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03022627

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Michelin Compagnie Generale des Etablissements

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**NEW ADDRESS

FILE NO. 82- 3354 FISCAL YEAR 12-31-02

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OICF/BY: dlw

DATE : 6/9/03


SEC File #82-3354

ARLS
12-31-02

03 MAY 29 AM 7:21

2002

Annual Report

Michelin Compagnie Generale Des
Etablissements Michelin


MICHELIN


Simplified Legal Organization Chart
Compagnie Générale des Etablissements Michelin (CGEM) France
99.8%*
40%
100%
60%
Compagnie Financière Michelin Switzerland
Manufacture Française des Pneumatiques Michelin France
Pardevi France
Industrial, commercial and research companies outside France
Other industrial and commercial companies in France
1% of Peugeot SA
* Please refer to Page 54 for further details of changes in relation to 2001

Supervisory Board

- **Eric Bourdais de Charbonnière**
  Chairman
  - Member of the Supervisory Board of Oddo & Cie
  - Member of the Board of Beghin Say
- **François Grappotte**
  - Chief Executive Officer of Legrand
  - Member of the Board of BNP Paribas
  - Member of the Board and General Manager of Fimep
  - Permanent Representative of Fimep, Chairman of Fimaf
  - Chairman of Lumina Management
- **Pierre Michelin**
  - Division Manager – Bull Group
- **Grégoire Puiseux**
  - Member of the Supervisory Board of Manufacture Française des Pneumatiques Michelin
  - Financial Controller of Compagnie Financière Michelin
- **Edouard de Royère**
  - Honorary Chairman and Member of the Board of L'Air Liquide SA
  - Member of the Board of Sodexho Alliance
  - Chairman of the Association Nationale des Sociétés par Action (ANSA)

Statutory Auditors

- **Stéphane Marie**
  *Auditor**
- **Dominique Paul**
  *Auditor***
- **Jacques Zaks**
  Substitute of Mr. Marie
- **Pierre Dufils**
  Substitute of Mr. Paul

** Partner of Corevise*
*** Partner of PricewaterhouseCoopers Audit*

Managing Partners*

1 • Edouard Michelin

2 • René Zingraff

* Mandates and function exercised in other companies, Page 66

General Partners

- Edouard Michelin
- René Zingraff
- Société Auxiliaire de Gestion SAGES

Group Executive Council

3 ◦ Michel Caron
Quality and Organization,
Tourism Department, ViaMichelin

4 ◦ Thierry Coudurier
Truck,
Euromaster, TCI, Africa / Middle East

5 ◦ Hervé Coyco
Passenger Car-Light Truck

6 ◦ Jean-Marc François
Asia

7 ◦ Jim Micali
North America

8 ◦ Didier Miraton
Technology Center

9 ◦ Jean Moreau
Personnel

10 ◦ Michel Rollier
Finances

11 ◦ Christian Tschann
Europe

12 ◦ Bernard Vasdeboncœur
Specialty Product Lines,
Agricultural, Aircraft, 2-Wheel, Earthmover, Wheels, Components, South America


4
9
7
12
3
5
6
1
11
2
10
8

Contents

2 Message from Edouard Michelin
4 Highlights of the Michelin Group
6 Strategy and key events
18 Key figures
22 Michelin share performance
24 Michelin and its Shareholders

28 Managing Partners' Report
30 Tire markets in 2002
32 Michelin activities
48 Group Financial Review
60 Outlook
61 Proposed resolutions

64 Report of the Supervisory Board

67 Other economic, legal and financial information*
67 Additional information
86 Managing Partners' special report on stock options
87 Consolidated Financial Statements*
114 Statutory Auditors' Reports

* Detailed contents on Page 87

The English language version of this annual report is a free translation from the original, which was prepared in French. All possible care has been taken to ensure that the translation is an accurate representation of the original. However in all matters of interpretation of information, views or opinion expressed therein the original language version of the document in French takes precedence over the translation.





Our mission

to make a sustainable contribution to the progress of mobility for vehicles and people

Our values

respect customers, employees, shareholders, protect the environment and follow transparent corporate reporting practices

Leader on the world tire market, Michelin is in pole position

on all tire and mobility-related service markets.
The Group's development is based on innovation and quality.
It is acknowledged by professionals as the leader, ahead of the field in the most challenging technical segments.
The Group is developing a portfolio of brands complementary to the Michelin brand, able to meet the requirements of all its customers: drivers, retailers, transport professionals and vehicle manufacturers.

To contribute to the progress of mobility is the essence of the Group's strategy

In the future, there will be many more vehicles but they will be safer, have greater driver/vehicle interaction and be more environment-friendly.
This evolution in quantity and quality offers more opportunities for growth for Michelin, which intends to:

- remain a global player,
- develop profitable, targeted, high added-value growth,
- optimize technology, innovation, marketing and service – its areas of expertise.

The Group's objectives in the medium term

Michelin is determined to constantly improve its ability to anticipate and react to any obstacles so that it can overcome them better.
The Group's medium-term objectives are to:

- balance its sales by increasing volumes in the regions with high potential for growth: Central and Western Europe, South America, Asia,
- exceed the markets' growth by at least 2% in volume terms on the segments and zones which are priority targets,
- regularly achieve results that surpass the cost of capital employed by optimizing the allocation of assets, improving industrial flexibility, regularly achieving positive free cash-flow and aiming for an operating margin of 10% on average over the cycle from 2005 onwards.



Message from Edouard Michelin

Madam, Sir, Dear Stockholder,

In 2002, our goal was to hold the course, adapting our speed to the terrain. The emphasis was on targeted growth, tight asset management, debt reduction and ongoing investment to support future development.
At the beginning of the year, we announced our goal of increasing operating margin. We met this target in the shape of a 1.2 point rise to 7.8%.
Our teams have been working methodically for several years to improve our performance and now we are seeing the results.
These good results have been achieved without sacrificing the principles of sound management and tight control over risks that have always been a feature of Michelin's development.

Navigating in heavy weather

Our teams have successfully navigated the heavy weather of the last two years, delivering robust results and a stronger balance sheet.
Passenger Car-Light Truck margins rose sharply for the third year in a row.
And the Truck business emerged leaner and fitter from a very difficult 2001, achieving a resounding improvement in profitability.
Michelin is stronger than ever and enjoys a heightened "all terrain" capability

Clear potential for business and earnings growth

Tires have a promising future. The market is constantly changing, creating a wealth of opportunities for Michelin.
Michelin has a strong manufacturing and sales presence in Asia – served by major plants in Thailand and China – and is poised to play an active role in the region's growing markets.
Western Europe has several very buoyant market segments.
We are continuing to grow our market share in Eastern and Central Europe, building a competitive edge that will help to protect our positions in the enlarged European Union of the future.
In North America too, we have gained ground on our competitors.
In all of these regions, our growth has been powered by innovation and quality.

Expanding product and service offers

The many new products launched in 2002 have bolstered Michelin's brand profile in both the original equipment and replacement markets. We are leveraging this goodwill by expanding our product and service offers.



BFGoodrich has made a successful entry in the European market, extending the range of different needs met by the Group's brands.
In China, the Warrior brand is performing well in the original equipment market, alongside the Michelin brand.
We are actively researching ways to make our tires safer, as well as establishing partnerships with foremost specialists in this area, including Robert Bosch GmbH and TRW.
We are convinced that technical leadership is the key to our future growth.

2002: 1st Employee Shareholding Plan
56,000: this is the number of employees who have become Michelin Shareholders by taking part in the global Employee Shareholding Plan launched in 2002 in 16 countries. Nearly two employees out of three decided to take up the offer, making the operation a milestone event in our Company's history.
A second employee share issue will be launched in 2003, giving the vast majority of our employees worldwide the opportunity to take part in the plan.

A corporate governance structure supporting a disciplined long-term growth trajectory
At a time when many are questioning the effectiveness of corporate governance structures, it is worth taking time out to examine the advantages of a partnership limited by shares. By clearly segregating management and supervisory responsibilities, securing a long-term commitment from general partners and setting high levels of management accountability, the partnership limited by shares structure offers Shareholders the guarantee that the business will be managed prudently with an appropriate degree of long-termism.
In 2002, action was taken to forge closer ties between the Managing Partners and the Supervisory Board through the creation of two Committees of the Board – the financial statements Committee and the remunerations Committee. We have also moved closer to our individual Shareholders, by setting up a Shareholders' Consultative Committee.

The Michelin Performance and Responsibility culture
One of Michelin's key strengths is its strong corporate culture. In 2002, we drew up a charter setting out our Group's values, mission, responsibilities and strategies. The charter underlines our priorities in the areas of sustainable development and social responsibility.
Performance and Responsibility: these are the two words that best define our contribution to sustainable development and the values adhered to by our teams, day in and day out. We intend to conduct periodic surveys to assess how these values are applied in practice. The results of the surveys – covering four elements (Customers, People, Shareholders and the Environment) – will be published in the Michelin Performance and Responsibility report.

2003 ?...
There is every sign that 2003 will be another unsettled year. The road ahead is littered with obstacles. Without a clear roadmap, we will need to remain constantly on the alert in order to anticipate and react to changing circumstances. Like rally drivers, we need to pass the obstacles in our path as quickly as possible.
We have developed this skill in recent years and are committed to enhancing our agility in our drive to achieve the targets set for 2005 and beyond.

What is our goal for 2003?
To further improve our performance whatever the conditions... And hold the course, at good speed!

Thank you for your support.

Edouard Michelin

Profile
of the Michelin Group



○ The leader
on the world tire market

19.6% of the market

○ International staff

More than 125,000 employees of many cultural origins including 4,000 research staff based in Europe, the United States and Asia.

○ Commercial facilities

in over **170 countries**



● Production sites close to markets

74 production sites in 18 countries with an annual output of
- 190 million tires
- 22 million maps and guides

● Six plantations

24,000 hectares planted

● A passion for racing

Over 120 World Driver and Constructor Championship titles since 1973.
In 2002:
- 17 out of 17 podiums in Formula 1
- World Rally Championship
- 500cc Motorbike World Championship
- Superbike World Championship
- 5th consecutive victory at the Le Mans 24-Hour race
- Victory in the Dakar rally in 3 vehicle categories

Tires and systems for every market

- Passenger cars and light trucks
- Trucks
- Agricultural vehicles
- Earthmover and handling equipment
- Subway trains
- Aircraft
- 2-wheel

Ground-chassis liaison and pressure surveillance systems

in partnership with Woco, Wabco, TRW, Vallourec Composants Automobiles, Toyo AVS, Robert Bosch GmbH, etc.

Integrated distribution and services networks

- Euromaster in Europe
- Tire Centers LLC in the United States

Mobility assistance services

- Road maps
- Accommodation/restaurant and travel guides
- Michelin Euro Assist
- Michelin Fleet Solutions in Europe
- Michelin Business Solutions in the United States
- Michelin Lifestyle
- Tire Advisor
- ViaMichelin

An extensive portfolio of brands


MICHELIN

ICOLLANTAS

BFGoodrich


Kleber

EUROMASTER

UNIROYAL

TCi

RIKEN

Pneu Laurent

TAURUS


RECAMIC

Kormoran

SIAMTYRE


Encore

Innovation and quality are the foundation of our Company

Strategy

Michelin intends to remain the undisputed leader in tires and mobility through its capacity for innovation, the quality of its products and services and the impact of its brands. Technology, innovation, marketing, service: the Group's aim is to further enhance the value of areas where its expertise is recognized by its customers.

The only links between a vehicle and the road, tires are complex, high-technology products. From the outset, research into new technology and dynamic innovation have been at the core of Michelin's strategy and success. Its research and development is perceived as vital by players in the tire industry. R&D represents 4.5% of its sales, *a figure of 704 million euros in 2002.* The Group occupies a privileged position **on all high technological content markets,** from Passenger Car tires to Aircraft tires, as well as Earthmover and Formula 1 tires. Michelin is the *only manufacturer present in all* **racing** disciplines, in all fields, because it is a **demanding**

Key events

"Equity*" of Passenger Car tire brands

	Michelin	Goodyear	Bridgestone	Firestone	Pirelli
France	**7.4**	3.9	1.6	2.3	3.7
Germany	**6.4**	4.6	3.8	3.4	4.8
Italy	**6.9**	5.2	3.3	3.5	6.3
United Kingdom	**6.2**	5.4	2.8	3.9	5.4
Spain	**6.8**	3.0	1.8	4.5	4.9
United States	**7.6**	7.2	5.1	4.7	3.9
Canada	**7.6**	6.5	5.3	4.6	5.6

Source: Michelin Tracking Study 2002 – Europe / Canada 3rd quarter 2002 – United States 1st semester 2002

Notoriety and quality: Michelin is No. 1

Michelin is one of the world's leading brands, with a brand awareness ratio of 98% in Europe, 96% in North America and 55% in Asia. Michelin has the best brand equity* for Passenger Car tires in Europe and North America.

* *Equity is the percentage of the population with an opinion on a brand, multiplied by the quality score attributed to it. The higher the equity, the better known the brand and the more it is perceived as high quality.*

laboratory for testing its innovations in extreme situations and a powerful inducement to achieve greater progress.

The Group possesses acknowledged expertise in ground-chassis liaison which has enabled it to form **strategic partnerships** with vehicle manufacturers and industrial companies with complementary skills in order to develop optimized complete assemblies: onboard tire pressure control systems, extended mobility, active safety and dynamic stability systems.
The establishment of a pole of development grouping 50.6% of the world offering around its PAX System technology, with Goodyear, Pirelli, Sumitomo and partnerships set up with Bosch and TRW, world leaders in automobile electronics, are all illustrations of Michelin's advance in the field of research.

>



PAX System
equips the new Audi A8



Performance, driving precision and safety, all good reasons to choose the Audi A8 equipped with PAX System.

In September 2002, Michelin delivered its 100,000th PAX System to Renault for the Scenic; the new Audi A8 is being equipped with PAX System as an option, soon to be followed by the Audi A6, also as an option. The possibility of driving for 200 km at 80 kph after a puncture, enhanced driving performance, safety, ride comfort and lower fuel consumption and a greater load capacity in a smaller overall volume: the advantages of PAX System position it alongside the great standards of the tire industry of the future.
To speed up worldwide diffusion and mobilize less capital, Michelin is developing partnerships with major manufacturers.



Strategy

The best product and service quality at the best price: whatever the market segment it decides to serve, Michelin wishes to propose the most efficient solution.
As a result, on passenger car, truck and agricultural vehicle markets, the Group is developing a **multi-brand strategy** to meet the diversity of its customers' requirements. With Michelin, the leading world brand, BFGoodrich, Kleber in Europe, Uniroyal in North America, Warrior in China, several national brands and well-positioned retailer own brands, the Group's portfolio is one of the most evenly balanced in the profession worldwide.
On a rapidly-evolving market, the **strong brands** represent a decisive advantage. Furthermore, the recall of Firestone tires in the United States had a significant impact on developing the awareness of American consumers to the importance of quality for their safety. This had a direct beneficial effect on leading brands and facilitated customer acceptance of **price differences** for top-quality tires.

Key events

The first onboard tire pressure monitoring system for trucks

Designed with Wabco, IVTM (Integrated Vehicle Tire Monitoring) is the first onboard pressure monitoring system specifically designed for heavy vehicles: trucks, tractors, coaches and trailers.
It enables a driver to verify the exact pressure of his tires on the instrument panel before setting off and keeps him informed of any problem arising while on the road.
IVTM improves safety and transport costs by avoiding driving in conditions that could damage the tires or increase fuel consumption.



WABCO

IVTM, the first system allowing truck drivers to check their tire pressure while driving.


REPSOL

The surfaces and the rules may change, but Michelin continues to win in competition.



Michelin works with all vehicle manufacturers on all distribution circuits and consolidates its offering with **innovative services,** supported primarily by integrated distribution networks and specifically-dedicated subsidiaries.
The Group proposes complete services to transport professionals: sale by the mileage covered, 7-day-a-week repair service, retreads and global tire management, etc..
It offers retailers services which include safety audits, fitting recommendations, automated delivery, inventory management and end-of-life tire collection.
It strengthens its **links with vehicle manufacturers** by its commitment to racing.
It gives advice to drivers, assists them with maps and guides and the electronic travel-aid services provided by ViaMichelin. It also develops mobility-related Michelin Lifestyle products.
In all cases, Michelin uses the Internet to further increase customer satisfaction by more efficient management of relations and extended service offerings.

A joint-venture with Robert Bosch GmbH

The purpose of ISS (Integrated Safety Systems) is to promote complete dynamic vehicle stability systems. The initial projects include systems which combine PAX System with the electronic stabilization program, ESP, to offer even greater mobility in the event of a loss of pressure.
This joint-venture materializes the partnership agreement signed in September 2001. In 2002, the Michelin and Bosch teams received a very favorable response from the vehicle manufacturers presented with the general orientations of their work.



Our aim is to achieve sustainable, profitable growth – worldwide

Strategy

Michelin is a global player, present on all original equipment and replacement markets in high development potential sectors and zones.
The Group's strategy is targeted at growing markets where optimum value can be more easily obtained from the quality and technological content of its products.
It implements a pricing policy in line with this approach. Fundamental work is successfully undertaken to lower change fixed costs and increase its capacity to anticipate and react to market change.

With 74 production sites worldwide and commercial facilities in 170 countries, Michelin has achieved **worldwide geographical coverage** in order to satisfy the requirements of its customers as closely as possible.
As world leader in the original equipment Passenger Car/Light Truck and Truck sectors, the most demanding market, technically-speaking, the Group equips one new vehicle in three, which gives it a remarkable **loyalty ratio** when tires are first replaced: 65% in Europe and 58% in North America for the Michelin brand.
On the replacement market, which represents 3/4 of sales, Michelin uses its extensive local facilities to meet specific market requirements in terms of products, sales and marketing and to make the most of growth where it is strongest.

Key events




544 NGJ 75

The strong development of the 4x4 market is covered by Michelin's targeted growth strategy.



The new Pilot Sport for the very top-range segments is available worldwide.

Although it intends to remain a global player, present on all market segments, the Group is developing a **targeted growth strategy.** These are the most technical products and segments with the highest added-value, generating the highest profitability, which enable optimum value to be derived from all the Group's products and its portfolio of brands.
In the Passenger Car-Light Truck sector, Michelin's medium term objective is to obtain close to 50% of the 16-inch tire market (more for original equipment), 1/3 of the European high-performance market and 1/4 of the European Winter replacement tire market. In the Truck and other specialized tire sectors, it intends to develop the provision of **complete solutions** to further improve its response to customer requirements.
To improve its productivity, serve growth and value creation, Michelin's aim is to achieve excellence in design, industrial efficiency and customer satisfaction.
Lower inventories, improvement in the logistics chain, greater industrial flexibility and responsiveness: Michelin is endeavoring to reduce its working capital requirement yet maintain the high level of service expected by its customers.

On the heels of Hungary, Poland and Romania - the Group sets up facilities in Russia.

Michelin has set up a plant at Davydovo near Moscow to produce Passenger Car tires mainly for the local market. This represents over 20 million units a year and is expected to double in the next ten years.
This new unit, with an initial production capacity of 2 million tires, will be operational in late 2003.
The Group's market share in Eastern Europe rose from 17% in 1998 to over 20% at the end of 2002.



C3M is an ideal tool for meeting the specific requirements of the top-range market and short production series.

Strategy

In line with its policy to move up-range, the Group is adapting its industrial and logistics facilities to shorter production runs. In this respect, worldwide deployment of the compact, ultra-flexible C3M production process on the top-range segments is a **definite plus point.**
Parallel to this, Michelin launched a competitiveness plan in Europe in 1999 and in the United States in 2001. These efforts resulted in a continued reduction in operating costs in 2002 over 2001. The objective is to continue in order to achieve an annual structural saving in the region of 300 million euros by the end of 2003, compared to 2001. By 2005, fixed costs should therefore have been reduced by a total of around 700 million euros, compared to their level at the end of 1999.

Michelin enjoys extensive **sources of growth** and medium- and long-term profits. The move up-range of vehicles in Europe and the sharp expansion of 4X4s in North America call for increasingly technical tires which naturally enrich the replacement market.

Key events

Optimization of medium-term debt

Michelin successfully launched a fixed-rate bond issue in two tranches: 1 billion euros maturing in 2009 and 500 million euros maturing in 2012.
Rated BBB+ and Baa1, this issue has enabled the average maturity of the Group's debt to be extended on attractive terms.

Michelin is also present on the segments of the future: tires for new-energy vehicles and run-flat tires.

The tire function itself will be enriched with the introduction of electronic pressure measurement systems, gradually to become compulsory in the United States from 2003 onwards, the adoption of innovative standards like PAX System and the design of optimized systems such as those developed by Michelin with Bosch.
In this respect, the Group's technological lead and its capacity for innovation constitute distinctive advantages.
Finally, Michelin has adopted sound positions in high-development potential zones, in Eastern Europe and Asia in particular, where the replacement of conventional tires by radials is progressing fast.

Outsourcing of logistics in the United States

In August 2002, Michelin signed a multi-annual agreement with TNT Logistics, one of the world's leading logistics companies.
TNT has taken over all Michelin's distribution warehouses in the United States and Canada and agreed to invest in the improvement of the Michelin logistics network and its infrastructures. Within the framework of this partnership, the 600 employees of the distribution warehouses were offered the possibility of continuing their activity at TNT.
In addition, TNT acquired certain of the corresponding assets, resulting in exceptional gain for the Group of 26 million dollars.

We have a strong sense of internal and external responsibility

Strategy

Michelin seeks development and fulfillment for its staff in the exercise of their responsibilities. It endeavors to develop the diversity and human richness of the Company.
The Group wishes to integrate harmoniously into society and, in particular, to contribute to fostering mobility that is safer and more considerate of the quality of life and the environment.

Michelin employs over 125,000 people on all the continents. The multi-cultural diversity of its employees is an extraordinary source of wealth for the Group which has thereby gradually forged a **genuine international identity.** Geographic mobility is part of Michelin's dynamism, openness and creativity: 12% of its managers already work in a country other than their country of origin. Employee expectations are taken into consideration by means of professional satisfaction surveys conducted every two years and, irrespective of the location, Michelin endeavors to give every employee the possibility of constructing a varied career path, stimulated by training. Training stimulates improvement and sharing of skills and a capacity to adapt. It contributes to the consolidation of a customer and results-oriented **common culture**

Key events

For more detailed information, please see the Michelin Performance and Responsibility Report*, the first report on our extended responsibility

** The Michelin Performance and Responsibility Report will be available from June 2003 onwards on the www.michelin.com web site or on request from the Investor Relations Department.*

Michelin Développement supports job creation

In France, Michelin is a player in the economic development networks of its employment areas.
It brings the vision and experience of an international group and proposes financial support and expertise to SMEs in the setup or growth phase. In twelve years, its specifically-dedicated subsidiary, SIDE* Michelin, has assisted with the creation of over 9,000 jobs in France.
More recently, a similar approach was successfully implemented in the United Kingdom and Michelin intends to extend this action to the whole of Europe. The establishment of Michelin Développement in 2002 meets this objective. Its mission is to facilitate and coordinate Michelin's action to foster economic development and create jobs in the Group's employment areas in the various countries in Europe.

** Société d'Industrialisation et de Développement Economique*



During their career at Michelin, the management staff and technicians do an average of four different jobs.



governed by shared ethic principles. Michelin devotes 4% of its payroll to training. Internal promotion is common practice: over a quarter of management and almost all foremen have reached their positions in this way.

To maintain a high level of skills and prepare for the future, **Michelin has hired additional staff.** Over 4,600 people joined the Group in 2002, 800 of them engineers and managers of more than 40 nationalities. A large number of young people were also integrated into apprenticeship schemes where they are receiving professional training in jobs specific to the tire industry.
The Group is also developing a mentoring program for people somewhat removed from the working world which provides them with assistance for two years. It helps employees' children establish a career plan via its "Tremplin jeunes vers l'emploi" structure: 1,550 out of 2,000 young people helped by this scheme in France have already found permanent jobs.

The Employee Stock Ownership Plan: a strong sign of confidence

The Employee Stock Ownership Plan entered its first phase in 2002.
The scope and scale of this extremely important event for the Group concerned close to 100,000 employees in 16 countries;
56,000 of them became Shareholders (see P. 24)
Over and above actual figures, this success is a strong sign of the employees' attachment to the Company and their confidence in the future.
The aim of this Plan is to associate employees more closely with the Company's decisions and results. It was supplemented by a stock option program, offered to around a thousand Group managers.
Both plans establish new relations between the Company and its employees within an extended framework: recruitment, training, individual/collective management and career management are considered long-term investments.
The second phase of the Employee Stock Ownership Plan will take place in 2003.



Strategy

The environmental performance of its products and, more generally, **sustainable mobility,** is at the very core of Michelin's growth and loyalty development strategy. In more specific terms, the Group proposes tires that are safer and quieter, save fuel and have a longer service life. Michelin is the **world's leading producer of "green tires"** with almost 500 million units produced since 1992.
The Group is also developing new tire pressure monitoring systems which help prevent under-inflation, resulting in excessive fuel consumption and potentially dangerous overheating of the tire.

On a more general level, Michelin is part of the "Sustainable Mobility Project" at the WBCSD*, an organization composed of 160 international companies seeking to achieve sustainable development. Launched in 2000, the project has a 3-year

* *WBCSD : World Business Council for Sustainable Development.*

Key events

New environmental performance - currently with the Energy tire and in the future with the Proxima

Michelin Proxima is currently the best tire in terms of the environmental issues.



Launched in 2002, the new Michelin Energy range is the new reference in terms of service life.
It also provides improved braking and fuel-consumption performance.
With the Proxima concept range of tires, the Group is demonstrating that it is still possible to reduce the weight and rolling resistance of tires in the future.
Designed for vehicles using new forms of energy and for vehicle manufacturers' energy-saving prototypes, the Michelin Proxima enables the CO_2 emission produced by resistance to forward movement to be reduced by 24% compared to the Energy XT2 range.



The last Challenge Bibendum between Hockenheim and Paris provided an opportunity for dialogue with the European Parliament in Strasbourg.



budget of 10 million dollars to determine the ideal situation of mobility 30 years hence. The Group also created the **Challenge Bibendum,** now an annual event covering innovation in the world of transport (vehicle manufacturers, equipment manufacturers, energy producers and local authorities) with an emphasis on **clean vehicles.** In September 2003, the Challenge Bibendum will be held in California.

In order to manage the impact of its activities on the environment more efficiently, Michelin has an environment management system based on the ISO 14001 standard. At the end of 2002, 50 of its principal industrial sites were **certified ISO 14001,** corresponding to 80% of its production. A new Group Unit dedicated to the environment and prevention of industrial risk was set up during the year. The Michelin Group is also actively pursuing the development of channels to recycle end-of-life tires.

The Challenge Bibendum, the international sustainable mobility event

Launched in 1998 to promote automobile industry progress at the service of the environment, the fourth edition of the Challenge Bibendum took place in Europe, with a race from Hockenheim to Paris, calling in at the European Parliament in Strasbourg. 70 vehicles took part in the event, representing vehicle manufacturers, equipment manufacturers, energy producers and public organizations.
Fuel consumption, emission, safety and design: their performance was assessed and compared at technical trials run by the ADAC, the largest motorist association in Europe with 14.5 million members.
www.challengebibendum.com

* *ADAC= Allgemeiner Deutscher Automobil Club, principal German automobile club*

Aliapur recycles end-of-life tires

In 2002, Michelin and the principal manufacturers operating in France have taken another step forward in the management of their used products. For this purpose, they have formed a company, Aliapur, to set up a long-term channel to process end-of-life tires that is environment-friendly. Aliapur will also support studies to find new outlets and play an active role within the framework of the new regulations resulting from the French Law of December 24, 2002.

Michelin strengthens its "all-terrain" capability


2,500
2,000
1,500
1,000
500
100
1997
1998
1999
2000
2001
2002
15.7%
13.6%
8.8%
12.3%
1999
2000
2001
2002

Sales of the Group's tires in China continue to grow faster than the market

(base 100 in 1997 for Passenger Car tires and in 1998 for Truck tires)

- ■ Chinese Passenger Car market
- □ Total Group Passenger Car
- □ Michelin brand Passenger Car
- □ Chinese Truck market
- □ Chinese Radial Truck market
- □ Michelin brand Radial Truck

Truck Tire Operating Margin

Increase in the size of plants, automation, greater industrial flexibility, better monitoring of sales and inventory, lowering of the breakeven point: the Truck segment has regained a double-digit operating margin despite very poor markets. At 12.3%, this business segment has one of the best performance levels in the tire industry.



0
2002
2001
2000
J
F
M
A
M
J
J
A
S
O
N
D

Change in finished product inventories

Inventory reduction is a priority. Volumes decreased further in 2002 by 9.4%. Inventory represents 18.3% of sales, compared with 23.2% two years earlier. This improvement reflects greater responsiveness on the part of the supply chain. Obtained while maintaining the customer satisfaction ratio at a high level, it is an indication of the progress achieved in terms of flexibility and responsiveness.



637
309
- 413
- 300
- 241
1998
1999
2000
2001
2002

Change in free cash flow[1]

(in million of euros)

Michelin generates a high operating cash flow, close to 8% of its sales: 1.3 billion euros in 2002. One of the Group's objectives is to obtain a positive, recurrent cash flow and at the same time maintain the level of investment required for its long-term continuity. This objective will be achieved by continued improvement of operating cash flow and management of working capital[2]. In 2002, the Group began to reap the reward from this effort.

1. Free cash flow= cash flow
   – change in working capital
   – net capital expenditure
2. Working capital= inventory and work-in-process
   + trade receivables
   - trade payables

Key figures

Growth still outstripping market expansion



12,486
13,763
15,396
15,775
15,645
1998 1999 2000 2001 2002

Consolidated sales - 0.8%
in millions of euros

Other businesses: 24% - 5.4%

Truck: 25.2% + 0.7%

Passenger Car-Light Truck: 50.8% - 0.4%

2002 sales by business segment

Increase in operating margin



1,073
8.6%
1,207
8.8%
1,162
7.6%
1,040
6.6%
1,225
7.8%
1998* 1999** 2000 2001 2002
* Previous accounting methods
** Pro forma.
Total
Operating margin

Consolidated operating income + 18%
in millions of euros



Change + 1.2 pts
Change + 3.5 pts
Change - 0.2 pts
8.9%
9.6%
8.8%
12.3%
- 0.3%
- 0.5%
01 02 01 02 01 02
Passenger Car-Light Truck
Truck
Other businesses

Operating margins by business segment


North America: 38.8% - 3.5%
Other countries: 12.9% - 1.2%
Europe: 48.3% + 1.5%

2002 sales by geographical area


Increase in net income


536
156
283
399
296
581
1998* 1999* 1999** 2000 2001 2002
* Previous accounting methods
** Pro forma

Net income
in millions of euros

Improved financial conditions


1,090
1,003
1,091
1,089
1998* 1999** 2000 2001 2002
Net capital expenditure
in millions of euros
2,752
65%
3,789
88%
4,329
113%
4,926
119%
4,881
113%
3,818
1998* 1999* 1999** 2000 2001 2002
Total
Debt-to-equity ratio
Net debt
in millions of euros

Michelin share performance

- Euronext Paris Premier Marché (first market) - Deferred Settlement Service
- Euroclear Code: 12 126
- ISIN Code: FR 0000121261
- Indices: CAC 40 – Eurostoxx 100
- Par value: 2 euros
- Minimum number of shares per trade: 1
- Average daily trading volume: 760,143
- Market capitalization on 12/31/2002: €4.66 bn
- 200,000 shareholders, including 56,000 employee shareholders



2.10
2.96
2.20
4.28
1999* 2000 2001 2002
* Pro forma.

Published earnings per share
in euros



0.64
0.71
0.80
0.85
0.93

1998* 1999** 2000 2001 2002***

* Previous accounting methods
** Pro forma
*** Submitted to the approval of the General Shareholders Meeting on May 16, 2003

Net dividend per share
in euros



200
180
160
140
120
100
80
60
40
20
0
1,200,000
1,000,000
800,000
600,000
400,000
200,000
J F M A M J J A S O N D J F M A M J J A S O N D J
2001
2002
2003
Michelin
CAC 40
Goodyear
Bridgestone
Monthly trading volumes (shares exchanged)

Performance of the Michelin share
from January 2001 to February 2003 compared to the CAC 40, Goodyear and Bridgestone.

Share price (in euros)	2002	2001	2000	1999	1998
High	**45.05**	**43.50**	**41.90**	**49.49**	**62.34**
Low	**24.50**	**23.84**	**30.10**	**30.30**	**28.51**
Year-end price	**32.86**	**37.05**	**38.55**	**39.00**	**34.07**
Market capitalization as of 12/31 in billions of euros	**4.66**	**4.99**	**5.19**	**5.25**	**4.59**
Average daily number of shares traded	***760,143***	***578,980***	***514,485***	***561,436***	***561,933***
Number of shares	**141,792,730***	**134,715,873**	**134,715,873**	**134,715,873**	**137,715,873**
Par value	**2**	**2**	**2**	**2**	**2**

* *1,292,143 shares were issued on June 28, 2002 within the framework of the first phase of the Employee Stock Ownership Plan set up with the authorization of the Mixed General Meeting held on May 18, 2001.*
5,784,714 shares were issued on November 20, 2002 in remuneration for the 444,978 Compagnie Financière Michelin bearer shares tendered to the Public Exchange Offer out of the 459,593 shares covered by this Offer. A "squeeze-out" procedure has been applied to the 14,615 shares not tendered to the exchange, to be followed by the issuance of 189,995 shares.

Ownership structure as of December 31, 2002

As of December 31	2002	2001	2000
Treasury stock	**0.9%**	**3.1%**	**2.8%**
Employees – Stock Ownership Plan	**1.1%**	**0.2%**	**0.2%**
Individual shareholders	**17.7%**	**21.0%**	**24.6%**
French institutions	**33.3%**	**25.0%**	**23.7%**
Franklin Templeton	**5.8%**	**6.6%**	**5.1%**
Other foreign institutions	**41.2%**	**44.1%**	**43.6%**



- Employees – Stock Ownership Plan **1%**
- Individual shareholders **24.5%**
- French institutions **30.5%**
- Franklin Templeton **4.8%**
- Other foreign institutions **39.2%**

Breakdown of voting rights

as of December 31, 2002

In compliance with the Articles of Incorporation, shares held for more than four years by residents of a country within the European Union have double voting rights. As far as the Company is aware, there is no shareholder pact in existence between its shareholders, nor any pact relative to significant unlisted Group subsidiaries.

Average length of time shares held

As a % of the total number of shares held	Total shareholders
Shares held for less than 1 year	**52.8%**
From 1 to 3 years	**15.6%**
Over 3 years	**31.6%**

It should be noted that over 20% of institutional shareholders have held their shares for over 3 years.

Michelin and its Shareholders

The Michelin share in 2002

With the 7th best performance in the CAC 40, the Michelin share showed clear resistance on a stock market adversely affected by the economic slowdown, the collapse of "new economy" shares and the investor confidence crisis subsequent to the discovery of ill-considered or dishonest practices on the part of executive officers of certain companies. This performance should be perceived as initial recognition of the in-depth work carried out by the Group, reflected in the quality of its results in a difficult economic climate, and foster greater awareness of the soundness of its fundamentals.

Successful PEO for CFM

In order to simplify the Group's legal structures and take advantage of the improvement in financial market conditions, CGEM conducted a Public Exchange Offer on the bearer shares of its Swiss subsidiary, Compagnie Financière Michelin, and implemented a "squeeze-out" procedure on the shares not tendered to the offer.
This operation will involve the creation of a total of 5.97 million new CGEM shares, i.e. 4.20% of the capital, 5.78 million of which were issued on November 20. The resulting dilution will be offset by access to 100% of CFM profits, versus 93.45% previously.

Success for the first phase of the Employee Stock Ownership Plan

Close to two in three employees chose to become Michelin shareholders by taking part in the Employee Stock Ownership Plan proposed to 100,000 people in 16 countries in Europe, North and South America, Africa and Asia. More than 60% of employees responded positively to the proposal. Michelin's extremely high take-up ratio is the best achieved by an industrial company for the launch of its first Employee Stock Ownership Plan.

A second subscription phase will be proposed in 2003. It will be offered to 108,000 employees in close to 70 countries.
In compliance with the authorization given by the General Meeting of Shareholders on May 18, 2001, the maximum number of shares that can be issued for Phase II is 1,407,857 shares, i.e. a maximum of 0.99% of the capital. The final conditions of subscription will be established by the Managing Partners at the end of March 2003, for a subscription period scheduled between April 2 and 30, 2003. The corresponding capital increase should take place on July 8, 2003 (provisional date).

Dividend up by 9%

At the Annual General Meeting to be held on May 16, 2003, the Managing Partners will be proposing the distribution of a net dividend of 0.93 euro, or 1.395 euros including the tax credit, an increase of 9.4% over the previous year and 60.3% over the past 5 years. The dividend will be payable as of May 20th, 2003, i.e. 2 business days after the Meeting.

Shareholder information

Michelin's wish is to maintain a relationship of trust and proximity with its Shareholders. All shares issued by CGEM are registered, which enables Michelin to keep all Shareholders directly informed.

Extensive, varied information and communication resources

In the weeks prior to the General Meeting of Shareholders, each Shareholder receives a full Annual Report which, since 2001, has included information on the Group's strategy, management of its financial risk and its economic performance. During the year, Shareholders receive the *Letter to Shareholders*, published 3 times a year, and a detailed report on half-yearly financial statements. Michelin also publishes





In 2002, Michelin set up a Shareholders' Consultative Committee which held its first meeting.

a Fact-Book containing data and information on the tire industry and the Group. It is available on the Internet or CD-Rom and is updated every year. In 2002, a complete guide to the Group's strategy was introduced to supplement investor information. All these documents are available to Shareholders on the Group's Internet site **(www.michelin.com)**, as well as press releases and presentations made to institutional investors.
In early 2003, Michelin set up a **Shareholders' Consultative Committee** in order to communicate more efficiently with individual Shareholders. Its missions are described in greater detail in the section entitled "Corporate Governance".
For the 5th year running, Michelin took part in the Actionaria convention in Paris and arranged 3 meetings in Marseille, Paris and Nice to meet Shareholders personally.

Parallel to this, more than 150 meetings and "one-to-ones" arranged in 13 different countries enabled the Group to hold direct discussions with nearly 600 analysts and institutional investors. Moreover, at the annual seminar held since 1999 in Europe and the United States, around fifty analysts and investors were able to gain further insight into the Group's strategy in the Truck segment, in collaboration with Michelin retail networks – Euromaster in Europe and TCI in the United States.

Financial calendar*	
Sales figures, 1st quarter 2003	April 23, 2003
Annual General Meeting of Shareholders	May 16, 2003
Payment of dividend	May 20, 2003
Announcement of 2003 half-year results	July 29, 2003
Announcement of 3rd quarter 2003 sales	October 22, 2003
Announcement of 2003 net sales	February 2004
Announcement of 2003 results	February 2004

** These dates may be subject to change.*

Corporate Governance

The Company is owned by its Shareholders.
Shareholders help to create a company, take part in its development, share in its risks and may decide to withdraw, if dissatisfied. Respect for Shareholders means recognizing their role, associating them with the life of the company and continuing to satisfy their expectations on a long term basis.
A partnership exists between the Shareholders, Michelin and its senior management that is reflected in the very structure of the Partnership by Shares[1].
Michelin considers that Shareholders have a legitimate right to obtain an optimum level of earnings and enhance the value of their assets. In the Michelin Performance and Responsibility Charter[2], the Company expresses its desire to achieve this objective.
Michelin has set up open, accurate communication with its Shareholders and representatives of the financial community. This duty of loyalty to Shareholders calls for unambiguous conduct in the event of conflict of interest.
When making decisions, Michelin takes into consideration its responsibility towards those who place their trust in the Company by participating financially in its growth.

Corporate Governance is based on four principles: a clear-cut separation of power between the managerial and control functions, strong, sustained awareness by senior management of their responsibility, a close, direct relationship with Shareholders and the provision of complete information.

In the Michelin Group, the quality of Corporate Governance makes an important contribution to the achievement of 3 objectives: high economic performance achieved without taking excessive or uncontrolled risk; loyalty to all the Company's partners; a strong awareness on the part of its senior management of the consequences of their actions.

1. The bookmark inserted in this report describes the Michelin partnership by shares in greater detail.
2. This Charter, published in June 2003, is available on request and can be accessed on the Group web site, www.michelin.com

Michelin and its Shareholders


MICHELIN

The end of the 2002 General Meeting gave us an opportunity to salute the career, the work and the personality of François Michelin.

A clear-cut separation of power between the managerial and control functions

The Company is managed by the Managing Partners and General Partners.

The Supervisory Board is responsible for permanent managerial control. It verifies the fairness of the financial statements, monitors the management decisions and gives its opinion concerning the proposals by the Managing Partners, particularly regarding the allocation of income. To carry out its monitoring mission, the Supervisory Board has the same powers as the Statutory Auditors.

The Supervisory Board acts on behalf of the Shareholders and is accountable to them for the execution of its mission within the framework of the report to the Annual General Meeting of Shareholders. This report is on Page 64 of the Annual Report.

The independence of the Supervisory Board is ensured by the following measures:

- its members are elected for a period of 5 years by the General Meeting of Shareholders which may terminate their functions at any time,
- the Managing Partners cannot be members of the Supervisory Board, nor may they take part in their election,
- CGEM does not hold any interests in companies outside the Group in which members of its Supervisory Board work or are involved in the governing bodies of these companies,
- neither the Managing Partners nor Michelin Group senior management are involved in the governing bodies of these companies.

As of December 31, 2002, there were 5 members on the Supervisory Board, 3 of them independent within the meaning of the reports on Corporate Governance.

During the fiscal year, the Supervisory Council held four meetings during which:

- it received a detailed report on the Group's business, results, financial situation and prospects,
- it received verbal reports by the Managing Partners on the execution of Group strategy,
- it examined more specific subjects.

The Supervisory Board notably decided to set up two committees of the Board – the remuneration Committee and the financial statements Committee. A report on the tasks undertaken by the committees and the activity of the Supervisory Board is contained in its report to the General Meeting of Shareholders, on Page 64 of the Annual Report.

In 2002, members of the Supervisory Board received a total amount of 76,224.5 euros in respect of fees for the 2001 fiscal year, a breakdown of which is presented on Page 66 of this report.

Strong awareness of their responsibility among senior management

The Managing Partners are appointed by the General Meeting of Shareholders and must be individuals chosen from among the General Partners. They have unlimited liability for Michelin debt up to the value of their personal assets in their capacity as General Partners. They may not relinquish their status and responsibilities as Partners without a decision by the Extraordinary General Meeting of Shareholders.

The Managing Partners do not receive any remuneration or non-cash benefits.

It is stipulated however that, as General Partners with several and unlimited liability, they benefit together from statutory payments allocated to them on the basis of the profits. They therefore share the interest of the Shareholders since they only receive statutory payments if the Company makes a profit.

The total amount paid to them from all the companies in the Group in 2002 for the 2001 fiscal year amounted to 3,464,473.44 million euros.

* *Viénot and Bouton reports.*



A close, direct relationship with Shareholders

CGEM only issues registered shares and is therefore able to maintain a direct relationship with its Shareholders, thus establishing mutual interest between the General Partners and the Shareholders. Each Shareholder receives the documentation relative to the Annual General Meeting several weeks beforehand to enable them to take full advantage of their voting rights. Moreover it is not necessary to block registered shares to vote at the Annual General Meeting.

For several years now, Michelin has actively kept its foreign Shareholders informed to ensure they exercise their voting rights. Since Michelin's shares have been listed on the Paris Stock Exchange, all its Annual General Meetings have taken place on first call (a quorum of 56% in 2002), which is a clear reflection of the interest of its Shareholders in the life and management of the Group.

For Michelin, the Annual General Meeting is an opportunity for genuine discussion with its Shareholders. Over and above the presentation of the Financial Statements to the Meeting for approval, special theme presentations are systematically made to give Shareholders greater insight into certain aspects of corporate life. The greater part of the discussions between the Managing Partners and Shareholders is made public on the Group web site and a summary published in the Letter to Shareholders.
In 2002, Michelin decided to set up a Shareholder Consultative Committee whose role is to increase the efficiency of communication resources for individual Shareholders by satisfying their requirements more closely. There are 12 committee members, including 2 members of staff, representing all individual Shareholders. A request for applicants was made in the press and via the *Letter to Shareholders* in the Autumn of 2002. Following a selection procedure, entrusted to an independent consultancy firm, the Committee held its first meeting on February 3, 2003.

Complete information

Shareholders requiring further details of Corporate Governance at Michelin should refer to the Additional Information section of this report (Page 67), the bookmark inserted in the report and the"document de référence", available on the www.michelin.com web site or on request from the Investors Relations Department.

Staff associated with improvement in performance

Managers' salaries are composed of a fixed and a variable portion. The variable part is determined according to the Group's performance and the achievement of individual objectives.

In order to strengthen the association of all its staff with the creation of value, in 2002 Michelin launched a successful worldwide Employee Stock Ownership Plan.

1,300,000 shares representing 0.96% of the capital were proposed to Group employees in 16 different countries on attractive terms: a price 20% lower than the reference share price at the time of subscription, a 50% additional contribution by the employer for the first 10 shares acquired and 33% for the next 10, with the possibility of paying in installments over 12 months.
Close to 60% of Michelin employees made a positive response, subscribing to an average of 27 shares, which is well above the 20 shares covered by the additional employer contribution. These shares are blocked for 5 years. Within the framework of this plan, a second tranche of 1.4 million shares will be proposed to employees in the spring of 2003.

Furthermore, after the decision made by the General Meeting of May 17, 2001, an initial stock-option plan culminated in the allotment of 76,600 stock options to senior and executive management in France and abroad on May 19, 2002. The price of each option, which may be exercised as of May 19, 2006, was established at 44 euros.

2002
Managing Partners' Report
to the Annual General Meeting on May 16, 2003



Innovation, targeted growth, firm prices, strict management and anticipation: this strategy has allowed Michelin to successfully maintain its position in a persistently difficult market environment.

With a 2.7% increase in sales, at constant exchange rates, a 7.8% operating margin, up 1.2 points on 2001, a substantial reduction in inventory levels and working capital requirements, an improvement in free cash flow and a reduction in net debt of 1 billion euros, Michelin's performance has been excellent. Moreover, the 1.5 billion euros bond issue floated in March 2002 enabled the Group to consolidate the structure of its balance sheet.

In 2002, the Group geared up to enhance performance despite the bumpy terrain. The solidity of our results backs our belief in our ability to achieve our medium-term objectives. It strengthens our determination to build an even more outstanding company for our customers, staff, shareholders and partners.



Tire markets in 2002

The world tire market is essentially a replacement market in terms of volume, 71%, and value, 75%.

The tire market's value is split evenly between Europe, 29%, North America, 31%, and Asia, 28%.

High-performance tires represent 10% of the world market in volume but 25% of the industry's margin. 60% of this market is in Europe, where it is growing by 15% a year.

Hesitant recovery
in the world economy

World expansion was slightly more buoyant than in 2001 with a rise in GDP of around 1.7%, although there was a slowdown in growth in the second half of the year.

- In the United States, the end of companies' de-stocking operations and a general upturn in consumption led to a recovery in the first half of 2002.
- The euro zone's contribution was limited due to low domestic demand with situations nonetheless differing considerably: a slowdown in Germany and Italy and growth in Spain and the United Kingdom.
- Activity remained at a low level in Japan and was highly dependent on exports to the United States.
- Growth was high in Asia, in China in particular, as well as in European Union candidate countries. On the other hand, Latin America slid into recession, affected by the collapse of the Argentinean economy and financial upheaval in Brazil.

Fragile recovery
in the automotive industry

- The production of light vehicles rose by close to 2%, on the heels of a fall of nearly 3% in 2001. A recovery in the region of 6% was achieved in North America, bolstered by vehicle manufacturer discounts; SUVs* and pick-ups rose by almost 10% after a fall of 7% in 2001. In Europe, production fell slightly. It remained at the same level as in 2001 in Japan, due to exports to the United States. It rose spectacularly by 55% in China where several foreign vehicle manufacturers increased their local production or set up alliances with Chinese manufacturers.

- Truck production increased by around 4%, with marked differences in trends. Sustained by high sales growth prior to the introduction of new anti-pollution standards in October, production rose by around 11% in North America, compared to a 30% fall in 2001. In Europe, production continued to decline, with a more perceptible effect in Eastern Europe. In Asia, there was a sustained rise in production in India and China and, to a lesser extent, in Japan.

SUV: Sport Utility Vehicle (4x4).

A healthier
situation for the tire sector

Manufacturers continued to implement measures to improve competitiveness: the closure of low-profitability production units and delocalization, greater industrial flexibility, revision of contracts with vehicle manufacturer customers and an evolution of the product mix towards top-range and SUV, as well as the integration of sustainable development into their strategy: the development of tires using less fuel and end-of-life recycling.

The decline of markets continued during the first half, for replacement tires in particular, but signs of a recovery appeared in the fourth quarter in all geographic zones.

- In North America, the original equipment truck tire market received a boost from purchases of Class 8 trucks before the introduction of the new anti-pollution standards. The replacement market recovered but still did not reach the 2000 level. The sharp growth in vehicle sales stimulated original equipment sales in the Passenger Car-Light Truck market but replacement tires suffered a sharp downturn in the mass market segment. Moreover, it did not have the advantage of the recall of 13 million Firestone SUV tires by Ford in 2001.
- In Europe, markets were not particularly buoyant. However, the Truck original equipment market maintained a level slightly above its 2001 performance due to exports outside Europe. The Passenger Car-Light Truck market alone made significant progress, bolstered by the growth of the Winter and Central European markets.
- In South America, markets made little headway due to the economic situation. In Asia, development was favorable on the whole and particularly strong in China, for original equipment and replacement tires.



- Michelin **19.6%**
- Bridgestone **18.6%**
- Goodyear **18.2%**
- Continental **7.2%**
- Sumitomo **3.8%**
- Pirelli **3.7%**
- Yokohama **3.3%**
- Toyo **1.8%**
- other **23.5%**

The world tire market

Three global players, present on all the markets, for all types of tires, represent 60% of the world market.

Source: Rubber & Plastic News – September 2002.



- Passenger Car-Light Truck **60.2%**
- Truck **26.3%**
- Earthmover **5.6%**
- 2-Wheel **4.6%**
- Agricultural **2.8%**
- Aircraft **0.5%**

Breakdown of the world tire market by product

(in value)

Source: Michelin.



- Europe(1) **29%**
- North America(2) **31%**
- South America **6%**
- Asia/ Oceania **28%**
- Africa/Middle East **6%**

The world tire market by geographical zone

(in value)

(1) Western and Eastern Europe, excl. CIS.
(2) United States, Canada and Mexico.
Source: Michelin.

If you require more information about the tire markets and Michelin, a Fact Book is available on the web site www.michelin.com (investor relations) or in the form of CD-Rom which can be obtained from the Investor Relations Department.

Actual GDP

(% change)	2001	2002 *(estimated)*	2003 *(provisional)*
World	1.1	1.7	2.2
North America (1)	0.4	2.5	2.6
Western Europe	1.5	0.9	1.5
Eastern Europe	1.7	4.1	3.9
Japan	0.3	- 0.3	0.4
South-East Asia	1.5	3.7	4.0
China	7.3	7.9	7.5
Latin America	0.1	- 1.2	1.5

Consensus Forecast 10 February 2003
(1) United States and Canada

The world tire market is a 68.5 billion dollar market (2001)


Tire market T/O in $
70
60
50
40
30
20
83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01

Change in the principal tire markets

	2002/2001 Year	2001/2000 Year	2000/1999 Year
Europe (1)			
Passenger Car-Light Truck			
• Replacement	+ 2.6%	0.8%	0.3%
• Original Equipment	- 0.3%	0.7%	2.1%
• Winter	+ 13.8%	- 9.2%	0%
Truck			
• Replacement (2)	- 0.9%	- 2%	0%
• Original Equipment	- 2.9%	- 7.1%	12.1%
North America (3)			
Passenger Car-Light Truck			
• Replacement	- 2.4%	- 3.4%	3.5%
• Original Equipment	+ 5.8%	- 9.7%	0.8%
Truck			
• Replacement (2)	+ 3.8%	- 5.7%	- 0.8%
• Original Equipment	+ 11.4%	- 37%	- 17.9%
Asia			
Passenger Car-Light Truck			
• Replacement	+ 1.9%	+ 2.5%	+ 4.4%
• Original Equipment	+ 4%	0%	+ 4.9%
Truck			
• Replacement (2)	+ 10.4%	+ 4.6%	ND

(1) Western Europe + Eastern Europe, excl. CIS.
(2) Radial + crossply tires.
(3) United States + Canada + Mexico.


MICHELIN
TOTAL
MICHELIN
PEUGEOT
sport

"Tires play a very important role in World Championship rallies. On snow and ice, for example, I have every faith in my studded Michelin tires. I am also very confident in rallies on loose ground. I have used Michelin tires throughout most of my career and have little knowledge of competitive products but I believe Michelins to be superior. What I like about Michelin is the dependability of its products. You always know ahead of time how they will handle. I also feel good having a Michelin technician attached to Peugeot. He's always there when a choice has to be made to remind me of the relative performance of the various options. The work we do with him during practice sessions is extremely important."

Marcus Grönholm
World Rally Champion 2002
in a Peugeot 206 WRC

Passenger Car-Light Truck

No.1 worldwide, the leader in high-tech tires

18% of the world original equipment and replacement market

In widely-contrasting markets, globally stable compared with 2001, sales fell by 0.4%, due to significant foreign exchange rate fluctuation.
Sales volumes rose by 3.4% with an operating margin of 9.6%, up 0.7 points.

This progress was accompanied by an improvement in productivity. It consolidates confidence in the Group's ability to achieve the medium-term objectives it has set itself.


7,636
7,982
7,948
2000 2001 2002
Net sales
in millions of euros - 0.4%


7.6%
8.9%
9.6%
2000 2001 2002

Operating margin
+ 0.7 point

The European and North American replacement markets by segment in 2002

	Europe	North America
Mass market	**36%**	**61%**
Performance (H, VZ)	**33%**	**13%**
4x4 SUV	**3%**	**19%**
Winter	**20%**	**0%**
Light Truck	**7%**	**7%**

Source: Michelin Factbook, 2002 edition.

The characteristics of the market

The 2002 Passenger Car-Light Truck market represented 60% of the world tire market in value and 924 million tires, including 70% for the replacement segment. Its slow but durable growth rate is in line with a long-term annual growth trend of around 2 to 3%.
It is a consumer goods market, characterized by the importance of brands, marketing and distribution channels.
In 2002, there was a strong contrast in the performance of the principal geographical zones but high added-value segments, such as High Performance, 4x4 and Winter tires continued to be buoyant.

Michelin's strategic orientations

Michelin develops worldwide strategic partnerships with vehicle manufacturers, based on its ability to innovate and work closely with them on all continents.
In the replacement segment, the Group is developing a multi-brand portfolio to meet the varying needs of consumers. Present in all distribution channels, Michelin is developing its service offering and reinforcing its direct links with consumers, of particular advantage to the Michelin and BF Goodrich "flag" brands.
On these markets, the highest growth segments (High Performance, 4X4 and Winter) are also the segments with the highest technological content and added value. Backed by its technology and the strength of its brands, Michelin is endeavoring to achieve a greater balance in sales, giving priority to these segments, without abandoning the mass market.
This targeted growth policy is also reflected in a deliberate reduction in original equipment sales volumes, placing greater emphasis on a more qualitative presence on this market, and by significant improvement in operating profitability.
By stepping up its presence on the higher-value original equipment markets, Michelin is paving the way for optimization of future sales on the replacement markets where there is a high loyalty ratio in favor of the original tire brand.

Adapting its industrial strategy to its market strategy, Michelin has launched a major program to improve the performance of its supply chain and make the Group even more competitive.



The Vel Satis, Renault's top-of-the-range car, is equipped with Michelin tires as original equipment.

The Audi A6 and Honda Accord: two luxury models assembled in China, and equipped with Michelin tires.



Michelin tops the rankings produced every year by the JD Power survey institute for original equipment tires in the United States, United Kingdom, Germany, Thailand and China.

Michelin, Kleber and BFGoodrich: the three flagship brands have made progress in Europe with an increase in market share, value and margin.

Michelin is the leading supplier to Mercedes, BMW, Porsche, Land Rover, Lincoln, Acura, Audi and Volvo.

O 2002

Increase in the volume of sales and operating margin

In 2002, the Passenger Car-Light Truck segment benefited from regular price increases over the past two years and continued improvement in the category/product/brand mix. At constant exchange rates, sales rose by 3.7%.

Increased market share in the replacement segment

The 5.3% rise in sales volumes for replacement tires is well above the market average of 2.6%, particularly in the VZ, 4x4 and Winter segments. Market growth in 2002 is principally accounted for by a 14% increase in the Winter tire market and 18% in Central and Eastern European markets.
With the 3 to 4% price increases implemented in most European countries, Michelin was therefore able to gain additional market share.
In North America, the replacement market declined by 2.4% over the level at the end of 2001, due principally to two factors: the anticipated fall in the SUV tire market (- 8%), which received a boost in 2001 from the recall of 13 million Firestone SUV tires by Ford, and a 4.1% downturn in the mass market.
In this environment, Michelin was able to increase its market share slightly. New price increases were introduced in the first quarter and the average price of Michelin and BFGoodrich brands is now well above the level in early 2000.
In Asia, markets differed considerably, depending on the country: continued high growth on the Chinese replacement market, slight progress on the Japanese market and a slight downturn on the Thai market. The Group continued to apply a growth strategy targeted at high added-value segments.
In China, the Michelin brand increased its market share

Highlights

Strong ambitions on the Chinese market

**The third largest market in Asia after Japan and Korea, China's growth is particularly dynamic; 2002 was no exception, with growth on the Passenger Car-Light Truck market of over 15%.
The Group is ranked first in China on the radial tire market and is the principal supplier to vehicle manufacturers with a market share of 20%.
In this domain, Michelin's aim is to achieve leadership by working closely with its major original equipment customers.
To foster penetration, the Group's mainstays are the local Warrior brand and Michelin top-range tires.
At the same time, Michelin is speeding up its expansion on the replacement market and, in 2003, will be offering its retailers a standard store concept to include training: the Tyre Plus concept.
The objective: 150 sales outlets by the end of 2005.**





The new Michelin Alpin Winter tire offers unparalleled grip performance at any temperature. It obtained the best score in the ADAC classification.

Changes in Passenger Car-Light Truck sales volume 2002/2001

Number of tires sold	Total sales	Replacement	Replacement Market	Original Equipment	Original Equipment Market
Total	**+ 1.3%**	**+ 2.2%**	**N/A**	**- 0.7%**	**N/A**
Europe (1)	- 1.0%	+ 5.3%	+ 2.6%	- 10.4%	- 0.3%
North America (2)	+ 1.9%	- 2.0%	- 2.4%	+ 10.0%	+ 5.8%
Other geographical zones (3)	+ 8.0%	+ 9.3%	N/A	+ 16.7%	N/A

(1) Western (15 principal markets) and Eastern Europe (excl. CIS).
(2) United States, Canada and Mexico.
(3) Asia, South America, Africa and the Middle East.

by over 1 point. At the same time, improvement in the quality of products and distribution, combined with the presence of the Warrior brand on the original equipment market, helped double the pace of sales since the Shanghai Michelin Warrior joint venture was set up in the summer of 2001.
In South America, Michelin's performance was adversely affected by the unfavorable evolution of the markets in a poor economic climate, in Argentina, Venezuela and Colombia in particular.
The numerous price increases implemented in the local currency nevertheless curbed the fall in the local currency sales figure.

Enhanced original equipment product mix

Markets also reflected a sharp contrast in the original equipment segment: a 0.3% fall in Europe, a 5.8% increase in North America, sustained growth in China, Thailand and South Korea and stability in Japan, mainly due to the sharp rise in exports to North America.
In this environment, Michelin continued to seek a balance between original equipment and replacement sales and enhancement of the quality of its product mix. The Group has set up a worldwide organization to provide better service to its increasingly global original equipment customers.
In Europe, where the General Motors Europe sales contract was not renewed, effective the month of August, this policy resulted in an anticipated 10.4% fall in the volume of sales.
In North America where the same policy is applied, Michelin had the advantage of sustained market growth, principally in the SUV and High Performance sectors.
Group sales rose at a rate 10% higher than the market, gaining substantial market share in these segments throughout the year.

Further progress in operating margin

At 9.6%, Passenger Car-Light Truck operating margin continued to increase. This sustained improvement over the past 3 years is the result of enhancement of the product/market mix, an improvement in inventory management, price increases implemented since 2000 in the replacement and original equipment segments and improvement in the cost structure.
This progress was nevertheless tempered by the decline in North American replacement markets and by the weakening of South American economies.
These results reflect the pertinence of the refocusing strategy implemented by Michelin for several years. It helps to improve profitability by achieving a better balance between original equipment and replacement, by developing high added-value segments without abandoning the mass market and by highlighting the added value that the Group's products bring to its customers.


CFI
"Due to the loss of fuel efficiency with the new EPA emission engines and the ever-increasing price of fuel, CFI is always looking for ways to maintain and possibly increase our fuel efficiency.
We believe we have found a partial solution with the Michelin X-One tires. CFI has been testing the X-One for over a year. Our experience to date is that tractors with X-Ones have 5% improvement in fuel mileage versus the tractors on conventional drive tires.
To provide further validation, we have expanded the use of Michelin X-Ones to include 100 tractors, rather than our initial five units."
Bruce M. Stockton
Vice President
Maintenance
Contract Freighters, Inc (USA)

Truck

World No. 1, leader in highly technical tires

29% of the original equipment market

24% of the radial replacement market

**A series of vigorous economic and structural measures were taken in the Truck sector to lower its breakeven point, against a particularly difficult market backdrop in 2001.
In better markets than anticipated in 2002, these measures enabled a significant improvement to be achieved in terms of operating margin which rose to 12.3%.**

The resulting improvement in industrial flexibility and competitiveness, good commercial performance, in the Asian retread and large-fleet sectors in particular, are all elements that will reinforce the Group's ability to achieve its medium-term objectives.




4,093
3,915
3,944
2000 2001 2002

Net sales
in millions of euros: + 0.7%


2000 2001 2002
Operating margin

Principal markets in millions of radial tires (2002)

	Europe [1]	North America [2]	South America	Asia	Africa Middle East
Radialization ratio	**70%**	**96%**	**45%**	**30%**	**56%**
Original Equipment	**4.4**	**4.6**	**0.7**	**1.4**	**0.2**
Replacement	**12.4**	**15.5**	**3.8**	**14.1**	**5.1**

(1) Western Europe + Eastern Europe (excl. CIS).
(2) United States, Canada and Mexico.

The characteristics of the market

The Truck market represents 27% of the world tire market in value and 117 million radial and crossply tires in 2002, including 85% in the replacement segment. Only 53% are radials.
Its overall growth rate, linked to the evolution of the transport of goods and therefore the economic cycle, is part of a positive, long-term trend of around 2 to 3% per year, with significant development opportunities for radial tires in Eastern Europe, South America and Asia.
Truck tires are capital goods.
Their purchasing cost represents 2 to 3% of the operating costs of a transport fleet and they have a substantial impact on the consumption of fuel which accounts for close to 20% of costs.
Customers are professionals who wish to optimize the profitability of their trucks. The per kilometer cost of tires is a key element. In Europe and North America the retread market is as large as the new replacement tire market, accounting for around ten million tires per year.
In 2002, the replacement market rose by nearly 5%, essentially driven by Asia, and the original equipment market by nearly 8%.

Michelin's strategic orientations

With the Michelin brand, the Group's objective is to remain the uncontested technological leader in new tires for original equipment or replacement, as well as in retreading.
With this in mind, Michelin is reinforcing its position in Europe and North America as a supplier of solutions for the transport industry. Its aim is to develop combined product/service offerings that allow its customers to boost the availability, mobility and, therefore, the competitiveness of their vehicles.
It proposes information systems to assess the performance of the solutions adopted.
The Group develops close partnerships with vehicle manufacturers and retailers and proposes a portfolio of brands, making it possible to satisfy the various requirements of its customers.
It has undertaken a major program to increase the critical mass and competitiveness of its plants and improve the performance of its supply chain.



The very compact, new X One XDA 2 Energy for European heavy goods vehicles gives up to 130 kg additional payload. The space gained will allow designers to develop new truck architectures.

"Stop and Go", a new service from Michelin Euro Assist. In the event of a loss in pressure, the driver contacts the call center which indicates the nearest specialist. The garage carries out the repair as soon as the vehicle arrives and an emergency assistance situation is avoided.

With its cold retreading process, Michelin Retread Technologies, the Group has gained over 10% of the United States market in three years.

Changes in sales volume Trucks 2002/ 2001

In units Total 2002	Total sales	Replacement (1)	Replacement Market	Original Equipment	Original Equipment Market
Total	**+ 2.7%**	**+ 2.4%**	**N/A**	**+ 3.4%**	**N/A**
Europe	- 0.8%	+ 1.4%	- 0.9% (2)	- 3.8% (3)	- 2.9% (4)
North America	+ 8.7%	+ 3.9%	+ 3.8% (5)	+ 19.1%	+ 11.4%
Other geographical zones	+ 2.1%	+ 2.3%	N/A	+ 0.4%	N/A

(1) New replacement tires. These figures do not include retread sales.
(2) European Union + Switzerland.
(3) Sales of tractors + trailers.
(4) Tractor market.
(5) Truck radial + crossply market – United States + Canada + Mexico.

O 2002

Better sales than anticipated and a sharp increase in operating margin

Sales of Truck tires rose by 0.7% (5.6% excluding foreign exchange rate fluctuations) with highly-contrasting geographic situations: a decline in European markets, a recovery in sales volumes in North America, a sustained upward trend in Asia and a downturn in sales in South America. Moreover, the price increases on replacement markets held up well.
Michelin was prepared for a very difficult new year. The efforts to lower the structural breakeven point and rigorous inventory and working capital management were designed to deal with the situation.
In a globally better market environment than originally forecast, Truck sector operating margin showed a significant recovery. It rose 3.5 points over 2001 to 12.3%, almost reaching the 2000 level, whereas markets were well below that record year, particularly in North America.

Market share gains in retreading and replacement

The replacement market in Western Europe fell slightly by 0.9% over the year as a whole but this figure masks a gradual quarter-by-quarter improvement. After a first half 3.5% down on the half of 2001, the market returned to slightly above the 2001 level in the second half: + 1.4%.
The Group's growth was higher than the market. However, when analyzing the 4th quarter sales increase, consideration should be given to the anticipatory effect linked to the price increases of around 3% announced in early December in the principal countries in Europe.
Despite a recovery, the North American market did not reach its 2000 level. Up 3.8% with a 5.2% rise in the second half, it did not make up for its 6% downturn in 2001.
The Group's sales, therefore, remained relative, with the market share lost in the 1st quarter of 2001 only partially regained.
On the other hand, Michelin secured considerable market share in the retread sector. Moreover, price increases implemented for the BFGoodrich brand in March and November held up well.
In Asia, Group radial tire sales increased by over 15% on a market that represents close to 40% of the world market (radial and crossply tires). As in 2001, Michelin achieved very good performance in China and, to a lesser extent, in Thailand.



Precision, grip, mileage performance: the E 2 + range is designed for regional use calling for a high level of response from tires.




For any tire problems, a unique
telephone number for Europe,
a multilingual call center
and emergency assistance 7 days
a week, 24 hours a day by
a network of 3,000 specialists.

Highlights

Intelligent Truck tires

With the launch of the "eTire System" on the American market, Michelin has achieved a world first. This process, covering every tire on every vehicle, automates the collection of pressure and maintenance information. The system is composed of a microprocessor fitted inside the tire which communicates with sensors.
Bib Track software processes the information received via the Internet.
For the first time, transport fleets will know the exact performance of their tires in real time and will thus be able to optimize management.

Sales were down in South America but price increases enabled the impact of weaker currency to be fully or partially offset, in Brazil in particular.
In the Africa / Middle East zone, the economic recovery in Turkey, as in the Passenger Car-Light Truck segment, resulted in an increase in sales.

Strong recovery in original equipment in North America

The European original equipment market maintained a slightly higher level than in the previous year, notably due to exports by European vehicle manufacturers outside of Europe.
Group sales were in line with market trend.
In North America, the year-end figure for the market was up by over 11%, after a decline of close to 40% in 2001 and around 18% in 2000. The market received a boost from the 24% increase in the "Class 8" segment (over 16 tonnes), driven by anticipatory purchases of trucks due to the introduction in October of new anti-pollution standards. It had a very significant, positive effect on the Group's performance.

Upturn in operating margin

Truck sector operating income rose to 485 million euros, an increase of over 40%.
Facing a decline in certain of its markets, Michelin's efforts in 2001 were focused on lowering its structural and economic breakeven point.
The first few months of 2002 gave the impression that the same difficult conditions present during 2001 were going to continue; however, over the year as a whole, the Group's markets were finally better oriented than anticipated and gains in market share were achieved.
Rigorous management of investments, maintenance of a low level of inventory throughout the year, good customer credit control and lowering of the breakeven point explain these good results.



"We started to use Michelin earthmover tires in 1989. Since that time, they have constantly proved the best-performing tires on our sites As a result, we buy the majority of our rigid dumper tires from Michelin. Michelin's personnel also provide superior service through frequent site visits which enable them to understand our environment, make recommendations to improve our tire performances and provide professional training in fitting, removal and repair. In short, they offer a high-quality service.

This combination of superior performance products and commitment to after-sales service has convinced us that the best choice is Michelin."

M. Jiangboliang
Manager of Dexing Copper Mine (China)

Other tires

World No. 1 in radial Aircraft tires

World No. 2 in Earthmover tires

No. 1 in Europe in Agricultural tires

No. 1 in Europe in 2-wheel tires

Overall sales of "Specialty" tires have increased in low-buoyancy or even unfavorable environments.

Motorcycle tires have suffered from poor weather conditions in Europe. Aircraft and Earthmover markets have suffered from the combined impact of a very unfavorable economic climate and depreciation of the dollar against the euro.

Sales of tires for agricultural vehicles remained stable and were improved by the enhancement of the product mix. A vigorous cost-reduction program was applied to wheels and tire/wheel assemblies.


4,807
4,901
4,637
2000 2001 2002
Net sales
of "other activities"
in millions of euros: -5.4%

Specialty tires, 2-Wheel and tire/wheel assemblies represent slightly less than 50% of the "other activities" segment, excluding inter-segment eliminations. This segment includes tire distribution, publishing, travel assistance services and the new Michelin Lifestyle products.

Specialty tires represent 13.5% of the world market in terms of value:

Earthmover	5.6%
2-Wheel	4.6%
Agricultural	2.8%
Aircraft	0.5%

The characteristics of the markets

"Specialty" tires account for 13.5% of the world market in terms of value. While tires for Two-wheelers are considered consumer goods, tires for agricultural vehicles, earthmovers and aircraft are highly technical, capital goods.
There are major opportunities for growth in radial tires for aircraft and small and medium-sized earthmovers.
While the wheel and tire/wheel assemblies market continues to grow, profitability is low and remains dependent on the activity of vehicle manufacturers.

Michelin's strategic orientations

The Group is following a strategy of targeted growth.
This is focused on the most technical segments of each market, which are able to recognize the added value of technology, where the Michelin brand is very often the leader.

It has developed strong partnerships with vehicle manufacturers and, in particular, is working hard to improve the safety of air transport through the "radialization" of aircraft tires.

In the field of Agriculture, Michelin is working to provide technical solutions that enable farmers to improve the productivity of farms and, at the same time, preserve the soil.

The relatively low radialization of handling and public work markets offers development opportunities in the earthmover segment which complete the prospects offered by very large tires.

For two-wheelers, the quality of products and technical innovations that explain the Group's repeated success in racing, should consolidate its presence in original equipment and allow this link to the replacement market to be optimized.

In the wheel and tire/wheel assembly segment, the Group is seeking partnerships to make up for the absence of critical mass, while at the same time working to restore the profitability of this activity, adversely affected by the poor economic situation of the market.


The radialization of the Aircraft market is continuing. In this context, the Airbus 340/600 was certified with radial tires in May 2002
The French Moto Revue magazine chose the new Michelin Pilot Road as the best road tire on the market.


A340

25% of the European motorcycle and scooter replacement tire market.

70% of the world tire market for very large earthmovers

37% of the European agricultural tire market

67% of the world aircraft radial tire market

Highlights

2-Wheel
a slight fall in sales

The top-range Bicycle tire segments, and road tires in particular, had a good year.
The popularity of Scooters is increasing; the field of high-powered, well-equipped scooters, with performances comparable to motorcycles is growing fast. In this buoyant segment, results were adversely affected by reorganizations started in 2001, with the closure of a factory in Italy; the effect of these measures should be visible in 2003
Sales on the Motorcycle tire market were ultimately affected by the poor weather conditions in Europe in the summer, resulting in a decline in the market.
Michelin maintained its market share in Europe and increased it in the United States and Japan.
During the year, the Group launched several products: the Pilot Road for sport-touring motorcycles and for top-range roadsters; Anakee for new generation medium- and large-engined trial motorcycles and the Pilot Sport Cup for very sporty motorcycles on the road and tracks.
The Group also started to introduce the BFGoodrich brand in motocross, with the launch of the Crossengo.
In racing, Michelin took up the technical challenge posed by the advent of four-stroke machines in Grand Prix competition, winning every race since the start of the season. The same applies to Superbike, where it won 21 out of 22 races.
In mountain bike competition, Michelin won the World Enduro Championship in the five categories.
The Group intends to continue to take advantage of the experience gained in racing to optimize its offering on the motorcycle market.

Michelin adapts to changes in the scooter market

**In response to the changes in the scooter market towards higher-powered engines and heavier machines, Michelin has developed two new ranges of tires: Michelin Pilot City and Michelin Pilot Sport SC.
They can withstand the highest performances in terms of load/speed ratio. In fact, for the first time, scooter tires are made using rubber compounds with 100% silica reinforcing fillers. Based on motorcycle tire technology, they significantly improve the level of grip. The Michelin Pilot City and Michelin Pilot Sport SC are attractive in appearance and safe, offering unparalleled performance in city traffic, irrespective of the road surface and weather conditions.**





The new Fitker agricultural tire from Kleber is wide and versatile. Its performance on roads and field and service life is already setting it up as a challenger.


MICHELIN

By creating the world's largest tire, Michelin has enabled earthmover vehicle manufacturers to think bigger and carry even greater loads.



O Earthmover
poor market conditions

In the earthmover segment, the continued fall of copper and coal prices has not enabled an upturn in the markets which have declined by between 5 and 10%, depending on the segments, in North America in particular. This situation has adversely affected the replacement and original equipment sectors, particularly very large tires (GC4).
Michelin has preserved its market share in Europe but the Group's sales have fallen in volume and value due to the depreciation of the dollar against the euro – an average of - 5.3% over the year as a whole. This change in parities has also affected profitability: the greater part of the earthmover market is in fact in the dollar zone whereas most of the Group's production facilities are in Europe.

O Agricultural tires
enhancement of the product mix

The macro-economic environment is still uncertain as far as farmers are concerned: renegotiation of the European Common Agriculture Policy, the Fair Trade Act in the United States and pressure exerted at WTO level by emerging countries. Moreover, the level of subsidies in Europe and North America has considerable impact on the agricultural tire market, on original equipment in particular.
There is still a downward trend on replacement markets but original equipment markets have risen by 10% in Europe and 14% in North America as a result of the reinvestment of subsidies obtained due to health crises.
Sales have been stable but Michelin is enhancing its product and brand mix. Its ranges have in fact been completely renewed over the past five years and their high performance acknowledged by customers.

O Aircraft
faster radialization

Due to the slowdown in air traffic, airlines, especially American companies, have encountered significant difficulties.
This situation has had an impact on the commercial aircraft tire market, resulting in pressure on the prices of crossply tires, which still predominate, reflecting a lack of coherence with the level of technology developed to meet safety requirements and affecting the profitability of the Aircraft sector.
On the other hand, the continued radialization of the market was significant in 2002 and was directly beneficial to the Group. New manufacturer approvals were obtained from Airbus for the A340-600 and A380 and from Boeing where, for the first time, a radial tire was approved for a 747. The NZG technology, which enabled Concorde to return to the skies, was also well received.
Furthermore, the regional air traffic market is expanding fast.

O Wheels and tire/wheel assemblies
a vigorous recovery program

Adversely affected by the decline of steel wheels in Europe in favor of aluminum wheels and by production overcapacity, this market continued to shrink sharply in 2002 as far as light vehicles were concerned. On the other hand, steel wheels continue to maintain their position on the truck market, with aluminum representing only 10 to 12% of this market.
In this difficult environment, the Group set up a major cost-reduction program, trimming its structure and gradually shutting down the Spanish site between now and 2005, with the transfer of activities to the French and German sites.
In parallel, Michelin has reinforced its innovation efforts with new processes such as flow turning and new products such as the Steel and Style wheel. The Group has also cooperated with RimTech in Japan and Arvin Meritor in the United States within the framework of worldwide contracts for certain original equipment customers. This action enabled losses in this area of business to be limited in 2002.


PNEUS - VIDANGE - FRI
EUROMASTER

"One of the major concerns in the package delivery business is the immobilization of vehicles because our light trucks are our working tool. With the Euromaster onsite servicing program, the problem is reduced to a minimum which represents a veritable gain in time for our drivers. Just a phone call to the Euromaster call center to make an appointment and the servicing vehicle calls within 48 hours.

Euromaster checks on our fleet of 20 light trucks about once a month. Euromaster looks after our tires, which are 100% Michelin, and carries out everyday servicing such as checking the brake pads and disks, oil changes, etc.

When it snows in Auvergne and we have to deliver to our customers fast, it is very practical to be able to have snow tires fitted without the vehicle leaving the company car park!"

Didier Cellier
Associate Partner of Multi Courses (Gerzat – France)

Distribution, publishing and mobility assistance services, new Michelin Lifestyle products

No.1 in Europe in tire distribution

No.1 in Europe in tourist publishing

Tire distribution activities in North America suffered from the depreciation of the dollar against the euro. In Europe, they suffered from the effects of the difficult economic situation in the truck tire market.

Deployment of ViaMichelin continued and a thorough renewal of the ranges began in the Maps and Guides sector.



Distribution, publishing and ViaMichelin business represents slightly over 50% of sales in the "Other business" segment


4,807
4,901
4,637
2000 2001 2002
Net sales
of "other business"
in millions of euros - 5.4%

Tire distribution channels

Channel	Europe		North America
	Passenger Car tires	Truck tires	Passenger Car tires
Specialist dealers	**50%**	**85%**	**72%**
Dealers	**10%**	**-**	**2%**
Quick fitting centers	**20%**	**-**	**4%**
Others	**20%**	**15%**	**21%** [(1)]

(1) Mass merchants (Wall-Mart for example) and Clubs (Sam's for example).
Source: Michelin Factbook, 2002 edition.

The characteristics of the markets

In Europe, tires are distributed by specialist dealers which are independent specialized networks or networks controlled by tire manufacturers, by vehicle dealers or by fast fitting centers, with the remainder distributed by yet other channels. The situation nevertheless differs considerably from one country to the next.
In North America and Asia, tires are primarily distributed by specialist dealers.
The tourist publishing market is both buoyant and highly competitive.
The new electronic travel-assistance information services offer high potential with regard to the general public and professional road users alike. 1.5 million vehicles in Europe are already equipped with on-board navigation systems and 3.5 million motorists are expected to be using them by 2005.

Michelin's strategic orientations

Distribution generates a structurally lower operating margin than industrial activities but uses a lower proportion of assets. It offers the Group a strategic advantage, in the truck sector in particular: sales of product-related services, market knowledge and evolution and a competition observatory. Michelin gives priority to the development of high added-value services, in particular for fleets of heavy and light vehicles.
Tourist publishing is a vector of Michelin's brand image and an element present in the everyday life of consumers. It is also a key component of the Group's travel assistance mission.
The electronic travel assistance services developed by ViaMichelin are part of this approach, presenting attractive medium-term prospects. Michelin's ambition is to become the leader in this sector in Europe.
The new Michelin Lifestyle products correspond to a desire to take advantage of the exceptional asset constituted by the Michelin brand and to strengthen its links with its customers. The first products launched on the market are snow chains and jacks. This activity is expected to grow significantly in the next few years.


Michelin Editions des Voyages is extending its offering with the Michelin Coups de Cœur guide: reasonably-priced hotels and restaurants of charm in France
Used in racing or aerospace, tire inflation with nitrogen is proposed by Euromaster to give added safety to your tires and extend inflation intervals
MICHELIN
COUPS DE CŒUR

22 million maps and guides sold each year.

The new "Local" collection, specifically intended for local travel in France, is composed of highly readable, 1/150 000 scale town maps and original tourist information.

Distribution
adversely affected by replacement market trends

The 2002 sales figure for Euromaster, Europe's leading tire distributor with a network composed of 1,300 sales outlets, remained stable at around 1.4 billion euros.
In the truck sector, the sluggishness of the replacement market, in the 1st half in particular, had an adverse effect on the network. Nevertheless, the development of service activities attenuated the consequences of the downturn in sales volumes.
In the passenger car-light truck sector, progress was made in car fleet services. Specialization of sales outlets continued with the separation of services for the general public and professional road users; in the United Kingdom, a simplification of legal structures accompanied these measures.
On 18 December, Michelin concluded an agreement via Euromaster to acquire all the Viborg tire distribution and service business in Europe. Founded in 1927, Viborg's facilities are principally located in Germany and Denmark, as well as in the Netherlands, Switzerland and Austria. Its 465 sales outlets provide services for trucks and passenger vehicles. Viborg has 3,400 employees and the company's 2001 sales amounted to 571 million euros.
This acquisition amounting to around 300 million euros was approved by the European competition authorities in March 2003. It will enable the Group to step up its presence in Germany, multiplying by ten the number of sales outlets. Euromaster will lead this network which will complete its coverage in Europe, notably in countries where up to now its presence was limited.

In North America, TCI suffered a slowdown in sales (excluding foreign exchange effects), despite the recovery in the truck market and the growth of its retreading business.
TCI does 30% of its business in the passenger vehicle sector and therefore suffered the indirect consequences of the downturn in sales of tires for SUVs.

Publishing
range extension

The world tourist market was affected by changes in the economic climate that hampered the initial signs of a recovery observed in the 1st half. The North American and Northern European markets were the most severely affected, the German market in particular. France, Spain and Italy fared rather better by taking advantage of the influx of foreign visitors and regained interest on the part of their own inhabitants. In this context, Michelin Editions des Voyages nevertheless managed to increase its sales figures, actually gaining market share in certain segments in Spain, Italy, France, Germany and the United States.

The range of guides was extended in France with the launch of the Michelin Coups de Cœur guide at end of the year, out in the United Kingdom in early 2003. A new detailed map format, "Local" maps, was successfully launched on the French market. Finally the Green Guide range now includes theme guides; the first volume, the "Escapades autour de Paris" was published in the middle of the year.

To bring a dynamic approach to a development strategy based on innovation, quality and growth, Michelin Editions des Voyages has also modified its organization with the establishment of three business units: map information, tourist information, accommodation and restaurants.



The ViaMichelin Mobile Internet in Europe is a veritable portal of additional services: maps, itineraries, hotels, restaurants and service stations, etc.


MICHELIN
North America
Road Atlas

Published in September 2002 in the United States, this spiral-bound road atlas covers the USA, Canada and Mexico. An essential tool for discovering the North American continent.


1MX
2MX
3MX
4MX

The first product launched in 2002 by Michelin Lifestyle, Michelin snow chains, were very successful.

Highlights

New collections of guides

To meet the changing face of travel, Michelin Editions des Voyages is creating and developing new collections of guides. Launched in 2002, the "Thématiques" series cover a specific tourist theme, with a multitude of ideas for vacations and week-end breaks. The first volume in the collection, "Escapades autour de Paris" contains many ideas for places to stay within a 300 km radius of the capital.

The Neos practical guides bring a new approach to travel, in direct contact with culture and local customs. In 2002, their territory was extended to new destinations: South Africa, Mexico, Southwest America and Thailand, bringing the number of titles in this collection to eighteen.

O Travel assistance

ViaMichelin continues European deployment

ViaMichelin, launched in 2001 as a complement to the Michelin Editions des Voyages offering, designs, develops and sells electronic products and services in the travel assistance sector for general public and professional road users in Europe. ViaMichelin proposes a complete offering – maps, itineraries, hotels, restaurants, traffic information, tourism, etc. – available in multimedia formats: Minitel, Internet, mobile telephone, PC CD-Rom, on-board navigation and software for personal digital assistants.

ViaMichelin's general public offering has fully come up to the Group's expectations. The Internet site has regularly beaten its audience record, with more than 8 million visits in July compared with 3 million a year earlier, with an equal split between French and other languages.
B2B services started in a difficult overall environment which, moreover, led to the start of rationalization in the sector. With its map offering for web sites, ViaMichelin nevertheless managed to convince customers in all the countries and sectors of business targeted: distribution, services, transport, tourism, banking and insurance, etc.
ViaMichelin has increased its presence in mobile telephony, working with all the operators who have launched i-mode™ services in Europe: Bouygues Télécom, KPN, e-plus and Base, as well as Vodaphone in Spain which has also launched a new-generation service.
In the field of on-board navigation, ViaMichelin has continued and further developed cooperation with vehicle manufacturers, parts manufacturers and other players in this domain.

In this sluggish economic environment, sales were slightly below forecasts but expenditure was adjusted accordingly and remains within the total investment figure of 100 million euros budgeted for the period 2001-2003, one-third for 2002.

Group Financial Review

Sales dipped 0.8% in a difficult environment

On a like-for-like basis, sales rose 2.7% on 2001 despite business conditions remaining much more challenging than two years previously.

- Higher volumes pushed up sales by 2.4%.
- Exchange-rate movements had a 3.5% negative impact, arising mainly from the fall in value of North and South American currencies. Over 2002, the US dollar lost more than 5% against the euro.
- The price mix remained unchanged, at constant exchange rates. The underlying improvement in prices was offset by an unfavorable change in price mix due to the faster year-on-year growth in original equipment sales compared with replacement sales, reflecting market trends.
- Changes in Group structure positively impacted sales by 0.3% reflecting the full year contribution of Michelin Romania and Shanghai Michelin Warrior (China).

Operating income up 18%

Operating margin climbed 1.2 points to 7.8%, outstripping the Group's 2002 target range of 7% to 7.4%.
Operating margin was positively affected by:

- A rise in sales volumes, especially in the Truck segment in North America as well as in the Passenger Car-Light Trucks and Truck segments in Asia.
- A modest decline in the cost of raw materials used in production, due to the decrease in prices during the second half of 2001.
- A rise in average sales prices, on the strength of growth in top-range, Four-Wheel drive and Winter segments in Passenger Car, as well as growth in Truck services. This increase was attributable to Michelin's policy of competing on quality rather than prices and was achieved despite an unfavorable original equipment-replacement mix compared with 2001.

Adverse effects on operating margin were:

- Continued efforts to reduce finished product inventories, which negatively impacted operating income. However, the impact was on a par with 2001, given that inventory reduction measures were of a similar scale in both years.
- The fall in value of the US dollar, Canadian dollar, Brazilian real, Argentine peso and Venezuelan Bolivar, which slightly affected operating income – North and South America account for nearly 45% of Michelin's sales.

Change in Michelin sales

	2000	2001	2002
Michelin OE sales	1%	- 8%	4%
Michelin RT sales	8.3%	- 0.5%	2.4%

In 2002, original equipment sales grew faster than replacement sales. This trend, which was the same for the market as a whole, unfavorably impacted the price mix, as original equipment tires are sold at a lower price than replacement tires.

Change in 2002 net sales compared with 2001 (in millions of euros and %)

	2002	%	Q1	%	Q2	%	Q3	%	Q4	%
Total	**(129.5)**	**- 0.8%**	**151.8**	**+ 4.1%**	**(40.9)**	**- 1%**	**(126.4)**	**- 3.2%**	**(114.1)**	**- 2.8%**
Exchange rates	(556.8)	- 3.5%	49.1	+ 1.3%	(133.4)	- 3.3%	(235.7)	- 5.9%	(236.8)	- 5.8%
Volumes	370.4	+ 2.4%	25.2	+ 0.7%	87.6	+ 2.3%	122.6	+ 3.3%	135.0	+ 3.5%
Price mix	16.2	+ 0.1%	56.4	+ 1.5%	(12.7)	- 0.3%	(42.7)	- 1.1%	15.2	+ 0.4%
Group structure	42.1	+ 0.3%	21.1	+ 0.6%	17.7	+ 0.4%	29.3	+ 0.8%	(25.9)	- 0.7%

Operating income by business segment *(in millions of euros)*

	Sales			Operating income		Operating margin	
	2002	% total	Change	2002	Change	2002	2001
Passenger Cars-Light Trucks	7,947.9	50.8%	- 0.4%	764.8	+ 7.6%	9.6%	8.9%
Trucks	3,944.0	25.2%	+ 0.7%	484.8	+ 41.3%	12.3%	8.8%
Other Businesses*	4,637.3	29.6%	- 5.4%	(24.4)	- 75%	- 0.5%	- 0.3%
Inter-segment eliminations	(884.2)	(5.7%)					
Total	**15,645.1**	**100%**	**- 0.8%**		**100%**	**7.8%**	**6.6%**

* Other Businesses include specialty tires, tire distribution, road-holding systems, Wheels, Editions des Voyages and the ViaMichelin service. Each of these businesses accounts for less than 10% of consolidated sales. Distribution has a lower operating margin than production and performance can be extremely variable.

Highlights

€700 million reduction in fixed costs between 1999 and 2005

The Group achieved the objectives for 2002 set out in the plans to boost the Group's competitiveness, launched in 1999 in Europe, and 2001 in North America.

• In Europe, several plants have been given over to specialized areas of manufacturing, both in Passenger Cars and Trucks, and a number of uneconomic plants have been closed. These moves, combined with a near 8% rise in European sales over 2000-2002 enabled the Group to achieve its target of improving productivity by 20% in Europe compared with year-end 1999. The early retirement plan signed in France covering the years 2002-2006 is expected to lead to around 1,200 job cuts by December 31, 2006.

• In North America, the "Call to Action" plan led to the elimination of just over 1,500 jobs at December 31, 2002. Rollout of the plan will continue through 2003, based on the objective of achieving US$200 million worth of annual savings in structural costs.

• Cost-reduction measures have also been implemented in South America and Asia. On a comparable Group structure basis, the cost-cutting plans undertaken since year-end 1999 are expected to drive down fixed costs by some €700 million by end-2005 compared with fiscal 1999.

Operating income by business segment

• Operating income in the Passenger Car-Light Truck segment advanced 7.6% and operating margin edged up 0.7 points to 9.6%. This rise was powered by enhancement of the Group's market-product mix and improved inventory management, as well as by price increases phased in since 2000 both for original equipment and replacement tires. At the same time, however, the rise was tempered by a falloff in the North American replacement tire market and worsening economic conditions in South America.

• In the Truck segment, operating income surged by 41.3%. At 12.3%, operating margin climbed 3.5 points, having troughed in 2001. This increase reflects how the Truck segment managed to contain capital expenditure, keep inventory low throughout the year, reduce customer credit, and lower the break even point. In addition, the Truck tire business enjoyed better-than-expected market conditions over the year.

• Other Businesses ended the year with an operating loss of €24 million, representing an €11 million contraction on 2001, as earnings were weighed down by tough business conditions for earthmover and aircraft tires. The fall in value of the dollar against the euro also negatively impacted performance, as did losses from the Wheels and Wheel Assemblies and ViaMichelin start-up costs, as budgeted for the period 2001 to 2003.

Operating income by function

Gross margin improved by 1.9 points.
Excluding exchange-rate effects, selling, general and administrative expenses rose at a slower rate than sales. This was mainly attributable to a higher level of R&D expenditure, triggered by an accelerated revamp of product ranges and the Group's expansion in high-tech segments with high added value.

Research and development

In 2002, Michelin spent €704 million on research and development, representing 4.5% of sales. Spending was increased even though sales declined slightly, reflecting the Group's commitment to continuing to invest in the future despite the challenging economic environment.

Income statement analyzed by function
(in millions of euros)

	2002	%	2001	%
Net sales	**15,645**	**100**	**15,775**	**100**
Cost of sales	10,930	69.9	11,325	71.8
Gross margin	**4,715**	**30.1**	**4,450**	**28.2**
Selling, general and administrative expenses	3,490	22.3	3,409	21.6
Total operating expenses	14,420	92.2	14,734	93.4
Operating income	**1,225**	**7.8**	**1,040**	**6.6**
Interest income and expense	(260)		(321)	
Income from ordinary activities	**965**		**719**	
Net non-recurring income and expense	75		(29)	
Income tax	(382)		(330)	
Net income of fully consolidated companies	**658**		**361**	
Income (losses) from companies accounted for by the equity method	(12)		(13)	
Amortization of goodwill	(32)		(34)	
Net income	**615**	**3.9**	**314**	**2.0**

Note: cost of sales includes logistics and research costs

R&D costs
(in millions of euros)

	2002	2001	2000
R&D costs	704	702	645
% of sales	4.5%	4.4%	4.2%
Change	+ 0.3%	+ 8.9%	+ 9.5%
Change in sales	- 0.8%	+ 2.5%	+ 11.9%

Highlights

Update on raw materials

In 2002, raw materials represented 21.5% of Michelin's sales and 30.8% of cost of sales. On account of the Group's supply chain structure, raw materials are used in the production process between three and six months after they are purchased. Consequently, Michelin's cost of sales were affected:

- **in first-half 2002 by a 4.5% decrease in raw material costs, after conversion to euros, during the second half of 2001,**
- **in second-half 2002 by an increase in raw material costs during the first half of 2002.**

Over full-year 2002, raw material costs, converted to euros, were 4% lower than in 2001.

These costs continued to rise in the second half of 2002, although the impact was partly offset by the sharp fall in the US dollar against the euro, and this will be reflected in the Group's cost of sales for the first half of 2003.

When there is a rise in the price of oil and oil by-products, only 15% of Michelin's raw material costs is impacted over a period of less than one year, even though synthetic rubbers and carbon blacks represent almost half of the Group's raw material costs.



Michelin's raw material costs
(value in 2002)

- Natural rubber **23%**
- Synthetic rubbers **24%**
- Carbon blacks **18%**
- Chemical products **16%**
- Textile and metal cables **19%**

Net income before minority interests up nearly twofold to €614 million

- Net interest expense improved thanks to a near €1 billion reduction in net debt.
- The Group reported non-recurring income of €75 million, stemming primarily from capital gains on disposals of North American real-estate assets in connection with outsourcing the supply chain to TNT Logistics in August 2002.
- The effective tax rate came down from over 50% in 2001 to 38.4% in 2002, which better reflects the Group's structure and business.
- At €614 million, net income was the one of the highest levels recorded by the Group over the past decade.

Capital expenditure contained at €967 million

Additions to property, plant and equipment and intangible assets, excluding the fixed assets of newly-acquired businesses, totaled €967 million. This represents a 0.7 point decrease to the equivalent of 6.2% of sales, in line with the Group's target.
Maintenance expenditure, including the cost of molds, represented around a third of the total. The balance was mainly spent on converting Passenger Car-Light Truck capacity, specializing the Group's European sites and increasing the capacity of sites in China and Thailand as well as in Romania (both for Passenger Cars and Trucks).

Reduction in working capital*

- Net inventories represented 18.3% of sales versus 20.9% in 2001, translating into a 4.2% year-on-year decline excluding currency effects.
- Trade receivables remained unchanged at constant exchange rates. Including currency effects they contracted by 7.2%. Michelin securitizes trade receivables as part of its routine financing transactions. These securitizations, which totaled €1.6 billion in 2002, are reflected in full in the consolidated balance sheet.

Working capital decreased €152 million on a like-for-like basis compared with 2001.

Free cash flow

In 2002, the Group had free cash flow of €637 million, double that of 2001, when it was already significantly increased by proceeds from the sale of PSA shares. The 2002 figure includes €347 million worth of voluntary contributions to employee pension funds.

Cash flow is determined after accounting for Michelin's contributions to Group employee pension funds and payments to retirees under unfunded defined benefit plans.
In 2002, these contributions were made in North America, in the amount of €281 million, and in Spain in the amount of €66 million, following a change in Spanish funding regulations.
The contributions enabled Michelin to maintain its pension funds at appropriate levels against a backdrop of harsh financial markets. They also clearly showed Group employees that Michelin is serious about wholly fulfilling its responsibilities towards them.

* Working capital = inventories
+ trade receivables
– trade payables

Michelin has set itself the target of generating free cash flow on a recurring basis
(in millions of euros)

	1999	2000	2001	2002
Free cash flow	(300)	(241)	309	637
Excluding proceeds from sale of PSA shares	NA	NA	(107)	NA

Free cash flow = Cash flow
– Net change in working capital
– Net capital expenditure

Pensions and other post-retirement benefits meet minimum funding levels

At December 31, 2002 – as at prior year-ends – Michelin's pension funds met the minimum funding levels set in local regulations. In 2002, plan assets outperformed their benchmark return. This benchmark return naturally takes into account the long-term nature of the funds. In addition, Michelin's unfunded obligations are largely covered by consolidated cash flow.

The Group drew up a detailed analysis of pension fund obligations in July 2002. Also, Note 13 to the consolidated financial statements describes in full the figures and calculations used to determine these obligations at December 31, 2002.

Lower, restructured, long and short-term debt

Group debt was reduced to €3,818 million at December 31, 2002, representing a year-on-year decrease of €1,063 million, partly attributable to lower working capital. Of the decrease, €606 million was due to changes in exchange rates and Group structure. The net debt-to-equity ratio was 0.85 compared with 1.13 the previous year.
At 6.2%, average borrowing costs were on a par with 2001. In 2002, the Group carried out a €1.5 billion euro-bond issue. The issue comprised two tranches, one in the amount of €1 billion, with a 7-year term, and the other in the amount of €500 million with a 10-year term. The interest rates on the bonds (6.125% for the 7-year tranche and 6.5% for the 10-year tranche) testify to market recognition of the Group's strong fundamentals and good credit rating. The proceeds from the bond issue have been used to repay short-term bank financing and a subordinated line of credit. The line of credit, which expires in 2005, is currently undrawn. More detailed information on the Group's long and short-term debt is provided in the "Additional Information" section on pages 71 and 72 of this report.

Michelin has extended the life of its debt

	Dec. 31, 2001	Dec. 31, 2002
Due within 1 year	38%	20%
Due in 1 to 5 years	34%	38%
Due in more than 5 years	28%	42%

Long and short-term debt at December 31
(in millions of euros)

	2002	2001	2000
Net debt	3,818	4,881	4,926
Stockholders' equity	4,502	4,326	4,155
Net debt-to-equity ratio	0.85	1.13	1.19

In 2002, in a move to streamline the Group's legal structure, Compagnie Générale des Etablissements Michelin launched a stock-for-stock offer for the bearer shares of its Swiss subsidiary Compagnie Financière Michelin. The offer was successful, and CGEM now owns 99.7% of Compagnie Financière Michelin's capital. The shares issued to former Compagnie Financière Michelin stockholders added €169 million to CGEM's Shareholders' equity.

Michelin close to its economic performance target

Michelin has set itself an annual economic performance target based on the concept of creating value[1]. To determine whether the Group is creating value, the actual risk-adjusted return on capital employed (actual RAROC), corresponding to the cost of economic capital and debt is compared with target RAROC.
The Group allocates a portion of economic capital and debt to each asset, based on the level of risk associated with the asset[2]. The change in the level of risk over time is taken into account by basing the calculation on the net book value of assets, after depreciation and amortization.
The Group has set as its target a high after-tax return on economic capital of 15%, based on euro interest rates. Using this overall target as a starting point, separate targets are then set for each country, taking into account differences in interest rates and risks. The average required rate of return on economic capital for 2002 was 15.4%.
The Group uses economic capital allocation techniques as a basis for operating decisions – concerning for example capital expenditure, customer credit limits and the outsourcing of certain activities.
To measure value creation, target risk-adjusted return on capital ("Target RAROC") – corresponding to the calculated cost of debt and economic capital expressed as a percentage of capital employed – is compared with actual risk-adjusted return on capital ("Actual RAROC"), corresponding to net income before interest expense, also expressed as a percentage of capital employed.
In 2002 actual RAROC was 9.5%, just 0.3 points below target RAROC.

Michelin value creation (in millions of euros)

	2002	2001	2000	1999	1998
Economic capital	4,495.2	4,592	4,430	4,053	3,680
Weighted average cost of economic capital	15.4%	16%	16.3%	17%	17%
Allocated debt	4,974.5	5,226	5,183	4,675	4,206
Weighted average cost of debt [3]	4.8%	6.1%	7.2%	6.1%	7%
Capital employed	9,469.7	9,818	9,613	8,729	7,886
Target RAROC	**9.8%**	**10.7%**	**11.4%**	**11.2%**	**11.7%**
Net income	614.5	314	438	182	574
Interest expense	283.4	351	358	281	255
Actual RAROC	**9.5%**	**6.8%**	**8.3%**	**5.3%**	**10.5%**

1. A more detailed description of economic performance is given on page 76.
2. Free cash flow to economic capital method. A detailed description is provided on page 76.
3. Weighted average cost of debt corresponds to the weighted average borrowing costs per country over a 3-month to 5-year period covering January 1 to December 31. This weighted average cost is applied to "allocated debt".

Compagnie Financière Michelin

Compagnie Financière Michelin (CFM), headquartered in Granges-Paccot (canton of Freiburg, Switzerland), plays a twofold role in the Group:

- As an intermediate holding company, it owns directly or indirectly, the entire capital of the Group's manufacturing and sales companies outside France, as well as 60% of France-based Manufacture Française des Pneumatiques Michelin.
- CFM is the Group's financing arm, borrowing on behalf of the Group from banks and other credit institutions.

This holding company contains teams from the Corporate Finance Division, notably the Financing, Consolidation and Legal departments.

Simplifying the Group's structure Successful stock-for-stock offer for shares in CFM

In order to adapt CFM's structure to the Group's future needs, the Annual Shareholders' Meeting of May 13, 2002 authorized the Board of Directors of CFM to issue CFM bearer shares. This authorization, expiring on May 14, 2004, stipulated that the share issue could not exceed CHF 1.5 billion, representing around €1 billion, and that the shares could be acquired by CGEM in payment for loans receivable from the holding company, with the result that the transaction would not have any impact on CGEM's consolidated debt-to-equity ratio.

In response to calls by the financial markets to simplify the Group's structure, and in order to offer CFM minority Shareholders the opportunity to remain Michelin Shareholders under satisfactory conditions, the decision was then made to launch a stock-for-stock offer for CFM bearer shares listed on the Swiss stock exchange (SWX Swiss Exchange).

Pursuant to this offer, which took place between October 17 and November 18, 2002 on the basis of 13 CGEM registered shares for 1 CFM bearer share, CGEM now holds 99.79% of the capital of CFM and 99.88% of the voting rights.

On December 3, 2002, CGEM filed an application to cancel CFM's bearer shares not tendered to the offer. Holders of the CFM bearer shares will be given CGEM shares on the same terms of exchange as for the stock-for-stock offer.
If the transaction takes place, the number of shares issued by CGEM will be 5,974,709, including 5,784,714 already issued in connection with the stock-for-stock offer, representing 4.2% of the company's capital. As a result, CGEM's capital will consist of 141,982,725 shares with a par value of €2.

Increase in operating results

CFM's consolidated sales contracted 0.7% year-on-year to €15.9 billion. At constant exchange rates, however, and after conversion to euros, consolidated sales advanced 2.8%. Operating income surged 23.4% to 1,151.2 million, driving up net income to €475.2 million.

Given that CFM's sales scope is practically identical to that of CGEM, observations relative to CGEM in this report likewise apply to CFM.

CFM: Condensed statement of income (in thousands of euros)

	2002	2001
Net sales	15,902,308	16,015,769
Other	460,141	515,618
Sub-total	16,362,449	16,531,387
Purchases used in production	5,291,868	5,581,292
% of sales	*33.3*	*34.8*
Payroll costs	5,140,296	5,238,240
% of sales	*32.3*	*32.7*
Taxes other that on income	229,323	229,827
Depreciation and amortization	888,806	935,238
Charges to allowances and provisions	64,057	17,762
Other operating expenses	3,596,927	3,596,142
Operating income	**1,151,172**	**932,886**
% of sales	*7.2*	*5.8*
Net interest expense	**(325,760)**	**(380,463)**
Income from ordinary activities	**825,412**	**552,423**
Non-recurring items, net	**64,631**	**(376,909)**
Amortization of goodwill	(33,325)	(37,471)
Income taxes	(369,890)	(221,717)
Income (losses) from companies accounted for by the equity method	(11,626)	(14,428)
Net income/(loss)	**475,202**	**(98,102)**

CFM: Condensed balanced sheet (in thousands of euros)

Assets	**Dec. 31, 2002**	**Dec. 31, 2001**
Goodwill, net	312,510	359,816
Intangible assets, net	135,174	114,208
Property, plant and equipment, net	5,770,690	6,408,024
Investments, net	412,768	370,933
Investments at equity	58,235	67,035
Fixed assets, net	**6,689,377**	**7,320,016**
Inventories	2,858,212	3,299,348
Trade receivables	3,205,424	3,456,771
Other receivables, prepaid expenses and accrued income	2,236,357	2,402,142
Cash equivalents	377,054	22,984
Cash	790,190	762,376
Current assets	**9,467,237**	**9,943,621**
Total assets	**16,156,614**	**17,263,637**

Liabilities and shareholders' equity	**Dec. 31, 2002**	**Dec. 31, 2001**
Shareholders' equity before minority interests	2,197,692	2,228,111
Minority interests	520,633	514,039
Shareholders' equity including minority interests	**2,718,325**	**2,742,150**
Provisions for contingencies and charges	**3,443,397**	**3,945,493**
Subordinated debt	0	1,026,598
Long and short-term debt	6,561,116	6,161,186
Trade payables	1,422,675	1,446,312
Other payables, deferred income and accrued expenses	2,011,101	1,941,898
Liabilities	**9,994,892**	**10,575,994**
Total liabilities and shareholders' equity	**16,156,614**	**17,263,367**

Compagnie Générale des Etablissements Michelin

The parent company of the Group, Compagnie Générale des Etablissements Michelin, ended the year with net income of €332,387,387.56, down €120.4 million on 2001. Operating income contracted by €7.4 million to €82.1 million. Royalty revenues were more or less unchanged, and operating expenses increased to €283.0 million from €274.8 million, mainly as a result of a rise in research and supplier expenditures. Net interest and other investment income decreased by €133.7 million. This was attributable to the impact of a reduction in the dividend paid by the Group's subsidiary Parvedi to €50.3 million. In 2001, the amount paid out by Pardevi was an exceptionally high €203.3 million, reflecting the significant profit realized on the disposal of Peugeot SA shares.

Net non-recurring income amounted to €33.7 million and included a reversal of a €32 million allowance for impairment in value of Manufacture Française des Pneumatiques Michelin shares.

Common stock and paid-in capital in excess of par increased by €211.4 million. This rise breaks down as follows: €41.8 million from the Employee Stock Ownership Plan launched in 2002 and €169.6 million from the stock-for-stock public tender offer for Compagnie Financière Michelin bearer shares launched by Compagnie Générale des Etablissements Michelin on October 17, 2002.

The full set of parent company financial statements can be obtained upon request. They are also included in the *Document de Référence*, likewise available either on request or online at www.michelin.com on the Investor Relations page.

CGEM: Condensed statement of income (in millions of euros)

	2002	2001
Operating revenue	**365.1**	**364.4**
Operating expenses	**(283.0)**	**(274.8)**
Operating income	**82.1**	**89.6**
Net interest income	229.7	363.4
Income from ordinary activities	**311.8**	**453.0**
Non-recurring items, net	33.7	0.3
Income taxes	(13.2)	(0.4)
Net income	**332.3**	**452.9**

CGEM: Condensed balanced sheet *(in millions of euros)*

Assets	Dec. 31, 2002	Dec. 31, 2001
Intangible assets, net	0.0	0.0
Property, plant and equipment, net	0.2	0.3
Investments, net	4,286.5	3,588.5
Fixed assets, net	**4,286.7**	**3,588.8**
Trade receivables	–	–
Other receivables, prepaid expenses and accrued income	277,6	476,8
Cash equivalents	41.5	153.4
Cash	0.1	0.2
Current assets	**319.2**	**630.4**
Total assets	**4,605.9**	**4,219.2**

Liabilities and shareholders' equity	Dec. 31, 2002	Dec. 31, 2001
Shareholders' equity	**4,177.8**	**3,772.5**
Provisions for contingencies and charges	**-**	**-**
Long and short-term debt	355.5	355.5
Trade payables	–	–
Other payables, deferred income and accrued expenses	72.6	91.7
Liabilities	**428.1**	**446.7**
Total liabilities and shareholders' equity	**4,605.9**	**4,219.2**

Ten-year key figures and ratios

in millions of euros	2002	2001	2000 *pro-forma*
Sales	15,645	15,775	15,396
% change	(0.8%)	2.5%	11.9%
Average number of employees	126,285	127,467	128,122
Payroll costs	5,152	5,242	5,137
% of sales	32.9%	33.2%	33.4%
EBITDA [(1)]	1,978	2,091	2,170
Operating income	1,225	1,040	1,162
Operating margin [(2)]	7.8%	6.6%	7.6%
Net interest expense	(260)	(321)	(314)
Non-recurring items, net	75	(29)	(76)
Including restructuring costs	*(17)*	*(340)*	*(67)*
Income before tax	997	644	729
Income taxes	(382)	(330)	(290)
Effective tax rate	38.3%	51.2%	39.9%
Net income including minority interests	614	314	438
Net margin	3.9%	2.0%	2.8%
Dividends [(3)]	113	105	93
Net cash provided by operating activities [(4)]	1,534	1,263	1,017
Cash flow [(5)]	1,225	1,323	1,416
% of sales	7.8%	8.4%	9.2%
Capital expenditure [(6)]	967	1,150	1,201
% of saless	6.2%	7.3%	7.8%
Capital expenditure, net of disposals	809	1,089	1,091
Acquisitions of investments, net of disposals	62	(184)	166
Research and development costs	704	702	645
% of sales	4.5%	4.4%	4.2%
Net debt [(7)]	N.APP.	N.APP.	N.APP.
Average borrowing costs	6.2%	6.1%	6.5%
Shareholders' equity including minority interests [(8)]	4,502	4,326	4,155
Debt-to-equity ratio	N.APP.	N.APP.	N.APP.
Net debt + securitizations [(9)]	3,818	4,881	4,926
Debt-to-equity ratio including securitizations	85%	113%	119%
EBITDA / Net debt	51.8%	41%	43%
Net cash provided by operating activities / Net debt	40.2%	30.6%	20.7%
Interest expense [(10)]	273	311	324
Interest cover (Operating income / interest expense)	4.5	3.3	3.6
Free Cash flow [(11)]	637	309	(241)
ROE [(12)]	13.4%	7.4%	10.4%
Target RAROC [(13)]	9.8%	10.1%	11.4%
Actual RAROC [(14)]	9.5%	6.8%	8.3%

Per share data

in euros	2002	2001	2000
Net assets per share [(15)]	30.5	29.7	28.5
Basic earnings per share [(16)]	4.28	2.20	2.96
Diluted earnings per share [(17)]	4.28	2.20	2.96
P/E [(18)]	8	17	13
Net dividend per share	0.93**	0.85	0.80
Pay-out rate [(19)]	21.73%**	38.6%	27.0%
Net dividend yield [(20)]	2.83%**	2.3%	2.3%
Capital turnover rate [(21)]	142.7%	108.3%	96.6%



1999	1999*	1998*	1997*	1996*	1995*	1994*	1993*
13,763	13,763	12,486	12,149	10,861	10,078	10,248	9,650
10.2%	10.2%	2.8%	11.9%	7.8%	(1.7%)	6.2%	(5.3%)
130,434	130,434	127,241	123,254	119,780	114,397	117,776	124,575
4,756	4,684	4,359	4,110	3,786	3,698	3,870	4,004
34.6%	34.0%	34.9%	33.8%	34.9%	36.7%	37.8%	41.5%
2,127	2,138	1,875	1,869	1,742	1,474	1,365	1,019
1,207	1,233	1,073	1,094	1,060	869	725	306
8.8%	9.0%	8.6%	9.0%	9.8%	8.6%	7.1%	3.2%
(238)	(245)	(220)	(229)	(214)	(261)	(276)	(419)
(353)	(353)	46	20	(129)	11	(83)	(434
(388)	*(66)*	*(100)*	*(119)*	*(67)*	*(76)*	*(161)*	*(283)*
538	557	881	866	681	601	351	(560)
(213)	(374)	(308)	(239)	(207)	(150)	(143)	(43)
39.7%	67.2%	34.9%	27.6%	30.3%	24.9%	40.8%	N.APP.
325	182	574	627	474	451	208	(603)
2.4%	1.3%	4.6 %	5.2%	4.4%	4.5%	2.0%	N.APP.
87	87	137	112	80	57	0.6	29
1,014	1,034	1,079	1,380	1,032	N.AV.	N.AV.	N.AV.
1,547	1,548	1,246	1,284	1,274	664	684	184
11.2%	11.2%	10%	10.6%	11.7%	6.6%	6.7%	1.9%
1,252	1,252	1,174	996	800	567	397	490
9.1%	9.1%	9.4%	8.2%	7.4%	5.6%	3.9%	5.1%
1,003	1,090	1,030	816	484	455	216	231
255	N.AV.	N.AV.	N.AV.	N.AV.	N.AV.	N.AV.	N.AV.
589	N.D.	N.D.	N.D.	N.D.	N.D.	N.D.	N.D.
4.3%	N.APP.	N.APP.	N.APP.	N.APP.	N.APP.	N.APP.	N.APP.
N.APP.	3,798	2,752	2,564	3,480	3,994	4,311	5,361
9.4%	9.4%	12.7%	13.6%	10.9%	10.1%	11.5%	11.7%
3,838	4,294	4,208	3,955	2,656	1,974	1,439	1,215
N.APP.	88%	65%	65%	131%	202%	300%	441%
4,329	4,474	3,274	3,121	3,800	4,256	4,555	5,361
113%	104%	78%	79%	143%	216%	317%	441%
47.2%	47.8%	57.2%	59.9%	45.8%	34.6%	30%	19%
23.4%	23.1%	32.9%	44.2%	27.2%	N.AV.	N.AV.	N.AV.
419	419	416	425	415	430	525	627
2.9	2.9	2.6	2.6	2.6	2.0	1.4	0.5
(300)	(413)	(90)	465	510	74	383	(201)
8%	3.9%	13.7%	16.2%	18%	23.6%	14.8%	N.APP.
11.2%	11.2%	11.7%	11.9%	N.AV.	N.AV.	N.AV.	N.AV.
5.3%	5.3%	10.5%	12.1%	N.AV.	N.AV.	N.AV.	N.AV.

1999 *pro-forma*	1999*	1998*	1997*	1996*	1995*	1994*	1993*
26.2	29.5	28.3	26.8	20.3	15.6	12.3	10.4
2.10	N.AV.	N.AV.	N.AV.	N.AV.	N.AV.	N.AV.	N.AV.
2.10	N.AV.	N.AV.	N.AV.	N.AV.	N.AV.	N.AV.	N.AV.
19	N.APP.	N.APP.	N.APP.	N.APP.	N.APP.	N.APP.	N.APP.
0.71	0.71	0.64	0.58	0.50	0.42	0.34	No dividend
34.2%	62.6%	16.4%	12.6%	13.4%	11%	18.8%	N.APP.
1.7%	1.7%	1.4%	1.1%	1.4%	1.3%	1%	N.APP.
104.7%	104.7%	102.3%	106.1%	86.2%	74.1%	87.4%	86%

*Former accounting standards.
**Based on recommended dividends.

1. EBITDA: earnings before interest, tax, depreciation and amortization.
2. Operating margin: operating income as a % of net sales.
3. Dividends distributed during the year. For years prior to 1999, the amount shown corresponds to total amounts distributed during the year.
4. Net cash provided by operating activities: cash flow + change in working capital.
5. Cash flow: net income before minority interests + depreciation, amortization and charges to allowances for impairment in value of fixed assets – changes in provisions and deferred taxes –/+ net gains/losses on disposals of assets.
6. In 2001, excluding external growth transactions (SMW, €167 million).
7. Net debt: long and short-term debt – cash and cash equivalents.
8. Shareholders' equity including minority interests: Common stock + paid-in capital in excess of par + retained earnings + net income + minority interests.
9. Securitization: sales of trade receivables. In cases where the receivables are sold to special purpose entities in which Michelin holds an equity interest, the special purpose entity is consolidated in accordance with the accounting standards applicable since January 1, 2000.
10. Interest expense: borrowing costs for the year.
11. Free cash flow: cash flow – change in working capital – net capital expenditure.
12. ROE: net income / shareholders' equity.
13. Target RAROC: calculated cost of debt and economic capital expressed as a percentage of capital employed. The Group uses the Free Cash Flow to Economic Capital method to measure value creation. This method consists of allocating a portion of economic capital and debt to each asset, based on the level of risk associated with the asset. Cost of economic capital: 15% based on euro interest rate and premium to reflect different interest rates and risk levels outside the euro-zone = average cost 16% in 2001
14. Actual RAROC: Net income before interest expense expressed as a percentage of capital employed (see above).
15. Net assets per share: net assets / number of shares outstanding at December 31.
16. Basic earnings per share: net income / weighted average number of shares outstanding during the year + own shares – shares canceled during the year.
17. Diluted earnings per share: earnings per share adjusted for the effect on net income and on the weighted average number of shares of the exercise of outstanding dilutive instruments.
18. P/E: Share price at December 31 / earnings per share.
19. Pay-out rate: net dividend / earnings per share.
20. Net dividend yield: net dividend / share price at December 31.
21. Capital turnover: number of shares traded during the year / average number of shares outstanding during the year.

N.APP.: not applicable
N.AV.: not available
N.D.: not disclosed

Outlook

What does 2003 hold for us?

As things stand today, we expect the tire markets to remain stable, although this does not necessarily exclude the risk of a decline.
Raw material costs will certainly grow, but the impact should be somewhat offset by the fall in value of the dollar against the euro. Some other cost items, such as transport, energy and insurance will also rise, as will payroll costs, due to amortization of actuarial gains and losses on pensions and other post-retirement benefit obligations.

A number of other factors relating to income statement items should also be taken into consideration:

- costs of rolling out the rightsizing plan in Spain, which was announced in late January 2003, providing for the elimination of some 1,200 jobs over three years. A provision will be set aside for these costs in the first half of 2003,
- acquiring the tire distribution business of the Europe-based Viborg Group. The acquisition has received the go-ahead from the European Anti-trust authorities and the Viborg Group will be consolidated as of 2003. Corresponding goodwill will be amortized in full during the year, in accordance with the Group's accounting policies.

Michelin will continue to improve performance and enhance its ability to navigate bumpy terrain

The picture for 2003 is unsettled, blurred by geopolitical uncertainties that render it impossible to set an earnings target. Naturally, we shall keep you informed of market developments and Michelin's performance trends during the regular updates we provide in our quarterly sales releases and the interim report.

Despite the troubled backdrop, we still look to the future with confidence and are determined to continue to improve every aspect of our performance – be it financial, industrial, technolgocial or commercial – with the aim of achieving our medium-term objectives.

Proposed resolutions

Shareholders are invited to approve the transactions reflected in the Company's income statement and balance sheet, as well as the proposed appropriation of net income for the year in the amount of €332,387,387.56.

An amount of €1,415,371.40 will be appropriated to the legal reserve, to raise the amount of this reserve to one tenth of capital stock, and €6,144,852.81 will be attributed to the General Partners, in accordance with the bylaws. The balance of €324,827,163.35 plus retained earnings of €44,586,519.78 brought forward from 2001, representing a total of €369,413,683.13, is available for distribution to Shareholders.

In order to further increase the dividend, we are asking Shareholders to approve a total distribution of €160,442,187.90. After setting aside €28,574,949 for the payment of the *précompte* dividend equalization tax, the dividend per share would amount to €0.93. For Shareholders entitled to the 50% *avoir fiscal* tax credit (€0.465), the total revenue per share would be €1.395.

If approved, the dividend will be paid as of May 20, 2003, and the Company's shares will be quoted ex-dividend as of that date.

The balance of income available for distribution – €208,971,495.23 – would be appropriated as follows: €7,302,557 to the special long-term capital gains reserve, €150,000,000 to "Other reserves" and the remainder – €51,668,938.23 – to unappropriated retained earnings.

Dividends on shares held in treasury stock on the ex-dividend date will be credited to retained earnings.

The following table shows dividend payments for the last three years:

Year	Total dividends (in euros)	Total revenue per share		
		Dividend	Tax credit	Total revenue
1999	95,648,269.83	0.71	0.36	1.07
2000	107,772,698.40	0.80	0.40	1.20
2001	136,642,666.05	0.85	0.43	1.28

Shareholders are also invited to approve the consolidated financial statements, which show net income of €614,485,280.65 versus €313,944,147.32 in 2001.

During the year, the Managing Partners used the Shareholder authorizations to trade in the Company's shares, by selling 2,877,255 shares at an average price of €43.70.

The Franklin Templeton Group holds over 5% of the Company's capital and voting rights.

The terms as members of the Supervisory Board of Pierre Michelin and Edouard de Royère are due to expire at the end of the Annual General Meeting. Shareholders are invited to re-elect them, and also to elect Benoît Potier as a new member of the Supervisory Board.

Lastly, Shareholders are asked to increase the total annual fees awarded to the Supervisory Board to €160,000. The increase in fees is being proposed to take into account the proposed election of a sixth member of the Supervisory Board, as well as the increase in the number of Supervisory Board meetings following the creation of two Committees of the Board, whose terms of reference are described at the beginning of this report.

As in prior years, we are asking Shareholders for an eighteen-month authorization to buy back up to 10% of the Company's capital on the market. The authorization could be used to stabilize the Company's share price, or to acquire shares for remittance in exchange for shares of another company in connection with a stock-for-stock public tender offer or a private transaction, or for allocation on redemption, conversion, exchange or exercise of share equivalents, or for the payment of stock dividends. Alternatively, the shares acquired under the authorization could be canceled to enhance the Company's net assets or earnings per share, pursuant to a separate authorization that Shareholders are asked to renew, to cancel up to 10% of shares in the Company's capital in any twenty-four month period.

The shares could be purchased, sold, exchanged or transferred at any time, on the market or in over-the-counter transactions or otherwise, by any appropriate method including in the form of block sales, or as the underlying for options or other derivative instruments.

Shareholders are asked to set the maximum purchase price at €60 and the minimum sale price at €30, unchanged from the previous authorization.

Shareholders are also asked to renew the earlier authorizations to issue shares and share equivalents, to allow the Company to take up opportunities to raise financial resources consistent with its needs, as appropriate.

Shareholders would continue to have a pre-emptive right to subscribe for shares issued for cash. The authorizations would be renewed for the same period of five years and the aggregate par value of shares issued under the authorizations would continue to be capped at €100 million. The same period and the same ceiling would also apply to share issues paid up by capitalizing reserves.

Concerning the other authorizations proposed for renewal, Shareholders would be asked to waive their pre-emptive subscription right only if the exercise of this right would prevent the Company from taking up attractive opportunities. In this case, Shareholders would be offered a priority subscription right – pro rata to their existing interests – on the French market or, if applicable, on the single Europe market as well as on other markets if this is possible. Any shares not taken up by Shareholders exercising their priority right would be offered to other Shareholders before being offered on the market.

For the authorizations to issue convertible bonds and bonds with stock warrants, the amount of debt taken on by the company would continue to be capped at €1 billion and the aggregate par value of the shares to be issued on conversion of the bonds or exercise of the warrants would be capped at €100 million by type of issue.

Shareholders are also asked to authorize the issue of stock warrants on a stand-alone basis, either for cash or without consideration. The aggregate par value of the shares issued on exercise of the warrants would be capped at €100 million.

Concerning the authorization to issue compound securities, the amount of debt taken on by the Company would be capped at €1 billion and the aggregate amount of the resulting capital increase would be capped at €100 million.

Lastly, an authorization is being sought to issue shares with an aggregate par value not exceeding €100 million, without pre-emptive subscription rights, in order to enable the Company to carry out stock-for-stock offers if any appropriate opportunities arise.

The above authorizations would be subject to a blanket ceiling of €100 million for shares issued directly or on conversion, redemption, exchange or exercise of share equivalents and €1 billion for debt securities.

Concerning proposed issues of share equivalents, the following principles would apply:

- Issues with pre-emptive subscription rights

- convertible bonds would be convertible on the basis of one share per bond, provided that the bond issue price does not exceed 1.05 times of the average of the opening prices quoted for the shares over a period of ten consecutive trading days selected from among the twenty trading days that precede

the opening date of the issue period. If the bonds were to be issued at a price in excess of 1.05 times this average, the maximum number of shares obtained on conversion of one bond would be determined based on the multiple of the average share price represented by the bond issue price.
- for stock warrants, bonds with stock warrants and compound securities, the warrant exercise price and the share subscription price would be at least equal to two-thirds of 1.05 times the average share price, as defined above.

• In the case of issues without pre-emptive subscription rights, the bond conversion ratio would be set in such a way that the sum per share received by the Company is at least equal to 1.15 times the average share price, as defined above. This principle would also be applied for issues of bonds with stock warrants, stand-alone stock warrants and compound securities.

The authorizations concerning issues with pre-emptive subscription rights are being sought for a period of five years. For issues without pre-emptive subscription rights, the authorization would be given for a period of three years, in the case of shares issued in connection with stock-for-stock offers, as well as for convertible bond and compound securities issues, two years for issues of bonds with stock warrants and one year for issues of stand-alone stock warrants, corresponding to the periods prescribed by law.

The conversion period for bonds and the exercise period for stock warrants attached to bonds and rights attached to compound securities would be limited to twenty years from the first day following the date of issue. The exercise period for stand-alone stock warrants issued without pre-emptive subscription rights would be limited to five years.

If and when any of these authorizations are used, we will issue a new report, in the form and within the period prescribed by law, describing the terms and conditions of the issue, its potential dilutive impact, if appropriate, and the issue's theoretical impact on the share price.

To comply with the new law on employee stock ownership, we are also required to submit to Shareholders proposals to authorize share issues in favor of employees of the Company and the French and foreign subsidiaries of the Group who are members of an employee stock ownership plan. The total amount of such issues would not exceed 1% of the Company's current capital stock. However, we do not currently have any plans to carry out such an issue.

Lastly, Shareholders are invited to amend certain provisions of the bylaws.

The first concerns an increase in the maximum number of members of the Supervisory Board, from seven to ten.

The second amendment is designed to allow shareholders to return forms of proxy and postal voting forms for Shareholders' Meetings by e-mail, as provided for in the new Corporate Governance act.

The other amendments are required to reflect recent changes in the applicable laws and regulations.

We invite Shareholders to approve the resolutions tabled at the meeting, after giving due consideration to the reports of the Auditors and the Supervisory Board.

Clermont-Ferrand, February 20, 2003

Edouard MICHELIN

René ZINGRAFF

Report of the Supervisory Board

To the Shareholders,

The business and financial performance of the Michelin Group in 2002 is presented in the report of the Managing Partners and the accounting and financial documents sent to Shareholders. We have no comments to make on the Auditors' Report on the financial statements for the year ended December 31, 2002.

The Group ended the year with net income of €614 million before minority interests and €580 million after minority interests, versus €314 million and €296 million respectively for 2001.

The sharp increase was due to an 18% rise in operating income, lower interest expense and the lower effective tax rate, as well as to non-recurring income of €75 million.

Operating income was driven up by an increase in volumes and the Group's strategy of focusing on product quality while reducing costs – a strategy undertaken over the past several years. The increase in operating income was achieved in market conditions that continued to be much more challenging than two years previously.

Group debt was reduced by some €1 billion, of which €460 million stemmed from improved asset management.

As a result, we support the proposal made by the Managing Partners to the Annual Shareholders' Meeting to further increase the dividend. This testifies to our confidence in the future of the Company and in the strategy implemented by the Managing Partners.

Shareholders are invited to re-elect Pierre Michelin and Edouard de Royère as members of the Supervisory Board, as their terms of office are due to expire. Shareholders are also invited to elect Benoit Potier as a new member of the Supervisory Board.

The Supervisory Board met four times in 2002, at the end of each quarter, to monitor Michelin's performance. At each of these meetings, a detailed analysis was presented of the Group's results and financial strategy. These analyses, backed by comments by the Managing Partners on the implementation of Group strategy, allowed us to assess changes in the Group's main financial indicators, measure the progress made and engage in constructive exchanges of views with the Managing Partners.

As announced in 2002, we deepened our scrutiny of the accounts, by:

- making enquiries of the Statutory Auditors about their audit findings and their assessment of the quality of the Group's accounting processes,
- making enquiries of the head of Internal Audit about the internal audits carried out during the year and the methods used,
- reviewing a presentation made by the Chief Financial Officer of the Group's situation concerning pension and post-retirement benefit obligations, and off-balance sheet commitments.

The financial statements Committee is sometimes given the task of analyzing these issues prior to the Supervisory Board meeting. The financial statements Committee has four members, including three independent members within the meaning of the Reports on Corporate Governance. It is chaired by François Grappotte.
The financial statements Committee reviewed the 2002 financial statements and reported its conclusions to the Supervisory Board.

The Supervisory Board also performed the functions generally assigned to a remunerations Committee. For example, we reviewed the conditions of the planned employee stock ownership and stock option plans as well as various assumptions relating to variable compensation. Our role in this regard is generally to advise the Managing Partners and more particularly to analyze increases in the number of shares outstanding due to the implementation of employee stock ownership and stock option plans.

At our meeting of February 21, 2002, we adopted internal rules governing the activities of the Supervisory Board, the financial statements Committee and the remunerations Committee.

We are particularly satisfied with last year's results and the changes in the main balance sheet items, which confirm our confidence in the Company's future development based on its sound financial position.

Shareholders are invited to renew the various financial authorizations given to the Company at previous Annual General Meetings and which are about to expire.

The Management Board is seeking broadbased authorizations, in terms of both the types of issues that may be carried out and the amounts involved.

In their respective reports, the Managing Partners and the Statutory Auditors have described the principles and main terms of the operations covered by these authorizations, including the provisions concerning the waiver of Shareholders' pre-emptive subscription rights. As was the case under the previous authorizations, Shareholders will automatically have pre-emptive rights to subscribe for shares issued for cash and, wherever possible, will have the same rights in the case of other issues.

We support the proposals put before the Annual Shareholders' Meeting and recommend that Shareholders adopt the corresponding resolutions.

Clermont-Ferrand, March 17, 2003.

Eric BOURDAIS DE CHARBONNIERE
Chairman of the Supervisory Board

List of directorships and other functions held in other companies by the Managing Partners

Edouard Michelin

Managing Partner	Manufacture Française des Pneumatiques Michelin
General Partner	Compagnie Financière Michelin

René Zingraff

Managing Partner	Manufacture Française des Pneumatiques Michelin
General Partner	Compagnie Financière Michelin
General Partner	Michelin Reifenwerke KGaA

Compensation paid to the Managing Partners and Supervisory Board

(by the Company and its subsidiaries)

Managing Partners

The Managing Partners – Edouard Michelin and René Zingraff – do not receive any compensation or benefits.

However, under the terms of the Company's bylaws, as General Partners of the Company who are jointly and severally personally liable for the Company's debts, they receive a certain proportion of the Company's net income.

In 2002, the total amount paid to the three Managing Partners* was €3,464,473.44.

Supervisory Board

In 2002, the following fees were paid to the members of the Supervisory Board for 2001:

Eric Bourdais de Charbonnière (Chairman):	€21,342.86
François Grappotte:	€13,720.41
Pierre Michelin:	€13,720.41
Grégoire Puiseux:	€13,720.41
	and €66,790.00 paids by subsidiaries
Edouard de Royère:	€13,720.41

* The functions of François Michelin as Managing Partner expired on May 17, 2002.

Additional Information

The following information is designed to give Shareholders greater insight into Michelin's guiding principles and offer more detailed explanations of issues addressed in the first section of this report.

Additional information is provided in the Document de *Référence* which can be accessed online at www.michelin.com. Copies can also be requested by letter, e-mail or telephone from the Investor Relations Department.

Contents

68 A. Additional information on Corporate Governance
68 B. Risk Management
68 - Financial risks
68 - Currency risks
69 - Strategic currency risk
69 - Interest rate risk
70 - Commodity risk
70 - Credit risk
71 - Liquidity risk
72 - Industrial and environmental risks
75 - Coverage of non-financial risks
75 C. Investment policy
76 D. Economic performance objective
78 E. Statutory Auditors
79 F. Internal Audit
79 G. Switching to International Financial Reporting Standards
80 H. Pension funds
82 I. Off-balance sheet commitments
82 J. Securitizations
83 K. Social and environmental information in accordance with the NRE Act

A. Additional information on Corporate Governance

In addition to the special section dedicated to Corporate Governance, supplementary information can be found in the bookmark to this report as well as on Michelin's website (www.michelin.com). Information can also be obtained on request by letter, e-mail or telephone from the Investor Relations Department.

B. Risk Management

Michelin adopts a prudent and responsible attitude towards risk.

Financial Risks

In a rapidly changing global environment, shaped by volatile financial markets and constant advances in financial techniques, the mission of the Corporate Treasury department is to:
- raise financing for the Group as a whole and the individual Group companies on the best possible terms,
- identify, measure and hedge financial risks, in close cooperation with the operating entities.

Hedging activities are designed to provide the most cost-effective solution to minimizing the impact on Group earnings of changing conditions in the financial markets. The aim is to reduce the amount of capital required to manage these financial risks. The Group does not carry out any speculative transactions on the financial markets.

Currency risks

Transaction risk

Corporate Treasury is responsible for:
- netting as many intercompany transactions as possible, through a captive factoring company which pools inter-company payments and through financial services provided to subsidiaries by Compagnie Financière Michelin,
- systematically hedging all net positions remaining after this process.

In certain exceptional cases, it is not possible to hedge an exposure in a given currency because no counterparty to the hedging transaction can be found or because the cost would be disproportionately high. This was the case in 2002 in Argentina and Venezuela.

The assets of subsidiaries are financed by equity capital, as explained below, and by borrowings in their operating currency. Exceptionally, the assets of subsidiaries operating in countries where inflation is running at more than 10% per year may be financed in hard currency – preferably the US dollar – if real interest rates are excessively high. These financing operations are arranged at Group level and are closely monitored.

Translation risk

Net investments in subsidiaries are financed in the local currency of the holding company. Future cash flows from these long-term investments (dividends, fees for R&D services and trade mark licenses, injections of capital) are hedged on a selective basis according to the probability of the cash flows occurring. Investments that are intended to be sold are generally financed in the local currency of the subsidiary concerned.

A breakdown of consolidated Shareholders' equity by currency is provided in the following table.

Analysis of risks related to the Michelin Group's financing as of December 31, 2002

In millions of euros

Currency	Assets less non-financial liabilities	Shareholders' equity + minority interests	Utilized borrowings		
			Floating rate	Long-term fixed rate debt	Average life of long-term fixed rate debt
EUR	3,558,4	3,605.4	(1,123.4)	1,076.3	6.8
CHF	(17.1)	(1,095.3)	1,071.3	6.9	5.7
USD	2,316.1	692.0	748.6	875.5	4.2
GBP	677.9	286.7	391.3		
CAD	403.0	285.1	118.0		
Other	1,381.9	728.6	609.5	43.9	1.5
Total	**8,320.2**	**4,502.3**	**1,815.3**	**2,002.6**	**5.5**

Highlights

Provided the US dollar is stable, Michelin is relatively dollar neutral.
Sales outside Europe represent just over 50% of consolidated net sales, with North America accounting for 39%. However, the bulk of raw materials purchases is billed in dollars, or on the basis of dollar prices or in currencies that are pegged to the dollar as a currency base. A portion of these raw materials is used in Europe. In addition, the dollar-denominated earnings of the Group's North American operations are converted into euros in the consolidated financial statements.
Consequently, any weakening of the dollar against the euro has the effect of:
- **reducing the value, in euros, of sales by European and Asian entities that are billed in dollars, and of North American earnings;**
- **reducing the cost base due to the lower cost of raw materials used by plants in Europe.**

A timing difference arises, however, between the reduction in sales and in costs, because an average period of around 4 to 6 months elapses between the purchase of raw materials and their inclusion in cost of sales.
Provided the US dollar is stable, there is relatively no impact on operating income. However, if the dollar loses ground against the euro, the consolidated income statement is initially negatively impacted, because of this timing difference.

Strategic currency risk

Strategic currency risk results from the fact that certain manufactured products are sold outside the country of manufacture. It represents a competitiveness risk which affects the value-added generated by the products, depending on which way exchange rates move.
Unlike currency risks associated with transactions and investments in foreign subsidiaries, strategic currency risk is not generally hedged. However, as can be seen from the following charts, sales and added costs are fairly evenly balanced by currency, providing the Group with a relatively high level of protection against strategic currency risk.



49.1%
40.1%
36.9%
33.1%
7%
8.3%
5.6%
6.4%
5.2%
8.2%
North America (US$, CAN$)
Euro
Pegged to the euro
Asian currencies
Other currencies

At December 31, 2002

□ Added costs: payroll costs and other operating expenses
▤ Sales

Interest rate risk

The Group is exposed to interest rate risks on borrowings, due to changes in interest rates in the countries in which it operates.
The Group follows a practical approach to managing these risks, with a view to protecting future cash flows and reducing financial volatility.
Long-term positions are managed by the Corporate Finance department. Short-term positions are managed at the level of the individual countries, under the supervision of the Corporate Finance Department which closely monitors compliance with the exposure limits set for each country.

The table entitled "Risks related to the Group's financing as of December 31, 2002" provides details of the Group's interest rate positions by currency (see "Utilized borrowings" column). The data are based on an analysis, by company and by currency, of intercompany and external borrowings net of intercompany loans, after taking into account swaps and other derivative instruments used to convert interest rate positions.
At December 31, 2002, 52.5% of the Group's net debt was at fixed rates of interest.

Commodity risk

The Group is exposed to commodity risks during the period in which commodity price rises cannot be passed on in the sale price of manufactured products. This period varies depending on the market and the level of competition, but is generally less than one year.
The net position corresponds to the number of days' sales represented by inventories and firm purchase commitments (long position) less the number of days required to pass on the price rises in sales prices (short position).
In order to keep earnings volatility to a minimum, hedges are put in place when all of the following conditions are met:
- the decision has been made to hedge commodity risk on a recurring basis,
- an organized market exists for the commodity concerned,
- the period required to pass on the price rise can be determined reliably and is reasonably consistent.

At December 31, 2002, no significant hedges of commodity risks were outstanding.

Credit risk

In the normal course of business, Michelin grants credit to its customers in the form of extended payment terms.
The Credit Department, which forms part of the Corporate Finance Department, sets the maximum payment terms and customer credit limits to be applied by the operating entities. The Credit Department is responsible for:
- analyzing and managing credit risks,
- avoiding collection delays,
- critically reviewing proposals by operating entities to grant extended credit to specific customers or to raise a customer's credit limit,
- billing late interest where appropriate.

Highlights

In 2002, raw materials represented 21.5% of Michelin's sales and 30.8% of cost of sales. Some 75% of raw materials purchased by Michelin are billed in dollars or currencies pegged to the dollar, while over half of the Group's tire manufacturing takes place in Europe.
It is practically impossible to hedge the commodity risk arising on natural rubber, given the vast scale of the Group's natural-rubber purchases. As regards oil by-products, Michelin mostly purchases compounds of synthetic rubbers, such as styrene and butadiene, as well as carbon black compounds. The price of these products varies depending on supply and demand, as well as on oil prices and on whether the products have low or high added value. Prices are therefore only partially correlated to oil prices. Although some 50% of these purchases consist of oil by-products (primarily synthetic rubbers and carbon blacks), only 15% at most of Michelin's total raw material costs would be partially impacted by a rise in the price of oil or oil by-products, with a time lag of one year.

At December 31, 2002, the Group's total trade receivables amounted to €3.1 billion, spread between OE customers and after-market customers (replacement sales). This total includes receivables that have been sold or securitized through consolidated special purpose entities. Receivables from the Group's ten largest customers, each accounting for over 0.6% of total receivables, amounted to €579 million.
As of December 31, 2002, thirty-seven customers had credit limits in excess of €10 million. Two of these would have been "non-investment grade"* had they been rated by a ratings agency.
Bad debt write-offs for the Group as a whole, net of movements in allowances, amounted to €43 million in 2002, representing 0.275 % of sales. Excluding movements in allowances, these write-offs totalled €19.5 million, or 0.124% of sales.
For the period covering 1994 to 2002, average annual losses on receivables stood at 0.20% of prior-year sales and the annual volatility rate calculated at two-monthly intervals was 0.19%.


30%
25%
20%
15%
10%
5%
0%
19%
15%
10%
6%
4%
2%
2%
0%
- 0.10%
- 0.05%
0%
0.05%
0.10%
0.15%
0.20%
0.25%
0.30%
0.35%
0.40%
0.45%
0.50%
0.55%
0.60%
0.65%
0.70%
0.75%
0.80%
0.85%
0.90%
0.95%
1.00%
1.05%
1.10%
1.15%
1.20%

Distribution of the frequency of bad debts compared with prior year sales, for the period from January 1, 1995 to December 31, 2002

Liquidity risk

The Corporate Finance Department is responsible for ensuring that the Group's liquidity position is satisfactory at all times, by efficiently managing cash reserves and putting in place financing for appropriate periods on legal terms that guarantee the availability of the necessary funds when required.

The Corporate Finance Department also arranges confirmed lines of credit offering the Group the required flexibility in terms of financing, taking into account the nature of Michelin's businesses.
The long-term debt figures presented in this report do not include any credit facilities that could be withdrawn or become immediately repayable if the Group's financial ratios were to fall below a certain level or following a material adverse change in the Group's financial position or credit rating. At December 31, 2002, no clauses of this nature were attached to any of the Group's borrowings. Michelin has always been careful not to sign such clauses, even if this results in higher borrowing costs, in order to protect the Group's financial flexibility.

At December 31, 2002, the three companies' ratings were as follows:

		CGEM[1]	CFM[2]	MFPM[3]
Short term	Standard & Poor's	A2	A2	A2
	Moody's	P2	P2	P2
Long term	Standard & Poor's	BBB	BBB+	BBB+
	Moody's	Baa2	Baa1	Baa1
Outlook	Standard & Poor's	Stable	Stable	Stable
	Moody's	Stable	Stable	Stable

(1) Compagnie Générale des Etablissements Michelin
(2) Compagnie Financière Michelin. As the Group's financing arm, CFM is responsible for securing and guaranteeing borrowings.
(3) Manufacture Française de Pneumatiques Michelin

Capital ties between these three Group companies are presented in the simplified organization chart on the flap of this report.

On February 7, 2003, Standard & Poor's indicated that it would be placing 10 European companies, including Michelin, on CreditWatch with negative implications. This decision follows a change in rating method by Standard & Poor's whereby accrued payroll costs are henceforth classified under net debt. Standard & Poor's indicated that this new approach could lead to Michelin's rating being notched down.

* i.e. classified as "trading securities"

Analysis of the Group's liquidity position

	At December 31, 2002	At December 31, 2001
Total long and short-term debt	5,027	5,821
Portion due in more than one year	3,050	3,039
Portion due within one year	1,977	2,782
Liquid funds	1,209	939
Long-term undrawn, confirmed lines of credit	2,795	2,293
Including subordinated credit lines	905	

Long-term undrawn and confimed lines of credit include a $905 million facility which can be drawn down at any time up until June 2005 in the form of subordinated debt due 2012. Not included, however, is the $170 million contingent capital facility provided by a pool of insurance companies, also maturing in 2012. Drawdowns on this facility may be made only following the occurrence of certain events based on changes in average U.S. and European Union GDP.

In April 2002, the Group carried out a €1,500 million euro-bond issue comprising two tranches, one in the amount of €1 billion, with a 7-year term, and the other in the amount of €500 million with a 10-year term. The interest rates on the bonds (6.125% for the 7-year tranche and 6.5% for the 10-year tranche) reflect market recognition of the Group's strong fundamentals and good credit rating.

The proceeds from the bond issue have been used to repay short-term bank financing and subordinated debt. In October 2001, in the wake of the September 11 attacks and ensuing economic uncertainties, the Group drew down $905 million from the subordinated line of credit set up in 2000 and used the funds to repay short-term borrowings.

The long-term portion of Group debt is €3,050 million, composed of 48% due in one to five years and the remaining 52% due in five to ten years. Total long and short-term debt, net of long-term undrawn, confirmed lines of credit, breaks down as follows by maturity:

Schedule of long-term net debt and undrawn lines of credit

(in millions of euros)


1,265.9
1,049.9
1,034.9
659.7
511.2
368.8
404.6
239.2
147.6
101.8
8.8
21.9
19.2
12.0
2004
2005
2006
2007
2008
2009
2010
2011
2012-20

☐ Long-term undrawn lines of credit
■ Long-term debt

Total long-term debt: €3,049.6 million
Total long-term undrawn credit lines: €2,795.3 million

Industrial and environmental risks

Throughout the Group's history, Michelin has demonstrated its desire to constantly control the environmental impact of its operations while ensuring the safety of users of its products and passing on cost savings.

The Group has always focused on extending the lifespan of its tires in order to sparingly use raw materials that are in limited supply. The average tire is made of 3/4 fossil-based materials and 1/4 natural rubber. Michelin has achieved the universally recognized quality of its tires thanks to constantly striving to reduce the price per kilometer and selectively managing resources.

Due to rolling resistance, tires account for some 20% of fuel consumption for passenger cars and some 40% for trucks. For several decades, Michelin has targeted a considerable amount of its research efforts towards reducing the scale and impact of this fuel consumption. After ten years of sustained efforts, in the late 1980s the Group perfected silicon based elastomers and reinforcing fillers representing a major step forward without any loss of other types of performance, particularly in skid resistance properties and therefore safety.

The Group's research was experimental at the outset but its advantages were clearly proven by a Life Cycle Analysis (LCA) carried out for the European profession as a whole in 2001 on the standard passenger car tire. The LCA results showed that Michelin is right to constantly strive to find the best combination of technical and environmental performance for its products throughout their life cycle, from the manufacturing stage right through on-vehicle use to final reuse or recycling.

The analysis also highlighted the low environmental impact of tire manufacturing in general, concluding "the environmental impact of car passenger tire production is primarily determined by production of the raw materials concerned rather than the tire itself...".

The Group's core business of tire manufacture represents a low source of pollution and is not a major environmental hazard. Michelin's plants do, however, use over 200 different raw materials during the manufacture of its tires, some of which may be considered hazardous due to their potentially harmful or inflammable nature.

As some of Michelin's industrial operations require careful monitoring of their environmental impact, corresponding action points are considered a priority in the environmental plans drawn up by the Group's various business units. These entail:

- the production of synthetic rubber: only two Group production sites are concerned by this – Bassens in France and Louisville, Kentucky in the USA. They are classified "high threshold" Seveso type*,
- metal cable production (13 workshops worldwide supplying 80 plants),
- wheel production and wheel assembly (3 sites in Spain, France and Germany),
- and, to a lesser extent, rubber mix production (31 workshops worldwide, supplying 80 plants) and textile cord ply (6 workshops).

Potential risks for the above-mentioned operations concern:

- Environmental risks related to manufacturing synthetic rubber, as the hydrocarbons used are highly inflammable. Michelin regularly re-evaluates the quality of safety and protection measures taken for sites where there may be an environmental impact. In addition, major investments have been made in these sites since 2001 and will continue to be made over the next six years.

- Environmental risks related to metal cable production should there be accidental discharge of liquid effluent from the machines used for the electrolytic processing of the cables. Michelin manages this risk by closely monitoring the chemical reactions concerned and the process in general in order to avoid toxic waste in effluents and facilitate processing at purification plants.

- Use of large volumes of solvents for paints and equipment cleaning purposes in the manufacturing and assembly of wheels. These solvents release volatile organic compounds (VOCs) into the atmosphere. A program has begun at the sites concerned to eliminate or treat VOCs, using new products that do not contain solvents.

- Accidental fire at the rubber-mix production facilities. Risk is particularly high at the two extremes of the "Preparation / Production / Storage" product chain. A potential risk exists due to the calorific mass of the raw materials and finished products. Practically all of the rubber-mix production facilities are equipped with fire sprinklers.

* The Seveso type classifcation is the result of a European directive. This relates to industrial activities that might present a danger for the surrounding community and environment (mainly of an acquatic nature) due to potential major accidents involving dangerous substances. The directive is applicable to sites at which dangerous substances are stored or used. Two categories of sites are described in the directive: facilities classified as "high threshold" must set up a major accident prevention system and present this to the governmental authorities. In France, some 400 establishments are classified "Seveso", compared with over 4,000 for the European Union as a whole.

- Use of glues in the cord ply production facilities and the treatment of glue-covered ply in the furnaces that may release VOC-type vapors. Filters fitted on the furnace gas outlets help contain this risk.

Asbestos is not used by Michelin in either the composition or manufacture of its products or their distribution. In some older facilities, mainly in Europe, asbestos may have been used in the past as an insulating material in certain ducts, vapor production facilities or machine couplings.
The Group set out as early as the beginning of the 1980s to eradicate asbestos risk wherever it was present. Only a very small number of individual legal claims have been filed by former employees in those countries where the Group could be held liable for exposing its employees to asbestos.

Michelin has implemented a series of preventive measures to counter these various risks.
In general, Michelin deals with industrial and environmental issues on a Group-wide basis.

- No particular risk is attached to the Group's operations in terms of soil pollution. Nevertheless, most sites use subsurface tanks to store hydrocarbons. A study has been initiated to check the condition of the soil and subsoil at these sites. To date, only low level pollution has been detected, limited to the sites and the immediate environs of the contamination points caused by leaks from tanks. The Company pays particular attention to soil pollution during environmental audits related to the potential acquisition of manufacturing sites and the sale of industrial land.

- In 1991, Michelin initiated a far-reaching plan to reduce the use of solvents. This has achieved excellent results, resulting in over a 50% reduction to date compared with 1992 in European plants dedicated to passenger cars and light trucks.

- For fire and accident prevention, the Group has set up a central body of specialists responsible for rolling out the Group's fire prevention policy through the "HPRM" (High Protected Risk Michelin) concept. This body has been entrusted with establishing the standards of the policy and helping to apply the technical aspects of the corresponding action points.

This upstream approach, rounded off by audits assigned to an independent establishment, is designed to ensure that the selected guidelines are relevant and that the recommendations are effectively applied. It is based on an exhaustive risk analysis and reliable feedback, and has enabled the Group to establish an ambitious standard that goes beyond the legislation in force in the field. The standard's basic principle is a combination of prevention management, intervention capabilities and static and automatic protection measurements. The first level of HPRM requirements led to a four-year improvement program costing €75 million.

- As early as 1998, the company initiated a wide-scale program aimed at reducing to a minimum the environmental impact at industrial sites. A Michelin Environmental Management System was set up covering all sites, which operates alongside the Michelin Quality Assurance System. By the end of December 2002, 80% of the Group's production originated from ISO 14001-certified plants. In accordance with the requirements of this system, environmental audits must be performed by a team of auditors external to the site and external audit certification must be obtained from an organization accredited to award ISO 14001 type certification.

To ensure that the Group's risk analyses and retained solutions are sufficiently robust, Michelin has set up a network for dealing with environmental issues, health and safety and industrial risk prevention.
This "Environment and Risk Prevention" (ERP) network counts more than 100 specialists in the various countries where the Group is present, along with a dedicated team at each industrial site. The ERP Officer reports to the Group Executive Board and manages a budget adapted to the network's needs. At December 31, 2002, the total amount of provisions set aside by the Group for environmental risk was some €10 million.

Coverage of non-financial risks

Despite the preventive measures taken by the Group, Michelin is required to transfer to the insurance market certain of the above risks that are considered as exceeding its self-insurance capacity. The programs put in place by the Insurance department, which forms part of Corporate Finance, are determined after consultation with the Internal Audit, Quality, Legal Affairs, Corporate Finance, Environment and Risk Prevention departments. The Insurance department is responsible for:

- Participating in the risk analysis and mapping process.
- Determining and implementing decisions to transfer or to self-insure risks throughout the Group.
- Ensuring that the Group complies with insurance industry requirements – including by issuing guidelines concerning any new requirements in the area of risk prevention – and takes full advantage of innovations in the field of insurance cover.
- Ensuring that appropriate legal and financial structures exist to permit the implementation of decisions.

Michelin has established integrated global insurance programs covering the major risks, based on the types and levels of cover available in the insurance and reinsurance markets. The different types of cover are property and casualty cover, including incremental operating costs, civil liability cover and product liability cover extending to accidental environmental damage.

Insured values are set based on an analysis of risks, taking into account estimated loss probabilities. The Group has several captive insurance companies responsible for pooling risks for which the frequency rate or the level of potential losses is qualified as "average". Risks for which potential losses are qualified as "high" are insured on the market. The amount of insurance cover taken out by Michelin is not disclosed, as this would entail also disclosing details of estimated maximum potential losses, the amount of insured losses and the Group's financial resources, in order to allow readers to assess the adequacy of such cover. In addition, detailed disclosure of the amount of product liability insurance carried by the Group would have the effect of increasing the risk of claims.

C. Investment policy

Investment decisions are guided by a clear understanding of the related long-term risks for Shareholders, as well as by Michelin's duty to offer them an acceptable rate of return on their contribution to financing business growth.
The investment process is based on a set of clearly-defined rules contained in the Group's Investment Manual.
This manual describes the role of each person involved in the process as well as the various project phases.
As part of its commitment to tightly managing investment budgets and increasing staff accountability, Michelin has opted for a project-based approach to investment decisions, which takes full account of the related strategic implications.
A project team is set up for each individual project. The project manager is accountable to the project sponsor for the efficient and effective implementation of the investment approval process, the execution phase and the results obtained.
A standard "Project Contract" is drawn up in each case.
The approval and assessment process comprises four phases:

- risks and rewards analysis,
- feasibility study,
- detailed study and project kick-off,
- post-mortem, to assess whether cost, timing and return on investment targets have been met.

The return on investment in each project is determined using the Free Cash Flow to Economic Capital method described in more detail in the "Economic performance objective" section. Corporate Finance is responsible for performing the calculations and signing off on the assumptions used by the project team.

D. Economic performance objective

Since 1993, Michelin has set internal value creation targets. To determine whether the Group is creating value, the actual risk-adjusted return on capital ("Actual RAROC", corresponding to net income before net interest expressed as a percentage of capital employed) is compared with the target risk-adjusted return on capital ("Target RAROC", corresponding to the cost of economic capital and debt, expressed as a percentage of capital employed). If actual RAROC is greater than target RAROC, the Group considers that it has created value. Value creation is measured by the Free Cash Flow to Economic Capital method. This method consists of allocating a portion of economic capital and debt to each asset, based on the level of risk associated with the asset. The change in the level of risk over time is taken into account by basing the calculation on the net book value of assets, after depreciation and amortization.

Economic capital and debt are allocated to the various categories of risk-weighted assets as follows:

	Economic Capital	Allocated debt
Goodwill and other intangible assets	100%	0%
Property, plant and equipment and investments	50%	50%
Working capital	25%	75%

The Group has set as its target a high after-tax return on economic capital of 15%, based on euro interest rates. Using this overall target as a starting point, separate targets are then set for each country, taking into account differences in interest rates and risks. The average required rate of return for 2002, all currencies combined, was 15.4%.

This approach enables Shareholder expectations to be systematically taken into account by using economic capital allocation techniques as a basis for operating decisions – concerning for example capital expenditure, customer credit limits and the outsourcing of certain activities. However, this is only one of the criteria applied to assess investment projects.

To measure value creation, target risk-adjusted return on capital ("Target RAROC") – corresponding to the calculated cost of debt and economic capital expressed as a percentage of capital employed – is compared with actual risk-adjusted return on capital ("Actual RAROC"), corresponding to net income before interest expense, also expressed as a percentage of capital employed. Michelin's economic performance corresponds to the difference between these two rates. The approach is rolled down to the level of each Group business, based on the assets used by the business concerned.

In 2002, target and actual RAROC were calculated as follows: Economic Capital: **€4,495.2 million**

Capital employed *(calculation performed separately for each country)*	**Amount**	**Economic capital**	**Allocated debt**
Goodwill and other intangible assets	438.5	438.5	–
Property, plant and equipment* and investments	7,195.7	3,597.9	3,597.9
Net working capital	1,835.6	458.9	1,376.7
Total		**4,495.2** (1)	**4,974.5** (2)

* including commitments under non-cancellable operating leases included in off-balance sheet commitments.

Capital employed = (1) + (2) = 4,495.2 + 4,974.5 = €9,469.7 million
Weighted average internal cost of economic capital = 15.4%
Weighted average cost of debt = 4.8%

Determination of target RAROC:

$$\frac{(\text{Economic capital x weighted average cost of economic capital}) + (\text{Allocated debt x weighted average cost of debt})}{\text{Capital employed}}$$

i.e. $$\frac{(4,495.2 \times 15.4\ \%) + (4,974.5 \times 4.8\ \%)}{9,469.7} = 9.84\%$$

Determination of actual RAROC:

$$\frac{\text{Net income before interest}}{\text{Capital employed}}$$

i.e. $$\frac{(614.5 + 283.4)}{9,469.7} = 9.48\%$$

In 2002, actual RAROC was 0.3 point below target RAROC.

The results achieved by Michelin over the last five years, determined using the method described above, are as follows:

(based on euro interest rates)

In millions of euros	1998	1999	2000	2001	2002
Economic capital	3,680.3	4,053.2	4,429.9	4,592.0	4,495.2
Weighted average cost of economic capital	17.0%	17.0%	16.3%	16.0%	15.4%
Allocated debt	4,206.1	4,675.5	5,183.1	5,225.7	4,974.5
Weighted average cost of debt	7.0%	6.1%	7.2%	6.1%	4.8%
Capital employed	7,886.4	8,728.7	9,613.0	9,817.7	9,469.7
Target RAROC	**11.7%**	**11.2%**	**11.4%**	**10.7%**	**9.8%**
Net income	573.7	182.5	438.4	313.9	614.5
Interest expense	255.0	281.5	358.2	350.7	283.4
Actual RAROC	**10.5%**	**5.3%**	**8.3%**	**6.8%**	**9.5%**

The return on economic capital used by the Group may be viewed as high by certain investors. The following table shows target RAROC calculations for 2002 using average rates of return on economic capital of 12%, 13% and 14% (based on euro interest rates) as opposed to the 15% rate used by Michelin. These calculations are provided for information only and are not applied by the Group.

(based on euro interest rates)

Weighted average cost of economic capital	12%	13%	14%	15%
Target RAROC	8.42%	8.89%	9.37%	9.84%

E. Statutory Auditors

Under French law, the accounts of listed companies are required to be audited each year by two Independent Accountants, to obtain assurance that the financial statements have been properly prepared and comply with the true and fair view principle.

The statutory audtiors are appointed by the Annual Shareholders' Meeting for a six-year term and can be re-appointed when their term expires.

The statutory auditors of Compagnie Générale des Etablissements Michelin, the holding company of the Michelin Group are:

- Dominique Paul, partner of PricewaterhouseCoopers Audit
  Address: 11 rue Margueritte – 75017 Paris

Substitute statutory auditor: Pierre Dufils, partner of PricewaterhouseCoopers Audit.

- Stéphane Marie, partner of Corévise
  Address: 20 bis, rue Boissière - 75116 Paris

Substitute statutory auditor: Jacques Zaks, partner of Corévise
This audit firm practices in France. It does not have offices in any other country.

The statutory auditors were appointed by the Annual Shareholders' Meting of June 12, 1998. Their terms of office expire at the end of the 2004 Annual Shareholders' Meeting called to approve the accounts for the year ended December 31, 2003.

No legal or financial dependence exists between the two statutory auditors or their audit firms.

The following table sets out details of fees paid in 2002 by the Michelin Group to its statutory auditors and contractual auditors. CGEM consolidates 262 subsidiaries in over 59 countries. The financial statements of each of these subsidiaries are audited in the respective countries by contractual auditors who may or may not be members of a worldwide network of audit firms.

Total fees paid to the Group's statutory auditors in 2002 in thousands of euros

	CGEM statutory auditors			Contractual auditors*	Total
	Dominique Paul (PwC : PricewaterhouseCoopers)		Stéphane Marie (Corévise)		
	France	Outside France	France		
1/ Audit services					
A/ Statutory audit		3,139	232	2 221	5 592
France	615		232	144	991
(including CGEM)	(144)		(144)	0	(288)
Outside France		2,534	0	2,077	4,611
B/ Other engagements		70	0	231	301
Sub-total: audit services (1)		**3,209**	**232**	**2,452**	**5,893**
2/ Consulting services (solely outside France))					
A/ Legal and tax advice		1,085	0	1,190	2,275
B/ Information technology consulting		478	0	26	33
C/ Internal audit services		2	0	27	29
D/ Other consulting engagements (before transfer of PwC consulting business to IBM)		587	0	395	1,453
Sub-total: consulting services (2)		**2,152**	**0**	**1,638**	**3,790**
Total		**5,361**	**232**	**4,090**	**9,683**

*The Group's main contractual auditors outside France are, by order of importance, KPMG, BDO and Ernst & Young

F. Internal Audit

Michelin has an Internal Audit department responsible for assessing risks and risk management methods and procedures and making constructive recommendations to resolve any weaknesses.

Group Internal Audit reports directly to the Managing Partners, ensuring that the internal auditors are free to carry out all the investigations that they consider necessary without coming under any pressure from the audited entities.

Group Internal Audit draws up an annual audit plan based on an analysis of risks associated with all Group processes and at all Group entities. Internal audits cover all types of risk, including general accounting risks, financial, business, supply chain management, IT, product quality and manufacturing risks. The audited entities are required to propose action plans to deal with any identified weaknesses, based on the internal auditors' recommendations. The internal auditors monitor implementation of these plans.

Details of the internal auditors' findings and the action plans implemented by the audited entities are submitted at regular intervals to the Managing Partners and to managers at various levels in the organization, as appropriate.

Group Internal Audit comprises a central team with extensive international experience, which conducts audits throughout the world, backed up by local internal audit teams in North America and South America as well as in various countries of Asia and Africa. All internal audits are conducted on a coordinated basis, using the same approach.

G. Switching to International Financial Reporting Standards

European regulation 1606/2002 dated September 11, 2002 requires all companies that are listed on a regulated market of a European Union member country to present consolidated financial statements prepared in accordance with the International Financial Reporting Standards formulated by the International Accounting Standards Board (IASB).

This requirement applies to CGEM, which is listed on Euronext Paris and is the parent company of the Michelin Group. Consequently, the 2005 consolidated financial statements of the Michelin Group will be prepared in accordance with International Financial Reporting Standards (IFRS*), which require 2004 comparative data to be presented on the same basis.

IFRS will be applied by some 7,000 European groups, potentially affecting their financial indicators, their relations with the financial markets and certain strategic decisions. The Michelin Group moved early to address these issues by setting up a task force made up of representatives of staff and line departments in all of the Group's geographic regions, in the first half of 2002.

The objective assigned to this task force, representing the equivalent of 10 full-time employees, is to pave the way for the application of IFRS as from January 1, 2004 while also allowing for the production of 2004 French Gaap accounts in accordance with French legal requirements.

The project is being conducted in two phases:

- the first phase consists of identifying and resolving the operational issues and determining the practical methods of applying IFRS,
- this will be followed by the rollout phase, involving the adaptation of information systems and the organisation of training for the various teams involved in producing the consolidated financial statements.

* previously known as International Accounting Standards ("IAS").

H. Pension funds

The notes to the consolidated financial statements at December 31, 2002 describe the Group's benefit obligations, their amount, the valuation methods applied, their accounting treatment and the annual cost. Additional information about these obligations is provided below.

Pension funds

Minimum funding levels are set in local regulations. These levels generally correspond to the present value of future benefit obligations arising from current and past years of service, known as the Accumulated Benefit Obligation or ABO in the United States, the Solvency Basis in Canada, and the Minimum Funding Requirement in the United Kingdom. The minimum funding requirement is recalculated each year by independent actuaries.

The following table shows the value of plan assets at December 31, 2002, for each plan concerned, compared with the minimum funding requirement in each country:

Despite the sharp fall in stock market prices over the last three years, the 12-year average annual return on plan assets has exceeded the expected average returns determined at the start of each year and used to determine periodic pension cost.

Michelin pays regular contributions to the pension funds. Contributions paid over the last three years were as follows:

In € millions (at average exchange rates)

2000	2001	2002
92.7	78.5	346.9

In 2002, Michelin also paid two exceptional contributions, in the United States and in Spain following a change in Spanish funding regulations.

Performance of plan assets

At Dec. 31, 2002	Plan asset (in M€)	% of minimum funding requirement*	Expected return on plan assets 2002	Actual return on plan assets 2002	Actual return on plan assets 1991-2002	Average breakdown equities/fixed income and other**
USA	1,844	97%	9.15%	- 3.3%	10.5%	45% / 55%
Canada	451	91%	8.50%	- 4.5%		62% / 38%
UK	1,334	103%	6.75%	- 12.7%	9.4%	64% / 36%
Other	186	57%	5.50%	- 1.1%		17% / 83%
Group total	**3,814**	**95%**	**8%**	**- 7%**		**52% / 48%**

* ABO in the USA, Minimum Funding Requirement in the UK, Solvency Basis in Canada.
** Average breakdown for 2002
Note: These are Group calculations and are unaudited.

Highlights

How is the expected return on plan assets calculated?

The assets held in external funds are invested in various financial instruments including equities, bonds, money market securities, real estate (in some cases), etc.
Asset allocation is determined by the funds' investment advisors based on discussions with the Michelin pension team.
The allocation of assets depends on a series of parameters: the age pyramid of eligible employees, the ratio of active to retired employees, forecast annual benefit payments, the long-term performance of the financial markets, etc.
The benchmark return is calculated for each asset category. This benchmark return naturally takes into account the long-term nature of the funds. The assets are managed over a period of several decades. For example the benchmark return on bonds is calculated on the basis of the 30-year government bond yield. The benchmark return on equities is determined by adding a risk premium to the bond yield. Returns vary according to the country and the fund – the expected return on European equities will be different from that on US equities.
The assets are managed by external managers selected by the funds' investment advisors. The managers are set performance targets in relation to expected benchmark returns. The expected return by category of assets is weighted and expenses paid by the funds to custodians, fund managers, actuaries, auditors, etc. are deducted, to obtain the total expected return on plan assets.

Unfunded obligations

With the exception of certain Spanish plans, at December 31, 2002 the Group was not required to fund supplementary pension and post-retirement benefit obligations by making payments to external funds. These obligations relate to benefits paid directly by the employer to the employee on the vesting date. They correspond to supplementary pension benefit obligations under German and Italian plans and certain Spanish plans, long-service awards payable in France as well as the payment of retirees' healthcare costs in the US and Canada. These unfunded obligations are provided for in the balance sheet in an amount of €2,776 million (see Note 13 to the consolidated financial statements).

Benefits paid under these plans in the last three years were as follows:

In € millions (at average exchange rates)

2000	2001	2002
186.5	190.2	195.0

Taking into account the demographic structure of the employees and retirees concerned, as well as the expected sharp rise in future healthcare costs, assuming there are no changes in local regulations benefit payments are expected to increase steadily by a few percent per year. Over the last three years, these payments have represented 11.3% of Group cash flow before benefit payments.

Impact of periodic pension costs on operating income

Periodic pension costs are deducted from operating income under "Payroll costs".

In € millions (at average exchange rates)

	2000	2001	2002
Operating income before periodic pension costs	1,486.4	1,397.3	1,565.8
Impact des "benefits"	323.9	357.2	340.6
Published operating income	1,162.5	1,040.1	1,225.2

As shown in Note 13 to the consolidated financial statements, the largest component of periodic pension cost is the interest cost, which does not give rise to a cash outflow.

I. Off-balance sheet commitments

Details of off-balance sheet commitments are provided in Note 15 to the consolidated financial statements.

Total commitments given amounted to €733 million in 2002, including €615 million corresponding to future minimum lease payments under non-cancelable operating leases.
These leases primarily relate to warehouses, industrial equipment, IT equipment and handling equipment.

Other commitments given correspond to guarantees given to third parties outside the Group.
Commitments received amounted to €146 million, relating to guarantees for receivables. These primarily include deposits and letters of credit.

J. Securitizations

Michelin securitizes trade receivables. An American receivables securitization programme has been in place since 1994, totaling €728 million at December 31, 2002. In the course of 2002, Michelin also set up a European program to securitize German, French, Spanish and Italian trade receivables.
These amounted to €918 million at December 31, 2002.

The Group uses special purpose entities that do not qualify as controlled entities for the purpose of applying French generally accepted accounting principles. Nevertheless, Michelin has elected to reflect the transactions in full in the consolidated balance sheet, under trade receivables and long and short-term debt. At December 31, 2002, €1.6 billion worth of receivables had been securitized.



K. Social and environmental information in accordance with the NRE Act

As laid down in Article 116 of the NRE Act passed in France on May 15, 2001, and governmental orders dated February 20, 2002 and April 30, 2002, French companies are required to disclose information in their annual reports on the social and environmental impacts of their activities.

Michelin has elected to disclose this information on a Group-wide basis rather than limiting it to its French operations or to the activities of Compagnie Générale des Etablissements Michelin. In so doing, wide discrepancies have been revealed between countries regarding issues such as work hours, absenteeism and outsourcing. It has also been noted that it is extremely difficult to establish reliable indicators that accurately reflect over the long term the impact a business unit may have on the environment.
In addition, Michelin has industrial operations in 18 countries and has a sales and marketing presence in over 170 countries. Nevertheless, the Group has decided to adopt a long-term approach, to be improved and fine-tuned year after year.

In a document that will be published by Michelin at a later date, entitled "2002 Performance and Accountability Report", a full description will be provided of the qualitative and quantitative measures adopted by the Group in the social and environmental arena. Details will also be given of how these action points are implemented in tandem with aiming to achieve the Group's ambitious financial performance targets.

In addition to the section on environmental risks on pages 72 to 74 of this report, information is provided in the 2002 *Document de Référence* which can be accessed online at www.michelin.com. Copies can also be obtained on request from the Investor Relations Department.

As regards its activities in 2002, Michelin has elected to disclose the following information in this report:

1. Employee information

Number of Group employees (full-time equivalents or FTE) at December 31, 2002

	Europe	North America	South America	Asia	Africa / Middle East	TOTAL
FTE	75,788	24,671	5,637	11,573	3,348	121,017

Change in number of employees in 2002

	Europe	North America	South America	Asia	TOTAL
Natural wastage	4,520	1,344	42	431	6,337
Voluntary departures	1,400	448	82	74	2,004
Early retirement	2,292	549	35	15	2,891
Hires	5,311	1,537	240	1,774	8,862

Breakdown of male/female employees (female employees as a percentage of total headcount)

	Europe	North America	South America	Asia	Africa / Middle East	Group
Production workers	7.02	14.61	0.96	7.74	2.92	8.59
Administrative and technical employees	23.78	28.70	23.05	25.82	19.75	24.72
Managers	13.32	8.16	10.23	11.68	4.76	12.22

Breakdown of payroll costs (in millions of euros)

TOTAL payroll*	Including for production workers	Including for administrative and technical employees	Including for managers	Including for temporary staff	Including termination payments	Including retraining and restructuring costs
5,152.14	2,516.15	2,305.00	428.13	91.60	8.47	4.133

* This figure also includes provisions for pension obligations

Training

In 2002, the training budget represented 4% of total payroll. Of this amount, 83.3% was dedicated to skills required for the Group's core businesses, 10.9% to general courses and 5.5% to managerial training.



Corporate citizenship
More than ten years ago, Michelin launched a community aid plan. Since it was set up, the Group has contributed to creating several thousand jobs. The plan was extended in September 2002 to encompass the whole of Europe, under the name "Michelin Development".

2. Environmental information

Michelin's environmental management system – used by each of the Group's sites – is ISO 14001 certified. Applying this system first and foremost requires ensuring on an ongoing basis that each site complies with local regulations.
This compliance objective is set out in the environmental charter of each site, signed by the corresponding site head.

The following information provides an overview of the key environmental issues relating to Michelin. This information concerns 85% of the Group's industrial sites.
Michelin has committed to extending this in the very near future to all of its manufacturing outfits, research facilities and rubber plantations.

In addition, the system of grouping financial information related to the environment is currently being adapted.
This system already provides a clear view of environmental outlay and has resulted in the implementation of additional preventive measures covering 30% of the Group's sites.
In 2002, for every tonne of products manufactured, each site spent an average of €24 and invested €8 in protecting the environment.

Initial estimates reveal that 34,000 employees in the Group – representing around 1/4 of total staff – followed at least one training course in 2002 on environmental protection issues such as safety precautions and fire hazards. The average length of the course(s) was five hours, although this does not include the routine information sessions on occupational health and safety.

Water consumption	**13 m³/t**	
Energy consumption	**16 GJ/t**	**o/w 42% gas, 33% electricity and 16% coal**
Greenhouse gases	**1.3 t/t**	**CO_2 generated from fixed sources (boiler rooms). This figure also includes production and transport of electricity (44% of total)**
Volatile Organic Compounds	**4.1 kg/t**	
Sulfur dioxide emissions	**3.7 kg/t**	**Generated from fixed sources (boiler rooms)**
Nitrogen oxide emissions	**1.0 kg/t**	**Generated from fixed sources (boiler rooms)**
Waste	**120 kg/t**	**of which 74% recycled**
Environmental management (ISO 14001 certified)	**Covering 80% of Michelin's production**	

Unaudited data

Managing Partners' special report on stock options

To the Shareholders,

The Mixed Shareholders' Meeting of May 18, 2001 authorized the Managing Partners to set up one or several stock option plans for the management of the Company and related entities. The plans are governed by the provisions of Article L 225-180 of the Commercial Code and have been reviewed by the Supervisory Board. During the year, the Managing Partners used this authorization to grant options at an exercise price of €44, exercisable as of May 19, 2006. A total of 716,000 options were granted on May 19, 2002, which when exercised would give rise to the issue of the same number of shares with a par value of €2. The options were granted to the following beneficiaries:

- Corporate officers: fifteen thousand options granted to each Managing Partner,

- Other managers: eight thousand options granted to each of the ten managers other than corporate officers who received the largest number of options. Grantees were Michel Caron, Thierry Coudurier, Hervé Coyco, René Fontès, Jim Micali, Didier Miraton, Jean Moreau, Michel Rollier, Christian Tschann and Bernard Vasdeboncœur, members of the Group Executive Board.

None of these options were exercised in 2002.

Clermont-Ferrand, February 20, 2003

Edouard MICHELIN

René ZINGRAFF



Financial Report

Consolidated Financial Statements

for the year ended December 31, 2002, in euros

Consolidated Balance Sheet at December 31, 2002 88

Consolidated Statement of Income for the year ended December 31, 2002 90

Consolidated Statement of Cash Flows 91

Notes to the Consolidated Financial Statements at December 31, 2002 92

Auditor's Reports 114

Consolidated Balance Sheet

at December 31, 2002

Assets

In thousands of euros

	2002	2001
Issued, uncalled capital	–	–
Fixed assets		
Goodwill	307,360	319,408
Intangible assets	135,395	114,739
Property, plant and equipment	5,772,157	6,409,851
Investments	456,907	415,561
Investments at equity	58,340	77,576
	6,730,159	**7,337,135**
Current assets		
Inventories	2,860,284	3,302,052
Trade receivables	3,145,496	3,389,533
Other receivables, prepaid expenses and accrued income	2,366,111	2,414,141
Cash equivalents	418,563	176,389
Cash	790,505	762,625
	9,580,959	**10,044,740**
Total assets	**16,311,118**	**17,381,875**





Liabilities and Stockholders' Equity

In thousands of euros

	2002	2001
Stockholders' equity		
Common stock [(1)]	283,585	269,432
Paid-in capital in excess of par [(1)]	1,806,789	1,609,476
Retained earnings [(2)]	2,238,462	2,117,475
	4,328,836	**3,996,383**
Minority interests	**173,431**	**329,540**
Stockholders' equity including minority interests	**4,502,267**	**4,325,923**
Provisions for contingencies and charges	**3,443,844**	**3,958,649**
Liabilities		
Subordinated debt	–	1,026,598
Long and short-term debt	5,026,998	4,793,869
Trade payables	1,424,855	1,451,246
Other payables, deferred income and accrued expenses	1,913,154	1,825,590
	8,365,007	**9,097,303**
Total liabilities and stockholders' equity	**16,311,118**	**17,381,875**

(1) Parent company		
(2) Including net income for the year	*580,803*	*295,967*

Consolidated Statement Of Income

For the year ended December 31, 2002

In thousands of euros

	2002	2001
Operating revenue		
Net sales	15,645,074	15,774,608
Reversals of allowances	10,982	21,216
Other operating revenues	455,099	491,670
	16,111,155	**16,287,494**
Operating expenses		
Purchases used in production	5,290,864	5,585,622
Payroll costs	5,152,143	5,241,525
Other operating expenses	3,255,493	3,232,384
Taxes other than on income	231,713	232,054
Depreciation and amortization	891,383	937,961
Charges to allowances and provisions	64,360	17,777
	(14,885,956)	**(15,247,323)**
Operating income	**1,225,199**	**1,040,171**
Net interest expense	**(260,257)**	**(320,779)**
Operating income from ordinary activities	**964,942**	**719,392**
Net non-recurring income and expense	**75,209**	**(28,906)**
Income taxes	(382,455)	(329,712)
Net income of fully-consolidated companies	**657,696**	**360,774**
Income (losses) from companies accounted for by the equity method	(11,570)	(12,834)
Amortization of goodwill	(31,641)	(33,996)
Net income before minority interests	**614,485**	**313,944**
Net income	580,803	295,967
Minority interests	33,682	17,977
Basic earnings per share (in €)	4.28	2.20
Diluted earnings per share (in €)	4.28	2.20





Consolidated Statement of Cash Flows

In thousands of euros

	2002	2001
Cash flows from operating activities		
Net income before minority interests	614,485	313,944
Adjustments to reconcile net income before minority interests to net cash provided by operating activities:		
Depreciation and amortization	943,113	976,877
Allowances, provisions and deferred taxes	(256,956)	326,398
Net gains on disposals of assets	(69,130)	(290,702)
Other	(6,109)	(3,911)
Cash flow	1,225,403	1,322,606
Change in inventories	142,632	281,063
Change in receivables	(39,302)	(3,795)
Change in payables	65,295	(218,294)
Other changes in working capital	140,346	(119,060)
Net change in working capital	308,971	(60,086)
Net cash provided by operating activities	**1,534,374**	**1,262,520**
Cash flows from investing activities		
Additions to property, plant and equipment and intangible assets	(966,959)	(1,316,714)
Additions to investments	(219,697)	(240,270)
Total	(1,186,656)	(1,556,984)
Proceeds from disposals of property, plant and equipment and intangible assets	157,470	60,734
Proceeds from disposals of investments	158,005	424,499
Total	315,475	485,233
Net investment for the period	(871,181)	(1,071,751)
Impact of changes in Group structure	140	(4,268)
Net change in working capital	(26,140)	121,931
Net cash (used) by investing activities	**(897,181)**	**(954,088)**
Cash flows from financing activities		
Employee share issue	27,389	–
Expenses related to the stock-for-stock offer	(1,494)	–
Dividends paid to parent company shareholders	(113,435)	(104,662)
Other dividends paid	(54,216)	(78,087)
Total	(141,756)	(182,749)
Change in long and short-term debt	(201,533)	(162,619)
Net change in working capital	(5,845)	39,743
Net cash (used) by financing activities	**(349,134)**	**(305,625)**
Effect of exchange rate changes on cash and cash equivalents	(18,005)	5,730
Change in cash and cash equivalents	**270,054**	**8,537**
Cash and cash equivalents at beginning of period	**939,014**	**930,477**
Cash and cash equivalents at the period-end	**1,209,068**	**939,014**
including - Cash	790,505	762,625
- Cash equivalents	418,563	176,389



Notes to the consolidated financial statements

at December 31, 2002

Consolidation principles

The consolidated financial statements have been prepared in accordance with French generally accepted accounting principles, including standard CRC 99-02 published by the *Comité de la Réglementation Comptable* dealing with consolidated financial statements.

Basis of consolidation

- Manufacturing, sales and finance companies, special purpose entities and other entities that are controlled by Compagnie Générale des Etablissements Michelin, directly or indirectly, are fully consolidated.

- Companies that are between 20% and 50% owned by Compagnie Générale des Etablissements Michelin, directly or indirectly, are accounted for by the equity method.

- As allowed under Article L.233-19 the French *Code de Commerce,* certain companies are not consolidated, either because they are not material in relation to the Group as a whole or because of substantial and lasting restrictions on transfers of funds to other Group companies.

Accounting policies

1. All consolidated companies have a December 31 year-end. The consolidated financial statements are prepared from the financial statements of the individual Group companies submitted for approval at their respective Annual Shareholders' Meetings, as adjusted to comply with Group accounting policies and presentation rules.

2. The financial statements of foreign subsidiaries outside the euro zone are translated into euros as follows:

- Balance sheet items are translated at the year-end exchange rate.
- Income statement items are translated at the average rate for the year.

The financial statements of subsidiaries operating in countries with hyperinflationary economies are:

- *either translated into the functional currency of their economic environment,*
- or translated at the year-end rate, after revaluation of non-monetary assets and liabilities in accordance with published local indices.

Differences arising from the translation of opening balance sheet items and net income at the year-end rate are recorded in stockholders' equity under "Retained earnings", with minority interests shown separately.

Summary of significant accounting policies

The consolidated financial statements for the year ended December 31, 2002 have been prepared on a going concern basis in accordance with generally accepted accounting principles.

The main accounting policies applied are as follows:

a) Goodwill

Goodwill represents the difference between the cost of shares in consolidated companies and the Group's equity in the underlying net assets after fair value adjustments to identifiable assets and liabilities.

Goodwill arising on acquisition of manufacturing companies is amortized on a straight-line basis over 20 years. At each year-end, the carrying value is reviewed for impairment and, where necessary, the amortization period is reduced.

Goodwill arising on acquisition of non-manufacturing companies is amortized in full in the year of acquisition.

Negative goodwill is written back to the income statement to reflect changes in the risk associated with the acquired companies.

b) Intangible assets

Other intangible assets consist mainly of purchased and internally-developed software, amortized over periods ranging from one to three years, and purchased goodwill representing small amounts, amortized in full in the year of acquisition. Research and development costs are not capitalized.

c) Property, plant and equipment

Property, plant and equipment are stated at purchase or production cost.

Effective from January 1, 1999, assets acquired under finance leases are recorded under assets and an obligation in the same amount is recorded under liabilities.

Depreciation is calculated on a straight-line basis over the average useful life of the assets. The main useful lives applied are as follows:

• Buildings	25 years
• Plant and equipment	7 to 12 years
• Other	2 to 12 years

If the carrying amount of property, plant and equipment exceeds their net realizable value, an impairment charge is recorded.

d) Investments

Investments in non-consolidated companies are stated at the lower of cost and market. Market value corresponds to the stock market price in the case of quoted investments and the Group's equity in the underlying net assets in all other cases.

Other investments are also stated at cost and an impairment charge is recorded where necessary.

e) Inventories

Inventories are stated at purchase or production cost, determined by the weighted average cost method.

Where necessary, finished product inventories are written down to net realizable value.

f) Trade receivables

Trade receivables are stated at nominal value, including receivables sold to special purpose entities in connection with securitizations. Allowances for doubtful accounts are determined on a case by case basis or according to the age of the receivables.

The methods used to convert foreign currency receivables into euros are described in note **k**.

g) Other receivables, prepaid expenses and accrued income

Prepaid expenses and accrued income include:

- post-retirement commitments: the excess of the fair value of plan assets, adjusted for unrecognized actuarial gains and losses and prior service costs, over the present value of defined benefit obligations.
- deferred taxes: deferred tax assets arising from deductible temporary differences and tax loss carryforwards, determined separately for each individual company.

The accounting treatment of post-retirement commitments and deferred taxes is described in notes **l** and **m** respectively.

h) Provisions for contingencies and charges

A provision is booked when the Group has a present legal or constructive obligation as a result of a past event, where it is probable that an outflow of resources will be required to settle the obligation and the amount of the obligation can be reliably estimated.

The main provisions cover:

- post-retirement and other employee benefit commitments: the excess of the present value of defined benefit obligations over the fair value of the plan assets, adjusted for unrecognized actuarial gains and losses and prior service costs,
- deferred taxes: deferred taxes arising from taxable temporary differences, determined separately for each individual company,
- restructuring: estimated amounts corresponding to measures adopted by the Group and announced before the year-end.

The accounting treatment of post-retirement commitments and deferred taxes is described in notes **l** and **m** respectively.



Provisions for contingencies and charges recorded in the accounts of individual Group companies for the sole purpose of complying with local tax laws are reclassified under stockholders' equity, net of deferred taxes.

i) Financial instruments

Currency risks

Group policy consists of hedging exposures to currency risks using various market instruments, including forward contracts and options.

Foreign currency receivables and payables of the same type and with similar maturities are netted off and only the net exposure is hedged.

This is the case of most foreign currency receivables and payables. Hedging contracts are recognized in the balance sheet at the date of inception.

Realized and unrealized profits and losses on hedging instruments are recognized in the income statement, together with hedging costs.

The net investment of Group holding companies in foreign subsidiaries is financed in the holding company's accounting currency.

Interest rate risk

Interest rate risk management policies are coordinated and monitored at Group level with a view to protecting future cash flows and reducing interest-rate volatility.

A ceiling is set on fixed rate borrowings for terms in excess of one year, by currency.

Short-term interest rate risks are managed on a decentralized basis.

j) Investment grants

Investment grants are recorded in liabilities under "Other payables and accruals" and are written back to the income statement over periods not exceeding the depreciation period of the assets financed by the grants.

k) Foreign currency receivables and payables

Foreign currency receivables and payables are converted into euros at the exchange rate ruling on the transaction date. Their value is adjusted at the year-end based on the year-end exchange rate and the resulting exchange difference is recorded in the income statement.

l) Post-retirement and other employee benefit obligations

A summary of related significant accounting policies is provided in note 13.

m) Income taxes

The income tax charge includes both current and deferred taxes. Deferred taxes are calculated by the liability method, on a company-by-company basis, on:

- temporary differences between the book value of assets and liabilities and their tax basis,
- tax loss carryforwards, to the extent that their future utilization is considered probable.

Deferred tax assets and liabilities are not discounted.

n) Research and development costs

Research and development costs are expensed in the year in which they are incurred.

o) Net non-recurring income and expense

Non-recurring items correspond to income and expenses not arising in connection with the Group's ordinary activities, including restructuring costs and gains and losses on disposals of fixed assets.

p) Basic earnings per share

Basic earnings per share are calculated by dividing net income by the weighted average number of shares outstanding during the year, including Compagnie Générale des Etablissements Michelin shares carried on the assets side of the balance sheet under "Short-term investments", less any shares canceled during the year.

Diluted earnings per share are calculated by adjusting net income and the weighted average number of shares for the effects of dilutive potential shares. Where the proceeds from exercise of dilutive potential shares are received when the related rights are exercised, the proceeds are assumed to be used to purchase shares at the average market price for the period, in accordance with the treasury stock method.



q) List of consolidated companies

	Registered office	Country	% interest
1. Parent company			
• Compagnie Générale des Etablissements Michelin	Clermont-Ferrand	France	
2. Fully-consolidated companies			
Manufacturing companies			
• Manufacture Française des Pneumatiques Michelin	Clermont-Ferrand	France	99.87
• Michelin Roues France	La Chapelle Saint-Luc	France	99.87
• Pneu Laurent	Avallon	France	99.87
• Pneumatiques Kléber	Toul	France	99.87
• SIMOREP et Cie Société du Caoutchouc Synthétique Michelin	Bassens	France	99.87
• Société de développement mécanique	Noyelles-Les-Seclin	France	99.87
• SODG	Clermont-Ferrand	France	99.87
• Michelin Algérie SPA	Alger	Algeria	99.79
• Michelin Kronprinz Werke GmbH	Solingen	Germany	99.79
• Michelin Reifenwerke KGaA	Karlsruhe	Germany	99.79
• Sociedade Michelin de Participações, Indústria e Comércio Ltda.	Rio de Janeiro	Brazil	99.79
• Michelin North America (Canada) Inc.	Laval	Canada	99.79
• Michelin Shenyang Tire Co., Ltd.	Liaoning Province	China	84.82
• Shanghai Michelin Warrior Tire Co., Ltd.	Shanghai	China	69.85
• Industria Colombiana de Llantas S.A.	Cali	Colombia	99.63
• Michelin Ruedas España, S.L.	Tres Cantos	Spain	96.23
• Neumáticos Michelin, S.A.	Tres Cantos	Spain	96.23
• American Synthetic Rubber Company, LLC	Wilmington	United States	99.79
• Michelin Aircraft Tire Corporation	Wilmington	United States	99.79
• Michelin North America, Inc.	New York	United States	99.79
• Michelin Hungaria Tyre Manufacture Ltd.	Nyíregyháza	Hungary	99.79
• Società per Azioni Michelin Italiana	Turin	Italy	99.79
• Michelin Okamoto Tire Corporation	Ohta-City, Gunma-Ken	Japan	99.79
• Industrias Michelin, S.A. de C.V.	Mexico City	Mexico	99.79
• Michelin (Nigeria) Limited	Nigeria	Nigeria	79.83
• Stomil-Olsztyn S.A.	Olsztyn	Poland	69.96
• Michelin Romania Retreading S.R.L.	Bucarest	Romania	99.79
• Silvania S.A.	Zalau	Romania	98.35
• Victoria S.A.	Floresti	Romania	94.30
• Michelin Tyre Public Limited Company	Angleterre	United Kingdom	99.79
• LLC "Michelin Russian Tyre Manufacturing Company"	Davydovo	Russia	[(a)] 99.79
• Treadmaster Taiwan Ltd.	Mia-Li County	Taiwan	99.79

(a) The interest held by the European Bank for Reconstruction and Development (EBRD) in LLC "Michelin Russian Tyre Manufacturing Company" (49.05%) and Michelin Romania S.A. (14.76%) has been exceptionally treated as a funding source.



	Registered office	Country	% Interest
Michelin Siam Co., Ltd.	Chonburi	Thailand	59.87
Siam Steel Cord Co., Ltd.	Rayong	Thailand	59.87
Siam Tyre Industry Co., Ltd.	Saraburi	Thailand	59.87
Siam Tyre Phrapradaeng Co., Ltd.	Samutprakarn	Thailand	59.87
Thai Recamic Co., Ltd.	Bangkok	Thailand	59.87
Thai Tyre Mould Co., Ltd.	Chonburi	Thailand	59.87
Sales companies			
Euromaster France	Grenoble	France	85.88
Michelin Aircraft Tyres	Clermont-Ferrand	France	99.87
Recamic Services	Clermont-Ferrand	France	99.79
Société d'Exportation Michelin	Clermont-Ferrand	France	100.00
Transityre France	Clermont-Ferrand	France	99.79
Michelin Tyre Company South Africa (Proprietary) Limited	Johannesburg	South Africa	99.79
Laurent Reifen-Vertriebs-GmbH	Homburg	Germany	99.87
Michelin Argentina Sociedad Anónima, Industrial, Comercial y Financiera	Buenos Aires	Argentina	99.79
Michelin Reifenverkaufsgesellschaft m.b.H.	Vienna	Austria	99.77
Michelin Australia Pty Ltd.	Melbourne	Australia	99.79
Michelin Belux S.A.	Zellik	Belgium	99.79
Michelin Espírito Santo – Comércio, Importações e Exportações Ltda.	Espírito Santo	Brazil	99.79
Société Moderne du Pneumatique Camerounais	Douala	Cameroon	99.79
Michelin Retread Technologies (Canada) Inc.	New Glasgow	Canada	99.79
Michelin Chile Ltda.	Santiago	Chile	99.79
Michelin Korea Co., Ltd.	Seoul	South Korea	99.79
Société Moderne du Pneumatique Ivoirien	Abidjan	Ivory Coast	79.83
Michelin Gummi Compagni A/S	Brøndby	Denmark	99.79
Prollantas S.A.	Quito	Ecuador	99.79
Michelin Rehvide AS	Tallinn	Estonia	99.79
Michelin Retread Technologies, Inc.	Wilmington	United States	99.79
Tire Centers, LLC	Wilmington	United States	99.79
Oy Suomen Michelin Ab	Espoo	Finland	99.79
Elastika Michelin A.E.	Halandri	Greece	99.79
Michelin Asia (Hong-Kong) Limited	Hong Kong	Hong Kong	99.79
Michelin Central Europe Commercial Company Limited by Shares	Budapest	Hungary	99.77
Taurus Carbonpack Commercial and Supplying Ltd.	Tuzsér	Hungary	99.79
Michelin India Private Limited	New Delhi	India	99.79
Michelin Tire Sales Co., Ltd.	Tokyo	Japan	99.79
Nihon Michelin Tire Co., Ltd.	Tokyo	Japan	99.79
Michelin Riepas SIA	Riga	Latvia	99.79
UAB Michelin Padangos	Vilnius	Lithuania	99.79
Société Moderne du Pneumatique Malien	Bamako	Mali	100.00
Michelin Tyre Services Company Ltd.	Nigeria	Nigeria	60.16
Norsk Michelin Gummi AS	Skedsmo	Norway	99.79

	Registered office	Country	% Interest
M. Michelin & Company Limited	Auckland	New Zealand	99.79
Eurodrive Services and Distribution N.V.	Amsterdam	Netherlands	99.01
Michelin Nederland N.V.	Drunen	Netherlands	99.79
Transityre B.V.	Breda	Netherlands	99.79
Michelin del Perú S.A.	Lima	Peru	99.79
Michelin Polska Sp. z o.o.	Warsaw	Poland	99.79
Michelin-Companhia Luso-Pneu, Limitada	Loures	Portugal	99.79
Michelin Ceská republika s.r.o.	Prague	Czech Republic	99.79
Michelin Romania S.A.	Bucharest	Romania	(a) 99.79
Associated Tyre Specialists Limited	England	United Kingdom	99.29
Michelin Lifestyle Limited	England	United Kingdom	99.79
Michelin Tyres Russian General Agency ZAO	Moscow	Russia	99.79
Société Commerciale Michelin Sénégal (SCMS)	Dakar	Senegal	100.00
Michelin Asia (Singapore) Co. Pte. Ltd.	Singapore	Singapore	99.79
Michelin Slovensko, s.r.o.	Bratislava	Slovak Republic	99.79
Michelin Slovenija, pnevmatike, d.o.o.	Ljubljana	Slovenia	99.79
Michelin Gummiringar Aktiebolag	Stockholm	Sweden	99.79
Société Anonyme des Pneumatiques Michelin	Givisiez	Switzerland	99.79
Michelin Chun Shin Ltd.	Taipei	Taiwan	97.77
Michelin Aircraft Tire Asia Limited	Bangkok	Thailand	99.79
Michelin Siam Marketing & Sales Co., Ltd.	Bangkok	Thailand	59.87
Michelin Lastikleri Ticaret A.S.	Istanbul	Turkey	99.79
Michelin Venezuela, S.A.	Valencia	Venezuela	99.79
Diverses sociétés de distribution en Europe et autres zones géographiques.			
Finance companies and Other			
MCSyncro France	Onnaing	France	49.89
Michelin Développement	Clermont-Ferrand	France	100.00
Michelin Middle East	Clermont-Ferrand	France	99.79
Participation et Développement Industriels	Clermont-Ferrand	France	99.99
Société Civile Immobilière Michelin	Clermont-Ferrand	France	99.87
Société Civile Immobilière Michelin Breteuil	Paris	France	99.87
Société de collecte et de valorisation de pneumatiques usagés	Clermont-Ferrand	France	99.87
Société de Montage de pneumatiques	Guichen	France	99.87
Société de Technologie Michelin	Clermont-Ferrand	France	100.00
Société des Procédés Industriels Modernes	Clermont-Ferrand	France	99.87
Spika S.A.	Clermont-Ferrand	France	100.00
ViaMichelin	Boulogne-Billancourt	France	99.99
MCSyncroSupply GmbH	Hannover	Germany	49.89
Radsystem GmbH	Zwickau	Germany	49.89
ViaMichelin Deutschland GmbH	Griesheim	Germany	99.99
Eurofit S.A.	Gent	Belgium	49.89

(a) The interest held by the European Bank for Reconstruction and Development (EBRD) in LLC "Michelin Russian Tyre Manufacturing Company" (49.05%) and Michelin Romania S.A. (14.76%) has been exceptionally treated as a funding source.



	Registered office	Country	% Interest
∘ MCSyncro N.V.	Gent	Belgium	49.89
∘ Société pour le Traitement de l'Information TRINFOVER	Zellik	Belgium	99.79
∘ Michelin Investment Holding Company Limited	Bermuda	Bermuda	99.79
∘ Plantações E. Michelin Ltda.	Rio de Janeiro	Brazil	99.79
∘ Plantações Michelin da Bahia Ltda.	Rio de Janeiro	Brazil	99.79
∘ Michelin Canada, Inc.	Halifax	Canada	99.79
∘ Michelin (China) Investment Co., Ltd.	Shanghai	China	99.79
∘ Michelin Tire Research and Development Center (Shanghai) Co., Ltd.	Shanghai	China	99.79
∘ Albar Recuperaciones y Reciclajes, S.L.	Tres Cantos	Spain	96.23
∘ Ensamblaje y Logística de Conjuntos, S.A.	Figueruelas	Spain	49.89
∘ MCSyncro Vigo, S.A.	Vigo	Spain	49.89
∘ ViaMichelin España S.L.	Tres Cantos	Spain	99.99
∘ AmFIT, LLC	Wilmington	United States	99.79
∘ CR Funding Corporation	Wilmington	United States	99.79
∘ Michelin Americas Research & Development Corporation	Wilmington	United States	99.79
∘ Michelin Corporation	New York	United States	99.79
∘ Michelin Asia-Pacific Export (HK) Limited	Hong Kong	Hong Kong	99.79
∘ Michelin Asia-Pacific Import (HK) Limited	Hong Kong	Hong Kong	99.79
∘ Michelin Asia-Pacific Import-Export (HK) Limited	Hong Kong	Hong Kong	99.79
∘ Miripro Insurance Company Limited	Dublin	Ireland	99.79
∘ Oboken Limited	Dublin	Ireland	99.79
∘ Tayar Receivables Company	Dublin	Ireland	99.79
∘ SMP Melfi S.r.l.	Melito di Napoli	Italy	49.89
∘ ViaMichelin Italia S.r.l.	Milan	Italy	99.99
∘ Michelin Research Asia Kabushiki Kaisya	Tokyo	Japan	99.79
∘ Michelin Finance Luxembourg S.A.	Luxembourg	Luxembourg	99.85
∘ Michelin Mexico Holding, S.A. de C.V.	Mexico City	Mexico	99.79
∘ Araromi Rubber Estates Limited	Nigeria	Nigeria	56.27
∘ Michelin Development Company Limited	Nigeria	Nigeria	99.79
∘ Osse River Rubber Estates Limited	Nigeria	Nigeria	65.65
∘ Utagba Uno Rubber Estates Limited	Nigeria	Nigeria	69.65
∘ Waterside Rubber Estates Limited	Nigeria	Nigeria	79.83
∘ Fitlog B.V.	's-Hertogenbosch	Netherlands	99.79
∘ MC Projects B.V.	Amsterdam	Netherlands	49.89
∘ Michelin AVS Holding B.V.	Amsterdam	Netherlands	99.79
∘ Michelin Finance (Pays-Bas) B.V.	Amsterdam	Netherlands	99.79
∘ Michelin Holding (Pays-Bas) B.V.	Amsterdam	Netherlands	99.79
∘ Michelin Purchasing B.V.	Amsterdam	Netherlands	99.79
∘ Michelin Europe (EEIG)	England	United Kingdom	99.22
∘ Michelin Services Ltd	England	United Kingdom	99.79
∘ ViaMichelin UK Limited	England	United Kingdom	99.99
∘ Michelin Asia-Pacific Pte Ltd	Singapore	Singapore	99.79
∘ Société des Matières Premières Tropicales Pte. Ltd.	Singapore	Singapore	99.79
∘ MCSyncro Bratislava, s.r.o.	Bratislava	Slovak Republic	49.89

	Registered office	Country	% Interest
∘ Hjulsystem MCP AB	Kungälv	Sweden	49.89
∘ Compagnie Financière Michelin	Granges-Paccot	Switzerland	99.79
∘ Michelin Factoring S.A.	Granges-Paccot	Switzerland	99.79
∘ Michelin Participations S.A.	Granges-Paccot	Switzerland	98.90
∘ Michelin Recherche et Technique S.A.	Granges-Paccot	Switzerland	99.79
∘ Sesapro S.A.	Granges-Paccot	Switzerland	99.79
∘ M.S. Enterprises Holding Co., Ltd.	Bangkok	Thailand	50.39
∘ Michelin Research Asia (Thailand) Co., Ltd.	Bangkok	Thailand	99.79
∘ Michelin Siam Group Co., Ltd.	Bangkok	Thailand	59.87
3. Companies accounted for by the equity method			
∘ RubberNetwork.com, LLC	Wilmington	United States	27.70
∘ Michelin Tire Chiba HBKK	Chiba	Japan	37.42
∘ Michelin Tire Fukushima HBKK	Fukushima	Japan	39.08
∘ Michelin Tire Shizuoka HBKK	Hamamatsu Shizuoka	Japan	34.93
∘ Michelin Tire Yamanashi HBKK	Yamanashi	Japan	34.93
∘ Global Run-Flat Systems Research, Development and Technology B.V.	Amsterdam	Netherlands	50.00
∘ Woco Michelin AVS B.V.	Amsterdam	Netherlands	48.90
∘ Sucat Land Corporation	Makati City	Philippines	30.58
∘ Sapphire Energy Recovery Limited	England	United Kingdom	24.95
∘ Tekersan Jant Sanayi A.S.	Istanbul	Turkey	20.06

4. Non-consolidated companies

Various companies that are not material in relation to the Group as a whole have not been consolidated, as allowed under Article L.223-19 of the French *Code de Commerce* governing consolidated financial statements.

The above list of the main consolidated companies and companies accounted for by the equity method complies with the requirements of Article 248-12 of decree No. 67-236 of March 23, 1967 concerning the consolidated financial statements of trading companies.



Notes to the consolidated balance sheet

The consolidated financial statements have been prepared in accordance with French generally accepted accounting principles, including standard CRC 99-02 published by the *Comité de la Réglementation Comptable* dealing with consolidated financial statements.

1. Goodwill

Goodwill can be analyzed as follows:

In thousands of euros

	Cost	Amortization and allowances	Net book value
Goodwill at January 1, 2001	531,669	(248,951)	282,718
Increases	59,166	(34,487)	24,679
Decreases	(24,452)	24,452	–
Translation adjustments and other	23,944	(11,933)	12,011
Goodwill at December 31, 2001	**590,327**	**(270,919)**	**319,408**
Increases	41,409	(29,863)	11,546
Decreases	(694)	694	–
Translation adjustments and other	(61,902)	38,308	(23,594)
Goodwill at December 31, 2002	**569,140**	**(261,780)**	**307,360**

The increase in goodwill at December 31, 2002 primarily corresponds to goodwill arising on acquisition of Compagnie Financière Michelin bearer shares following the stock-for-stock offer launched on October 17, 2002.

2. Intangible assets

Intangible assets can be analyzed as follows:

In thousands of euros

	Cost	Amortization and allowances	Net book value
Intangible assets at January 1, 2001	395,674	(273,066)	122,608
Increases	55,628	(72,674)	(17,046)
Decreases	(10,296)	16,143	5,847
Translation adjustments and other	9,928	(6,598)	3,330
Intangible assets at December 31, 2001	**450,934**	**(336,195)**	**114,739**
Increases	94,802	(64,808)	29,994
Decreases	(10,546)	11,090	544
Translation adjustments and other	(45,713)	35,831	(9,882)
Intangible assets at December 31, 2002	**489,477**	**(354,082)**	**135,395**



The main movements in 2002 concern software.

The breakdown by category is as follows:

In thousands of euros

	Cost	Amortization and allowances	Net book value
Software	415,642	(286,621)	129,021
Other intangible assets	73,835	(67,461)	6,374
Total	**489,477**	**(354,082)**	**135,395**

3. Property, plant and equipment

Property, plant and equipment can be analyzed as follows:

In thousands of euros

	Cost	Amortization and allowances	Net book value
Property, plant and equipment at January 1, 2001	14,797,759	(8,855,245)	5,942,514
Increases	1,261,086	(890,929)	370,157
Decreases	(443,865)	412,662	(31,203)
Translation adjustments and other	230,140	(101,757)	128,383
Property, plant and equipment at December 31, 2001	**15,845,120**	**(9,435,269)**	**6,409,851**
Increases	872,157	(812,443)	59,714
Decreases	(652,053)	579,846	(72,207)
Translation adjustments and other	(1,438,782)	813,581	(625,201)
Property, plant and equipment at December 31, 2002 (1)	**14,626,442**	**(8,854,285)**	**5,772,157**

Capital expenditure for the year ended December 31, 2002 amounted to € 872,157 thousand.

The breakdown by category is as follows:

In thousands of euros

	Cost	Depreciation and allowances	Net book value
Land and buildings	3,342,446	(1,634,685)	1,707,761
Plant and equipment	9,150,914	(5,678,738)	3,472,176
Other	2,133,082	(1,540,862)	592,220
Total	**14,626,442**	**(8,854,285)**	**5,772,157**

In thousands of euros

	Cost	Depreciation and allowances	Net book value
(1) including assets acquired under finance leases at December 31, 2002	*283,130*	*(50,678)*	*232,452*

4. Investments

Investments can be analyzed as follows: **In thousands of euros**

	Cost	Allowances	Net book value
Investments at January 1, 2001	578,664	(127,337)	451,327
Movements for the period	(21,446)	(4,526)	(25,972)
Translation adjustments and other	54,025	(63,819)	(9,794)
Investments at December 31, 2001	**611,243**	**(195,682)**	**415,561**
Movements for the period	67,058	(6,134)	60,924
Translation adjustments and other	(30,049)	10,471	(19,578)
Investments at December 31, 2002	**648,252**	**(191,345)**	**456,907**

The break down by category is as follows: **In thousands of euros**

	Net book value
Investments in non-consolidated companies and other equity interests	67,251 (1)
Long-term loans and advances and other investments	389,656
Total	**456,907**

(1) including 2 826 000 Peugeot S.A. shares:

- book value 20 801

- market value 109 818

5. Investments at equity

In thousands of euros

Company	Value at equity at Jan. 1, 2001	Movement for the year	Value at equity at Dec. 31, 2001	Movement for the year	Value at equity at Dec. 31, 2002
Woco Michelin AVS B.V.	65,815	(4,803)	61,012	(5,478)	55,534
Compagnie Générale des Transports Verney	8,946	1,595	10,541	(10,541)	– (1)
Sucat Land Corporation	2,884	52	2,936	(2,218)	718
RubberNetwork.com, LLC	–	646	646	(267)	379
Sapphire Energy Recovery Limited	–	391	391	(29)	362
Tekersan Jant Sanayi A.S.	1,456	(1,199)	257	97	354
Other companies	1,838	(45)	1,793	(800)	993
Total	**80,939**	**(3,363)**	**77,576**	**(19,236)**	**58,340**
Including:					
Equity in net income (loss)		(12,834)		(11,570)	

(1) The shares in Compagnie Générale des Transports Verney were sold on January 25, 2002.


Michelin Group

6. Inventories

In thousands of euros

	Dec. 31, 2002	Dec. 31, 2001
Raw materials, semi-finished products and other supplies	961,858	986,784
Finished products	1,990,895	2,437,482
Allowances	(92,469)	(122,214)
Net book value	**2,860,284**	**3,302,052**

7. Trade receivables

In thousands of euros

	Dec. 31, 2002	Dec. 31, 2001
Trade receivables	3,261,483	3,498,703
Allowances	(115,987)	(109,170)
Net book value	**3,145,496**	**3,389,533**

Substantially all trade receivables are due within one year.

8. Other receivables, prepaid expenses and accrued income

In thousands of euros

	Dec. 31, 2002	Dec. 31, 2001
Other receivables, net (1)	591,679	483,701
Excess of pension plan assets over the related benefit obligations (note **13**)	562,644	453,493
Deferred tax assets (note **m**)	1,128,576	1,391,333
Other accruals	83,212	85,614
Total	**2,366,111**	**2,414,141**
(1) including amounts due beyond one year	*14,354*	*13,851*

9. Cash equivalents

In thousands of euros

	Dec. 31, 2002	Dec. 31, 2001
Compagnie Générale des Etablissements Michelin shares	44,183	164,272
Less allowances for impairment in value	(2,674)	(10,868)
Other listed investments, net	611	1,003
Other cash equivalents, net	376,443	21,982
Total	**418,563**	**176,389**

- As of December 31, 2002, Compagnie Générale des Etablissements Michelin held 1,263,202 of its own shares with a market value of € 41,509 thousand. During 2002, the number of own shares held by the Company decreased by 2,877,255.
- As of December 31, 2002, the market value of other listed investments was € 836 thousand.



10. Changes in stockholders' equity and minority interests

In thousands of euros

	Common stock	Paid-in capital in excess of par	Retained earnings	Translation adjustment	Net income	Stockholders' equity	Minority interests	Total
At Dec. 31, 2000	**269,432**	**1,609,476**	**2,159,857**	**(594,200)**	**399,045**	**3,843,610**	**310,919**	**4,154,529**
Dividends paid					(157,674)	(157,674)	(25,075)	(182,749)
Appropriation of undistributed income			251,581	(10,210)	(241,371)	–	–	–
Net income for the year					295,967	295,967	17,977	313,944
Translation adjustment and other			4,389	10,091		14,480	25,719	40,199
At Dec. 31, 2001	**269,432**	**1,609,476**	**2,415,827**	**(594,319)**	**295,967**	**3,996,383**	**329,540**	**4,325,923**
Capital increase	11,569	158,107				169,676	–	169,676
Employee stock ownership plan	2,584	39,206	(14,401)			27,389	–	27,389
Dividends paid					(138,708)	(138,708)	(28,943)	(167,651)
Appropriation of undistributed income			157,434	(175)	(157,259)	–	–	–
Net income for the year					580,803	580,803	33,682	614,485
Translation adjustment and other			(20,700)	(286,007)		(306,707)	(160,848)	(467,555)
At Dec. 31, 2002	**283,585**	**1,806,789**	**2,538,160**	**(880,501)**	**580,803**	**4,328,836**	**173,431**	**4,502,267**

Stock option plan

In May 2002, the Group issued 716,000 stock options to members of the management teams of the Group's French and foreign companies, exercisable for shares in Compagnie Générale des Etablissements Michelin on a one option for one share basis at an exercise price of € 44. Options must be held for a period of four years from the grant date before being exercised. The exercise period is nine years.

11. Provisions for contingencies and charges

In thousands of euros

	Dec. 31, 2001	Translation adjustments and other	Movements	Reversals (utilized allowances)	Reversals (non-utilized allowances)	Dec. 31, 2002
Post-retirement and other employee benefit obligations	3,091,157	(282,676)	316,610	(348,593)	–	2,776,498
Deferred taxes	57,234	(2,405)	11,393	(15,725)	–	50,497
Restructuring	627,465	(12,025)	40,167	(213,198)	(22,173)	420,236
Other	182,793	(30,662)	78,472	(33,990)	–	196,613
Total	**3,958,649**	**(327,768)**	**446,642**	**(611,506)**	**(22,173)**	**3,443,844**

Impact (net of incurred expenses)

In thousands of euros

Operating income	380,970	–
Interest income and expense	809	–
Net non-recurring income and expense	53,470	(22,173)
Income tax	11,393	–
Total	**446,642**	**(22,173)**

Post-retirement and other employee benefit obligations

A specific analysis of these obligations is provided in note 13.

Restructuring provisions

The decrease in restructuring provisions mainly corresponds to provisions reversed to cover expenses incurred during the year in connection with the implementation of restructuring plans (including the plan to improve the competitiveness of Group operations in Europe and the cost-reduction plan in North America).

12. Income taxes

Income taxes reported in the income statement can be analyzed as follows: **In thousands of euros**

	Dec. 31, 2002	Dec. 31, 2001
Current taxes	246,289	298,457
Deferred taxes	114,044	11,337
Sub-total	**360,333**	**309,794**
Withholding taxes	22,122	19,918
Total	**382,455**	**329,712**

The following table presents a reconciliation of the theoretical tax charge to the actual tax charge: **In thousands of euros**

	Dec. 31, 2002	Dec. 31, 2001
Tax, excluding withholding taxes at source, on the contribution of Group companies to consolidated income, at standard local tax rates	379,324	171,475
Effect of permanent differences	44,476	1,639
Effect of unrecognized deferred taxes	(45,540)	136,864
Effect of changes in tax rates	1,065	12,252
Other effects	(18,992)	(12,436)
Income taxes reported in the income statement, excluding withholding taxes	**360,333**	**309,794**

In thousands of euros

	Dec. 31, 2002	Dec. 31, 2001
Total unrecognized deferred tax assets	**472,128**	**528,340**

Deferred tax assets and liabilities break down as follows by category: **In thousands of euros**

	Dec. 31, 2002	Dec. 31, 2001
Deferred tax assets	1,128,576	1,391,333
Deferred tax liabilities	(50,497)	(57,234)
Net obligation	**1,078,079**	**1,334,099**
Breakdown:		
- temporary differences	817,403	1,035,321
- tax loss carryforwards	274,049	335,458
- tax credits	(13,373)	(36,680)

13. Post-retirement and other employee benefit obligations

In some countries where the Group operates, employees are entitled to certain short-term benefits (such as vacation pay and annual bonuses), long-term pre-retirement benefits (seniority awards) and long-term post-retirement benefits (retirement bonuses, pension benefits and coverage of health care costs).

Short-term benefit obligations are recognized as a liability (accrued expense) in the balance sheets of the Group companies concerned. Other benefit obligations are funded or provided for as follows:

a) Under defined contribution plans, fixed contributions are paid to an external fund which pays the benefits. The company has no legal or constructive obligation to make further contributions if the fund does not hold sufficient assets to pay all benefits due to employees. For the Michelin Group, this generally concerns countries where there are government-sponsored pay-as-you-go retirement schemes in place, such as in France. In some countries, specific defined contribution plans have been set up for Group employees, such as in Poland, Switzerland and the 401K plan in the United States.

b) Under defined benefit plans, the company has a legal or constructive obligation towards its employees. Obligations under these plans can be:

- **either funded** over employees' years of service by contributions to an external fund which pays the benefits due to employees. For contributory plans, contributions are paid by the company and the employee; for non-contributory plans, contributions are paid only by the company.
- **or unfounded and paid directly by the company** to eligible employees on the vesting date.

For the Michelin Group, this primarily concerns:

- U.S., U.K. and Canadian pension plans,
- German, Spanish and Italian supplementary pension schemes, retirement bonuses in France and the payment of retirees' healthcare costs in the U.S. and Canada.

The projected benefit obligation under these defined benefit plans is calculated by independent actuaries based on local practice and the conditions of each plan. The projected benefit obligation changes each year based on the following factors:

- Recurring factors:
  - Service cost, corresponding to the value of benefits attributed to services rendered by employees during the year,
  - Interest cost, corresponding to the increase in the projected benefit obligation due to the passage of time,
  - benefit payments.
- Non-recurring factors:
  - changes in long-term actuarial assumptions (concerning, for example, inflation rates and future salary levels),
  - changes in benefit formula.

To calculate the projected benefit obligation, actuaries use a certain number of long-term assumptions provided by the company, including the inflation rate, the rate of salary increases and the discount rate. These assumptions are reviewed annually.

Assumptions used at December 31, 2002	**North America**	**Europe**	**Other**
Rate of salary increases (1)	3.75% to 3.90%	3.00% to 3.75%	1.90% to 10.00%
Discount rate	6.75% to 6.90%	5.50% to 6.00%	2.10% to 11.00%
Average remaining service lives	11 to 18 years	11 to 18 years	17 to 20 years
Expected return on plan assets	8.00% to 8.50%	5.50% to 6.75%	2.10% to 9.20%
Actual return on plan assets for the year ended December 31, 2002 (2)	(3.50%)	(12.63%)	(5.50%)

Assumptions used at December 31, 2002	**North America**	**Europe**	**Other**
Rate of salary increases (1)	3.25% to 4.15%	3.00% to 4.00%	1.90% to 10.00%
Discount rate	6.25% to 7.15%	5.50% to 6.00%	2.10% to 11.00%
Average remaining service lives	11 to 15 years	12 to 18 years	17 to 20 years
Expected return on plan assets	8.50% to 9.15%	5.50% to 6.75%	2.10% to 9.20%
Actual return on plan assets for the year ended December 31, 2001 (2)	(1.50%)	(5.00%)	(14.96%)

(1) Including all assumptions relating to career development, promotions, seniority and other, over the employee's entire service life.
(2) As of the measurement date.

Some countries have introduced legislation authorizing or stipulating that these obligations be funded by employer (and, for contributory plans, employee) contributions to external funds responsible for investing and administering the amounts received. In this case, the employer nevertheless continues to have a legal and constructive obligation towards its employees. The way in which the funds are run and their related investment procedures differ according to the country and, in some cases, from one fund to another.

The value of plan assets held in external funds can also vary, depending on:
- the level of contributions received from the employer and employees
- the level of benefits paid to eligible employees
- the return on plan assets, including unrealized gains and losses.

Plan assets are valued on a yearly basis, at October 31.

The following table shows the funded status of Michelin's main defined benefit plans at December 31, 2002.

	Pension plans	Other post-retirement benefit plans (including healthcare)	Total 2002	Total 2001
Projected benefit obligation	4,470,962	27,879	4,498,841	5,044,923
Fair value of plan assets	*(3,809,036)*	*(6,262)*	(3,815,298)	(4,570,148)
Funded status	661,926	21,617	683,543	474,775
Unfunded projected benefit obligation	454,005	2,416,034	2,870,039	3,050,629
Prior service cost	2,082	20,630	22,712	24,317
Unrecognized actuarial gains and losses	(1,085,167)	(277,273)	(1,362,440)	(912,057)
Net amount recognized	32,846	2,181,008	2,213,854	2,637,664
Amounts recognized in balance sheet:				
Prepaid benefit cost			(562,644)	(453,493)
Accrued benefit cost			2,776,498	3,091,157
Net amount recognized			2,213,854	2,637,664

Unrecognized actuarial gains or losses (corresponding to changes in the value of the projected benefit obligation or the value of plan assets) arise primarily from:

- differences between actuarial assumptions and actual experience,
- changes in long-term actuarial assumptions, such as inflation rate, discount rate and future salary levels,
- changes in the benefit formula.

At December 31, 2002, actuarial losses amounted to € 1,362 million. These losses correspond primarily to differences between the actual and expected return on plan assets.

Periodic pension cost is determined at the beginning of the year by independent actuaries. The components of periodic pension cost are as follows:

- Service cost, corresponding to the value of benefits attributed to services rendered by employees during the year,
- Interest cost, corresponding to the increase in the projected benefit obligation due to the passage of time,
- Expected return on plan assets,
- Actuarial gain or loss, resulting from changes in actuarial assumptions. In accordance with the corridor method, the portion of actuarial gains and losses that exceeds 10% of the higher of the projected benefit obligation and the value of plan assets is amortized on a straight-line basis over the remaining service lives of the employees participating in the plan,
- Prior service cost, corresponding to the cost of retroactive benefits granted in a plan amendment,
- Curtailment and settlement costs.



In 2002, the net periodic pension cost recorded under payroll costs totalled € 340 million. This amount breaks down as follows:

Net periodic pension cost recorded in the income statement	2002	2001
Service cost	204,116	197,870
Interest cost	484,982	521,376
Expected return on plan assets	(345,456)	(369,706)
Actuarial gains and losses	22,434	75
Prior service cost	(11,725)	10,817
Curtailments and settlements	(13,723)	(3,276)
Total	**340,628**	**357,156**

14. Subordinated debt and other long and short-term debt

In thousands of euros

	At Dec. 31, 2002	Due within one year	Due in 1 to 5 years	Due in more than five years	At Dec. 31, 2001
Subordinated debt	–	–	–	–	1,026,598
Other long and short-term debt:					
- Convertible bonds	10	10	–	–	10
- Other bonds	1,889,230	84,332	304,898	1,500,000	322,717
- Other long and short-term debt	3,137,758	1,893,054	1,145,535	99,169	4,471,142
Subtotal, other long and short-term debt	**5,026,998**	**1,977,396**	**1,450,433**	**1,599,169**	**4,793,869**
Total	**5,026,998**	**1,977,396**	**1,450,433**	**1,599,169**	**5,820,467**

Debt secured by collateral at December 31, 2002	96,628
Obligations under finance leases at December 31, 2002	269,102

Subordinated debt

The USD 1,075 million subordinated line of credit secured by Compagnie Financière Michelin in September 2000 from a pool of banks and insurance companies includes:

– A USD 905 million facility provided by the banks. This was drawn down in October 2001 and repaid in June 2002. All drawdowns must be repaid in full by September 2005.

– A USD 170 million contingent facility provided by the insurance companies which has the same characteristics as the bank facility, but drawdowns may be made only following the occurrence of certain events based on changes in average European and American GDP. This line of credit has not been drawn down.

Bond issue

In April 2002, Michelin Finance Luxembourg SA launched a bond issue guaranteed by Compagnie Financière Michelin.
The bonds were issued in two tranches:

– one of € 1 billion with a 6.125% coupon, maturing in April 2009.

– one of € 500 million with a 6.5% coupon, maturing in April 2012.

Net debt at December 31, 2002 breaks down as follows (in thousands of euros):

- Long and short-term debt	5,026,998
- Cash equivalents and other short-term investments	(418,563)
- Cash	(790,505)
Total	**3,817,930**

Long and short-term debt breaks down as follows between fixed and floating rate debt and by currency, after taking into account financial instruments:

In thousands of euros

Currency	Floating rate	Fixed rate	Average life of fixed rate debt	Total long and short-term debt	% by currency
Euro	(1,123,393)	1,076,335	6.8	(47,058)	(1.2)
Swiss franc	1,071,356	6,877	5.7	1,078,233	28.2
Pound sterling	391,272	–	–	391,272	10.2
Other non-euro-zone currencies	244,613	168	1.9	244,781	6.4
Total European currencies	**583,848**	**1,083,380**	**6.8**	**1,667,228**	**43.6**
U.S. dollar	748,702	875,416	4.2	1,624,118	42.5
Canadian dollar	117,965	–	–	117,965	3.1
Total dollar zone	**866,667**	**875,416**	**4.2**	**1,742,083**	**45.6**
Other currencies	364,838	43,781	1.5	408,619	10.8
Total	**1,815,353**	**2,002,577**	**5.5**	**3,817,930**	**100.0**

Hedging costs are charged directly to the income statement.

15. Off-balance sheet commitments

In thousands of euros

	Dec. 31, 2002	Dec. 31, 2001
Commitments given:		
Guarantees given	113,046	114,651
Future minimum lease payments under non-cancelable operating leases	614,715	586,346
Discounted bills	5,577	6,471
Total	**733,338**	**707,468**
Commitments received:		
Guarantees received	145,997	254,378



Notes to the consolidated statement of income

The consolidated financial statements have been prepared in accordance with French generally accepted accounting principles, including standard CRC 99-02 published by the *Comité de la Réglementation Comptable* dealing with consolidated financial statements.

16. Payroll costs and number of employees

In thousands of euros

	2002	2001
Payroll costs	5,152,143	5,241,525
Average number of employees of fully-consolidated companies	126,285	127,467

17. Research and development costs (In thousands of euros)

Research and development costs for the last two years were as follows:

– 2002 : 703 978

– 2001 : 701 902

18. Impairment charges

In thousands of euros

	2002	2001
Net charges for impairment of:		
- inventories	(14,351)	18,426
- receivables	23,489	9,030

Impairment charges related to inventories are included in "Purchases used in production" and charges related to receivables are included in "Other operating expenses" in the consolidated statement of income.

19. Interest income and expense

In thousands of euros

	2002	2001
Interest income and expense	(209,052)	(278,462)
Exchange gains and losses	(49,593)	(31,043)
Amortization and net movements in allowances for impairment of financial assets	(1,612)	(11,274)
Total	**(260,257)**	**(320,779)**

Net exchange losses for 2002 result mainly from the fall in value of currencies in several South American countries (Argentina, Venezuela, Chile).

20. Non-recurring income and expense

In thousands of euros

	2002	2001
Restructuring costs	(17,405)	(339,959)
Net gains on disposals of fixed assets	69,130 (1)	363,130
Other non-recurring items	23,484	(52,077)
Total	**75,209**	**(28,906)**

(1) Net gains on disposals of fixed assets break down as follows:

– Shares in subsidiaries and affiliates	*10,292*
– Property, plant and equipment and intangible assets	*58,838*





21. Segment information

In thousands of euros

Business segments	Passenger Cars-Light Trucks	Trucks	Other businesses	Inter-segment eliminations	Total
			2001		
Property, plant and equipment, net	2,977,194	1,341,047	2,091,610 (1)		6,409,851
Sales	7,982,179	3,915,259	4,901,194	(1,024,024)	15,774,608
Operating income	711,110	342,976	(13,915)		1,040,171
			2002		
Property, plant and equipment, net	2,754,242	1,220,788	1,797,127 (1)		5,772,157
Sales	7,947,946	3,944,034	4,637,293	(884,199)	15,645,074
Operating income	764,803	484,757	(24,361)		1,225,199

(1) Including shared assets:
- *2002 : 736,613*
- *2001 : 921,511*

En milliers d'euros

Geographical areas	Europe	North America and Mexico	Other	Total
		2001		
Property, plant and equipment, net	3,139,481	2,433,619	836,751	6,409,851
Sales	7,446,968	6,286,471	2,041,169	15,774,608
		2002		
Property, plant and equipment, net	3,188,042	1,909,371	674,744	5,772,157
Sales	7,560,577	6,068,037	2,016,460	15,645,074

22. Subsequent events

Agreement with the Viborg Group

On December 18, 2002, Michelin signed an agreement with the Viborg Group with a view to acquiring all the latter's tire distribution operations in Europe.
This acquisition, totaling around € 300 million, has been submitted to the European Competition Authorities for approval.

Cooperation agreement with Hankook Tire

On January 28, 2003, Hankook Tire and the Michelin Group signed a partnership agreement. In addition, they announced that the Michelin Group would be acquiring a 10% interest in Hankook Tire.

Announcement of an industrial restructuring plan in Spain

On January 30, 2003, Neumáticos Michelin S.A. launched an industrial restructuring plan that will lead to the elimination of around 400 jobs on average per year over the period covering 2003 to 2005.

23. Management compensation

Compagnie Générale des Etablissements Michelin is administered by Managing Partners ("Gérants") who are also General Partners ("associés commandités") of the Company. As such, they are entitled to a share of the income distributed among all the general partners in accordance with the provisions of the Company's bylaws. The Managing Partners do not receive any compensation or other benefits from Compagnie Générale des Etablissements Michelin or any of its subsidiaries or affiliates.



Statutory Auditors' General Report on the Annual Financial Statements

Year ended december 31, 2002

Translated from the original French language report

To the Shareholders,

In accordance with the terms of our appointment at the Annual Shareholders' Meeting, we hereby submit our report for the year ended December 31, 2002, on:

- our examination of the financial statements of COMPAGNIE GÉNÉRALE DES ETABLISSEMENTS MICHELIN, presented in euro, as attached to this report,
- the specific procedures and information required by law.

These financial statements have been approved by the Managing Partners. Our responsibility is to express an opinion on these financial statements based on our audit.

1. Opinion on the financial statements

We conducted our audit in accordance with professional standards applied in France. Those standards require that we plan and perform our audit to obtain reasonable assurance that the financial statements are free from material misstatement.

An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made in the preparation of the financial statements, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements present fairly, in all material respects the assets and liabilities and financial position of the Company at December 31, 2002 and the results of operations for the year then ended in accordance with French generally accepted accounting principles.

2. Specific procedures and information

We have also performed the specific procedures required by law, in accordance with professional standards applied in France.

We are satisfied that the information given in the Managing Partners' Report and the documents sent to shareholders on the financial position and financial statements is fairly stated and agrees with those financial statements.

As required by law, we have also verified that details of the identity of shareholders are disclosed in the Managing Partners' Report.

Paris, March 14, 2003

Dominique PAUL — Stéphane MARIE

Statutory Auditors

Members of the Compagnie Régionale de Paris

Statutory Auditors' Special Report on Regulated Agreements

Year ended december 31, 2002

Translated from the original French language report

To the Shareholders,

In our capacity as Statutory Auditors of your Company, we are required to report to shareholders on agreements involving directors that have been disclosed to us by the Company's management. Our responsibility does not include identifying any undisclosed agreements.

We have not been informed of any agreements governed by article L.226-10 of the Commercial Code.

Paris, March 14, 2003

Dominique PAUL — Stéphane MARIE

Statutory Auditors

Members of the Compagnie Régionale de Paris

Statutory Auditors' Report on the Consolidated Financial Statements

Year ended december 31, 2002

Translated from the original French language report

To the Shareholders,

In accordance with the terms of our appointment at the Annual Shareholders' Meeting, we have audited the consolidated financial statements of COMPAGNIE GÉNÉRALE DES ETABLISSEMENTS MICHELIN for the year ended December 31, 2002, presented in euro, as attached to this report.

These consolidated financial statements have been approved by the Managing Partners. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with professional standards applied in France. Those standards require that we plan and perform our audit to obtain reasonable assurance that the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made in the preparation of the financial statements, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects the consolidated results of operations for the year ended December 31, 2002 and the consolidated assets and liabilities and financial position of COMPAGNIE GÉNÉRALE DES ETABLISSEMENTS MICHELIN and its subsidiaries at that date in accordance with French generally accepted accounting principles.

We also examined the information on the Group given in the Managing Partners' Report. We have no comments to make as to the fair presentation of this information and its consistency with the consolidated financial statements.

Paris, March 14, 2003

Dominique PAUL

Stéphane MARIE

Statutory Auditors

Members of the Compagnie Régionale de Paris



Statutory Auditors' Special Report on the Issuance of Shares and Share Equivalents

(twelfth, thirteenth, fourteenth, fifteenth and sixteenth resolutions)

Translated from the original French language report

To the Shareholders,

In our capacity as Statutory Auditors of COMPAGNIE GÉNÉRALE DES ETABLISSEMENTS MICHELIN (Michelin et Cie) and pursuant to the provisions of Articles L.225-148, L.225-161, L.225-150, L.228-92 and L.228-95 of the Commercial Code, we hereby present our report on the planned share issues detailed below, as described in the twelfth, thirteenth, fourteenth, fifteenth and sixteenth resolutions submitted to shareholders for approval.

- Issuance of shares in connection with a stock-for-stock public tender offer (twelfth resolution),
- Issuance of convertible bonds (thirteenth resolution),
- Issuance of bonds with stock warrants (fourteenth resolution),
- Issuance of compound securities (fifteenth resolution),
- Issuance of stock warrants on a stand-alone basis (sixteenth resolution).

The Managing Partners are inviting shareholders to grant them full powers to set the terms and conditions of the above-mentioned issues and to waive their pre-emptive subscription rights.

We conducted our review in accordance with the professional standards applicable in France. Those standards require that we carry out the necessary procedures to verify the methods used to determine the issue price, notably regarding the price of bond issues and the basis of conversion.

Subject to further examination of the terms and conditions of these issues we have no matters to bring to shareholders' attention regarding the methods used to determine the issue price or exercise price as presented in the Managing Partners' Report. As the issue and exercise price is to be determined by the Managing Partners when the operations are carried out, we are not in a position to comment on the final terms and conditions under which these issues will be conducted nor, in consequence, on the proposed waiver of shareholders' pre-emptive rights, the principle of which is in keeping with the nature of the proposed operations.

In accordance with Article 155-2 of the decree of March 23, 1967, we will issue a supplementary report at the time of each such issue conducted by the Managing Partners.

Paris, March 14, 2003

Dominique PAUL

Stéphane MARIE

Statutory Auditors

Members of the Compagnie Régionale de Paris

Statutory Auditors' Report on the Canceling of Shares

(Nineteenth resolution)

Translated from the original French language report

To the Shareholders,

In our capacity as Statutory Auditors of COMPAGNIE GÉNÉRALE DES ETABLISSEMENTS MICHELIN and pursuant to the provisions of Article L. 225-209, paragraph 4 of the Commercial Code relating to capital reductions, we hereby present our report on the reasons and terms of the proposed capital reduction.

We conducted our review in accordance with the professional standards applicable in France. Those standards require that we carry out the necessary procedures to verify that the reasons and terms of the proposed capital reduction are fair.

This transaction is connected with the proposed acquisition by the Company of up to 10% of its own shares, in accordance with Article L. 225-209, paragraph. 4, of the Commercial Code, under an eighteen-month authorization to be given at the Ordinary Shareholders' Meeting.

In connection with the authorization to buy back shares, the Managing Partners would be given full powers to cancel the shares acquired, provided that the aggregate number of shares canceled in a given period of twenty-four months does not exceed 10% of the Company's capital. These powers would be exercisable for a period of five years.

We have no comment to make on the reasons or terms of the proposed capital reduction, the implementation of which depends on the Ordinary Shareholders' Meeting approving the buy back of the Company's shares.

Paris, March 14, 2003

Dominique PAUL

Stéphane MARIE

Statutory Auditors

Members of the Compagnie Régionale de Paris



Statutory Auditors' Special Report on an Employee Share Issue

(Act 2001-152 of February 19, 2001 on Employee Savings)

(seventeenth resolution)

Translated from the original French language report

To the Shareholders,

In our capacity as Statutory Auditors of COMPAGNIE GÉNÉRALE DES ETABLISSEMENTS MICHELIN (Michelin et Cie), and pursuant to the provisions of Article L. 225-135 of the Commercial Code, we hereby present our report on the planned employee share issue which would result in a capital increase of a maximum of €2,840,000, representing 1% of Michelin et Cie's current capital, as described in the seventeenth resolution submitted to shareholders for approval.

The shareholders are asked to approve this capital increase in accordance with the provisions of Article L.225-129 of the Commercial Code and Article L.443-5 of the Labor Code.

The Managing Partners are also inviting shareholders to grant them full powers to set the terms and conditions of the related share issue, as presented in the Managing Partners' Report, as well as to waive their pre-emptive right to subscribe for the shares to be offered to employees for subscription.

We conducted our review in accordance with the professional standards applicable in France. Those standards require that we carry out the necessary procedures to verify the methods used to determine the issue price of new shares.

Subject to further examination of the terms and conditions of this issue we have no matters to bring to shareholders' attention regarding the methods used to determine the issue price of new shares as presented in the Managing Partners' report.

As the issue price of new shares is to be determined by the Managing Partners when the operation is carried out, we are not in a position to comment on the final terms and conditions under which the issue will be conducted, nor, in consequence, on the proposed waiver of shareholders' pre-emptive rights to subscribe for the issue concerned, the principle of which is in keeping with the nature of the proposed operation.

In accordance with Article 155-2 of the decree of March 23, 1967, we will issue a supplementary report at the time of each such issue conducted by the Managing Partners.

Paris, March 14, 2003

Dominique PAUL

Stéphane MARIE

Statutory Auditors

Members of the Compagnie Régionale de Paris

Individual Shareholder Relations

Jacques-Henri Thonier

12, cours Sablon
63000 Clermont-Ferrand - France

Tel.: **+ 33 (0)4 73 98 59 00**
Fax: **+ 33 (0)4 73 98 59 04**

Toll-free calls in France
0 800 000 222

Investor Relations

Eric Le Corre

23, place des Carmes-Déchaux
63040 Clermont-Ferrand Cedex 9 - France

Tel.: **+ 33 (0)4 73 32 77 92**
+ 33 (0)1 45 66 10 04
Fax: **+ 33 (0)4 73 32 27 16**
+ 33 (0)1 45 66 13 19

e-mail : **investor-relations@fr.michelin.com**

Corporate Communications

23, place des Carmes-Déchaux
63040 Clermont-Ferrand Cedex 9 - France

Tel.: **+ 33 (0)4 73 32 24 54**
Fax: **+ 33 (0)4 73 32 73 92**

Internet adresses

www.michelin.com

www.michelinsport.com
www.michelinf1.com
www.viamichelin.com
www.challengebibendum.com
www.paxsystem.com
www.michelin-emplois.com
www.tireadvisor.com
www.wbcsdmobility.org

Detailed data concerning the world tire market is available on internet: www.michelin.com
The Fact book is also available on request on CD-Rom. Simply contact the Investor Relations Department.

Design and production:
wprintel

Compagnie Générale des Etablissements Michelin
Michelin et Cie
Headquarters: 12 cours Sablon • Clermont-Ferrand (Puy-de-Dôme) - France

SEC FILE #82-3354

TRANSLATION OF THE FRENCH TEXT OF CONSOLIDATED SALES

COMPAGNIE GENERALE DES ETABLISSEMENTS
MICHELIN

(Michelin et Cie.)

Partnership limited by shares with capital of 283,585,460 Euros
Registered Office: 12, cours Sablon, 63000 Clermont-Ferrand
855 200 887 R.C.S. Clermont-Ferrand

CONSOLIDATED SALES (NET OF TAXES)
(in millions of Euros)

	2003	2002
From January 1 to March 31	3,655	3,842


Letter to stockholders

March 2003

Dear Sir or Madam, Dear Stockholder,



Holding the course and improving our "all-terrain" capabilities when the roads are rough, that's what we strove to do throughout 2002 when markets were still lower than 2 years ago. But in the end it was a year of good results for Michelin. Our efforts proved to be effective and our performance improved. Net income nearly doubled. Our operating margin rose to 7.8%, up by 1.2 points, over and above what we had forecast. Compared to 2001, our free cash flow doubled. This contributed to a one billion euro reduction in debt and additional reinforcement of our financial structure.
Furthermore, growth continued in 2002. We gained new market shares. We stepped up our research effort. And we invested in the future.

For the 3rd year running, our Passenger Car and Light Truck Product Line significantly enhanced its profitability. The renewal and extension of our product ranges, and their acceptance by both vehicle manufacturers and consumers, are valuable assets for the future. Particular highlights in Europe are the new Michelin Alpin tire and the ongoing market introduction of the new Energy and Pilot Sport 2 tires.
After a sharp downturn in the Truck tire market in 2001, our teams' reaction was remarkable and there was a highly significant rebound in 2002.

More than ever, the commitment and tenacity of the various Michelin teams around the world deserve to be emphasized.
In such unpredictable and trying times, it is crucial to hold the course and keep a long-term view. This is exactly what our teams have succeeded in doing, in a spirit of Performance and Responsibility.

The year 2003 appears likely to be one of many uncertainties. Nonetheless, we are determined to continue to improve the Company's performance.
Obviously, we cannot control the economic situation, but we will be able to make sure that our steering precision, our ability to anticipate and our quick response enable us to achieve sound performance, extend our leadership and prepare for the future.
In 2003, we shall keep our bearings for our 2005 targets and, beyond, for the continued development of your company. The best remedy with which to face the current stock market slump is to get back to basics and continue building for the long term.

Thank you for your all-important confidence. Let our watchwords be tenacity and perseverance!

Edouard Michelin

MICHELIN



Michelin strengthens its "all terrain" capability

Strong performance improvement in still sluggish markets during 2002;

Financial robustness strengthened;

In 2003, Michelin intends to further improve its performance. However, in the uncertainty of the current geopolitical environment, it is unrealistic to disclose a specific income target.

In Millions of euros	**December 31, 2002**	Variation 2002 / 2001	December 31, 2001
Net sales	**15,645**	(0.8%)	15,775
Excl. impact of currency fluctuations		+ 2.7%	
Operating income	**1,225**	+ 18.0%	1,040
Operating margin as a % of net sales	**7.8%**	+ 1.2 pt	6.6%
Net income	**614**	+ 96%	314

The consolidated financial statements for 2002 have been prepared in accordance with French generally accepted accounting principles, including standard CRC 99-02 published by the Comité de la Réglementation Comptable dealing with consolidated financial statements.

In 2002, tire markets remained below their 2000 level.

During the fiscal year, volumes sold expressed in tons are up 2.9%. This progress has been partly driven by the increase in sales of winter tires, which have clearly improved compared to 2001, and by the progress made in the implementation of the Group strategy: strong growth in Eastern Europe, continued growth in China, and further improvement of our price-mix towards more profitable lines.

Operating income: +18%

Up nearly 18% compared to 2001, the operating income reflects the benefits from the cost reduction efforts initiated nearly three years ago. In particular, competitiveness programs implemented in 1999 in Europe and in 2001 in North America reached their objectives in 2002.

These improvements are even more noteworthy in light of the rapid fall during the second half of the year in North and South American currencies, in which Michelin records nearly 45% of its sales. For instance, the euro rose against the dollar by 5.3% on an annual average basis, and by 12.5% alone during the fourth quarter.

Net income almost doubled

At 614 million euros, net income nearly doubled. It is one of the highest results obtained by the Group over the last 10 years.
Instead of a 29 million euro loss in 2001, exceptional income is a positive 75 million euros, a large proportion of which came from the sale of certain real-estate assets in North America.

With the decrease of net financial debt by nearly one billion euros, combined with a favorable currency impact on the debt in dollars, financial expense is down 19% compared to 2001.

Lastly, after an exceptionally high average tax rate of more than 50% in 2001, the rate decreased to 38.4% in 2002, a level more in line with Group structure and business activities.



Free cash flow*: +107%

The strength of our financial structure, reinforced in 2002, allows Michelin to adequately cover its commitments related to pensions and other deferred employee benefits, while financing the Company's growth.

At 1,225 million euros, cash flow represents 7.8% of sales, versus 8.4% in 2001. It is worth stressing that this is the result obtained after the payment of 347 million euros to the various Group employee pension funds. Our cash flow covers payments made by Michelin to employee pension funds as well as regular payments to pensioners within the scope of specific non-externalized benefit plans (supplemental pension plans in some countries and medical insurance for the US and Canadian retirees, for example).

Net sales 2002

Furthermore, the Group stresses that Michelin pension funds are correctly capitalized. Their management outperformed their investment benchmarks. Cash flow easily covers the cash-out related to the deferred non-externalized liabilities, such as pension funds.

Because of the economic uncertainty, Michelin chose to invest cautiously in 2002, as reflected in the 0.7 point fall in gross investments in tangible and intangible assets, excluding external growth. These assets amount to 967 million euros, or 6.2% of sales, against 7.3% in 2001 (Shanghai Michelin Warrior excluded).

Inventory reduction efforts initiated several years ago continued throughout 2002. Net inventories were down 13.4% compared to levels on December 31, 2001.

As a consequence, commercial working capital requirements decreased by 169 million euros, excluding exchange fluctuations and the scope of consolidation, compared to the level on December 31, 2001.

These improvements, along with the 7.2% decrease in trade receivables at current exchange rates, contributed to the doubling of the free cash flow. At 637 million euros, this represents twice last year's amount, which had benefited from the capital gain realized on the sale of part of Michelin's stake in Peugeot SA.

Net debt:
- 1 billion euros

The financial net debt decreased by one billion euros to 3.81 billion euros. Hence, the debt-to-equity ratio passed under the 100% bar for the first time since 1998, to 85%, as opposed to 113% the previous year.

Net debt includes the financing of the securitization of trade receivables, which are fully consolidated in the Group's balance sheet.

* The free cash flow is the cash available in a company, once it has paid all its charges and expenses, including dividends.

Financial Information by Sector

	Net Sales					Operating margin (as a % of net sales)	
	2002		2001		Variation 02 / 01	2002	2001
	Millions of euros	in % of total	Millions of euros	in % of total			
Passenger Car / Light Truck	**764**	62.4%	711	68.4%	+ 7.6%	**9.6%**	8.9%
Truck	**485**	39.6%	343	33.0%	+ 41.3%	**12.3%**	8.8%
Other activities	**(24)**	(2.0%)	(14)	(1.3%)	(0.2 pt)	**(0.5%)**	(0.3%)
Total Group	**1,225**	**100%**	1,040	100%		**7.8%**	6.6%



Passenger Car / Light Truck: progress continues

As in the last three years, this activity benefited from several factors: continued enrichment of the Group's product mix, progress in inventory management, price increases made since 2000 that have stuck in both replacement and in original equipment markets, productivity increases and cost structure improvement. However, this progress was tempered slightly by the decline of the North American replacement market and the degradation of South American economies.

In the replacement market, it should be noted that, in 2002, the sale of winter tires in Europe increased substantially. In original equipment, volumes that were previously sold to General Motors in Europe, have been progressively redirected to more profitable markets.

Truck: operating income up 41.3%, despite sluggish markets

In the Truck market, the operating margin is recovering quickly, even though some markets, especially in North America, are still well below levels in 2000, which was a record year. In the face of the collapse of some of its markets, efforts in the Truck segment in 2001 had concentrated on reducing its breakeven point through both structural and short-term improvements.

The Truck tire activity had also anticipated challenging markets in 2002. In fact, those markets have been better than expected, even allowing market share gains in some cases. Despite the negative impact of the US dollar and the depreciation of the Brazilian real, the good operating performance can be explained by the following elements: optimized investment management, lower inventories throughout the year, strict control of trade receivables and the lowering of our breakeven point.

Other activities: profitability affected by the unfavorable impact of currency fluctuations

The third segment is the one that suffered most from currency fluctuations. Indeed the slight decrease of the operating margin (-0.2 point compared to 2001) is mostly due to the decline of the dollar against the euro.

Earthmover tire sales in particular were significantly impacted on two levels:

- They suffered from the slowdown of mining activities caused by the decrease in copper and coal prices;
- The strong depreciation of the dollar against the euro weighed more heavily on their profitability because most of the Earthmover markets are located in the dollar zone, whereas most of the Group production sites are in Europe.

Outlook: Michelin will further improve its performances and its ability to clear obstacles, in 2003 and beyond

The year 2003 will see the continued implementation of Michelin's strategy that aims at global, profitable and durable growth.

Currently, the Group anticipates that:

- Tire markets should remain stable, but with the risk of a decline;
- Raw materials will increase, but the depreciation of the dollar against the euro should mitigate the effects of this;
- Some costs, such as transportation and energy, will increase.

The following elements should also be taken into consideration:

- A provision will be accrued in our first half accounts (closed on June 30, 2003), related to costs incurred by the implementation of the industrial evolution program in Spain, for which the beginning of the negotiations was announced at the end of January;
- The acquisition of the Viborg Group's European tire distribution business, subject to the approval of the European authorities. Assuming this acquisition is approved, the Viborg Group will be consolidated in 2003. Pursuant to this acquisition, a goodwill will be recorded and, in accordance with Michelin's accounting principles, will be completely amortized during this fiscal year.

Michelin teams successfully weathered two years of depressed markets, 2001 and 2002, with sound results and with a strengthened balance sheet structure. Your company will build on this progress in 2003, even though the uncertain geopolitical environment makes the forecast of a specific income target too problematic.



The consolidated financial statements for 2002 have been prepared in accordance with French generally accepted accounting principles, including standard CRC 99-02 published by the Comité de la Réglementation Comptable dealing with consolidated financial statements.

Consolidated statement of income - Year ending December 31, 2002

In thousands of euros	2002	2001
OPERATING REVENUE		
Net sales	15,645,074	15,774,608
Reversal of allowances	10,982	21,216
Other operating revenue	455,099	491,670
	16,111,155	16,287,494
OPERATING EXPENSES		
Purchases used in production	5,290,864	5,585,622
Payroll costs	5,152,143	5,241,525
Other operating expenses	3,255,493	3,232,384
Taxes other than on income	231,713	232,054
Depreciation and amortization	891,383	937,961
Charges to allowances and provisions	64,360	17,777
	(14,885,956)	(15,247,323)
OPERATING INCOME	1,225,199	1,040,171
Net interest expense	(260,257)	(320,779)
OPERATING INCOME FROM ORDINARY ACTIVITIES	964,942	719,392
Net non-recurring expenses	75,209	(28,906)
Income taxes	(382,455)	(329,712)
NET INCOME OF FULLY CONSOLIDATED COMPANIES	657,696	360,774
Income (losses) from companies accounted for by the equity method	(11,570)	(12,834)
Amortization of goodwill	(31,641)	(33,996)
NET INCOME BEFORE MINORITY INTEREST	614,485	313,944
Minority interest	33,682	17,977
NET INCOME	580,803	295,967
Basic earnings per share	4.28	2.20
Diluted earnings per share	4.28	2.20

Simplified balance sheet

In Millions of euros	2002	2001
Fixed assets	6,730	7,337
Current assets	9,581	10,045
◦ of which inventories	2,860	3,302
◦ of which cash equivalents and cash	1,209	939
TOTAL ASSETS	16,311	17,382
Stockholders' equity	4,329	3,996
Minority interests	173	330
Provisions for contingencies and charges	3,444	3,959
Liabilities, deferred income and accrued expenses	8,365	9,097
◦ of which subordinated debt	0	1,027
◦ of which long and short-term debt	5,027	4,794
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	16,311	17,382



The inaugural session of the Stockholders' Consultative Committee was held on February 3, in the presence of the Managing Partners.

Michelin signs an agreement for the acquisition of Viborg

On December 18, 2002, Michelin, through its Euromaster subsidiary, signed an agreement with the Viborg Group for the acquisition of all of its European tire distribution business.

Established in 1927, Viborg is a tire dealer active in distributing, selling and servicing tires in Northern Europe. With operations mainly in Germany and Denmark, but also present in the Netherlands, Switzerland and Austria, and a total of 465 sales outlets, Viborg employs 3,400 people and had net sales of € 571 million in 2001.

Subject to the approval of the European Commission (DG Competition), this acquisition for approximately € 300 million will allow the Michelin Group to strengthen its presence in Germany by increasing the number of its sales outlets by a factor of ten.

PAX System set to conquer the top of the range

January's North American International Auto Show in Detroit provided an opportunity to present the PAX System's newest breakthroughs in America. The most prestigious of these is the fitting of the new Rolls-Royce Phantom limousine with Michelin PAX System tires as standard equipment.

At the show, four other vehicles were also fitted with Michelin PAX System tires. These were the concept vehicles presented by Renault (Vel Satis, Koleos), Toyota and Mazda.



In addition, Goodyear, one of the four tire manufacturers licensed to develop the PAX System technology invented by Michelin, also fitted a prototype Audi 4x4 with PAX System tires. This demonstrates the progress that PAX System is making with constructors, as well as tire manufacturers.

The Consultative Committee in action

The inaugural session of the Michelin Stockholders' Consultative Committee was held in Clermont-Ferrand on February 3, 2003. This committee is composed of twelve stockholders, including two employee stockholders. These stockholders, all keenly concerned with communication, will be focusing on giving Michelin their perception and understanding of the Group's financial communication. The committee will submit recommendations to make our communications clearer and better.

ViaMichelin extends into Europe

A little less than two years after its launch, the general public Internet site, ViaMichelin.fr, has confirmed its leadership in France. According to the Nielsen/NetRatings survey in July 2002, ViaMichelin is the number-one cartography and route-planning site, and is ranked the 23rd favorite site overall by French Internet users.


ViaMichelin
HALF A MILLION HOUSEHOLDS
MAPS
TRAFFIC
WEATHER
HOTELS
RESTAURANTS
TOURISM
MAGAZINES
STORE
BUSINESS AREA
NEWS
MICHELIN

After France, and in line with its objectives, ViaMichelin web-sites have been launched successfully in the UK, Italy, Spain and Germany. In a few short months, these sites have quickly been discovered by Internet users from all over Europe. In fact, in July 2002 there were more than 8 million hits to ViaMichelin web-sites*, compared with 3 million in July 2001. Building on this success, ViaMichelin redesigned its site in October, to add new services and make the sites even more user-friendly.

*Source ViaMichelin

The BFGoodrich tires chosen to equip the Mitsubishis in the Dakar rally carried them to the winner's podium.

New indications of quality

The JD Power survey, carried out every year on new vehicle consumers to assess their level of satisfaction with original equipment tires, has just presented several new awards to Michelin in Europe and in Asia.

In the United Kingdom, Michelin has won its fifth consecutive award in five years for best overall consumer satisfaction. In Germany, Michelin has the best overall results, with the best scores for the criteria of quality, durability, road handling and traction.

In Thailand and China, Michelin had the best general results for the second year running, and was ranked best in many specific criteria.

Two new Michelin guides for the pleasure of the senses

With its new guide, Coups de Cœur, launched in December, Michelin delighted all lovers of conviviality and well-being. Typical hotels and B&B establishments, old stone, a warm welcome and good cooking at moderate prices - you will discover these and over 1,000 accommodation options in France for under € 80. There are lots of suggestions to inspire you for weekend get-aways and savory detours. This is a Michelin guide for a traveler on almost any journey in France.


MICHELIN
COUPS DE CŒUR
2003

With the Guides Gourmands collection, Michelin makes sure that you will re-discover the best addresses in France for restaurants, markets and gourmet stores for all budgets: bakers, charcuterie specialists, caterers, wine merchants, brasseries, etc. In short, this means all the professionals in the taste and savor business in your neighborhood or your holiday destination. The first Guide Gourmand in the series is devoted to the Rhône-Alpes region.


Nouveau
MICHELIN
Les Guides Gourmands
850
restaurants, marchés et boutiques
Rhône-Alpes
2003

Victories in the sand, victories in the snow

Specialists agree that the 2003 Dakar rally will be remembered as a vintage year. It featured a completely new course, grandiose scenery, powerful emotions and sporting incidents, and adventures right up to the final moment. It was also a great year for Michelin Group tires, which were on all the winners' podiums. BFGoodrich, the brand the Group chose to equip vehicles for the Dakar rally, took the first eleven places. Michelin, which concentrated on equipping motorcycles and trucks, had 9 first places in the motorcycle categories alongside KTM and supplied the tires for all of the 27 trucks that finished the rally.



Back in the winter of Europe, Michelin rode the snow, ice and wet asphalt of the legendary Monte-Carlo Rally - the first in the WRC season - to win its first complete victory podium with Citroën.

Hankook and Michelin sign a partnership agreement

On January 28, Hankook Tire Co. Ltd and the Michelin Group entered into a partnership agreement that will enable both Groups to combine their efforts in research and development, tire manufacturing and distribution.

Teams from both companies will now work on the preparation of a license for Hankook to use the Michelin PAX System technology, an agreement for Hankook to manufacture car tires for Michelin Group brands and the optimization of their respective distribution networks.

Additionally, Michelin will acquire a 10% equity stake in Hankook.

Hankook is Korea's second-ranking manufacturer and the eleventh in the world, with net sales reaching $ 1.1 billion in 2001.

Michelin's 2001 annual report wins the "Top Com d'Or" communication award!

Michelin has just been awarded the highest distinction of the "Top Com Corporate Business" prize in the "Listed Companies Annual Report" category for the Michelin 2001 annual report.

Awarded by a jury of professionals from the worlds of finance and communication, the prize recognizes the work of the Michelin teams who constantly try to ensure that Michelin's financial communication for its stockholders is transparent, clear and complete.



The Michelin share on the stock market

As we go to print, the threat of a war with Iraq and the gloomy economic news coming in from just about everywhere in the world are prompting investors to defer their plans.

In this context, the quality of financial performance and fundamentals in a Company such as yours is almost completely eclipsed. The difficulties encountered by some of our competitors heighten reservations about the tire industry as a whole, instead of encouraging investors to single out those whose results are outstanding despite the harsh economic environment.

The depressed yet volatile market may well persist and indiscriminately affect stock prices, at least until the publication of the financial year's results for the major groups, and probably for some time afterwards, if the Middle East crisis has not been resolved by then.

Employee Shareholding Plan Launch of the second phase

The second phase of the Employee Shareholding Plan will concern 108,000 of the Group's employees in over 70 countries. The final conditions for this subscription will be stated on March 27, 2003. It should be noted that the first phase in 2002 involved 16 countries – which will again be involved in 2003 – and that this subscription phase saw over 56,000 employees becoming Michelin stockholders.

Listed on the Paris "Premier Marché"
Euronext deferred payment service
Euroclear code: 12126
ISIN Code: FR 0000 121261
Indices: CAC 40 - Eurostoxx 100
Par value: 2 euros
Number of shares: 141,792,730

Comparative performance

Michelin — World automobile index — CAC 40 — World tire index



120
100
80
60
40
1 Jan. 01
1 Jan. 02
1 Mar. 03

Key Dates in the Future

- ***Publication of 1st quarter net sales figure:*** April 23, 2003 after closure of the Paris Stock Exchange;
- ***General Assembly:*** May 16, 2003 at Polydôme (Clermont-Ferrand) - FRANCE
- ***Publication of 1st half results:*** July 29, 2003 before the opening of the Paris Stock Exchange
- ***Stockholders' meeting in Lyon:*** October 7, 2003 in Tony Garnier conference hall.

SIMAN

Stockholder Relations
Jacques-Henri Thonier
Employee Stockholder Relations
Françoise Ventézou
12, cours Sablon
63040 Clermont-Ferrand Cedex 9 - FRANCE
Tel.: 33 (0) 4 73 98 59 00
Fax: 33 (0) 4 73 98 59 04

Financial Communication
Eric Le Corre
23, Place des Carmes-Déchaux
63040 Clermont-Ferrand Cedex 9 - FRANCE
Tel.: 33 (0) 4 73 32 77 92
33 (0) 1 45 66 10 04
Fax: 33 (0) 4 73 32 27 16
33 (0) 1 45 66 13 19
e-mail: investor-relations@fr.michelin.com

Internet Address
www.michelin.com

MARCH 2003



Michelin - Corporate Communications



MICHELIN

COMPAGNIE GENERALE DES ETABLISSEMENTS MICHELIN
MICHELIN ET CIE.
Partnership limited by shares with a capital of € 283,585,460
Head office: 12, cours Sablon – Clermont-Ferrand (Puy-de-Dôme)
855 200 887 R.C.S. CLERMONT-FERRAND

NOTICE OF MEETING
MIXED GENERAL MEETING OF STOCKHOLDERS

The Notice of Meeting is available on the web-site www.michelin.com/corporate under the section "Investor Relations".

A Mixed General Meeting of stockholders is scheduled to be held on 16th May 2003 to deliberate on the following agenda:

- Reading of the Managing Partners' report;
- Reading of the report of the Supervisory Board.

Items within the competence of the Ordinary General Meeting:

- Reading of the Auditors' reports on the consolidated and corporate accounts for 2002, and the special Auditors' report on the conventions described in Article L 226-10 of the French Commercial Code;
- Approval of the corporate accounts for 2002 and the operations described therein;
- Allocation of profits for 2002;
- Approval of the consolidated accounts for 2002;
- Renewal of the term of office of two members of the Supervisory Board;
- Appointment of one member of the Supervisory Board;
- Definition of the remuneration of the Supervisory Board;
- Authorization for the Company to trade its own shares on the French Stock Exchange;

Items within the competence of the Extraordinary General Meeting:

- Reading of special Auditors' reports;
- Authorization for an increase in capital by subscription in cash to a nominal amount of 100 million euros;
- Authorization for an increase of capital by way of the incorporation of reserves to a total amount of 100 million euros;

- Authorization for an increase in capital to a maximum nominal amount of 100 million euros by way of public exchange offers issued by the Company;
- Authorization for the issue, to a maximum nominal amount of one billion euros, of convertible bonds to a maximum nominal value of 100 million euros;
- Authorization for the issue, to a maximum nominal amount of one billion euros, of bonds with scrip certificates for shares representing a maximum nominal amount of 100 million euros;
- Authorization for the issue of composite transferable securities conferring entitlement to the allocation of shares to a maximum nominal value of 100 million euros;
- Authorization for the issue of independent scrip certificates for shares representing a maximal nominal amount of 100 million euros;
- Authorization for an increase in capital to a maximum nominal amount of two million eight hundred and forty thousand euros representing 1% of the current capital, by the way of the issue of shares to be reserved for employees of the Company and of Group member companies;
- Restriction, to a maximum total amount of 100 million and one billion euros respectively, of authorizations for the increase of capital and for the issue of credit bonds and other certificates of debt conferring access to capital, as described in the 10th and the 12th-16th resolutions proposed;
- Authorization for the reduction of the equity capital, up to a limit of 10% per two-year period, by way of the cancellation of shares in the Company acquired by the latter under the terms of programs for the repurchase of shares;
- Amendment of Article 15 of the Articles of Association regarding the composition of the Supervisory Board;
- Inclusion in the Articles of Association of an option for the electronic transmission of proxy forms and mail voting forms in advance of the Meeting, and the corresponding amendment of Article 22 of the Articles of Association;
- Harmonization of the text of the Articles of Associations with the laws and regulations, and the consequent amendment of Articles 6, 17, 19, 24-27 and 30 of the Articles of Association.

DRAFT RESOLUTIONS

Ordinary resolutions

First resolution *(Approval of the corporate accounts for 2002)*

The General Meeting, having heard the Managing Partners' report, the Auditors' report and the report of the Supervisory Board, hereby approves the accounts for 2002 and the profit recorded therein of € 332,387,387.56.

The General Meeting approves the operations described in the above accounts and indicated in the above reports, specifically, and in so far as is necessary, those affecting the various reserve accounts.

Second resolution *(Allocation of profits for 2002)*

At the proposal of the Managing Partners and with the approval of the Supervisory Board, the General Meeting,

In consideration of a profit for the year of	€ 332,387,387.56
In consideration of the transfer to the statutory reserve such that the latter shall represent one tenth of the equity capital, namely	€ 1,415,371.40
In consideration of the statutory share of the General Partners to the amount of	€ 6,144,852.81
And whereas the resulting balance of	€ 324,827,163.35
Subject to the addition of profits brought forward of	€ 44,586,519.78
Represents a distributable sum of	€ 369,413,683.13

Hereby rules as follows:

I - To undertake the distribution of a total sum of € 160,442,187.90 which, after the allocation of € 28,574,949 for property tax, represents a dividend of € 0.93 per share with a tax credit of € 0.465, thereby generating total earnings per share of € 1.395 for those stockholders who benefit from tax credits.

The date of expiry for dividend entitlements shall be 20th May 2003, upon which date shares shall be quoted net of their dividend entitlement for 2002.

Since shares held by the Company upon the date of settlement of the dividend shall not be dividend-bearing, the amount corresponding to the dividend in respect of these shares and to the associated tax allocation shall be entered under the item "Profits carried forward".

Dividends paid out in the previous three years, together with the corresponding tax credits, are summarized in the following table:

Year	Dividends Distributed *(euros)*	TOTAL EARNINGS PER SHARE		
		Dividend	Tax credit	Total earnings
1999	95,648,269.83	0.71	0.36	1.07
2000	107,772,698.40	0.80	0.40	1.20
2001	136,642,666.05	0.85	0.43	1.28

II - To transfer to the special reserve for long-term capital gains the amount of	€ 7,302,557.00
III - To transfer the balance of	€ 201,668,938.23
- to the item "Other reserves" not exceeding	€ 150,000,000.00
- and to the item "Profits carried forward" not exceeding	€ 51,668,938.23

Third resolution *(Approval of the consolidated accounts for 2002)*

The General Meeting, having heard the Managing Partners' report, the Auditors' report and the report of the Supervisory Board, hereby approves the consolidated accounts for 2002 and the profit recorded therein of € 614,485,280.65.

Fourth resolution *(Regulated agreements)*

The General Meeting, having heard the special Auditors' report on the agreements described in Article L 226-10 of the French Commercial Code, hereby approves the said report and duly records that there are no agreements of this type to be submitted for approval.

Fifth resolution *(Renewal of the term of office of a member of the Supervisory Board)*

The General Meeting, having heard the Managing Partners' report and the report of the Supervisory Board, hereby re-elects Mr. Pierre MICHELIN to the Supervisory Board for a term of five years, the said term to expire at the General Meeting of 2008 for the adoption of the accounts for 2007.

Sixth resolution *(Renewal of the term of office of a member of the Supervisory Board)*

The General Meeting, having heard the Managing Partners' report and the report of the Supervisory Board, hereby re-elects Mr. Edouard de ROYERE to the Supervisory Board for a term of five years, the said term to expire at the General Meeting of 2008 for the adoption of the accounts for 2007.

Seventh resolution *(Appointment of a member of the Supervisory Board)*

The General Meeting, having heard the Managing Partners' report and the report of the Supervisory Board, hereby appoints Mr. Benoît POTIER to the Supervisory Board for a term of five years, the said term to expire at the General Meeting of 2008 for the adoption of the accounts for 2007.

Eighth resolution *(Remuneration of the Supervisory Board)*

The General Meeting, having heard the Managing Partners' report and the report of the Supervisory Board, hereby raises the total remuneration payable to the Supervisory Board to the sum of 160,000 euros.

Ninth resolution *(Authorization for the Company to transact its own shares on the Stock Market)*

The General Meeting, having heard the Managing Partners' report and the report of the Supervisory Board,

hereby authorizes the Company to transact its own shares, in accordance with Article L 225-209 of the French Commercial Code, subject to the following conditions:

- the maximum purchase price shall be 60 euros,
- the minimum selling price shall be 30 euros,
- the number of shares purchased shall not exceed 10% of the total number of equity shares,
- the term of this authorization shall be 18 months with effect from the present date.

In case of an increase in capital by way of the incorporation of reserves and the allotment of free shares, or in case of the division or amalgamation of shares, the prices indicated above shall be adjusted by the application of a multiplier coefficient which shall be equal to the ratio between the number of equity shares before and after the operation concerned.

Shares may be acquired at any time, on a single occasion or on a number of occasions, whether on the market, by private contract or by any other arrangement, by any applicable means and specifically by way of the transfer of blocks of shares, the purchase of options or the utilization of products derived therefrom, for the following purposes:

- the stabilization of the Stock Market share price by means of systematic intervention to counter market trends;
- the retention, sale, remittance by way of exchange or transfer of shares in lieu of payment, specifically for the purposes of financial operations such as expansion or on the occasion of the issue of stocks conferring direct or indirect access to capital;
- remuneration in respect of shares acquired by way of a public exchange offer;
- arbitrage associated with the payment of dividends;
- cancellation, whether in whole or in part, for the purposes of the optimum management of the capital and reserves of the Company and for the optimization of net earnings per share.

For the purposes indicated above, the General Meeting hereby assigns to the Managing Partners, or to one of the Managing Partners, full authority for the conclusion of contracts, the completion of declarations and formalities and, in general, the conduct of such measures as shall be necessary and appropriate to the implementation of decisions adopted under the terms of the present authorization.

This authorization supersedes the resolution with the same object adopted by the Ordinary General Meeting of stockholders held on 17th May 2002.

Extraordinary resolutions

Tenth resolution *(Increase of capital by subscription in cash)*

The General Meeting, having heard the Managing Partners' report and the report of the Supervisory Board,

Having taken due note of the consent of each of the general partners,

And ruling in accordance with the quorum and applicable conditions for a majority decision by an Extraordinary General Meeting,

Hereby authorizes, for a term of five years, an increase in the equity capital to be completed in one or more stages by way of the issue of shares for reducible or irreducible subscription to a maximum nominal amount of one hundred million euros, to be paid up in cash or by way of the offsetting of receivables.

Hereby assigns to the Managing Partners, or to one of the Managing Partners, full authority for the following:

- the completion of the increase or increases in capital under the terms for which the law provides, the determination of the amount, timing and arrangements for the said increase or increases, specifically the amount of the issue premium and the date for the assumption of possession of new shares, which may be retroactive;
- the enactment of all such measures as shall be required to ensure the equivalence of new shares to existing shares, particularly for the purposes of tax treatment, the definition of dates for the opening and closing of subscriptions, the collection or instruction for the collection of subscriptions and corresponding payments, the settlement of all commissions and the conclusion of all necessary agreements to this effect;

And, in general, the conduct of such measures as shall be necessary and appropriate to the completion of the increase or successive increases in capital, specifically by way of the corresponding amendment of the Articles of Association.

This authorization supersedes the resolution with the same object adopted by the Extraordinary General Meeting of stockholders held on 12th June 1998.

Eleventh resolution *(Increase in capital by the way of the incorporation of reserves)*

The General Meeting, having heard the Managing Partners' report and the report of the Supervisory Board,

Having taken due note of the consent of each of the general partners,

And ruling in accordance with the quorum and applicable conditions for a majority decision by an Extraordinary General Meeting,

Hereby authorizes, for a term of five years, an increase in the equity capital to be completed in one or more stages by way of the incorporation of reserves, profits or issue premiums to a maximum amount of one hundred million euros, in conjunction with an increase in the face value of existing shares or the allotment of new shares with the definition of a new face value, where applicable;

Hereby assigns to the Managing Partners, or to one of the Managing Partners, full authority for the following:

- the completion of the increase or increases in capital under the terms for which the law provides, the determination of arrangements for the said increase or increases, specifically as regards the date for the assumption of possession of new shares, which may be retroactive;
- the enactment of all such measures as shall be required to ensure the equivalence of new shares to existing shares, particularly for the purposes of tax treatment;

And, in general, the conduct of such measures as shall be necessary and appropriate to the completion and regularization of the increase or successive increases in capital, specifically by way of the corresponding amendment of the Articles of Association.

This authorization supersedes the resolution with the same object adopted by the Extraordinary General Meeting of stockholders held on 12th June 1998.

Twelfth resolution *(Increase in capital without preferential subscription rights for the completion of public exchange offers initiated by the Company)*

The General Meeting, having heard the Managing Partners' report and the report of the Supervisory Board,

Having taken due note of the consent of each of the general partners,

And ruling in accordance with the quorum and applicable conditions for a majority decision by an Extraordinary General Meeting,

Hereby authorizes an increase in the equity capital to be completed in one or more stages, with no preferential subscription rights for stockholders, to a maximum nominal amount of 100 million euros, in the form of the issue of shares for the purposes of remuneration in respect of shares presented in response to a public exchange offer. This limit of 100 million euros may be raised, where applicable, by the nominal value of shares to be issued in order preserve the interests of the holders of allotment or subscription rights in respect of other transferable securities;

Hereby rules as follows:

- this issue of shares for remuneration in respect of shares presented in response to a public exchange offer may, in accordance with the provisions of Article L 225-129 of the French Commercial Code, take the form of the issue of transferable securities of any type which shall confer immediate access and/or access at a future date certain to a proportion of the equity capital;
- the nominal value of credit instruments issued, where applicable, under the terms of the present authorization, shall not exceed five hundred million euros or the equivalent thereof in any other currency or monetary unit based upon a number of currencies;
- the present authorization shall be issued for a term of three years, which shall be reduced to two years and one year respectively in case of the issue, under the terms of the present authorization, of bonds with share scrip certificates or independent scrip certificates; the present authorization shall also entail the explicit waiver on the part of stockholders, in favor of the holders of the transferable securities issued, of their preferential share subscription rights to which the said transferable securities might confer entitlement.

Hereby assigns to the Managing Partners, or to one of the Managing Partners, full authority for the completion of the said issues and specific authority for the following:

- the definition of the list of securities presented for exchange,
- the confirmation of the list of securities presented for exchange,
- the definition of the amounts, dates, conditions and procedures of issue, specifically the price, the amount of the issue premium and the possibly retroactive date for the assumption of possession of shares issued or, where applicable, of securities conferring immediate access and/or access at a future date certain to a proportion of the equity capital.
- the definition of the rate of exchange and, where applicable, of the cash adjustment,
- the determination of the impact of the issue upon the situation of stockholders in respect of their share of capital and reserves and, in theoretical terms, upon the stock market value of shares, whereby it is stipulated that procedures for the operation concerned shall be described at the time of completion thereof in a supplementary report which shall be published for the attention of stockholders in the form for which the law provides;

And, in general, the conclusion of all agreements, the enactment of all measures, the completion of all appropriate formalities for the issue of the said transferable securities, the confirmation, at the appropriate time, of the number and the value of shares issued, and the completion of formalities subsequent to increases in capital, including the associated amendment of the Articles of Association.

In respect of the nominal amount not utilized, the present authorization supersedes the resolution with the same object adopted by the Mixed General Meeting of stockholders held on 18th May 2001.

Thirteenth resolution *(Convertible bonds)*

The General Meeting, having heard the Managing Partners' report, the special Auditors' report and the report of the Supervisory Board,

Having taken due note of the consent of each of the general partners,

And ruling in accordance with the quorum and applicable conditions for a majority decision by an Extraordinary General Meeting,

Hereby authorizes the issue, in one or more stages and under the terms of a reducible subscription, where applicable, in France and/or on the Single European Market where applicable, on the international market and on foreign markets, of loans to a maximum nominal amount of one billion euros, or the equivalent thereof in any other currency or monetary unit based upon a number of currencies, represented by bonds which shall be convertible, at the will of the bearer, into Company shares, subject to a maximum nominal limit of one hundred million euros on any increase in capital, with or without the cancellation of preferential subscription rights for stockholders, whereby it is stipulated that, should the said bonds be issued on the French market and/or on the Single European Market, where applicable, the said stockholders shall enjoy preferential subscription rights in respect of all or part of the issue, which may be the subject of a reducible subscription and which shall not give rise to the creation of transferable or negotiable entitlements. The aforementioned limit of one hundred million euros may be raised, where applicable, by the nominal value of shares to be issued in order to preserve the interests of the holders of allotment or subscription rights in respect of other transferable securities.

Hereby rules that the present authorization shall be issued for a term of five years, which shall be reduced to three years in case of the cancellation of the preferential subscription rights of stockholders; the present authorization shall also entail the explicit waiver on the part of stockholders, in favor of bond holders, of their preferential subscription rights in respect of any shares issued by way of the conversion of bonds.

Hereby approves the bases for conversion as indicated in the Managing Partners' report.

Hereby assigns to the Managing Partners, or to one of the Managing Partners, full authority for the issue of the said bonds, the definition of procedures for the issue thereof and for the specific determination of the following:

- the nominal unit value of bonds, the number of bonds and, in consequence, the nominal value of the loan;
- the date of issue and the issue price, the date for the assumption of possession, rates and dates for the payment of interest, conditions of redemption and reimbursement, whereby it is stipulated that, if a redemption bonus is paid, the latter shall not be included in the maximum authorized nominal limit for the amount of the loan;
- any procedures for the priority subscription of bonds;
- conditions and, specifically, periods for the conversion of bonds;
- procedures for the adjustment of conversion bases defined at the outset such that, in accordance with the law, the entitlements of bond holders shall be preserved, should the Company undertake such financial operations as shall render such an adjustment necessary;
- where applicable, the impact of the issue upon the situation of the stockholders in respect of their share of capital and reserves and, in theoretical terms, upon the stock market value of shares, taking account of existing shares and of shares to be issued under the terms of the present authorization, together with other securities which are liable to confer access to capital, whereby it is stipulated that procedures for the operations

concerned shall be described at the time of completion thereof in a supplementary report which shall be published for stockholders in the form for which the law provides;

And, in general, the conclusion of all agreements, the enactment of all measures, the completion of all appropriate formalities for the issue and financial servicing of the said bonds, the confirmation, at the appropriate time, of the number and value of shares issued by way of the conversion of bonds, and the completion of formalities subsequent to increases in capital, including the associated amendment of the Articles of Association.

The present authorization supersedes those adopted, and having regard to the same object, by the Extraordinary General Meeting of stockholders of 12th June 1998, in respect of the authorization for an issue with the maintenance of stockholders' preferential subscription rights, and by the Mixed General Meeting of stockholders of 18th May 2001 in respect of the authorization of an issue with the cancellation of these preferential subscription rights.

Fourteenth resolution *(Issue of bonds with share scrip certificates)*

The General Meeting, having heard the Managing Partners' report, the special Auditors' report and the report of the Supervisory Board,

Having taken due note of the consent of each of the general partners,

And ruling in accordance with the quorum and applicable conditions for a majority decision by an Extraordinary General Meeting,

Hereby authorizes the issue, in one or more stages and under the terms of a reducible subscription, where applicable, in France and/or on the Single European Market where applicable, on the international market and on foreign markets, of loans to a maximum nominal amount of one billion euros, or the equivalent thereof in any other currency or monetary unit based upon a number of currencies, represented by bonds with Company share scrip certificates, subject to a maximum nominal limit of one hundred million euros on any increase in capital, with or without the cancellation of preferential subscription rights for stockholders, whereby it is stipulated that, in case of issue on the French market and/or on the Single European Market, where applicable, the said stockholders shall enjoy preferential subscription rights in respect of all or part of the issue, which may be the subject of a reducible subscription and which shall not give rise to the creation of transferable or negotiable entitlements. The aforementioned limit of one hundred million euros may be raised, where applicable, by the nominal value of shares to be issued in order to preserve the interests of the holders of allotment or subscription rights in respect of other transferable securities.

Hereby rules that the present authorization shall be issued for a term of five years, which shall be reduced to two years in case of the cancellation of the preferential subscription rights of stockholders; the present authorization shall also entail the explicit waiver on the part of stockholders, in favor of the holders of share scrip certificates, of their preferential subscription rights in respect of any shares issued by way of the exercise of the said certificates.

Hereby approve the procedures applied for the calculation of the price or prices for the exercise of share scrip certificates, as indicated in the Managing Partners' report.

Hereby assigns to the Managing Partners, or to one of the Managing Partners, full authority for the issue of the said bonds, the definition of procedures for the issue thereof and for the specific determination of the following:

- the nominal unit value of bonds, the number of bonds and, in consequence, the nominal value of the loan;
- the date of issue and the issue price, the date for the assumption of possession, rates and dates for the payment of interest, conditions of redemption and reimbursement, whereby it is stipulated that, if a redemption bonus is paid, the latter shall not be included in the maximum authorized nominal limit for the amount of the loan;
- any procedures for the priority subscription of bonds;
- procedures for the exercise of any share scrip certificates which might be assigned and negotiated independently of bonds;

- procedures for the adjustment of bases for the exercise of certificates defined at the outset such that, in accordance with the law, the entitlements of certificate holders shall be preserved, should the Company undertake such financial operations as shall render such an adjustment necessary;
- where applicable, the impact of the issue upon the situation of the stockholders in respect of their share of capital and reserves and, in theoretical terms, upon the stock market value of shares, taking account of existing shares and of shares to be issued under the terms of the present authorization, together with other securities which are liable to confer access to capital, whereby it is stipulated that procedures for the operation concerned shall be described at the time of completion thereof in a supplementary report which shall be published for stockholders in the form for which the law provides;

And, in general, the conclusion of all agreements, the enactment of all measures, the completion of all appropriate formalities for the issue and financial servicing of the said bonds and scrip certificates, the confirmation, at the appropriate time, of the number and value of shares issued by way of the exercise of scrip certificates, and the completion of formalities subsequent to increases in capital, including the associated amendment of the Articles of Association.

The present authorization supersedes those adopted, and having regard to the same object, by the Extraordinary General Meeting of stockholders of 12th June 1998, in respect of the authorization for an issue with the maintenance of stockholders' preferential subscription rights, and by the Mixed General Meeting of stockholders of 18th May 2001 in respect of the authorization of an issue with the cancellation of these preferential subscription rights.

Fifteenth resolution (*Composite transferable securities*)

The General Meeting, having heard the Managing Partners' report, the special Auditors' report and the report of the Supervisory Board,

Having taken due note of the consent of each of the general partners,

And ruling in accordance with the quorum and applicable conditions for a majority decision by an Extraordinary General Meeting,

Hereby authorizes, in accordance with the provisions of Article L.228-92 of the French Commercial Code, the issue, in one or more stages, in France and/or on the Single European Market, where applicable, of transferable securities conferring entitlement by way of conversion, exchange, reimbursement, presentation of a certificate or by any other means to the allotment, at any time or at a date certain, of shares which are or which shall be issued for this purpose and which shall represent a proportion of capital, including transferable securities issued under the terms of Article L 228-93 of the French Commercial Code. This issue may be undertaken with or without the cancellation of the preferential subscription rights of stockholders, whereby it is stipulated that:

- in case of cancellation, the Managing Partners or one of the Managing Partners may confer upon stockholders an option for priority subscription in respect of all or part of issue, during a time period and subject to conditions which shall be defined by the

Managing Partners or by one of them. This priority subscription shall not give rise to the creation of transferable or negotiable entitlements, but may be exercised on a reducible or irreducible basis at the discretion of the Managing Partners or one of the Managing Partners.

- in case of the maintenance of preferential subscription rights, the stockholders shall be entitled to exercise, under the terms for which the law provides, their entitlement to an irreducible subscription. In addition, the Managing Partners or one of the Managing Partners shall be empowered to confer upon stockholders a reducible subscription entitlement to a higher number of transferable securities than those represented by the irreducible subscription entitlement of the latter, in proportion to the subscription entitlements which they shall hold and, in any case, subject to the limits of their demand.

Hereby rules that, in respect of the said transferable securities and those to which the latter might subsequently confer entitlement:

- the nominal amount of debt securities conferring immediate access and/or access at a future date certain to Company shares and which are liable to be issued under the terms of the present authorization shall not exceed a maximum of one billion euros or the equivalent thereof in any other currency or monetary unit based upon a number of currencies;
- the nominal amount of increases in capital shall not exceed one hundred million euros which may be raised, where applicable, by the nominal value of shares to be issued in order to preserve the interests of the bearers of transferable securities conferring entitlement to Company shares.

Hereby rules that the present authorization shall be issued for a term of five years, excepting the application of shorter time periods for which the law provides in case of the cancellation of the preferential subscription entitlements of stockholders.

Hereby rules that the said authorization shall entail the automatic waiver, in favor of the holders of transferable securities conferring entitlement to Company shares at a future date certain, of the preferential subscription entitlements of stockholders to shares which shall be issued in favor of the said holders.

Hereby assigns to the Managing Partners, or to one of the Managing Partners, full authority for the implementation of the present authorization and for the specific determination of the following:

- dates and procedures for the issue of transferable securities to be created, together with the form and characteristics thereof, specifically their rates of interest and procedure for payment, which might be in the form of shares issued by the Company which shall represent a proportion of capital, their term, their reimbursement price, conditions of redemption and reimbursement and, where applicable, conditions for the repurchase thereof and their subordination ranking;
- conditions under which the said transferable securities shall confer entitlement to Company shares and the conditions of any adjustment to be applied for the preservation of the entitlements of the holders of these transferable securities, should the Company undertake such financial operations as shall render such an adjustment necessary;

- the amount of the issue, prices and conditions of issue, specifically means of payment and dates for the assumption of possession of shares to be issued, which may be retroactive;
- where applicable, the impact of the issue upon the situation of stockholders in respect of their share of capital and reserves and, in theoretical terms, upon the stock market value of shares, taking account of existing shares and of shares to be issued under the terms of the present authorization, together with other securities which are liable to confer access to capital, whereby it is stipulated that procedures for the operations concerned shall be described at the time of completion thereof in a supplementary report which shall be published for stockholders in the form for which the law provides;

And, in general, the imposition of any relevant charges upon the issue premium or premiums, specifically costs incurred in respect of the issue concerned, the conclusion of all agreements, the enactment of all measures, the completion of all appropriate formalities for the issue and financial servicing of the said transferable securities, the confirmation, at the appropriate time, of the number and the value of shares issued under the terms of these operations and the completion of formalities subsequent to increases in capital by the associated amendment of the Articles of Association.

The present authorization supersedes the resolution with the same object adopted by the Extraordinary General Meeting of stockholders held on 12th June 1998.

Sixteenth resolution *(Independent share script certificates)*

The General Meeting, having heard the Managing Partners' report, the special Auditors' report and the report of the Supervisory Board,

Having taken due note of the consent of each of the general partners,

And ruling in accordance with the quorum and applicable conditions for a majority decision by an Extraordinary General Meeting,

Hereby authorizes the issue, in one or more stages in France and/or on the Single European Market where applicable, on the international market and on foreign markets, of Company scrip certificates with or without the cancellation of the preferential subscription rights of stockholders, whereby it is stipulated that, in case of the cancellation of the said rights and where the said issue is undertaken on the French market and/or on the Single European Market, the said stockholders shall enjoy a right of priority subscription in respect of all or part of the issue, which may be the subject of a reducible subscription and which shall not give rise to the creation of transferable or negotiable entitlements.

Hereby rules that:

- the nominal amount of the increase in capital associated with shares to which these certificates shall confer entitlement shall not exceed one hundred million euros, subject to the addition, where applicable, of the nominal value of shares issued in order to preserve the interests of the holders of allotment or subscription rights in respect of other transferable securities;

- the present authorization shall be issued for a term of five years and shall entail the explicit waiver on the part of stockholders, in favor of certificate holders, of their preferential subscription rights in respect of shares which shall be issued to the said holders by way of the exercise of certificates, whereby the period for the exercise of certificates shall be limited to five years with effect from their date of issue; in case of the cancellation of the preferential subscription rights of stockholders, the term of this authorization shall be reduced from five years to one year and the period for the exercise of certificates shall be limited to five years with effect from their date of issue.

Hereby assigns to the Managing Partners, or to one of the Managing Partners, full authority for the issue of the said certificates, the definition of procedures for the issue thereof and for the specific determination of the following:

- the characteristics of shares which are to be the subject of the issues concerned and the conditions for the issue of the said shares;
- any procedures for the priority subscription of certificates;
- subscription procedures in case of the exercise of certificates and dates for the assumption of ownership of shares, which may be retroactive;
- procedures for the adjustment of subscription bases defined at the outset in order to preserve the entitlements of certificate holders, should the Company undertake such financial operations as shall render such an adjustment necessary;
- the impact of the issue upon the situation of stockholders in respect of their share of capital and reserves and, in theoretical terms, upon the stock market value of shares, taking account of existing shares and shares to be issued under the terms of the present authorization, together with other securities which are liable to confer access to capital, whereby it is stipulated that procedures for the operation concerned shall be described at the time of completion thereof in a supplementary report which shall be published for stockholders in the form for which the law provides.

And, in general, the conclusion of all agreements, the enactment of all measures, the completion of all appropriate formalities for the issue and financial servicing of the said transferable securities, the confirmation, at the appropriate time, of the number and the value of shares issued by the way of the exercise of certificates and the completion of formalities subsequent to increases in capital, including the associated amendment of the Articles of Association.

The present authorization supersedes those adopted, and having regard to the same object, by the Extraordinary General Meeting of stockholders of 12th June 1998, in respect of the authorization for an issue with the maintenance of stockholders' preferential subscription rights, and by the Mixed General Meeting of stockholders of 18th May 2001 in respect of the authorization of an issue with the cancellation of these preferential subscription rights.

Seventeenth resolution *(Increase in capital reserved for employees of the Company and of Group member companies under the terms of law n° 2001-152 of 19th February 2001 on save-as-you-earn schemes)*

The General Meeting, having heard the Managing Partners' report, the special Auditors' report and the report of the Supervisory Board,

Having taken due note of the consent of each of the general partners,

And ruling in accordance with the quorum and applicable conditions for a majority decision by an Extraordinary General Meeting,

Hereby authorizes the Managing Partners or one of the Managing Partners, in accordance with the provisions of Articles L 443-1 and following of the Code of Labor and Articles L 225-129 VI paragraph 2 et L 225-138 IV of the French Commercial Code, to undertake an increase in capital, in one or more stages, by way of the issue of new shares which shall be reserved for the employees of the Company and of undertakings, whether French or foreign, which are associated with the Company within the meaning of the provisions of Article L 225-180 of the French Commercial Code and who, in the case of employees in France, are members of a Group savings scheme.

Hereby rules that:

- the preferential subscription rights of stockholders to any shares which shall be issued under the terms of the present authorization shall be cancelled in favor of the said employees;
- the term of the present authorization shall be fixed at five years with effect from the date of the present General Meeting;
- the maximum nominal amount of increases in capital to be undertaken under the terms of the present authorization shall be fixed at 2,840,000 euros, or 1% of the current capital.

And hereby assigns to the Managing Partners, or to one of the Managing Partners, full authority for the implementation of the present authorization, specifically with regard to the following:

- the definition of the list of French or foreign undertakings referred to above, whose employees are members of a savings scheme and who shall be entitled to participate in the increase in capital adopted by the present resolution;
- the definition, within the limits for which the law provides, of conditions to be fulfilled by the said employees in order to qualify for participation in the said increase in capital;
- the definition of the number of shares to be issued, which shall immediately be treated in the same way as other shares, and the definition of the issue price in accordance with the provisions of Article L.443-5 paragraph 2 of the Code of Labor;
- the definition of time limits and procedures for the subscription and paying-up of the new shares;
- and, in general, the implementation of such measures as shall be necessary and appropriate to the definitive completion of the increase or successive increases in capital, specifically by way of the associated amendment of the Articles of Association.

The present authorization, in respect of any part of the nominal amount which shall not be utilized, shall supersede the resolution having the same object and adopted by the Mixed General Meeting of stockholders of 18th May 2001.

Eighteenth resolution *(Limitation of the overall amount of increases in capital and of credit bonds and other certificates of debt conferring access to capital)*

The General Meeting, having heard the Managing Partners' report and the report of the Supervisory Board,

Having taken due note of the consent of each of the general partners,

And ruling in accordance with the quorum and applicable conditions for a majority decision by an Extraordinary General Meeting,

Hereby rules as follows:

- the maximum nominal amount of increases in capital, whether immediate or at a future date certain, which are liable to be undertaken under the terms of the tenth resolution and of resolutions twelve to sixteen above shall be limited to one hundred million euros, whereby it is stipulated that this nominal amount may be raised, where applicable, by the nominal value of shares to be issued in order to preserve the allotment or subscription entitlements of the holders of other transferable securities;
- the maximum nominal amount of credit bonds and other certificates of debt which are liable to be issued under the terms of the resolutions referred to above shall be limited to one billion euros or the equivalent thereof in any other currency or monetary unit based upon a number of currencies.

Nineteenth resolution *(Authorization for the cancellation of shares)*

The General Meeting, having heard the Managing Partners' report, the special Auditors' report and the report of the Supervisory Board,

Having taken due note of the consent of each of the general partners,

And ruling in accordance with the quorum and applicable conditions for a majority decision by an Extraordinary General Meeting,

- Hereby authorizes, in accordance with the provisions of Article L 225-209 of the French Commercial Code, the cancellation in one or more stages of all or part of the Company shares which shall be acquired by the latter under the terms of the authorization which is the object of the ninth resolution above, and of any previously agreed authorization for share repurchase programs;
- Hereby assigns to the Managing Partners, or to one of the Managing Partners, full authority for the reduction of capital by way of the cancellation of Company shares acquired by the latter, subject to a limit of 10% of capital in any two-year period, for the definition of the definitive amount of the reduction in capital and procedures for the

implementation thereof, for the regulation of any entitlement of creditors to lodge objections, for the entry of the difference between the net book value of cancelled shares and the nominal amount of the reduction in capital under all available items for premiums and reserves, for the definitive conservation of the operation, for the corresponding amendment of Article 6 paragraph 1 of the Articles of Association and, in general, for the implementation of such measures as shall be necessary and appropriate.

The present authorization shall be issued for a term of five years with effect from the date of the present Meeting and, in respect to any part of the nominal amount which shall not be utilized, shall supersede the resolution having the same object and adopted by the Extraordinary General Meeting of stockholders of 11th June 1999.

Twentieth resolution *(Amendment of the statutory composition of the Supervisory Board)*

The General Meeting, having heard the Managing Partners' report and the report of the Supervisory Board,

Having taken due note of the consent of each of the general partners,

And ruling in accordance with the quorum and applicable conditions for a majority decision by an Extraordinary General Meeting,

Hereby rules that the maximum number of members of the Supervisory Board shall be raised from seven to ten, and that the text of Article 15 paragraph 1 of the Articles of Association shall be amended accordingly as follows:

Article 15, paragraph 1:

"The Company shall appoint a Supervisory Board which shall comprise a minimum of three members and a maximum of ten members and who shall be appointed exclusively from stockholders other than partners."

Twenty-first resolution *(Option for the electronic submission of proxy forms and mail voting forms in advance of any Meeting, and the corresponding amendment of Article 22 of the Articles of Association)*

The General Meeting, having heard the Managing Partners' report and the report of the Supervisory Board,

Having taken due note of the consent of each of the general partners,

And ruling in accordance with the quorum and applicable conditions for a majority decision by an Extraordinary General Meeting,

Hereby rules that, in accordance with provisions of Decree n° 2002-803 of 3rd May 2002, the Articles of Association shall include an option whereby stockholders shall be entitled to submit their proxy form and mail voting form by electronic means in advance of any Meeting, and that the text of Article 22 of the Articles of Association shall be amended accordingly:

Article 22, paragraphs 5 and 6:

Paragraph 6 shall be renumbered paragraph 5, and shall be worded as follows:

"Subject to the conditions defined by the law and regulations, stockholders shall be entitled to appoint another stockholder, who shall be present at the Meeting, or their spouse as their representative at a General Meeting, or to vote by post, in which case they shall submit their proxy form and mail voting form in advance of the Meeting, either by post or by an electronic form of telecommunication."

Twenty-second resolution *(Harmonization of the Articles of Association with laws and regulations)*

The General Meeting, having heard the Managing Partners' report and the report of the Supervisory Board,

Having taken due note of the consent of each of the general partners,

And ruling in accordance with the quorum and applicable conditions for a majority decision by an Extraordinary General Meeting,

Hereby rules as follows:

- the Articles of Association shall be harmonized with laws and regulations in force, including Order n° 2000-912 of 18th September 2000 for the consolidation of Law n° 66-537 of 24 July 1966 and Law n° 2001-420 of 15 May 2001 with regard to new economic regulations,

- the Articles of Association shall be amended accordingly as follows:

Article 6, paragraph 3:

The reference to "Articles 281 and following of the Law of 24th July 1966" shall be replaced by a reference to "Articles L 228-27 and following of the French Commercial Code".

Article 17, final paragraph:

The reference to "Article 101 and following and 258 of the Law of 24th July 1966" shall be replaced by a reference to "Articles L 225-38 and following and L 226-10 of the French Commercial Code".

Article 19, paragraphs 1, 2 and 4:

The text of these paragraphs shall be replaced by the following :

"Any agreement concluded, whether directly or through the agency of an intermediary, between the Company and one of the Managing Partners, a member of the Supervisory Board, one of the stockholders of the Company holding a share of voting rights in excess of 5% or, in the case of corporate stockholder, the company exercising control of the said share within the meaning of Article L 223-3 of the French Commercial Code, shall be subject to the prior authorization of the Supervisory Board".

"The same shall apply to any agreements in which one of the above persons shall be directly involved."

"The same shall apply to agreements concluded between the Company and another undertaking, where one of the Managing Partners or members of the Supervisory Board of the Company is the owner, partner with unlimited liability, director, administrator, general manager, member of the management board or member of the supervisory board of the said undertaking."

"The interested party shall undertake to notify the Supervisory Board immediately they shall become aware of an agreement which shall be subject to authorization, and shall not be entitled to vote on the authorization sought."

Article 24, paragraph 1:

The text of this paragraph shall be replaced by the following :

"The Ordinary General Meeting shall comprise all stockholders, regardless of the number of shares that they shall hold, provided that any payments due in respect of the latter have been fully discharged."

Article 25, paragraph 1:

Removal of the discharge from liability of the members of the controlling authorities of the Company to be conferred by the Annual General Meeting and, correspondingly, of the terms "shall or shall not issue a discharge from liability in respect of their functions."

Article 26 paragraph 3:

The text of this paragraph regarding the quorum required for Extraordinary General Meetings of stockholders shall be amended as follows:

The terms "one half and, in response to a second summons, one quarter of voting shares" shall be replaced by the following: "one third and, in response to a second summons, one quarter of the voting shares"

Article 27, paragraphs 1 and 2:

- 1st paragraph: the reference to "Article 262 of the law of 24th July 1966" shall be replaced by a reference to "Article L 226-14 of the French Commercial Code".
- 2nd paragraph: further to the amendment of Article 25 paragraph 1, as indicated above, the terms "discharges from liability to be acknowledged" shall be deleted.

Article 30, paragraph 2:

The reference to "Article 345 of the law of 24th July 1966" shall be replaced by a reference to "Article L 232-10 of the French Commercial Code".

*
* *

Any stockholder who is entered in the Company's register of stockholders no later than five days in advance of the date of the meeting will be entitled to attend that meeting, or to appoint another stockholder or their spouse as proxy, regardless of the number of shares which they hold.

The ten days' time limit for the stockholders complying with the requirements of Article 128 of Decree n°67-236 dated 23rd March 1967, to send to the Head Office, subject to the statutory forms and conditions, their projects of resolutions to be added to the Meeting's agenda, shall run from the date when the present Notice of Meeting is issued.

The Managing Partners.

COMPAGNIE GENERALE DES ETABLISSEMENTS MICHELIN (MICHELIN & CIE)
Partnership limited by shares
Common stock of €283,585,460
Registered office – 12 Cours Sablon, Clermont-Ferrand, France
Registered in Clermont-Ferrand, France under no. RCS 855 200 887

Balance Sheet at December 31, 2002

In euros

Assets	2002			2001
	Cost	Depreciation, amortization, provisions	Net	Net
FIXED ASSETS				
Intangible assets				
Patents, licenses and other rights	9,751,120.15	9,751,120.15	–	–
Other intangible assets	61,296.21	47,175.68	14,120.53	15,404.21
Prepayments	–	–	–	–
	9,812,416.36	9,798,295.83	14,120.53	15,404.21
Property and equipment				
Land	102,469.01	–	102,469.01	102,469.01
Buildings	1,809,422.59	1,703,998.16	105,424.43	131,600.06
Other	383,805.27	370,430.92	13,374.35	19,314.42
Assets under construction	–	–	–	–
Prepayments	–	–	–	–
	2,295,696.87	2,074,429.08	221,267.79	253,383.51
Investments (1)				
Shares in subsidiaries and affiliates	2,781,046,491.14	331,464,701.31	2,449,581,789.83	2,246,260,185.72
Loans and advances to subsidiaries and affiliates	1,833,129,687.45	–	1,833,129,687.45	1,338,432,448.64
Other equity interests	3,788,198.35	–	3,788,198.35	3,788,198.35
Loans	914.69	–	914.69	78,176.69
Other investments	681.45	–	681.45	681.45

		4,617,965,973.08	331,464,701.31	4,286,501,271.77	3,588,559,690.85
	(I)	4,630,074,086.31	343,337,426.22	4,286,736,660.09	3,588,828,478.57
CURRENT ASSETS					
Accounts receivable		276,396,910.28	--	276,396,910.28	475,581,859.38
Cash equivalents					
Own shares		44,183,324.18	2,674,506.46	41,508,817.72	153,403,931.85
Other marketable securities		656.08	15.78	640.30	640.30
		44,183,980.26	2,674,522.24	41,509,458.02	153,404,572.15
Cash		114,392.56	--	114,392.56	144,961.95
ACCRUALS					
Prepaid expenses (2)		262,260.19	--	262,260.19	8,579.87
	(II)	320,957,543.29	2,674,522.24	318,283,021.05	629,139,973.35
Deferred charges	(III)	928,434.92	--	928,434.92	1,224,692.30
Bond call premiums	(IV)	--	--	--	--
Conversion losses	(V)	--	--	--	--
Total assets (I + II + III + IV + V)		4,951,960,064.52	346,011,948.46	4,605,948,116.06	4,219,193,144.22
(1) o/w due in less than one year				1,823,963,661.00	880,096,430.48
(2) o/w due in more than one year				--	--

Liabilities and shareholders' equity		2002	2001
SHAREHOLDERS' EQUITY			
Common stock		283,585,460.00	269,431,746.00
Paid-in capital in excess of par		1,806,789,082.84	1,609,475,573.81
Revaluation reserve		531,142,169.63	530,990,252.63
Other reserves		1,117,680,239.27	802,517,019.16
Retained earnings		44,586,519.78	45,587,019.80
Net income		332,387,387.56	452,871,105.91
Untaxed reserves		61,597,677.21	61,597,677.21
	(I)	4,177,768,536.29	3,772,470,394.52
PROVISIONS FOR CONTINGENCIES AND CHARGES			
Provisions for contingencies		--	--
Provisions for charges		--	--
	(II)	--	--
LIABILITIES (1)			
Convertible bonds		10,104.38	10,119.94
Other bonds		322,612,421.83	322,612,452.32
Bank borrowings (2)		--	--
Other long and short-term debt (2)		32,950,922.60	32,416,561.26
Accrued taxes and payroll costs		4,732,544.32	7,043,658.52
Due to suppliers of fixed assets		--	--
Other liabilities		67,871,978.60	84,637,545.60
		428,177,971.73	446,720,337.64
ACCRUALS			

Deferred income (1)		1,608.04	2,412.06
	(III)	428,179,579.77	446,722,749.70
Conversion gains	(IV)	-	-
Total liabilities and shareholders' equity (I + II + III + IV)		4,605,948,116.06	4,219,193,144.22
(1) o/w due in more than one year		304,899,642.04	304,900,446.06
o/w due in less than one year		123,279,937.73	141,822,303.64
(2) o/w short-term bank loans and overdrafts		--	-

COMPAGNIE GENERALE DES ETABLISSEMENTS MICHELIN (MICHELIN & CIE)
Partnership limited by shares
Common stock of €283,585,460
Registered office – 12 Cours Sablon, Clermont-Ferrand, France
Registered in Clermont-Ferrand, France under no. RCS 855 200 887

Statement of income
for the year ended December 31, 2002

in euros

	2002	2001
Operating revenue (1)		
Royalties (including export revenues: 314,479,529.56)	364,877,827.54	364,240,518.88
Other revenues	193,822.23	149,649.82
Total operating revenues (I)	365,071,649.77	364,390,168.70
Operating expense (2)		
External charges	272,959,344.61	253,306,946.14
Taxes other than on income	2,008,104.25	1,998,531.22
Wages and salaries	1,409,510.18	1,110,087.78
Payroll taxes	462,332.27	435,795.99
Depreciation and amortization:		
. Fixed assets	1,124,238.00	1,868,860.06
. Deferred charges	–	--
Other expenses	4,979,180.87	16,105,309.39
Total operating expenses (II)	282,942,710.18	274,825,530.58
OPERATING INCOME (I - II)	82,128,939.59	89,564,638.12

Interest and other investment income		
Dividends from subsidiaries and affiliates (3)	237,832,105.50	388,989,800.76
Interest income (3)	6,034.55	31,203.36
Reversals of allowances for impairment in value	8,727,092.46	9.01
Exchange gains	133,968.20	143,991.74
Net gains on sales of marketable securities	8,302,250.80	17,777.40
Total Interest and other investment income (III)	255,001,451.51	389,182,782.27
Interest and other investment expense		
Charges to allowances for impairment in value	296,257.38	2,253,809.40
Interest expense (4)	21,561,497.60	22,466,848.18
Exchange losses	782,758.04	340,022.30
Net losses on sales of marketable securities	2,652,858.76	703,526.58
Total interest and other investment expense (IV)	25,293,371.78	25,764,206.46
NET INTEREST AND OTHER INVESTMENT INCOME (III - IV)	229,708,079.73	363,418,575.81
INCOME FROM ORDINARY ACTIVITIES (I - II + III - IV)	311,837,019.32	452,983,213.93
Non-recurring income		
From revenue transactions	7,476.00	384,446.96
From capital transactions	2,268,260.47	9.16
Reversals of allowances	32,000,000.00	-
Total non-recurring income (V)	34,275,736.47	384,456.12
Non-recurring expense		
On revenue transactions	-	75,298.61
On capital transactions	536,672.23	5,780.53
Charges to allowances	-	-

Total non-recurring expenses (VI)		536,672.23	81,079.14
NET NON-RECURRING INCOME (V - VI)		33,739,064.24	303,376.98
INCOME TAX (VII)		13,188,696.00	415,485.00
TOTAL REVENUES	(I + III + V)	654,348,837.75	753,957,407.09
TOTAL EXPENSES	(II + IV + VI + VII)	321,961,450.19	301,086,301.18
NET INCOME		332,387,387.56	452,871,105.91
(1) o/w revenues relating to prior years		--	--
(2) o/w expenses relating to prior years		--	--
(3) o/w revenues from related party transactions		237,544,879.00	388,479,030.53
(4) o/w expenses from related party transactions		1,126,455.00	2,022,392.00

COMPAGNIE GENERALE DES ETABLISSEMENTS MICHELIN (MICHELIN & CIE)

Partnership limited by shares

Common stock of €283,585,460

Registered office: 12 Cours Sablon, Clermont-Ferrand, France

Registered in Clermont-Ferrand, France under no. R.C.S. 855 200 887

Appropriation of 2002 net income

In euros

Amounts to be appropriated

Retained earnings brought forward from prior year		44,586,519.78
Net income		332,387,387.56

Recommended appropriations

Legal reserve	1,415,371.40	
Special long-term capital gains reserve	7,302,557.00	
Dividend	131,867,238.90	
Income attributed to the General Partners in accordance with the bylaws	6,144,852.81	
Tax on distributed earnings	28,574,949.00	
Other reserves	150,000,000.00	
Retained earnings	51,668,938.23	
Total	**376,973,907.34**	**376,973,907.34**

NOTES TO THE FINANCIAL STATEMENTS

The Company's total assets at December 31, 2002 amounted to €4,605,948,116.06.

Income statement totals for the year are as follows, in euros:

- Total revenues	654,348,837.75
- Total expenses	321,961,450.19
Net income for the year	332,387,387.56

The Company's financial year covers the 12 months from January 1 to December 31.

The following notes form an integral part of the financial statements.

Significant events of the year

Significant events of the year are discussed in the Managing Partners' report to the Annual Shareholders' Meeting to be called to approve the 2002 financial statements.

Summary of significant accounting policies

The financial statements for the year ended December 31, 2002 have been prepared in accordance with generally accepted accounting principles.

There were no changes of accounting method in 2002 compared with prior years.

The main accounting policies applied by the Company are as follows:

a) Intangible assets

"Patents, licenses and other rights" correspond primarily to purchased software. Purchased software is amortized over periods ranging from 12 months to 3 years, depending on the materiality of the amounts involved.

"Other intangible assets" consist of vehicle parking rights, which are amortized over 40 years.

b) Property and equipment

- *Cost*

Property and equipment are stated at historical cost or at valuation, in the case of assets held at the time of the 1976/1978 legal revaluation.

- *Depreciation*

Property and equipment are depreciated by the straight-line method over the following estimated useful lives:

- Buildings 30 years
- Equipment: 10 years, except for computer equipment which is depreciated over five years.

c) Investments

Shares in subsidiaries and affiliates

- Shares in subsidiaries and affiliates are stated at historical cost or at valuation, in the case of assets held at the time of the 1976/1978 legal revaluation.
- Net book values generally do not exceed the Company's equity in the underlying net assets or revalued net assets of the company or group concerned.

Other equity interests

Other equity interests correspond to shareholdings that the Company intends to retain but which are not held for purposes related directly to the Company's business.

Other equity interests are valued by the method described above.

d) Accounts receivable

Accounts receivable are stated at nominal value.

e) Paid-in capital in excess of par

This item corresponds to premiums on shares issued for cash and on conversion of bonds, after deducting related net costs.

f) Untaxed reserves

Substantially all amounts reported under this caption correspond to reinvested capital gains set off against write downs of securities in application of the former Article 40 of the General Tax Code, which were reclassified under "untaxed amortization" prior to the 1976/1978 legal revaluations.

g) Conversion of foreign currencies

Revenues and expenses in foreign currencies are converted at the exchange rate ruling on the transaction date or at the hedging rate.

Receivables and payables in foreign currencies are converted at the year-end exchange rate or at the hedging rate.

Contracts for the forward purchase or sale of foreign currencies that are outstanding at the balance sheet date are recorded in the balance sheet.

h) Deferred charges

Deferred charges correspond to debt issuance costs related to the 1996 bond issue. These costs are being amortized over the life of the bonds.

Fixed assets, depreciation and amortization

Intangible assets and property and equipment representing non-material amounts that are close to being fully depreciated or amortized are not included in the following tables.

FIXED ASSETS



	Cost at January 1, 2002	Additions, accrued interest for the year	Disposals, decreases in accrued interest	Cost at December 31, 2002
Intangible assets	8,720,922	1,091,730	236	9,812,416
Property and equipment	2,301,886	1,961	8,150	2,295,697
	11,022,808	1,093,691	8,386	12,108,113
Investments				
Shares in subsidiaries and affiliates	2,610,410,624	171,169,687	533,820	2,781,046,491
Loans and advances to subsidiaries and affiliates	1,338,432,449	1,179,803,218	685,105,979	1,833,129,688
Other equity interests	3,788,198	--	--	3,788,198
Loans	78,177	--	77,262	915
Other investments	681	--	--	681
	3,952,710,129	1,350,972,905	685,717,061	4,617,965,973
Total	3,963,732,937	1,352,066,596	685,725,447	4,630,074,086

DEPRECIATION AND AMORTIZATION

	At January 1, 2002	Increases	Decreases	At December 31, 2002
Intangible assets	8,705,518	1,093,014	236	9,798,296
Property and equipment	2,048,503	31,224	5,298	2,074,429
	10,754,021	1,124,238	5,534	11,872,725
Deferred charges	1,737,881	296,257	–	2,034,138
Total	12,491,902	1,420,495	5,534	13,906,863

Allowances and provisions



	At January 1, 2002	Increases	Decreases	At December 31, 2002
Untaxed reserves	61,597,677	--	--	61,597,677
Provisions for contingencies and charges:				
Provisions for contingencies	--	--	--	--
Provisions for charges	--	--	--	--
	--	--	--	--
Allowances for impairment in value (1)	375,018,233	--	40,879,009	334,139,224
Total	436,615,910	--	40,879,009	395,736,901
Including movements charged/credited to:				
Operating expense/income		--	--	
Investment and other expense/income		--	8,727,092	
Non-recurring expense/income		--	32,000,000	
Revaluation reserve		--	151,917	

(1) Movements in allowances for impairment in value can be analyzed as follows (in euros)

- Decreases: MFPM shares 32,000,000
  - Other marketable securities 685,736
  - Own shares 8,193,273

Items relating to several balance sheet items



	Transactions involving		Payables or receivables represented by trade notes
	related companies	other entities in which the Company holds an equity interest	
Shares in subsidiaries and affiliates (net book value)	2,449,581,690	--	--
Loans and advances to subsidiaries and affiliates	1,833,129,687	--	--
Other equity interests	--	3,788,198	--
Other receivables	108,849,034	--	--
Other long and short-term debt	32,950,923	--	--
Other liabilities	66,556,173	--	--

Maturities of loans and receivables, payables and long and short-term debt

LOANS AND RECEIVABLES



	Total	Due within one year	Due in more than one year
Fixed assets			
Loans and advances to subsidiaries and affiliates	1,833,129,687	1,823,982,746	9,146,941
Loans	915	915	--
Other investments	681	–	681
Current assets			
Other receivables	276,396,910	238,837,167	37,559,743
Total	**2,109,528,193**	**2,062,820,828**	**46,707,365**

PAYABLES AND LONG AND SHORT-TERM DEBT

	Total	Due within one year	Due in one to five years	Due in more than five years
Convertible bonds	10,104	10,104	--	--
Other bonds	322,612,422	17,714,388	304,898,034 (1)	--
Bank borrowings	–	–	–	--
Other long and short-term debt	32,950,923	32,950,923	–	--
Accrued taxes and payroll costs	4,732,544	4,732,544	–	--
Due to suppliers of fixed assets	–	–	–	--
Other liabilities	67,871,979	67,871,979	--	–
Total	**428,177,972**	**123,279,938**	**304,898,034**	–

(1) 1996 6.7% bonds due February 19, 2006 at par.

Accrued charges



Accrued charges included in the following balance sheet captions:	
Other bonds	17,704,209
Bank borrowings	-
Other long and short-term debt	264,654
Accrued taxes and payroll costs	256,582
Other liabilities	1,179,868
Total	19,405,313

Prepaid expenses and deferred income

Prepaid expenses correspond exclusively to operating expenses.

Prepaid expenses at December 31, 2002 262,260

Revaluation reserve

Revaluation reserve at December 31, 2002 531,142,170

o/w - 32,091 related to land
- 531,110,079 related to shares in subsidiaries and affiliates

Reserves

Reserves at December 31, 2002 break down as follows:

- Legal reserve corresponding in full to long-term capital gains taxed at the reduced rate	26,943,175
- Special long-term capital gains reserve	1,074,116,481
- Other reserves	16,620,583
....	1,117,680,239

Common stock

	Number of shares	Par value
1. Common stock at January 1, 2002	134,715,873	€2
2. Common stock issued during the year	7,076,857	€2
3. Common stock canceled during the year	--	--
4. Common stock at December 31, 2002	141,792,730	€2

Common stock issued during the year

7,076,857 common shares were issued during the year, breaking down as follows: 1,292,143 shares issued in connection with the Employee Stock Ownership Plan launched on April 11, 2002 and 5,784,714 shares issued in connection with the stock-for-stock public tender offer for Compagnie Financière Michelin bearer shares launched by Compagnie Générale des Etablissements Michelin on October 17, 2002.

Stock option plan

In May 2002, the Group issued 716,000 stock options to members of the management teams of the Group's French and foreign companies, excercisable for shares in Compagnie Générale des Etablissements Michelin on a one option for one share basis at an exercise price of €44. Options must be held for a period of four years from the grant date before being exercised. The exercise period is nine years.

Operating revenue



Revenue for the year, consisting entirely of royalties, totaled €364,877,828. This amount breaks down as follows:

- France	50,398,298
- Outside France	314,479,530
	364,877,828

INCOME TAX

Income tax for 2002 amounted to €13,188,696.

Market risks

a) *Interest rate risk*

The Company does not have any interest-rate instruments.

b) Currency risk

At December 31, 2002, the Company had receivables with a net book value of €60 million corresponding to royalties billed to subsidiaries. These receivables, which are denominated in the Group's main trading currencies, have been converted into euros at the year-end exchange rate or at the hedging rate.

c) Equity risk

The Company holds:

- Shares in subsidiaries and affiliates and other equity interests, which are valued taking into account their fair value to the Company and their probable realizable value.

- Marketable securities carried in the balance sheet, whose net book value – €42 million – is equal to their market value.

Management compensation

The Company is administered by Managing Partners ("*Gérants*") who are also general partners ("*associés commandités*") of the Company. As such, they are entitled to a share of the income distributed among all the general partners in accordance with the provisions of the Company's bylaws. The Managing Partners do not receive any compensation or other benefits.

Average number of employees

	Employees on the Company's payroll	Employees seconded to the Company
Management	8	--
Supervisory/technical staff	–	--
Administrative employees	26	--
Service employees	–	1
	34	1

Post-retirement benefit obligations

The Company is liable for the payment of long-service awards to employees on retirement, in accordance with the terms of the applicable collective bargaining agreement. The discounted present value of the related obligation at December 31, 2002 was around €0.6 million. No provision has been recorded for this amount.

Unrecognized deferred tax assets and liabilities

Description of temporary differences	In euros
Unrecognized deferred tax liabilities	--
Unrecognized deferred tax assets	
"Organic" tax provision	612,802
Evergreen tax losses	–
Ordinary tax losses	–
Long-term capital losses taxed at reduced rate	–
Unrecognized deferred tax assets	
- Reduced tax rate (19%)	116,432
- 3% surtax	3,493
- 3.3% surtax	3,842
Total	123,767

Compagnie Générale des Etablissements Michelin

List of subsidiaries and affiliates

In euros

Subsidiaries and affiliates	Common stock (1)	Retained earnings (1)	Percent interest	Book value of shares		Outstanding loans and advances	Guarantees given by the Company	Last published net sales		Last published net income/loss	Dividends received by the Company during the year
				Cost	Net						
A – Detailed information about subsidiaries and affiliates ***(carrying value in excess of 1% of the Company's common stock):***											
1 - Subsidiaries (over 50%-owned)											
Société d'Exportation Michelin Place des Carmes-Déchaux, 63000 Clermont-Ferrand (France)	100,000 euros	2,109,903 euros	100	4,182,057	2,851,030	–	--	3,868,656	P	581,305	500,000
Participation et Développement Industriels S.A. "Pardevi" 23, rue Breschet, 63000 Clermont-Ferrand (France)	18,000,000 euros	68,985,952 euros	99.99	159,727,854	144,367,415	–	–	--	L	10,429,101	50,399,412
Compagnie Financière Michelin Route Louis-Braille 10 et 12, 1763 Granges-Paccot (Switzerland)	1,404,831,200 Swiss francs	2,834,222,534 Swiss francs	98.01	1,673,270,426	1,673,270,426	1,002,705,833	--	–	P	177,607,913	123,354,338
Société de Technologie Michelin 23, rue Breschet, 63000 Clermont-Ferrand (France)	15,200,000 euros	3,497,048 euros	99.99	15,243,987	15,243,987	--	–	152,612,514	P	2,422,411	1,800,000
Spika S.A. 23, rue Breschet, 63000 Clermont-Ferrand (France)	3,000,000 euros	33,192,937 euros	99.99	25,914,519	25,914,519	46,826,663	–	–	P	6,098,488	–
2 - Affiliates (10% to 50%-owned)											
Manufacture Française des Pneumatiques Michelin Place des Carmes-Déchaux, 63000 Clermont-Ferrand (France)	304,000,000 euros	463,391,894 euros	39.99	902,534,145	587,934,412	774,047,837	--	3,925,741,581	P	25,148,749	–
B – Aggregate information about other subsidiaries and affiliates											
1 – Subsidiaries not listed under A:											
- French companies				–	--	--	--				--
- Foreign companies				81,833	--	--	--				153,669
2 – Affiliates not listed under A:											
- French companies				433	–	–	–				
- Foreign companies				91,238	–	–	–				

(1) In local currency.

Michelin Group

Consolidated Balance Sheet at December 31, 2002

Assets	2002	2001
Issued, uncalled capital	0	0
Fixed assets		
Goodwill	307,360	319,408
Intangible assets	135,395	114,739
Property, plant and equipment	5,772,157	6,409,851
Investments	456,907	415,561
Investments at equity	58,340	77,576
	6,730,159	7,337,135
Current assets		
Inventories	2,860,284	3,302,052
Trade receivables	3,145,496	3,389,533
Other receivables, prepaid expenses and accrued income	2,366,111	2,414,141
Cash equivalents	418,563	176,389
Cash	790,505	762,625
	9,580,960	10,044,740
Total assets	16,311,118	17,381,875

Liabilities and Stockholders' Equity	2002	2001
Stockholders' equity		
Common stock (1)	283,585	269,432
Paid-in capital in excess of par (1)	1,806,789	1,609,476
Retained earnings (2)	2,238,462	2,117,475
	4,328,836	3,996,383
Minority interests	173,431	329,540
Stockholders' equity including minority interests	4,502,267	4,325,923
Provisions for contingencies and charges	3,443,844	3,958,649
Liabilities		
Subordinated debt	0	1,026,598
Long and short-term debt	5,026,998	4,793,869
Trade payables	1,424,855	1,451,246
Other payables, deferred income and accrued expenses	1,913,154	1,825,590
	8,365,007	9,097,303
Total liabilities and stockholders' equity	16,311,118	17,381,875

(1) Parent company

(2) Including net income for the year	580,803	295,967

Michelin Group

Consolidated Statement Of Income For The Year Ended December 31, 2002

(in thousands of euros)

	2002	2001
Operating revenue		
Net sales	15,645,074	15,774,608
Reversals of allowances	10,982	21,216
Other operating revenues	455,099	491,670
	16,111,155	16,287,494
Operating expenses		
Purchases used in production	5,290,864	5,585,622
Payroll costs	5,152,143	5,241,525
Other operating expenses	3,255,493	3,232,384
Taxes other than on income	231,713	232,054
Depreciation and amortization	891,383	937,961
Charges to allowances and provisions	64,360	17,777
	(14,885,956)	(15,247,323)
Operating income	1,225,199	1,040,171
Net interest expense	(260,257)	(320,779)
Operating income from ordinary activities	964,942	719,392
Net non-recurring income and expense	75,209	(28,906)
Income taxes	(382,455)	(329,712)
Net income of fully-consolidated companies	657,696	360,774

Income (losses) from companies accounted for by the equity method	(11,570)	(12,834)
Amortization of goodwill	(31,641)	(33,996)
Net income before minority interests	614,485	313,944
Minority interests	(33,682)	(17,977)
Net income	580,803	295,967
Basic earnings per share (in €)	4.28	2.20
Diluted earnings per share (in €)	4.28	2.20

Consolidated Statement of Cash Flows (in thousands of euros)	2002	2001
Cash flows from operating activities		
-Net income before minority interests	614,485	313,944
Adjustments to reconcile net income before minority interests to net cash provided by operating activities:		
-Depreciation and amortization	943,113	976,877
-Allowances, provisions and deferred taxes	(256,956)	326,398
-Net gains on disposals of assets	(69,130)	(290,702)
-Other	(6,109)	(3,911)
Cash flow	1,225,403	1,322,606
-Change in inventories	142,632	281,063
-Change in receivables	(39,302)	(3,795)
-Change in payables	65,295	(218,294)
-Other changes in working capital	140,346	(119,060)
Net change in working capital	308,971	(60,086)
Net cash provided by operating activities	**1,534,374**	**1,262,520**
Cash flows from investing activities		
-Additions to property, plant and equipment and intangible assets	(966,959)	(1,316,714)
-Additions to investments	(219,697)	(240,270)
Total	(1,186,656)	(1,556,984)
Proceeds from disposals of property, plant and equipment and -intangible assets	157,470	60,734
-Proceeds from disposals of investments	158,005	424,499
Total	315,475	485,233
Net investment for the period	(871,181)	(1,071,751)
Impact of changes in Group structure	140	(4,268)
Net change in working capital	(26,140)	121,931
Net cash (used) by investing activities	**(897,181)**	**(954,088)**
Cash flows from financing activities		
-Employee share issue	27,389	-
-Expenses related to the stock-for-stock offer	(1,494)	-
-Dividends paid to parent company shareholders	(113,435)	(104,662)

-Other dividends paid	(54,216)	(78,087)
Total	(141,756)	(182,749)
Change in long and short-term debt	(201,533)	(162,619)
Net change in working capital	(5,845)	39,743
Net cash (used) by financing activities	**(349,134)**	**(305,625)**
Effect of exchange rate changes on cash and cash equivalents	(18,005)	5,730
Change in cash and cash equivalents	**270,054**	**8,537**
Cash and cash equivalents at beginning of period	**939,014**	**930,477**
Cash and cash equivalents at the period-end	**1,209,068**	**939,014**
including - Cash	790,505	762,625
- Cash equivalents	418,563	176,389

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AT DECEMBER 31, 2002

CONSOLIDATION PRINCIPLES

The consolidated financial statements have been prepared in accordance with French generally accepted accounting principles, including standard CRC 99-02 published by the *Comité de la Réglementation Comptable* dealing with consolidated financial statements.

Basis of consolidation

- Manufacturing, sales and finance companies, special purpose entities and other entities that are controlled by Compagnie Générale des Etablissements Michelin, directly or indirectly, are fully consolidated.

- Companies that are between 20% and 50%-owned by Compagnie Générale des Etablissements Michelin, directly or indirectly, are accounted for by the equity method.

- As allowed under Article L.233-19 the French *Code de Commerce*, certain companies are not consolidated, either because they are not material in relation to the Group as a whole or because of substantial and lasting restrictions on transfers of funds to other Group companies.

Accounting policies

1. All consolidated companies have a December 31 year-end. The consolidated financial statements are prepared from the financial statements of the individual Group companies submitted for approval at their respective Annual Shareholders' Meetings, as adjusted to comply with Group accounting policies and presentation rules.

2. The financial statements of foreign subsidiaries outside the euro zone are translated into euros as follows:

   - Balance sheet items are translated at the year-end exchange rate.

   - Income statement items are translated at the average rate for the year.

   The financial statements of subsidiaries operating in countries with hyperinflationary economies are:

   - either translated into the functional currency of their economic environment,

   - or translated at the year-end rate, after revaluation of non-monetary assets and liabilities in accordance with published local indices.

   Differences arising from the translation of opening balance sheet items and net income at the year-end rate are recorded in stockholders' equity under "Retained earnings", with minority interests shown separately.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements for the year ended December 31, 2002 have been prepared on a going concern basis in accordance with generally accepted accounting principles.

The main accounting policies applied are as follows:

a) Goodwill

Goodwill represents the difference between the cost of shares in consolidated companies and the Group's equity in the underlying net assets after fair value adjustments to identifiable assets and liabilities.

Goodwill arising on acquisition of manufacturing companies is amortized on a straight-line basis over 20 years. At each year-end, the carrying value is reviewed for impairment and, where necessary, the amortization period is reduced.

Goodwill arising on acquisition of non-manufacturing companies is amortized in full in the year of acquisition.

Negative goodwill is written back to the income statement to reflect changes in the risk associated with the acquired companies.

b) Intangible assets

Other intangible assets consist mainly of purchased and internally-developed software, amortized over periods ranging from one to three years, and purchased goodwill representing small amounts, amortized in full in the year of acquisition. Research and development costs are not capitalized.

c) Property, plant and equipment

Property, plant and equipment are stated at purchase or production cost.

Effective from January 1, 1999, assets acquired under finance leases are recorded under assets and an obligation in the same amount is recorded under liabilities.

Depreciation is calculated on a straight-line basis over the average useful life of the assets. The main useful lives applied are as follows:

- buildings: 25 years
- Plant and equipment: 7 to 12 years
- Other: 2 to 12 years

If the carrying amount of property, plant and equipment exceeds their net realizable value, an impairment charge is recorded.

d) Investments

Investments in non-consolidated companies are stated at the lower of cost and market. Market value corresponds to the stock market price in the case of quoted investments and the Group's equity in the underlying net assets in all other cases.

Other investments are also stated at cost and an impairment charge is recorded where necessary.

e) Inventories

Inventories are stated at purchase or production cost, determined by the weighted average cost method.

Where necessary, finished product inventories are written down to net realizable value.

f) Trade receivables

Trade receivables are stated at nominal value, including receivables sold to special purpose entities in connection with securitizations. Allowances for doubtful accounts are determined on a case by case basis or according to the age of the receivables.

The methods used to convert foreign currency receivables into euros are described in note k.

g) Other receivables, prepaid expenses and accrued income

Prepaid expenses and accrued income include:

- Post-retirement commitments: the excess of the fair value of plan assets, adjusted for unrecognized actuarial gains and losses and prior service costs, over the present value of defined benefit obligations.

- deferred taxes: deferred tax assets arising from deductible temporary differences and tax loss carryforwards, determined separately for each individual company.

The accounting treatment of post-retirement commitments and deferred taxes is described in notes l and m respectively.

h) Provisions for contingencies and charges

A provision is booked when the Group has a present legal or constructive obligation as a result of a past event, where it is probable that an outflow of resources will be required to settle the obligation and the amount of the obligation can be reliably estimated.

The main provisions cover:

- post-retirement and other employee benefit commitments: the excess of the present value of defined benefit obligations over the fair value of the plan assets, adjusted for unrecognized actuarial gains and losses and prior service costs,

- deferred taxes: deferred taxes arising from taxable temporary differences, determined separately for each individual company,

- restructuring: estimated amounts corresponding to measures adopted by the Group and announced before the year-end.

The accounting treatment of post-retirement commitments and deferred taxes is described in notes l and m respectively.

Provisions for contingencies and charges recorded in the accounts of individual Group companies for the sole purpose of complying with local tax laws are reclassified under stockholders' equity, net of deferred taxes.

i) Financial instruments

Currency risks

Group policy consists of hedging exposures to currency risks using various market instruments, including forward contracts and options.

Foreign currency receivables and payables of the same type and with similar maturities are netted off and only the net exposure is hedged.

This is the case of most foreign currency receivables and payables. Hedging contracts are recognized in the balance sheet at the date of inception.

Realized and unrealized profits and losses on hedging instruments are recognized in the income statement, together with hedging costs.

The net investment of Group holding companies in foreign subsidiaries is financed in the holding company's accounting currency.

Interest rate risk

Interest rate risk management policies are coordinated and monitored at Group level with a view to protecting future cash flows and reducing interest-rate volatility.

A ceiling is set on fixed rate borrowings for terms in excess of one year, by currency.

Short-term interest rate risks are managed on a decentralized basis.

j) Investment grants

Investment grants are recorded in liabilities under "Other payables and accruals" and are written back to the income statement over periods not exceeding the depreciation period of the assets financed by the grants.

k) Foreign currency receivables and payables

Foreign currency receivables and payables are converted into euros at the exchange rate ruling on the transaction date. Their value is adjusted at the year-end based on the year-end exchange rate and the resulting exchange difference is recorded in the income statement.

l) Post-retirement and other employee benefit obligations

A summary of related significant accounting policies is provided in note 13.

m) Income taxes

The income tax charge includes both current and deferred taxes. Deferred taxes are calculated by the liability method, on a company-by-company basis, on:

- - temporary differences between the book value of assets and liabilities and their tax basis,
- - tax loss carryforwards, to the extent that their future utilization is considered probable,

Deferred tax assets and liabilities are not discounted.

n) Research and development costs

Research and development costs are expensed in the year in which they are incurred.

o) Net non-recurring income and expense

Non-recurring items correspond to income and expenses not arising in connection with the Group's ordinary activities, including restructuring costs and gains and losses on disposals of fixed assets.

p) Basic earnings per share

Basic earnings per share are calculated by dividing net income by the weighted average number of shares outstanding during the year, including Compagnie Générale des Etablissements Michelin shares carried on the assets side of the balance sheet under "Short-term investments", less any shares canceled during the year.

Diluted earnings per share are calculated by adjusting net income and the weighted average number of shares for the effects of dilutive potential shares. Where the proceeds from exercise of dilutive potential shares are received when the related rights are exercised, the proceeds are assumed to be used to purchase shares at the average market price for the period, in accordance with the treasury stock method.

NOTES TO THE CONSOLIDATED BALANCE SHEET

The consolidated financial statements have been prepared in accordance with French generally accepted accounting principles, including standard CRC 99-02 published by the *Comité de la Réglementation* Comptable dealing with consolidated financial statements.

1. *Goodwill (in thousands of euros)*

Goodwill can be analyzed as follows:

	Cost	Amortization and allowances	Net book value
Goodwill at January 1, 2001	531,669	(248,951)	282,718
Increases	59,166	(34,487)	24,679
Decreases	(24,452)	24,452	--
Translation adjustments and other	23,944	(11,933)	12,011
Goodwill at December 31, 2001	590,327	(270,919)	319,408
Increases	41,409	(29,863)	11,546
Decreases	(694)	694	--
Translation adjustments and other	(61,902)	38,308	(23,594)
Goodwill at December 31, 2002	569,140	(261,780)	307,360

The increase in goodwill at December 31, 2002 primarily corresponds to goodwill arising on acquisition of *Compagnie Financière Michelin bearer shares following the stock-for-stock offer launched on* October 17, 2002.

2. *Intangible assets (in thousands of euros)*

Intangible assets can be analyzed as follows:

	Cost	Amortization and allowances	Net book value
Intangible assets at January 1, 2001	395,674	(273,066)	122,608
Increases	55,628	(72,674)	(17,046)
Decreases	(10,296)	16,143	5,847
Translation adjustments and other	9,928	(6,598)	3,330
Intangible assets At December 31, 2001	450,934	(336,195)	114,739
Increases	94,802	(64,808)	29,994
Decreases	(10,546)	11,090	544
Translation adjustments and other	(45,713)	35,831	(9,882)
Intangible assets at December 31, 2002	489,477	(354,082)	135,395

The main movements in 2002 concern software.

The breakdown by category is as follows:

	Cost	Amortization and allowances	Net book value
Software	415,642	(286,621)	129,021
Other intangible assets	73,835	(67,461)	6,374
Total	489,477	(354,082)	135,395

3. *Property, plant and equipment (in thousands of euros)*

Property, plant and equipment can be analyzed as follows:

	Cost	Amortization and allowances	Net book value
Property, plant and equipment at January 1, 2001	14,797,759	(8,855,245)	5,942,514
Increases	1,261,086	(890,929)	370,157
Decreases	(443,865)	412,662	(31,203)
Translation adjustments and other	230,140	(101,757)	128,383
Property, plant and equipment at December 31, 2001	15,845,120	(9,435,269)	6,409,851
Increases	872,157	(812,443)	59,714
Decreases	(652,053)	579,846	(72,207)
Translation adjustments and other	(1,436,782)	813,581	(625,201)
Property, plant and equipment at December 31, 2002 (1)	14,626,442	(8,854,285)	5,772,157

Capital expenditure for the year ended December 31, 2002 amounted to €872,157 thousand.

The breakdown by category is as follows:

	Cost	Depreciation and allowances	Net book value
Land and buildings	3,342,446	(1,634,685)	1,707,761
Plant and equipment	9,150,914	(5,678,738)	3,472,176
Other	2,133,082	(1,540,862)	592,220
Total	14,626,442	(8,854,285)	5,772,157

	Cost	Depreciation and allowances	Net book value
including assets acquired under finance leases at December 31, 2002	283,130	(50,678)	232,452

4. *Investments (in thousands of euros)*

Investments can be analyzed as follows:

	Cost	Allowances	Net book value
Investments at January 1, 2001	578,664	(127,337)	451,327
Movements for the period	(21,446)	(4,526)	(25,972)
Translation adjustments and other	54,025	(63,819)	(9,794)
Investments at December 31, 2001	611,243	(195,682)	415,561
Movements for the period	67,058	(6,134)	60,924
Translation adjustments and other	(30,049)	10,471	(19,578)
Investments at December 31, 2002	648,252	(191,345)	456,907

The break down by category is as follows:

	Net book value
Investments in non-consolidated companies and other equity interests	1) 67,251
Long-term loans and advances and other investments	389,656
Total	456,907

1) including 2,826,000 Peugeot S.A. shares:
- book value 20,801
- market value 109,818

5. *Investments at equity (in thousands of euros)*

Company	Value at equity at Jan. 1, 2001	Movement for the year	Value at equity at Dec. 31, 2001	Movement for the year	Value at equity at Dec. 31, 2002
Woco Michelin AVS B.V.	65,815	(4,803)	61,012	(5,478)	55,534
Compagnie Générale des Transports Verney	8,946	1,595	10,541	- 10,541	1) --
Sucat Land Corporation	2,884	52	2,936	- 2,218	718
RubberNetwork.com, LLC	--	646	646	- 267	379
Sapphire Energy Recovery Limited	--	391	391	(29)	362
Tekersan Jant Sanayi A.S.	1,456	(1,199)	257	97	354
Other companies	1,838	(45)	1,793	(800)	993
Total	80,939	(3,363)	77,576	(19,236)	58,340

Including:			
Equity in net income (loss)	(12,834)	(11,570)	

1) The shares in Compagnie Générale des Transports Verney were sold on January 25, 2002.

6. *Inventories (in thousands of euros)*

	Dec. 31, 2002	Dec. 31, 2001
Raw materials, semi-finished products and other supplies	961,858	986,784
Finished products	1,990,895	2,437,482
Allowances	(92,469)	(122,214)
Net book value	2,860,284	3,302,052

7. *Trade receivables (in thousands of euros)*

	Dec. 31, 2002	Dec. 31, 2001
Trade receivables	3,261,483	3,498,703
Allowances	(115,987)	(109,170)
Net book value	3,145,496	3,389,533

Substantially all trade receivables are due within one year.

8. *Other receivables, prepaid expenses and accrued income (in thousands of euros)*

	Dec. 31, 2002	Dec. 31, 2001
Other receivables, net (1)	591,679	483,701
Excess of pension plan assets over the related benefit obligations (note 13)	562,644	453,493
Deferred tax assets (note m)	1,128,576	1,391,333
Other accruals	83,212	85,614
Total	2,366,111	2,414,141

(1) including amounts due beyond one year 14,354 13,851

9. *Cash equivalents (in thousands of euros)*

	Dec. 31, 2002	Dec. 31, 2001
Compagnie Générale des Etablissements Michelin shares	44,183	164,272
Less allowances for impairment in value	(2,674)	(10,868)
Other listed investments, net	611	1,003
Other cash equivalents, net	376,443	21,982
Total	418,563	176,389

- As of December 31, 2002, Compagnie Générale des Etablissements Michelin held 1,263,202 of its own shares with a market value of €41,509 thousand. During 2002, the number of own shares held by the Company decreased by 2,877,255.

- As of December 31, 2002, the market value of other listed investments was €836 thousand.

10. *Changes in stockholders' equity and minority interests (in thousands of euros)*

	Common stock	Paid-in capital in excess of par	Retained earnings	Translation adjustment	Net income	Stockholders' equity	Minority interests	Total
At Dec. 31, 2000	269,432	1,609,476	2,159,857	(594,200)	399,045	3,843,610	310,919	4,154,529
Dividends paid					(157,674)	(157,674)	(25,075)	(182,749)
Appropriation of undistributed income			251,581	(10,210)	(241,371)	--	--	--
Net income for the year					295,967	295,967	17,977	313,944
Translation adjustment and other			4,389	10,091		14,480	25,719	40,199
At Dec. 31, 2001	269,432	1,609,476	2,415,827	(594,319)	295,967	3,996,383	329,540	4,325,923
Capital increase	11,569	158,107				169,676	--	169,676
Employee stock ownership plan	2,584	39,206	(14,401)			27,389	--	27,389
Dividends paid					(138,708)	(138,708)	(28,943)	(167,651)
Appropriation of undistributed income			157,434	(175)	(157,259)	--	–	--
Net income for the year					580,803	580,803	33,682	614,485
Translation adjustment and other			(20,700)	(286,007)		(306,707)	(160,848)	(467,555)
At Dec. 31, 2002	283,585	1,806,789	2,538,160	-880,501	580,803	4,328,836	173,431	4,502,267

Stock option plan

In May 2002, the Group issued 716,000 stock options to members of the management teams of the Group's French and foreign companies, exercisable for shares in Compagnie Générale des Etablissements Michelin on a one option for one share basis at an exercise price of €44. Options must be held for a period of four years from the grant date before being exercised. The exercise period is nine years.

11. *Provisions for contingencies and charges (in thousands of euros)*

	Dec. 31, 2001	Translation adjustments and other	Movements	Reversals (utilized allowances)	Reversals (non-utilized allowances)	Dec. 31, 2002
Post-retirement and other employee benefit obligations	3,091,157	(282,676)	316,610	(348,593)	--	2,776,498
Deferred taxes	57,234	(2,405)	11,393	(15,725)	--	50,497
Restructuring	627,465	(12,025)	40,167	(213,198)	(22,173)	420,236
Other	182,793	(30,662)	78,472	(33,990)	--	196,613
Total	3,958,649	(327,768)	446,642	(611,506)	(22,173)	3,443,844

Impact (net of incurred expenses)

	Movements	Reversals (non-utilized allowances)
Operating income	380,970	--
Interest income and expense	809	--
Net non-recurring income and expense	53,470	(22,173)
Income tax	11,393	--
Total	446,642	(22,173)

Post-retirement and other employee benefit obligations

A specific analysis of these obligations is provided in note 13.

Restructuring provisions

The decrease in restructuring provisions mainly corresponds to provisions reversed to cover expenses incurred during the year in connection with the implementation of restructuring plans (including the plan to improve the competitiveness of Group operations in Europe and the cost-reduction plan in North America).

12. *Income taxes (in thousands of euros)*

Income taxes reported in the income statement can be analyzed as follows:

	Dec. 31, 2002	Dec. 31, 2001
Current taxes	246,289	298,457
Deferred taxes	114,044	11,33
Sub-total	360,333	309,794
Withholding taxes	22,12	19,91
Total	382,455	329,712

The following table presents a reconciliation of the theoretical tax charge to the actual tax charge:

	Dec. 31, 2002	Dec. 31, 2001
Tax, excluding withholding taxes at source, on the contribution of Group companies to consolidated income, at standard local tax rates	379,324	171,475
Effect of permanent differences	44,47	1,6
Effect of unrecognized deferred taxes	(45,540)	136,864
Effect of changes in tax rates	1,0	12,25
Other effects	(18,992)	(12,436)
Income taxes reported in the income statement, excluding withholding taxes	360,333	309,794

	Dec. 31, 2002	Dec. 31, 2001
Total unrecognized deferred tax assets	472,128	528,340

Deferred tax assets and liabilities break down as follows by category:

	Dec. 31, 2002	Dec. 31, 2001
Deferred tax assets	1,128,576	1,391,333
Deferred tax liabilities	(50,497)	(57,234)
Net obligation	1,078,079	1,334,099
Breakdown:		
- temporary differences	817,403	1,035,321
- tax loss carryforwards	274,049	335,458
- tax credits	(13,373)	(36,680)

13. Post-retirement and other employee benefit obligations

In some countries where the Group operates, employees are entitled to certain short-term benefits (such as vacation pay and annual bonuses), long-term pre-retirement benefits (seniority awards) and long-term post-retirement benefits (retirement bonuses, pension benefits and coverage of health care costs).

Short-term benefit obligations are recognized as a liability (accrued expense) in the balance sheets of the Group companies concerned. Other benefit obligations are funded or provided for as follows:

a) Under defined contribution plans, fixed contributions are paid to an external fund which pays the benefits. The company has no legal or constructive obligation to make further contributions if the fund does not hold sufficient assets to pay all benefits due to employees. For the Michelin Group, this generally concerns countries where there are government-sponsored pay-as-you-go retirement schemes in place, such as in France. In some countries, specific defined contribution plans have been set up for Group employees, such as in Poland, Switzerland and the 401K plan in the United States.

b) Under defined benefit plans, the company has a legal or constructive obligation towards its employees. Obligations under these plans can be:
- **either funded** over employees' years of service by contributions to an external fund which pays the benefits due to employees. For contributory plans, contributions are paid by the company and the employee; for non-contributory plans, contributions are paid only by the company.
- **or unfounded and paid directly by the company** to eligible employees on the vesting date.

For the Michelin Group, this primarily concerns:
- U.S., U.K. and Canadian pension plans
- German, Spanish and Italian supplementary pension schemes, retirement bonuses in France and the payment of retirees' healthcare costs in the U.S. and Canada.

The projected benefit obligation under these defined benefit plans is calculated by independent actuaries based on local practice and the conditions of each plan. The projected benefit obligation changes each year based on the following factors:

- Recurring factors:

- Service cost, corresponding to the value of benefits attributed to services rendered by employees during the year,
- Interest cost, corresponding to the increase in the projected benefit obligation due to the passage of time
- benefit payments

- Non-recurring factors

- changes in long-term actuarial assumptions (concerning, for example, inflation rates and future salary levels)
- changes in benefit formula

To calculate the projected benefit obligation, actuaries use a certain number of long-term assumptions provided by the company, including the inflation rate, the rate of salary increases and the discount rate. These assumptions are reviewed annually.

Assumptions used at December 31, 2002	North America	Europe	Other
Rate of salary increases [1]	3.75% to 3.90%	3.00% to 3.75%	1.90% to 10.00%
Discount rate	6.75% to 6.90%	5.50% to 6.00%	2.10% to 11.00%
Average remaining service lives	11 to 18 years	11 to 18 years	17 to 20 years
Expected return on plan assets	8.00% to 8.50%	5.50% to 6.75%	2.10% to 9.20%
Actual return on plan assets for the year ended December 31, 2002 [2]	- 3,50%	- 12,63%	- 5,50%

Assumptions used at December 31, 2002	North America	Europe	Other
Rate of salary increases [1]	3.25% to 4.15%	3.00% to 4.00%	1.90% to 10.00%
Discount rate	6.25% to 7.15%	5.50% to 6.00%	2.10% to 11.00%
Average remaining service lives	11 to 15 years	12 to 18 years	17 to 20 years
Expected return on plan assets	8.50% to 9.15%	5.50% to 6.75%	2.10% to 9.20%
Actual return on plan assets for the year ended December 31, 2001 [2]	- 1.50%	- 5.00%	- 14.96%

1) Including all assumptions relating to career development, promotions, seniority and other, over the employee's entire service life.
2) As of the measurement date.

Some countries have introduced legislation authorizing or stipulating that these obligations be funded by employer (and, for contributory plans, employee) contributions to external funds responsible for investing and administering the amounts received. In this case, the employer nevertheless continues to have a legal and constructive obligation towards its employees. The way in which the funds are run and their related investment procedures differ according to the country and, in some cases, from one fund to another.

The value of plan assets held in external funds can also vary, depending on:

- the level of contributions received from the employer and employees
- the level of benefits paid to eligible employees
- the return on plan assets, including unrealized gains and losses.

Plan assets are valued on a yearly basis, at October 31.

The following table shows the funded status of Michelin's main defined benefit plans at December 31, 2002.

	Pension plans	Other post-retirement benefit plans (including healthcare)	Total 2002	Total 2001
Projected benefit obligation	4,470,962	27,879	4,498,841	5,044,923
Fair value of plan assets	- 3,809,036	- 6,262	- 3,815,298	- 4,570,148
Funded status	661,926	21,617	683,543	474,775
Unfunded projected benefit obligation	454,005	2,416,034	2,870,039	3,050,629
Prior service cost	2,082	20,630	22,712	24,317
Unrecognized actuarial gains and losses	- 1,085,167	- 277,273	- 1,362,440	- 912,057
Net amount recognized	32,846	2,181,008	2,213,854	2,637,664
Amounts recognized in balance sheet:				
Prepaid benefit cost			- 562,644	- 453,493
Accrued benefit cost			2,776,498	3,091,157
Net amount recognized			2,213,854	2,637,664

Unrecognized actuarial gains or losses (corresponding to changes in the value of the projected benefit obligation or the value of plan assets) arise primarily from:

- differences between actuarial assumptions and actual experience,
- changes in long-term actuarial assumptions, such as inflation rate, discount rate and future salary levels,
- changes in the benefit formula.

At December 31, 2002, actuarial losses amounted to €1,362 million. These losses correspond primarily to differences between the actual and expected return on plan assets.

Periodic pension cost is determined at the beginning of the year by independent actuaries. The components of periodic pension cost are as follows:

- Service cost, corresponding to the value of benefits attributed to services rendered by employees during the year,
- Interest cost, corresponding to the increase in the projected benefit obligation due to the passage of time
- Expected return on plan assets,
- Actuarial gain or loss, resulting from changes in actuarial assumptions. In accordance with the corridor method, the portion of actuarial gains and losses that exceeds 10% of the higher of the projected benefit obligation and the value of plan assets is amortized on a straight-line basis over the remaining service lives of the employees participating in the plan.
- Prior service cost, corresponding to the cost of retroactive benefits granted in a plan amendment
- Curtailment and settlement costs.

In 2002, the net periodic pension cost recorded under payroll costs totalled €340 million. This amount breaks down as follows:

Net periodic pension cost recorded in the income statement:	2002	2001
Service cost	204,116	197,870
Interest cost	484,982	521,376
Expected return on plan assets	- 345,456	- 369,706
Actuarial gains and losses	22,434	75
Prior service cost	- 11,725	10,817
Curtailments and settlements	- 13,723	- 3,276
Total	340,628	357,156

14. Subordinated debt and other long and short-term debt (in thousands of euros)

	At Dec. 31, 2002	Due within one year	Due in 1 to 5 years	Due in more than five years	At Dec. 31, 2001
Subordinated debt	--				1,026,598
Other long and short-term debt:					
- Convertible bonds					
- Other bonds	1,889,230	84	304,8	1,500,00	322,7
- Other long and short-term debt	3,137,75	1,893,05	1,145,53	99	4,471,14
Subtotal, other long and short-term debt	5,026,99	1,977,39	1,450,43	1,599,16	4,793,86
Total	5,026,99	1,977,39	1,450,43	1,599,16	5,820,46

Debt secured by collateral at December 31, 2002	96,628
Obligations under finance leases at December 31, 2002	269,102

<u>Subordinated debt</u>

The USD 1,075 million subordinated line of credit secured by Compagnie Financière Michelin in September 2000 from a pool of banks and insurance companies includes:

- A USD 905 million facility provided by the banks. This was drawn down in October 2001 and repaid in June 2002. All drawdowns must be repaid in full by September 2005.
- A USD 170 million contingent facility provided by the insurance companies which has the same characteristics as the bank facility, but drawdowns may be made only following the occurrence of certain events based on changes in average European and American GDP. This line of credit has not been drawn down.

<u>Bond issue</u>

In April 2002, Michelin Finance Luxembourg SA launched a bond issue guaranteed by Compagnie Financière Michelin.

The bonds were issued in two tranches:

- one of €1 billion with a 6.125% coupon, maturing in April 2009.
- one of €500 million with a 6.5% coupon, maturing in April 2012.

Net debt at December 31, 2002 breaks down as follows (in thousands of euros):

- Long and short-term debt	5,026,998
- Cash equivalents and other short-term investments	(418,563)
- Cash	(790,505)
Total	3,817,930

Long and short-term debt breaks down as follows between fixed and floating rate debt and by currency, after taking into account financial instruments:

(in thousands of euros)

Currency	Floating rate	Fixed rate	Average life of fixed rate debt	Total long and short-term debt	% by currency
Euro	(1,123,393)	1,076,33	6.8	(47,0	(1.2)
Swiss franc	1,071,35		5.7	1,078,23	
Pound sterling	391,		--	391,	
Other non-euro-zone currencies	244,		1.9	244,	
Total European currencies	**583,**	**1,083,38**	**6.8**	**1,667,22**	
U.S. dollar	748,	875,	4.2	1,624,11	
Canadian dollar	117,		--	117,	
Total dollar zone	**866,**	**875,**	**4.2**	**1,742,08**	
Other currencies	364,	43	1.5	408,	
Total	**1,815,35**	**2,002,57**	**5.5**	**3,817,93**	

Hedging costs are charged directly to the income statement.

15. *Off-balance sheet commitments (in thousands of euros)*

	Dec. 31, 2002	Dec. 31, 2001
Commitments given:		
Guarantees given	113,046	114,651
Future minimum lease payments under non-cancelable operating leases	614,715	586,346
Discounted bills	5,577	6,471
Total	733,338	707,468
Commitments received:		
Guarantees received	145,997	254,378

NOTES TO THE CONSOLIDATED STATEMENT OF INCOME

The consolidated financial statements have been prepared in accordance with French generally accepted accounting principles, including standard CRC 99-02 published by the *Comité de la Réglementation* Comptable dealing with consolidated financial statements.

16. Payroll costs (in thousands of euros) and number of employees

	2002	2001
Payroll costs	5,152,143	5,241,525
Average number of employees of fully-consolidated companies	126,285	127,467

17. Research and development costs (in thousands of euros)

Research and development costs for the last two years were as follows:

- 2002: 703,978
- 2001: 701,902

18. Impairment charges (in thousands of euros)

	2002	2001
Net charges for impairment of:		
- inventories	(14,351)	18,426
- receivables	23,489	9,030

Impairment charges related to inventories are included in "Purchases used in production" and charges related to receivables are included in "Other operating expenses" in the consolidated statement of income.

19. Interest income and expense (in thousands of euros)

	2002	2001
Interest income and expense	(209,052)	(278,462)
Exchange gains and losses	(49,593)	(31,043)
Amortization and net movements in allowances for impairment of financial assets	(1,612)	(11,274)
Total	(260,257)	(320,779)

Net exchange losses for 2002 result mainly from the fall in value of currencies in several South American countries (Argentina, Venezuela, Chile).

20. *Non-recurring income and expense (in thousands of euros)*

		2002	2001
Restructuring costs		(17,405)	(339,959)
Net gains on disposals of fixed assets	1)	69,130	363,130
Other non-recurring items		23,484	(52,077)
Total		75,209	(28,906)

1) Net gains on disposals of fixed assets break down as follows:
- Shares in subsidiaries and affiliates 10,292
- Property, plant and equipment and intangible assets.......... 58,838

21. *Segment information (in thousands of euros)*

Business segments	Passenger Cars-Light Trucks	Trucks	Other businesses	Inter-segment eliminations	Total
	2001				
Property, plant and equipment, net	2,977,194	1,341,047	1) 2,091,610		6,409,851
Sales	7,982,179	3,915,259	4,901,194	(1,024,024)	15,774,608
Operating income	711,110	342,976	(13,915)		1,040,171
	2002				
Property, plant and equipment, net	2,754,242	1,220,788	1) 1,797,127		5,772,157
Sales	7,947,946	3,944,034	4,637,293	(884,199)	15,645,074
Operating income	764,803	484,757	(24,361)		1,225,199

1) Including shared assets:
- 2002: 736,613
- 2001: 921,511

Geographical areas	Europe	North America and Mexico	Other	Total
	2001			
Property, plant and equipment, net	3,139,461	2,433,619	836,750	6,409,851
Sales	7,446,968	6,286,471	2,041,169	15,774,608
	2002			
Property, plant and equipment, net	3,188,042	1,909,371	674,744	5,772,157
Sales	7,560,577	6,068,037	2,016,460	15,645,074

22. *Subsequent events*

- Agreement with the Viborg Group
  On December 18, 2002, Michelin signed an agreement with the Viborg Group with a view to acquiring all the latter's tire distribution operations in Europe.
  This acquisition, totaling around €300 million, has been submitted to the European Competition Authorities for approval.

- Cooperation agreement with Hankook Tire
  On January 28, 2003, Hankook Tire and the Michelin Group signed a partnership agreement. In addition, they announced that the Michelin Group would be acquiring a 10% interest in Hankook Tire.

- Announcement of an industrial restructuring plan in Spain
  On January 30, 2003, Neumáticos Michelin S.A. launched an industrial restructuring plan that will lead to the elimination of around 400 jobs on average per year over the period covering 2003 to 2005.

23. *Management compensation*

Compagnie Générale des Etablissements Michelin is administered by Managing Partners ("*Gérants*") who are also general partners ("*associés commandités*") of the Company. As such, they are entitled to a share of the income distributed among all the general partners in accordance with the provisions of the Company's bylaws. The Managing Partners do not receive any compensation or other benefits from Compagnie Générale des Etablissements Michelin or any of its subsidiaries or affiliates.

SEC File #82-3354





03 MAY 29 AM 7:21

Mixed General Meeting

to be held at 9:00 a.m. on **Friday 16th May 2003**

at the Polydôme, Place du 1er-Mai
Clermont-Ferrand (Puy-de-Dôme), France

Notice of Meeting

2 Agenda

3 Summary presentation

6 Preamble

8 Resolutions

21 Company results

Conditions of entry to the General Meeting

Any stockholder who is entered in the Company's register of stockholders no later than five days in advance of the date of the meeting will be entitled to attend that meeting, or to appoint another stockholder or their spouse as proxy, regardless of the number of shares which they hold.

We would appreciate it if you could let us know whether you are to attend the meeting, if possible, NO LATER THAN 30TH APRIL 2003.

If you are not attending, we would ask you to return the document comprising a proxy form and a mail voting form, to be duly completed in accordance with your choice, at the earliest opportunity using the reply envelope enclosed.

Dear Stockholder,

This year, Michelin is to hold a Mixed General Meeting (ordinary and extraordinary).

Specific items of business in the Ordinary Meeting, will be the approval of the accounts and the allocation of profits, together with proposals for the renewal of the term of office and appointment of members of the Supervisory Board.

As part of the Extraordinary Meeting, you will be invited to renew those financial resolutions whose term of application is due to expire, and to update the Articles of Association in order to take account of new legal provisions.

This General Meeting will be the first to be held since the 56,000 Michelin employees became stockholders in the Company in accordance with a global scheme for employee share ownership.

Each yearly General Meeting provides us with the opportunity to establish closer contact with large numbers of stockholders. This is an important consideration for us, and we hope that you will be able to respond positively to this invitation.

With best regards, we remain yours faithfully.

Edouard Michelin

René Zingraff



MICHELIN

Agenda

- ☐ Reading of the Managing Partners' report;
- ☐ Reading of the report of the Supervisory Board.

Items within the competence of the Ordinary General Meeting:

- ☐ Reading of the Auditors' reports on the consolidated and corporate accounts for 2002, and the special Auditors' report on the conventions described in Article L.226-10 of the French Commercial Code;
- ☐ Approval of the corporate accounts for 2002 and the operations described therein;
- ☐ Allocation of profits for 2002;
- ☐ Approval of the consolidated accounts for 2002;
- ☐ Renewal of the term of office of two members of the Supervisory Board;
- ☐ Appointment of one member of the Supervisory Board;
- ☐ Definition of the remuneration of the Supervisory Board;
- ☐ Authorisation for the company to trade its own shares on the French Stock Exchange.

Items within the competence of the Extraordinary General Meeting:

- ☐ Reading of the special Auditors' reports;
- ☐ Authorisation for an increase in capital by subscription in cash to a nominal amount of 100 million euros;
- ☐ Authorisation for an increase in capital by way of the incorporation of reserves to a total amount of 100 million euros;
- ☐ Authorisation for an increase in capital to a maximum nominal amount of 100 million euros by way of public exchange offers issued by the Company;
- ☐ Authorisation for the issue, to a maximum nominal amount of one billion euros, of convertible bonds to a maximum nominal value of 100 million euros;
- ☐ Authorisation for the issue, to a maximum nominal amount of one billion euros, of bonds with scrip certificates for shares representing a maximum nominal amount of 100 million euros;
- ☐ Authorisation for the issue of composite transferable securities conferring entitlement to the allocation of shares to a maximum nominal value of 100 million euros;
- ☐ Authorisation for the issue of independent scrip certificates for shares representing a maximum nominal amount of 100 million euros;
- ☐ Authorisation for an increase in capital to a maximum nominal amount of two million eight hundred and forty thousand euros, representing 1% of the current capital, by the way of the issue of shares to be reserved for employees of the Company and of Group member companies;
- ☐ Restriction, to a maximum total amount of 100 million and one billion euros respectively, of authorisations for the increase of capital and for the issue of credit bonds and other certificates of debt conferring access to capital, as described in the 10th and the 12th - 16th resolutions proposed;
- ☐ Authorisation for the reduction of the equity capital, up to a limit of 10% per two-year period, by way of the cancellation of shares in the Company acquired by the latter under the terms of programmes for the repurchase of shares;
- ☐ Amendment of Article 15 of the Articles of Association regarding the composition of the Supervisory Board;
- ☐ Inclusion in the Articles of Association of an option for the electronic transmission of proxy forms and mail voting forms in advance of the Meeting, and the corresponding amendment of Article 22 of the Articles of Association;
- ☐ Harmonisation of the text of the Articles of Association with laws and regulations, and the consequent amendment of Articles 6, 17, 19, 24-27 and 30 of the Articles of Association.



Summary presentation

Overview

The global economy has undergone a cautious recovery in 2002, in relation to 2001: while Gross Domestic Product has risen by 1.7%, the second half of the year was marked by a slow-down in growth.

In the USA, the completion of corporate stock release programmes and a resurgence in consumption generated a recovery in the first half of 2002. However, the contribution of Western Europe was limited by the weakness of domestic demand, although there was a high degree of variation from country to country. Notwithstanding limited activity in Japan, which is highly dependent upon exports to the USA, strong growth in Asia as a whole has been generated by China. South America, on the other hand, in response to the collapse of the Argentine economy and financial upheavals in Brazil, has fallen into recession.

In this uncertain economic climate, the tyre sector has continued to recover. Manufacturers have pursued the implementation of measures to enhance competitiveness: closure of production plants with poor cost-effectiveness and relocation of plants, improved industrial flexibility, review of contracts with manufacturing clients, development of product mix in favour of the top end of the market and SUVs (Sport and Utility Vehicles). Manufacturers have also pursued their policy of price increases and the incorporation of sustained development into their strategy: development of fuel-saving tyres and the recycling of tyres at the end of their lifetime.

The market decline continued during the first half of the year, particularly for replacements, but signs of recovery became apparent in all geographical areas during the fourth quarter.

- In North America, the original equipment market for HGV tyres has benefited from the early purchase of heavy vehicles (class 8) in anticipation of the implementation of new anti-pollution standards. The market for replacement tyres has recovered, but has not returned to the level achieved in 2000. The original equipment market for cars and vans has benefited from the strong growth in car sales, but replacement tyres have been hit by the severe slump in the mass market sector. Moreover, this market has not benefited, as in 2001, from the recall of 13 million Firestone SUV tyres by Ford.
- In general, the lack of buoyancy in European markets has continued. However, the original equipment market for HGVs has continued to perform slightly better than in 2001 as a result of exports outside Europe. Only the replacement market for cars and vans has made significant progress as a result of growth in snow tyre markets and in Central European countries.
- Market development in South America has been limited by the economic situation.
- Overall development in Asia has been favourable and has been particularly strong in China, in both the original equipment and replacement markets.

Michelin on the markets

Michelin increased its share of the replacement market for cars and vans in 2002. In Europe in particular, the increase in the volume of sales was significantly in excess of market growth, particularly in the VZ, 4x4 and snow tyre sectors. This was also the case in Asia, whilst in North America the Group has been able to sustain its market share in a context of declining markets. In the original equipment market, Michelin has further improved the balance of its sales in relation to the replacement market, and has enhanced the quality of its product mix. This is reflected in turnover which, although 0.4% down, has increased by 3.7% once the impact of exchange rates is excluded. At 7,948 million euros, this figure represents a little over 50% of turnover for the Group as a whole.

Turnover in the HGV sector has increased by 0.7% to 3,944 million euros, an increase of 5.6% once the impact of exchange rates is excluded. However, there has been a high degree of variation in developments: growth in excess of the market rate in Europe in declining replacement markets, progress in a North American market which continues to decline in relation to its 2000 level, and strong growth in China. In the original equipment market, Michelin has benefited in particular from a significant recovery in North America, largely as a result of early purchases resulting from the coming into force of new anti-pollution standards in October.

At 4,637 million euros, turnover for other operations has declined substantially, particularly in response to the almost 5% loss of value of the dollar against the euro. There has also been a development in «speciality» tyres for markets which, overall, have borne little fruit or have even had a negative impact, particularly in the civil engineering and aviation sectors. The distribution sector, both in Europe - as a result of difficult economic conditions for the HGV sector - and in North America has performed indifferently in relation to 2001.

Results and balance sheet

Turnover totalled 15,645 million euros, a fall of 0.8% over the previous year.

At 1,225 million euros, operating income has shown an 18% increase over 2001.

At 7.8%, an increase of 1.2 points, the operating margin has exceeded the target set by Michelin for 2002.

This improvement stems chiefly from the following reasons:

- An increase in the volume of sales;
- A fall in the cost of raw materials resulting from the time lag between purchase and consumption and, more generally, the reduction of costs and staff numbers;
- An improvement in the average unit selling price resulting from growth in the top range, 4x4 and snow tyre sectors in the car and van market and in the HGV services market, and from the policy for price stability.
- This has been achieved notwithstanding unfavourable currency conditions, with the depreciation, not only of the dollar against the euro, but also of South American currencies against the euro.

In terms of operating income per sector, with a figure of 765 million euros and a margin of 9.6% the car and van market has continued to show steady progress. In three years, the margin has increased by two percentage points. The stringent management of investments, a low level of stocks throughout the year and a lower break-even point have generated a substantial recovery in the cost-effectiveness of the HGV sector, to a value of 485 million euros and a margin of 12.3%. The cost-effectiveness of other operations has declined (down by 24 million euros, or a 0.5% reduction in margin). This stems from the lower cost-effectiveness of civil engineering and aviation tyres under difficult market conditions, losses in the wheel production sector and development costs for ViaMichelin, in accordance with the development plan for the operation concerned.

At 69.9% of turnover, the cost price of sales continues to fall, generating a 1.2 points improvement in the margin to 30.1%. However, the rise in commercial and administrative costs continues to outstrip the growth of turnover. This stems largely from the high level of development costs associated with the acceleration in the renewal of product ranges and the reinforced presence of the Group in sectors with a high level of technological content and added value.

At 704 million euros, or 4.5% of turnover, the increase in research and development costs reflects the will of Michelin to continue its investment in the future, even in a difficult economic climate.

Financial results have improved in response to a reduction of nearly one billion euros in net financial debts and the favourable impact of exchange rates. The exceptional profit is 75 million euros, largely as a result of capital gains on the sale of fixed assets. At 38.4%, the average rate of tax has returned to a level which more accurately reflects the operations and structure of the Group.

The net profit is therefore 614 million euros (with a Group share of 580 million euros), virtually double the figure achieved in 2001.

Gross tangible and intangible investments totalled 967 million euros, a fall of 0.7 points to 6.2% of turnover in comparison to the previous year. These figures are in line with the target set by Michelin. Net stocks have been reduced to 18.3% of turnover. In combination with a stable level of customer receivables, this development has allowed a reduction of 152 million euros in the working capital requirement. These movements as a whole, set against a sustained capacity for self-financing in excess of 1.2 billion euros, notwithstanding voluntary payments of 347 million euros to the pension funds of Group employees in North America and Spain account for the significant increase in available cash-flow. At 637 million euros, this has doubled in relation to 2001.



Michelin has therefore been able to repay a proportion of its financial liabilities, which have also been favourably affected by the depreciation of other currencies against the euro. At 3,818 million euros, net financial liabilities have been reduced by over one billion euros in relation to 2001. Largely as a result of the issue of a debenture loan to the value of 1.5 billion euros, debts have been restructured and their term of redemption has been extended.

At the same time, there has been a slight increase in capital and reserves, to 4.5 billion euros. Michelin undertook two significant operations in 2002, namely, the launch of the first phase of its Employee Share Ownership plan and a Public Exchange Offer for bearer shares in the Compagnie Financière Michelin in Switzerland. These two operations were a success, and the number of equity shares has been increased from 134.7 million at the end of December 2001 to 141.8 million at the end of December 2002. The net debt to equity ratio has been reduced below 100% to 85%, as against 113% at the end of 2001.

Compagnie Générale des Etablissements Michelin (C.G.E.M.)

The corporate accounts of the CGEM show a profit of 332,387,387.56 euros, a fall of 120.4 million euros over the previous year.

Operating profits totalled 82.1 million euros, a fall of 7.4 million. The amount of fees charged has remained stable, while operating costs have increased from 274.8 to 283 million euros, largely as a result of the increase in research and services costs.

Financial income fell by 133.7 million euros, and was affected by the reduction of the dividend of the subsidiary PARDEVI to 50.3 million euros, as against 203.3 million in 2001. Figures for this last year incorporate part of the capital gains realised by the sale of shares in Peugeot SA.

The exceptional profit of 33.7 million euros takes account of a transfer from depreciation reserves for shares in Manufacture Française des Pneumatiques Michelin to the value of 32 million euros.

Capital and bonuses have increased by 211.4 million euros, 41.8 million of this variation is attributable to the Employee Share Ownership plan and 169.6 million to the Public Exchange Offer for bearer shares in the Compagnie Financière Michelin.

Prospects for 2003

Michelin expects tyre markets to remain stable in 2003, although the risk of decline cannot be ruled out. Although «raw material» costs will increase, this should be offset by the depreciation of the dollar against the euro. Certain other costs are set to rise, such as transport, energy, insurance and personnel costs, in the last case as a result of the amortization of actuarial variations on deferred liabilities in favour of employees.

Regarding other items in the profit and loss account, the following should also be taken into consideration:

- Costs for the implementation of the industrial development plan in Spain, announced at the end of January 2003;
- The acquisition of the tyre distribution businesses of the Viborg Group in Europe. Authorised by the European competition authorities in early March 2003, this operation will result in the consolidation of Viborg in 2003 and a one-off redemption of the margin of acquisitions in the course of the year, in accordance with the rules of the Group.

In consequence, 2003 is set to be a difficult year, and the current geopolitical climate is not conducive to the definition of targets. However, these uncertainties have not undermined the confidence of Michelin and its determination to continue the improvement of its financial, industrial, technological and commercial performance in pursuit of its medium-term objectives.

◎ Preamble

◎ Resolutions within the competence of the Ordinary General Meeting

☐ The first two resolutions relate to the approval of the corporate accounts and the allocation of profits for 2002. For this year, the distribution of a dividend of € 0.93 per share is proposed. With the addition of a tax credit of € 0.465, this will generate overall earnings for stockholders of € 1.395 per share. This dividend will be paid on 20th May 2003.

☐ The third resolution relates to the approval of the consolidated accounts for 2002.

☐ The fourth resolution concerns the special Auditors' report on regulated agreements.

☐ The fifth and sixth resolutions concern the renewal of the term of office of two members of the Supervisory Board.

☐ The seventh resolution concerns the appointment of one member of the Supervisory Board.

☐ The eighth resolution concerns the definition of the remuneration of the Supervisory Board.

☐ The ninth resolution concerns the authorisation of the Company to transact its own shares.

◎ Resolutions within the competence of the Extraordinary General Meeting

Resolutions ten to seventeen concern the renewal of authorisations previously conferred for the conduct of various financial operations.

☐ The tenth resolution concerns conventional increases in capital by subscription in cash to a maximum amount of 100 million euros, with the maintenance of preferential subscription rights.

☐ The eleventh resolution concerns the authorisation of increases in capital by way of the incorporation of reserves, to the amount of 100 million euros.

☐ The twelfth resolution concerns the authorisation of increases in capital for the purposes of remuneration in respect of shares submitted for public exchange offers initiated by the Company.

☐ Resolutions thirteen to fifteen concern the issue, with or without the maintenance of preferential subscription rights, of convertible bonds, bonds with share scrip certificates and composite transferable securities. Borrowing under each type of operation would be limited to one billion euros, and increases in capital resulting therefrom would not exceed one hundred million euros in each case.

☐ The sixteenth resolution concerns the authorisation of the issue, by free allotment to stockholders or by subscription, with or without the maintenance of preferential subscription rights, of independent share scrip certificates, whereby the increase in capital resulting from the exercise of these certificates shall be limited to a maximum of 100 million euros.

☐ The seventeenth resolution concerns the authorisation required by the law on save-as-you-earn schemes to undertake increases in capital specifically in favour of employees of the Company and of Group member companies both in France and abroad.

☐ The eighteenth resolution concerns the definition of an overall limit on the value of increases in capital and of credit bonds and other certificates of debt conferring access to capital as a consequence of authorisations which are liable to be issued under the terms of the tenth resolution and of resolutions twelve to sixteen above.

☐ The nineteenth resolution concerns the renewal of the authorisation to undertake the reduction of equity capital by way of cancellation of shares under the terms of share repurchase schemes.

☐ The twentieth resolution concerns the amendment of Article 19 of the Articles of Association with regard to the composition of the Supervisory Board.

☐ The twenty-first resolution concerns the conferral upon stockholders of an option for the electronic transmission of their proxy form and mail voting form in advance of any Meeting.

☐ The twenty-second resolution concerns the harmonisation of the text of the Articles of Association with various laws and regulations, in order to take account of recent developments in the latter.



Summary of proposals for the renewal of authorisations for increases in capital

(Resolutions 10 to 17)

Transferable securities *(Resolution no.)*	Date of expiry		Amount	
	Maintenance of preferential subscription right for stockholders	Removal of preferential subscription right for stockholders	Of increase in capital	Of capital issue with or without maintenance of preferential subscription right for stockholders (nominal value)
Increase in capital by subscription in cash *(10th)*	15th May 2008	–	–	€ 100 million
Free allotment of shares *(11th)*	15th May 2008		–	€ 100 million
Increase in capital by way of public exchange offers *(12th)*	–	15th May 2006	–	€ 100 million
Convertible bonds *(13th)*	15th May 2008	15th May 2006	€ 1 billion	€ 100 million
Bonds with share scrip certificates *(14th)*	15th May 2008	15th May 2005	€ 1 billion	€ 100 million
Composite transferable securities *(15th)*	15th May 2008	15th May 2006	€ 1 billion	€ 100 million
Share scrip certificates				
a) Free of charge	15th May 2008			€ 100 million
b) For a consideration *(16th)*	15th May 2008	15th May 2004	–	€ 100 million
Increase in capital reserved for employees *(17th)*	–	15th May 2008	–	€ 2,840,000

The object of the 18th resolution is to limit to 100 million euros the maximum nominal value of increases in capital, whether immediate or at a date, which are liable to be undertaken under the terms of resolutions 10, and 12 to 16.

Ordinary resolutions

1st resolution — Approval of the corporate accounts for 2002

The General Meeting, having heard the Managing Partners' report, the Auditors' report and the report of the Supervisory Board, hereby approves the accounts for 2002 and the profit recorded therein of € 332,387,387.56.

The General Meeting approves the operations described in the above accounts and indicated in the above reports, specifically, and in so far as is necessary, those affecting the various reserve accounts.

2nd resolution — Allocation of profits for 2002

At the proposal of the Managing Partners and with the approval of the Supervisory Board, the General Meeting:

In consideration of a profit for the year of	€ 332,387,387.56
In consideration of the transfer to the statutory reserve such that the latter shall represent one tenth of the equity capital, namely	€ 1,415,371.40
In consideration of the statutory share of the general partners to the amount of	€ 6,144,852.81
And whereas the resulting balance of	€ 324,827,163.35
Subject to the addition of profits brought forward of	€ 44,586,519.78
Represents a distributable sum of	€ 369,413,683.13

Hereby rules as follows:

I. To undertake the distribution of a total sum of € 160,442,187.90 which, after the allocation of € 28,574,949 for property tax, represents a dividend of € 0.93 per share with a tax credit of € 0.465, thereby generating total earnings per share of € 1.395 for those stockholders who benefit from tax credits.

The date of expiry for dividend entitlements shall be 20th May 2003, upon which date shares shall be quoted net of their dividend entitlement for 2002.

Since shares held by the Company upon the date of settlement of the dividend shall not be dividend-bearing, the amount corresponding to the dividend in respect of these shares and to the associated tax allocation shall be entered under the item «Profits carried forward».

Dividends paid out in the previous three years, together with the corresponding tax credits, are summarised in the following table:

Year	Dividends distributed (€)	TOTAL EARNINGS PER SHARE		
		Dividend	Tax credit	Total earnings
1999	95,648,269.83	0.71	0.36	1.07
2000	107,772,698.40	0.80	0.40	1.20
2001	136,642,666.05	0.85	0.43	1.28

II. To transfer to the special reserve for long-term capital gains the amount of € 7,302,557.00

III. To transfer the balance of € 201,668,938.23
- to the item «Other reserves» not exceeding € 150,000,000.00
- and to the item «Profits carried forward» not exceeding € 51,668,938.23



3rd resolution — Approval of the consolidated accounts for 2002

The General Meeting, having heard the Managing Partners' report, the Auditors' report and the report of the Supervisory Board hereby approves the consolidated accounts for 2002 and the profit recorded therein of € 614, 485,280.65.

4th resolution — Regulated agreements

The General Meeting, having heard the special Auditors' report on the agreements described in Article L.226-10 of the French Commercial Code, hereby approves the said report and duly records that there are no agreements of this type to be submitted for approval.

5th resolution — Renewal of the term of office of a member of the Supervisory Board

The General Meeting, having heard the Managing Partners' report and the report of the Supervisory Board, hereby re-elects Mr Pierre MICHELIN to the Supervisory Board for a term of five years, the said term to expire at the General Meeting of 2008 for the adoption of the accounts for 2007.

6th resolution — Renewal of the term of office of a member of the Supervisory Board

The General Meeting, having heard the Managing Partners' report and the report of the Supervisory Board, hereby re-elects Mr Edouard de ROYERE to the Supervisory Board for a term of five years, the said term to expire at the General Meeting of 2008 for the adoption of the accounts for 2007.

7th resolution — Renewal of the term of office of a member of the Supervisory Board

The General Meeting, having heard the Managing Partners' report and the report of the Supervisory Board, hereby appoints Mr Benoît POTIER to the Supervisory Board for a term of five years, the said term to expire at the General Meeting of 2008 for the adoption of the accounts for 2007.

8th resolution — Remuneration of the Supervisory Board

The General Meeting, having heard the Managing Partners' report and the report of the Supervisory Board, hereby raises the total annual remuneration payable to the Supervisory Board to the sum of 160,000 euros.

9th resolution | Authorisation for the Company to transact its own shares on the Stock Market

The General Meeting, having heard the Managing Partners' report and the report of the Supervisory Board, hereby authorises the Company to transact its own shares, in accordance with Article L.225-209 of the French Commercial Code, subject to the following conditions:

- ☐ the maximum purchase price shall be 60 euros,
- ☐ the minimum selling price shall be 30 euros,
- ☐ the number of shares purchased shall not exceed 10% of the total number of equity shares,
- ☐ the term of this authorisation shall be 18 months with effect from the present date.

In case of an increase in capital by way of the incorporation of reserves and the allotment of free shares, or in case of the division or amalgamation of shares, the prices indicated above shall be adjusted by the application of a multiplier coefficient which shall be equal to the ratio between the number of equity shares before and after the operation concerned.

Shares may be acquired at any time, on a single occasion or on a number of occasions, whether on the market, by private contract or by any other arrangement, by any applicable means and specifically by way of the transfer of blocks of shares, the purchase of options or the utilisation of products derived therefrom, for the following purposes:

- ☐ the stabilisation of the Stock Market share price by means of systematic intervention to counter market trends;
- ☐ the retention, sale, remittance by way of exchange or transfer of shares in lieu of payment, specifically for the purposes of financial operations such as expansion or on the occasion of the issue of stocks conferring direct or indirect access to capital;
- ☐ remuneration in respect of shares acquired by way of a public exchange offer;
- ☐ arbitrage associated with the payment of dividends;
- ☐ cancellation, whether in whole or in part, for the purposes of the optimum management of the capital and reserves of the Company and for the optimisation of net earnings per share.

For the purposes indicated above, the General Meeting hereby assigns to the Managing Partners, or to one of the Managing Partners, full authority for the conclusion of contracts, the completion of declarations and formalities and, in general, the conduct of such measures as shall be necessary and appropriate to the implementation of decisions adopted under the terms of the present authorisation.

This authorisation supersedes the resolution with the same object adopted by the Ordinary General Meeting of stockholders held on 17th May 2002.



Extraordinary resolutions

10th resolution | Increase of capital by subscription in cash

The General Meeting, having heard the Managing Partners' report and the report of the Supervisory Board,

Having taken due note of the consent of each of the general partners,

And ruling in accordance with the quorum and applicable conditions for a majority decision by an Extraordinary General Meeting,

Hereby authorises, for a term of five years, an increase in the equity capital to be completed in one or more stages by way of the issue of shares for reducible or irreducible subscription to a maximum nominal amount of one hundred million euros, to be paid-up in cash or by way of the offsetting of receivables;

Hereby assigns to the Managing Partners, or to one of the Managing Partners, full authority for the following:

- the completion of the increase or increases in capital under the terms for which the law provides, the determination of the amount, timing and arrangements for the said increase or increases, specifically the amount of the issue premium and the date for the assumption of possession of new shares, which may be retroactive;
- the enactment of all such measures as shall be required to ensure the equivalence of new shares to existing shares, particularly for the purposes of tax treatment, the definition of dates for the opening and closing of subscriptions, the collection or instruction for the collection of subscriptions and corresponding payments, the settlement of all commissions and the conclusion of all necessary agreements to this effect;

And, in general, the conduct of such measures as shall be necessary and appropriate to the completion of the increase or successive increases in capital, specifically by way of the corresponding amendment of the Articles of Association.

This authorisation supersedes the resolution with the same object adopted by the Extraordinary General Meeting of stockholders held on 12th June 1998.

11th resolution | Increase in capital by way of the incorporation of reserves

The General Meeting, having heard the Managing Partners' report and the report of the Supervisory Board,

Having taken due note of the consent of each of the general partners,

And ruling in accordance with the quorum and applicable conditions for a majority decision by an Extraordinary General Meeting,

Hereby authorises, for a term of five years, an increase in the equity capital to be completed in one or more stages by way of the incorporation of reserves, profits or issue premiums to a maximum amount of one hundred million euros, in conjunction with an increase in the face value of existing shares or the allotment of new shares with the definition of a new face value, where applicable;

Hereby assigns to the Managing Partners, or to one of the Managing Partners, full authority for the following:

- the completion of the increase or increases in capital under the terms for which the law provides, the determination of arrangements for the said increase or increases, specifically with regard to the date for the assumption of possession of new shares, which may be retroactive;
- the enactment of all such measures as shall be required to ensure the equivalence of new shares to existing shares, particularly for the purposes of tax treatment;

And, in general, the conduct of such measures as shall be necessary and appropriate to the completion and regularisation of the increase or successive increases in capital, specifically by way of the corresponding amendment of the Articles of Association.

This authorisation supersedes the resolution with the same object adopted by the Extraordinary General Meeting of stockholders held on 12th June 1998.

12th resolution — Increase in capital without preferential subscription rights for the completion of public exchange offers initiated by the Company

The General Meeting, having heard the Managing Partners' report and the report of the Supervisory Board,

Having taken due note of the consent of each of the general partners,

And ruling in accordance with the quorum and applicable conditions for a majority decision by an Extraordinary General Meeting,

Hereby authorises an increase in the equity capital to be completed in one or more stages, with no preferential subscription rights for stockholders, to a maximum nominal amount of 100 million euros, in the form of the issue of shares for the purposes of remuneration in respect of shares presented in response to a public exchange offer. This limit of 100 million euros may be raised, where applicable, by the nominal value of shares to be issued in order to preserve the interests of the holders of allotment or subscription rights in respect of other transferable securities;

Hereby rules as follows:

- this issue of shares for remuneration in respect of shares presented in response to a public exchange offer may, in accordance with the provisions of Article L.225-129 of the French Commercial Code, take the form of the issue of transferable securities of any type which shall confer immediate access and/or access at a future date certain to a proportion of the equity capital;
- the nominal value of credit instruments issued, where applicable, under the terms of the present authorisation shall not exceed five hundred million euros or the equivalent thereof in any other currency or monetary unit based upon a number of currencies;
- the present authorisation shall be issued for a term of three years, which shall be reduced to two years and one year respectively in case of the issue, under the terms of the present authorisation, of bonds with share scrip certificates or independent scrip certificates; the present authorisation shall also entail the explicit waiver on the part of stockholders, in favour of the holders of the transferable securities issued, of their preferential share subscription rights to which the said transferable securities might confer entitlement.

Hereby assigns to the Managing Partners, or to one of the Managing Partners, full authority for the completion of the said issues and specific authority for the following:

- the definition of the list of securities presented for exchange,
- the confirmation of the list of securities presented for exchange,
- the definition of the amounts, dates, conditions and procedures of issue, specifically the price, the amount of the issue premium and the possibly retroactive date for the assumption of possession of shares issued or, where applicable, of securities conferring immediate access and/or access at a future date certain to a proportion of the equity capital,
- the definition of the rate of exchange and, where applicable, of the cash adjustment,
- the determination of the impact of the issue upon the situation of stockholders in respect of their share of capital and reserves and, in theoretical terms, upon the stock market value of shares, whereby it is stipulated that procedures for the operation concerned shall be described at the time of completion thereof in a supplementary report which shall be published for the attention of stockholders in the form for which the law provides;

And, in general, the conclusion of all agreements, the enactment of all measures, the completion of all appropriate formalities for the issue of the said transferable securities, the confirmation, at the appropriate time of the number and the value of shares issued, and the completion of formalities subsequent to increases in capital, including the associated amendment of the Articles of Association.

In respect of the nominal amount not utilised, the present authorisation supersedes the resolution with the same object adopted by the Mixed General Meeting of stockholders held on 18th May 2001.



13th resolution | Convertible bonds

The General Meeting, having heard the Managing Partners' report, the special Auditors' report and the report of the Supervisory Board,

Having taken due note of the consent of each of the general partners,

And ruling in accordance with the quorum and applicable conditions for a majority decision by an Extraordinary General Meeting,

Hereby authorises the issue, in one or more stages and under the terms of a reducible subscription, where applicable, in France and/or on the Single European Market where applicable, on the international market and on foreign markets, of loans to a maximum nominal amount of one billion euros, or the equivalent thereof in any other currency or monetary unit based upon a number of currencies, represented by bonds which shall be convertible, at the will of the bearer, into Company shares, subject to a maximum nominal limit of one hundred million euros on any increase in capital, with or without the cancellation of preferential subscription rights for stockholders, whereby it is stipulated that, should the said bonds be issued on the French market and/or on the Single European Market, where applicable, the said stockholders shall enjoy preferential subscription rights in respect of all or part of the issue, which may be the subject of a reducible subscription and which shall not give rise to the creation of transferable or negotiable entitlements. The aforementioned limit of one hundred million euros may be raised, where applicable, by the nominal value of shares to be issued in order to preserve the interests of the holders of allotment or subscription rights in respect of other transferable securities.

Hereby rules that the present authorisation shall be issued for a term of five years, which shall be reduced to three years in case of the cancellation of the preferential subscription rights of stockholders; the present authorisation shall also entail the explicit waiver on the part of stockholders, in favour of bond holders, of their preferential subscription rights in respect of any shares issued by way of the conversion of bonds.

Hereby approves the bases for conversion as indicated in the Managing Partners' report.

Hereby assigns to the Managing Partners, or to one of the Managing Partners, full authority for the issue of the said bonds, the definition of procedures for the issue thereof and for the specific determination of the following:

- the nominal unit value of bonds, the number of bonds and, in consequence, the nominal value of the loan;
- the date of issue and the issue price, the date for the assumption of possession, rates and dates for the payment of interest, conditions of redemption and reimbursement, whereby it is stipulated that, if a redemption bonus is paid, the latter shall not be included in the maximum authorised nominal limit for the amount of the loan;
- any procedures for the priority subscription of bonds;
- conditions and, specifically, periods for the conversion of bonds;
- procedures for the adjustment of conversion bases defined at the outset such that, in accordance with the law, the entitlements of bond holders shall be preserved, should the Company undertake such financial operations as shall render such an adjustment necessary;
- where applicable, the impact of the issue upon the situation of the stockholder in respect of their share of capital and reserves and, in theoretical terms, upon the stock market value of shares, taking account of existing shares and of shares to be issued under the terms of the present authorisation, together with other securities which are liable to confer access to capital, whereby it is stipulated that procedures for the operation concerned shall be described at the time of completion thereof in a supplementary report which shall be published for stockholders in the form for which the law provides;

And, in general, the conclusion of all agreements, the enactment of all measures, the completion of all appropriate formalities for the issue and financial servicing of the said bonds, the confirmation, at the appropriate time, of the number and the value of shares issued by way of the conversion of bonds, and the completion of formalities subsequent to increases in capital, including the associated amendment of the Articles of Association.

The present authorisation supersedes those adopted, and having regard to the same object, by the Extraordinary General Meeting of stockholders of 12th June 1998, in respect of the authorisation for an issue with the maintenance of stockholders' preferential subscription rights, and by the Mixed General Meeting of stockholders of 18th May 2001 in respect of the authorisation of an issue with the cancellation of these preferential subscription rights.

14th resolution | Issue of bonds with share scrip certificates

The General Meeting, having heard the Managing Partners' report, the special Auditors' report and the report of the Supervisory Board,

Having taken due note of the consent of each of the general partners,

And ruling in accordance with the quorum and applicable conditions for a majority decision by an Extraordinary General Meeting,

Hereby authorises the issue, in one or more stages and under the terms of a reducible subscription, where applicable, in France and/or on the Single European Market where applicable, on the international market and on foreign markets, of loans to a maximum nominal amount of one billion euros, or the equivalent thereof in any other currency or monetary unit based upon a number of currencies, represented by bonds with Company share scrip certificates, subject to a maximum nominal limit of one hundred million euros on any increase in capital, with or without the cancellation of preferential subscription rights for stockholders, whereby it is stipulated that, in case of issue on the French market and/or on the Single European Market, where applicable, the said stockholders shall enjoy preferential subscription rights in respect of all or part of the issue, which may be the subject of a reducible subscription and which shall not give rise to the creation of transferable or negotiable entitlements. The aforementioned limit of one hundred million euros may be raised, where applicable, by the nominal value of shares to be issued in order to preserve the interests of the holders of allotment or subscription rights in respect of other transferable securities;

Hereby rules that the present authorisation shall be issued for a term of five years, which shall be reduced to two years in case of the cancellation of the preferential subscription rights of stockholders; the present authorisation shall also entail the explicit waiver on the part of stockholders, in favour of the holders of share scrip certificates, of their preferential subscription rights in respect of any shares issued by way of the exercise of the said certificates.

Hereby approves the procedures applied for the calculation of the price or prices for the exercise of share scrip certificates, as indicated in the Managing Partners' report.

Hereby assigns to the Managing Partners, or to one of the Managing Partners, full authority for the issue of the said bonds, the definition of procedures for the issue thereof and for the specific determination of the following:

- ☐ the nominal unit value of bonds, the number of bonds and, in consequence, the nominal value of the loan;
- ☐ the date of issue and the issue price, the date for the assumption of possession, rates and dates for the payment of interest, conditions of redemption and reimbursement, whereby it is stipulated that, if a redemption bonus is paid, the latter shall not be included in the maximum authorised nominal limit for the amount of the loan;
- ☐ any procedures for the priority subscription of bonds;
- ☐ procedures for the exercise of any share scrip certificates which might be assigned and negotiated independently of bonds;
- ☐ procedures for the adjustment of bases for the exercise of certificates defined at the outset such that, in accordance with the law, the entitlements of certificate holders shall be preserved, should the Company undertake such financial operations as shall render such an adjustment necessary;
- ☐ where applicable, the impact of the issue upon the situation of stockholders in respect of their share of capital and reserves and, in theoretical terms, upon the stock market value of shares, taking account of existing shares and of shares to be issued under the terms of the present authorisation, together with other securities which are liable to confer access to capital, whereby it is stipulated that procedures for the operation concerned shall be described at the time of completion thereof in a supplementary report which shall be published for stockholders in the form for which the law provides;

And, in general, the conclusion of all agreements, the enactment of all measures, the completion of all appropriate formalities for the issue and financial servicing of the said bonds and scrip certificates, the confirmation, at the appropriate time, of the number and the value of shares issued by way of the exercise of scrip certificates, and the completion of formalities subsequent to increases in capital, including the associated amendment of the Articles of Association.

The present authorisation supersedes those adopted, and having regard to the same object, by the Extraordinary General Meeting of stockholders of 12th June 1998, in respect of the authorisation for an issue with the maintenance of stockholders' preferential subscription rights, and by the Mixed General Meeting of stockholders of 18th May 2001 in respect of the authorisation of an issue with the cancellation of these preferential subscription rights.



15th resolution | Composite transferable securities

The General Meeting, having heard the Managing Partners' report, the special Auditors' report and the report of the Supervisory Board;

Having taken due note of the consent of each of the general partners,

And ruling in accordance with the quorum and applicable conditions for a majority decision by an Extraordinary General Meeting,

Hereby authorises, in accordance with the provisions of Article L.228-92 of the French Commercial Code, the issue, in one or more stages, in France and/or on the Single European Market, where applicable, of transferable securities conferring entitlement by way of conversion, exchange, reimbursement, presentation of a certificate or by any other means to the allotment, at any time or at a date certain, of shares which are or which shall be issued for this purpose and which shall represent a proportion of capital, including transferable securities issued under the terms of Article L.228-93 of the French Commercial Code. This issue may be undertaken with or without the cancellation of the preferential subscription rights of stockholders, whereby it is stipulated that:

- ☐ in case of cancellation, the Managing Partners or one of the Managing Partners may confer upon stockholders an option for priority subscription in respect of all or part of the issue, during a time period and subject to conditions which shall be defined by the Managing Partners or by one of them. This priority subscription shall not give rise to the creation of transferable or negotiable entitlements, but may be exercised on a reducible or irreducible basis at the discretion of The Managing Partners or one of the Managing Partners;
- ☐ in case of the maintenance of preferential subscription rights, the stockholders shall be entitled to exercise, under the terms for which the law provides, their entitlement to an irreducible subscription. In addition, The Managing Partners or one of the Managing Partners shall be empowered to confer upon stockholders a reducible subscription entitlement to a higher number of transferable securities than those represented by the irreducible subscription entitlement of the latter, in proportion to the subscription entitlements which they shall hold and, in any case, subject to the limits of their demand.

Hereby rules that, in respect of the said transferable securities and those to which the latter might subsequently confer entitlement:

- ☐ the nominal amount of debt securities conferring immediate access and/or access at a future date certain to Company shares and which are liable to be issued under the terms of the present authorisation shall not exceed a maximum of one billion euros or the equivalent thereof in any other currency or monetary unit based upon a number of currencies;
- ☐ the nominal amount of increases in capital shall not exceed one hundred million euros which may be raised, where applicable, by the nominal value of shares to be issued in order to preserve the interests of the bearers of transferable securities conferring entitlement to Company shares.

Hereby rules that the present authorisation shall be issued for a term of five years, excepting the application of shorter time periods for which the law provides in case of the cancellation of the preferential subscription entitlements of stockholders.

Hereby rules that the said authorisation shall entail the automatic waiver, in favour of the holders of transferable securities conferring entitlement to Company shares at a future date certain, of the preferential subscription entitlements of stockholders to shares which shall be issued in favour of the said holders.

Hereby assigns to the Managing Partners, or to one of the Managing Partners, full authority for the implementation of the present authorisation and for the specific determination of the following:

- ☐ dates and procedures for the issue of transferable securities to be created, together with the form and characteristics thereof, specifically their rates of interest and procedures for payment, which might be in the form of shares issued by the Company which shall represent a proportion of capital, their term, their reimbursement price, conditions of redemption and reimbursement and, where applicable, conditions for the repurchase thereof and their subordination ranking;
- ☐ conditions under which the said transferable securities shall confer entitlement to Company shares and the conditions of any adjustment to be applied for the preservation of the entitlements of the holders of these transferable securities, should the Company undertake such financial operations as shall render such an adjustment necessary;

□ the amount of the issue, prices and conditions of issue, specifically means of payment and dates for the assumption of possession of shares to be issued, which may be retroactive;

□ where applicable, the impact of the issue upon the situation of stockholders in respect of their share of capital and reserves and, in theoretical terms, upon the stock market value of shares, taking account of existing shares and of shares to be issued under the terms of the present authorisation, together with other securities which are liable to confer access to capital, whereby it is stipulated that procedures for the operation concerned shall be described at the time of completion thereof in a supplementary report which shall be published for stockholders in the form for which the law provides;

And, in general, the imposition of any relevant charges upon the issue premium or premiums, specifically costs incurred in respect of the issue concerned, the conclusion of all agreements, the enactment of all measures, the completion of all appropriate formalities for the issue and financial servicing of the said transferable securities, the confirmation, at the appropriate time, of the number and the value of shares issued under the terms of these operations and the completion of formalities subsequent to increases in capital by the associated amendment of the Articles of Association.

The present authorisation supersedes the resolution with the same object adopted by the Extraordinary General meeting of stockholders held on 12th June 1998.

16th resolution | Independent share script certificates

The General Meeting, having heard the Managing Partners' report, the special Auditors' report and the report of the Supervisory Board,

Having taken due note of the consent of each of the general partners,

And ruling in accordance with the quorum and applicable conditions for a majority decision by an Extraordinary General Meeting,

Hereby authorises the issue, in one or more stages in France and/or on the Single European Market where applicable, on the international market and on foreign markets, of Company share scrip certificates, with or without the cancellation of the preferential subscription rights of stockholders, whereby it is stipulated that, in case of the cancellation of the said rights and where the said issue is undertaken on the French market and/or on the Single European Market, the said stockholders shall enjoy a right of priority subscription in respect of all or part of the issue, which may be the subject of a reducible subscription and which shall not give rise to the creation of transferable or negotiable entitlements.

Hereby rules that:

□ the nominal amount of the increase in capital associated with shares to which these certificates shall confer entitlement shall not exceed one hundred million euros, subject to the addition, where applicable, of the nominal value of shares issued in order to preserve the interests of the holders of allotment or subscription rights in respect of other transferable securities;

□ the present authorisation shall be issued for a term of five years and shall entail the explicit waiver on the part of stockholders, in favour of certificate holders, of their preferential subscription rights in respect of shares which shall be issued to the said holders by way of the exercise of certificates, whereby the period for the exercise of certificates shall be limited to five years with effect from their date of issue; in case of the cancellation of the preferential subscription rights of stockholders, the term of this authorisation shall be reduced from five years to one year and the period for the exercise of certificates shall be limited to five years with effect from their date of issue.

Hereby assigns to the Managing Partners, or to one of the Managing Partners, full authority for the issue of the said certificates, the definition of procedures for the issue thereof and for the specific determination of the following:

□ the characteristics of shares which are to be the subject of the issues concerned and the conditions for the issue of the said shares;

□ any procedures for the priority subscription of certificates;

□ subscription procedures in case of the exercise of certificates and dates for the assumption of ownership of shares, which may be retroactive;

□ procedures for the adjustment of subscription bases defined at the outset in order to preserve the entitlements of certificate holders, should the Company undertake such financial operations as shall render such an adjustment necessary;



☐ the impact of the issue upon the situation of stockholders in respect of their share of capital and reserves and, in theoretical terms, upon the stock market value of shares, taking account of existing shares and shares to be issued under the terms of the present authorisation, together with other securities which are liable to confer access to capital, whereby it is stipulated that procedures for the operation concerned shall be described at the time of completion thereof in a supplementary report which shall be published for stockholders in the form for which the law provides;

And, in general, the conclusion of all agreements, the enactment of all measures, the completion of all appropriate formalities for the issue and financial servicing of the said certificates, the confirmation, at the appropriate time, of the number and the value of shares issued by way of the exercise of certificates, and the completion of formalities subsequent to increases in capital, including the associated amendment of the Articles of Association.

The present authorisation supersedes those adopted, and having regard to the same object, by the Extraordinary General Meeting of stockholders of 12th June 1998, in respect of the authorisation for an issue with the maintenance of stockholders' preferential subscription rights, and by the Mixed General Meeting of stockholders of 18th May 2001 in respect of the authorisation of an issue with the cancellation of these preferential subscription rights.

17th resolution — Increase in capital reserved for employees of the Company and of group member companies under the terms of Law no. 2001-152 of 19th February 2001 on save-as-you-earn schemes

The General Meeting, having heard the Managing Partners' report, the special Auditors' report and the report of the Supervisory Board,

Having taken due note of the consent of each of the general partners,

And ruling in accordance with the quorum and applicable conditions for a majority decision by an Extraordinary General meeting,

Hereby authorises the Managing Partners, or one of the Managing Partners, in accordance with the provisions of Articles L.443-1 and following of the Code of Labour and of Articles L.225-129 VI para 2 and L.225-138 IV of the French Commercial Code, to undertake an increase in capital, in one or more stages, by way of the issue of new shares which shall be reserved for the employees of the Company and of undertakings, whether French or foreign, which are associated with the Company within the meaning of the provisions of Article L.225-180 of the French Commercial Code and who, in the case of employees in France, are members of a Group savings scheme.

Hereby rules that:

☐ the preferential subscription rights of stockholders to any shares which shall be issued under the terms of the present authorisation shall be cancelled in favour of the said employees;

☐ the term of the present authorisation shall be fixed at five years with effect from the date of the present General Meeting;

☐ the maximum nominal amount of increases in capital to be undertaken under the terms of the present authorisation shall be fixed at 2,840,000 euros, or 1% of the current capital.

And hereby assigns to the Managing Partners, or to one of the Managing Partners, full authority for the implementation of the present authorisation, specifically with regard to the following:

☐ the definition of the list of French or foreign undertakings referred to above, whose employees are members of a savings scheme and who shall be entitled to participate in the increase in capital adopted by the present resolution;

☐ the definition, within the limits for which the law provides, of conditions to be fulfilled by the said employees in order to qualify for participation in the said increase in capital;

☐ the definition of the number of shares to be issued, which shall immediately be treated in the same way as other shares, and the definition of the issue price in accordance with the provisions of Article L.443-5 para 2 of the Code of Labour;

- ☐ the definition of time limits and procedures for the subscription and paying-up of the new shares;
- ☐ and, in general, the implementation of such measures as shall be necessary and appropriate to the definitive completion of the increase or successive increases in capital, specifically by way of the associated amendment of the Articles of Association.

The present authorisation, in respect of any part of the nominal amount which shall not be utilised, shall supersede the resolution having the same object and adopted by the Mixed General Meeting of stockholders of 18th May 2001.

18th resolution — Limitation of the overall amount of increases in capital and of credit bonds and other certificates of debt conferring access to capital

The General Meeting, having heard the Managing Partners' report, the special Auditors' report and the report of the Supervisory Board,

Having taken due note of the consent of each of the general partners,

And ruling in accordance with the quorum and applicable conditions for a majority decision by an Extraordinary General meeting,

Hereby rules as follows:

- ☐ the maximum nominal amount of increases in capital, whether immediate or at a future date certain, which are liable to be undertaken under the terms of the tenth resolution and of resolutions twelve to sixteen above shall be limited to one hundred million euros, whereby it is stipulated that this nominal amount may be raised, where applicable, by the nominal value of shares to be issued in order to preserve the allotment or subscription entitlements of the holders of other transferable securities;
- ☐ the maximum nominal amount of credit bonds and other certificates of debt which are liable to be issued under the terms of the resolutions referred to above shall be limited to one billion euros or the equivalent thereof in any other currency or monetary unit based upon a number of currencies.

19th resolution — Authorisation for the cancellation of shares

The General Meeting, having heard the Managing Partners' report, the special Auditors' report and the report of the Supervisory Board,

Having taken due note of the consent of each of the general partners,

And ruling in accordance with the quorum and applicable conditions for a majority decision by an Extraordinary General meeting,

- ☐ Hereby authorises, in accordance with the provisions of Article L.225-209 of the French Commercial Code, the cancellation in one or more stages of all or part of the Company shares which shall be acquired by the latter under the terms of the authorisation which is the object of the ninth resolution above, and of any previously agreed authorisations for share repurchase programmes;
- ☐ Hereby assigns to the Managing Partners, or to one of the Managing Partners, full authority for the reduction of capital by way of the cancellation of Company shares acquired by the latter, subject to a limit of 10% of capital in any two-year period, for the definition of the definitive amount of the reduction in capital and procedures for the implementation thereof, for the regulation of any entitlement of creditors to lodge objections, for the entry of the difference between the net book value of cancelled shares and the nominal amount of the reduction in capital under all available items for premiums and reserves, for the definitive confirmation of the operation, for the corresponding amendment of Article 6 para 1 of the Articles of Association and, in general, for the implementation of such measures as shall be necessary and appropriate.

The present authorisation shall be issued for a term of five years with effect from the date of the present Meeting and, in respect to any part of the nominal amount which shall not be utilised, shall supersede the resolution having the same object and adopted by the Mixed General Meeting of stockholders of 11th June 1999.



20th resolution — Amendment of the statutory composition of the Supervisory Board

The General Meeting, having heard the Managing Partners' report, the special Auditors' report and the report of the Supervisory Board,

Having taken due note of the consent of each of the general partners,

And ruling in accordance with the quorum and applicable conditions for a majority decision by an Extraordinary General meeting,

Hereby rules that the maximum number of members of the Supervisory Board shall be raised from seven to ten, and that the text of Article 15 para 1 of the Articles of Association shall be amended accordingly:

Article 15, para 1:

«The Company shall appoint a Supervisory Board which shall comprise a minimum of three members and a maximum of ten members and who shall be appointed exclusively from stockholders other than partners».

21st resolution — Option for the electronic submission of proxy forms and mail voting forms in advance of any Meeting, and the corresponding amendment of Article 22 of the Articles of Association

The General Meeting, having heard the Managing Partners' report, the special Auditors' report and the report of the Supervisory Board,

Having taken due note of the consent of each of the general partners,

And ruling in accordance with the quorum and applicable conditions for a majority decision by an Extraordinary General meeting,

Hereby rules that, in accordance with the provisions of Decree no. 2002-803 of 3rd May 2002, the Articles of Association shall include an option whereby stockholders shall be entitled to submit their proxy form and mail voting form by electronic means in advance of any Meeting, and that the text of Article 22 of the Articles of Association shall be amended accordingly:

Article 22, paras 5 and 6:

Para 6 shall be renumbered para 5, and shall be worded as follows:

«Subject to the conditions defined by the law and regulations, stockholders shall be entitled to appoint another stockholder, who shall be present at the Meeting, or their spouse as their representative at a General Meeting, or to vote by post, in which case they shall submit their proxy form and mail voting form in advance of the Meeting, either by post or by an electronic form of telecommunication.»

22nd resolution — Harmonisation of the Articles of Association with laws and regulations

The General Meeting, having heard the Managing Partners' report, the special Auditors' report and the report of the Supervisory Board,

Having taken due note of the consent of each of the general partners,

And ruling in accordance with the quorum and applicable conditions for a majority decision by an Extraordinary General meeting,

Hereby rules as follows:

- the Articles of Association shall be harmonised with laws and regulations in force, including Order no. 2000-912 of 18th September 2000 for the consolidation of Law no. 66-537 of 24th July 1966 and Law no. 2001-420 of 15th May 2001 with regard to new economic regulations,

- the Articles of Association shall be amended accordingly as follows:

Article 6, para 3:

The reference to «Articles 281 and following of the Law of 24th July 1966 shall be replaced by a reference to «Articles L.228-27 and following of the French Commercial Code».

Article 17, final para:

The reference to «Article 101 and following and Article 258 of the Law of 24th July 1966» shall be replaced by a reference to «Articles L.225-38 and following and Articles L.226-10 of the French Commercial Code».

Article 19, paras 1, 2 and 4:

The text of these paragraphs shall be replaced by the following:

«Any agreement concluded, whether directly or through the agency of an intermediary, between the Company and one of the Managing Partners, a member of Supervisory Board, one of the stockholders of the Company holding a share of voting rights in excess of 5% or, in the case of corporate stockholder, the company exercising control of the said share within the meaning of Article L.223-3 of the French Commercial Code, shall be subject to the prior authorisation of the Supervisory Board. The same shall apply to any agreements in which one of the above persons shall be directly involved.

The same shall apply to agreements concluded between the Company and another undertaking, where one of the Managing Partners or members of the Supervisory Board of the Company is the owner, partner with unlimited liability, director, administrator, general manager, member of the management board or member of the supervisory board of the said undertaking.

(...)

The interested party shall undertake to notify the Supervisory Board immediately they shall become aware of an agreement which shall be subject to authorisation, and shall not be entitled to vote on the authorisation sought.»

Article 24, para 1:

The text of this paragraph shall be replaced by the following:

«The Ordinary General Meeting shall comprise all stockholders, regardless of the number of shares that they shall hold, provided that any payments due in respect of the latter have been fully discharged».

Article 25, para 1:

Removal of the discharge from liability of the members of the controlling authorities of the Company to be conferred by the Annual General Meeting and, correspondingly, of the terms «shall or shall not issue a discharge from liability in respect of their functions».

Article 26, para 3:

The text of this paragraph, regarding the quorum required for Extraordinary General Meetings of stockholders, shall be amended as follows:

The terms «one half and, in response to a second summons, one quarter of voting shares» shall be replaced by the following: «one third and, in response to a second summons, one quarter of the voting shares».

Article 27, paras 1 and 2:

☐ 1st para: the reference to «Article 262 of the law of 24th July 1966» shall be replaced by a reference to «Article L.226-14 of the French Commercial Code».

☐ 2nd para: further to the amendment of Article 25 para 1, as indicated above, the terms «discharges from liability to be acknowledged» shall be deleted.

Article 30, para 2:

The reference to «Article 345 of the law of 24th July 1966» shall be replaced by a reference to «Article L.232-10 of the French Commercial Code».



Company results for the last five years

	1998	1999	2000	2001	2002
I End-of-year capital					
a) Equity capital	251,935,794	269,431,746	269,431,746	269,431,746	283,585,460
b) Existing number of ordinary shares	137,715,873	134,715,873	134,715,873	134,715,873	141 792 730
c) Existing number of priority dividend shares (non-voting)	–	–	–	–	–
d) Maximum number of future shares to be created	–	–	–	–	–
II Operations and results for the year					
a) Turnover net of taxes	272,554,108.48	296,709,451.18	335,562,960.73	364,240,518.88	364,877,827.54
b) Result before tax and net calculated charges (depreciation and reserves)	138,095,222.66	252,473,518.63	257,749,796.33	457,409,251.36	306,269,486.48
c) Tax on profits	49,697,914.19	32,037,388.53	26,366,015.41	415,485.00	13,188,696.00
d) Employee profit-sharing for the year	–	–	–	–	–
e) Result after tax and calculated charges (depreciation and reserves)	254,410,770.22	247,399,260.17	263,620,238.61	452,871,105.91	332,387,387.56
III Earnings per share					
a) Result after tax, but before calculated charges (depreciation and reserves)	0.64	1.64	1.72	3.39	2.07
b) Result after tax and calculated charges (depreciation and reserves)	1.85	1.84	1.96	3.36	2.34
c) Dividend per share:					
- Class A capital shares	0.66	–	–	–	–
- Class A entitlement shares and Class B shares	0.64	–	–	–	–
- Shares	–	0.71	0.80	0.85	0.93
IV Personnel					
a) Average number of employees during the year	33	32	33	33	34
b) Total emoluments for the year	1,299,028.20	1,136,874.59	1,147,039.19	1,110,087.78	1,409,510.18
c) Total amounts paid by way of welfare benefits (Social Security payments, welfare schemes, etc.)	501,794.58	444,061.94	459,331.75	435,795.99	462,332.27

Compagnie Générale des Établissements Michelin
Registered office: 12, cours Sablon - CLERMONT-FERRAND (Puy-de-Dôme) - FRANCE
Telephone : +33 473 98 59 00 - Fax: +33 473 98 59 04

Partnership limited by shares with a subscribed capital of Euros 283 585 460
Michelin & Cie - Company registration number 855 200 887 Clermont-Ferrand - France


MICHELIN

SEC File #82-3354

Corporate Press 03/07/2003

The European commission approves the acquisition of the tire distribution business of Group Viborg by Euromaster, a subsidiary of Michelin.

The European commission approves the acquisition of the tire distribution business of Group Viborg by Euromaster, a subsidiary of Michelin.

The European Commission gave today its approval for the acquisition of the tire distribution business of Viborg by Euromaster, a subsidiary of the Michelin group. An agreement was signed on December 19, 2002.

The approval will lead to the completion of the acquisition of Viborg in the near future.

For more information
Eric Le Corre: +33 1 45 66 16 15 / +33 4 73 32 77 92
Laurent Cavard: +33 4 73 32 18 02 / +33 1 45 66 11 07

Corporate Press 03/31/2003

Purchase of Viborg by Group Michelin subsidiary Euromaster signed on March 31, 2003.

In accordance with the preliminary agreement signed on December 18, 2002 by Group Michelin subsidiary Euromaster and Viborg, the purchase of Viborg's tire distribution activities in Europe by Euromaster was officially signed on March 31, 2003.

This acquisition follows the timetable initially scheduled. The deal was approved by the European competition regulators on March 7, 2003. Further to this approval, a due diligence procedure will be started and implemented over several weeks.

For more information

Eric Le Corre : 33 (0) 1 45 66 10 04 / 33 (0) 4 73 32 77 92
Laurent Cavard : 33 (0) 4 73 32 18 02 / 33 (0) 1 45 66 16 15

SEC File #82-3354

Corporate Press 04/08/2003

Takeover bid by Michelin to acquire 30% of the equity of its Polish Stomil - Olsztyn subsidiary it does not currently own.

Compagnie Générale des Etablissements Michelin, through its affiliate Compagnie Financière Michelin, announced today it will make an offer to acquire the 8 097 197 shares it does not currently own of its Polish subsidiary, Stomil-Olsztyn, representing 29.75 % of the equity. The offer price is 46.5 Polish zlotys per share. It will run from April 15 til April 30, 2003. Should the entirety of the equity not yet held by the Michelin Group be tendered to the offer, the aggregate cost of the offer would be approximately € 87 million, at current exchange rates. Michelin's planned acquisition of the minority shares of Stomil-Olsztyn is part of the process to optimize and simplify Group structures that has been initiated with the exchange offer of Compagnie Financière Michelin (CFM) shares last October 2002.

For more information, please contact:
Eric Le Corre : + 33(0) 1 45 66 16 15 / + 33(0) 4 73 32 77 92
Laurent Cavard : + 33(0) 4 73 32 18 02 / + 33(0) 1 45 66 11 07

SEC File #82-3354

Corporate Press 05/06/2003

Public Tender Offer on Stomil-Olsztyn successfully completed.

28.74% of the equity of Stomil-Olzstyn were brought to the Offer. Michelin now holds 98.99% of the equity of its Polish subsidiary.

Compagnie Générale des Etablissements Michelin (CGEM), through its affiliate Compagnie Financière Michelin (CFM), announced today the results of its offer to acquire, on the Warsaw stock exchange, the 8,097,197 shares it did not currently own of its Polish subsidiary, Stomil-Olsztyn, representing 29.75 % of the equity. The offer expired on April 30.

7,822,337 shares were tendered to the offer, representing 96.61% of the shares to which the tender offer related. Taking into account the shares held prior to the launch of the public tender offer, CGEM now controls, through its affiliate CFM, 98.99% of the share capital and the voting rights of Stomil-Olzstyn.

Ownership of the tendered shares will be transferred upon settlement of the tender offer transaction on May 7. The cost of the shares acquired by the Michelin Group amounts, on the basis of the offer price of 46.50 Polish zlotys per share, to 363.7 million Polish zlotys, that is approximately 84.8 million euros, at current exchange rates*.

On the basis of the net asset value of Stomil-Olzstyn, as of December 31, 2002, the goodwill pertaining to this transaction amounts to approximately 38 million euros. Given the industrial nature of Stomil-Olzstyn, this goodwill will be depreciated over 20 years in the books of the Michelin Group, starting in 2003.

Michelin's acquisition of the minority shares of Stomil-Olsztyn is part of the process to optimize and simplify Group structures that has been initiated with the exchange offer of Compagnie Financière Michelin (CFM) shares last October 2002.

* 1 euro = 4.29 zlotys as of April 30, 2003

For more information, please contact:

Eric Le Corre : + 33(0) 1 45 66 16 15 / + 33(0) 4 73 32 77 92
Laurent Cavard : + 33(0) 4 73 32 18 02 / + 33(0) 1 45 66 11 07

SEC File #82-3354

Corporate Press 05/15/2003

69 % of Michelin employees have subscribed to the Worldwide Shareholding Plan.

At the close of the two phases of the Michelin Worldwide Shareholding Plan, 69% of Michelin employees have chosen to become shareholders in the Group.

The two phases took place in 69 countries, concerning 113, 000 persons. The first phase took place in April 2002, and the second just ended.

Employees applied for 3, 300, 000 shares in all, but 2, 700, 000 were available. On average, each subscriber applied for 30 shares.

The objective behind the plan was to enable as many employees as possible to become shareholders, and this was achieved. Michelin is now in the upper echelons of the industrial sector, in terms of employee interest in company capital.

In the second phase, a number of Central European countries attained remarkable subscription rates: Poland (85%), Hungary (76%) and Romania (69%). The same can be said of Turkey (88%), Thailand (79%), South Africa (77%), Algeria (74%), Australia (73%) and Russia (73%). The company's Managing Partners have expressed their satisfaction: The level of employee participation has exceeded our estimations. Despite the troubled geopolitical climate of the past months, the level of subscription shows that the majority of the company's employees have recognized the attractiveness of the share offer, as well as our message of trust in them.

Press contact: (33) 1 45 66 22 22